6/25

08003429

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Glorious Sun Enterprises

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 2 6 2008
THOMSON REUTERS

FILE NO. 82- 04581

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

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DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 6/25/08

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code:393)



082-04581

2008 JUL 25 A 10:13

12-31-07 AR/S

Annual Report 2007


JEANSWEST
真維斯

OUR CORE BUSINESS

Retail, export and manufacture of casual wear apparel

OUR VISION

To become a market leader in casual wear apparel retailing
and
to be one of the best casual wear apparel suppliers

OUR MISSION

Focused on our customers, we endeavour to provide quality products and services with added value. We strive after:

- customer satisfaction;
- staff development;
- reasonable equity return; and
- growth with our business partners,
  so as to benefit our community.

CONTENTS

CORPORATE INFORMATION

DIRECTORS

Executive
Dr. Charles Yeung, SBS, JP *(Chairman)*
Mr. Yeung Chun Fan *(Vice-chairman)*
Mr. Yeung Chun Ho
Mr. Pau Sze Kee, Jackson
Mr. Hui Chung Shing, Herman, JP
Ms. Cheung Wai Yee
Mr. Chan Wing Kan, Archie

Independent non-executive
Mr. Wong Man Kong, Peter, BBS, JP
Mr. Lau Hon Chuen, Ambrose, GBS, JP
Mr. Chung Shui Ming, Timpson, GBS, JP

Non-executive
Dr. Lam Lee G.

COMPANY SECRETARY

Mr. Mui Sau Keung, Isaac

AUTHORISED REPRESENTATIVES

Mr. Pau Sze Kee, Jackson
Mr. Hui Chung Shing, Herman, JP

LEGAL ADVISERS

Hong Kong
JSM in association with Mayer Brown LLP and Mayer Brown International LLP

Bermuda
Conyers, Dill & Pearman

AUDITORS

Ernst & Young
Certified Public Accountants

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

The Bank of Bermuda Limited
6 Front Street
Hamilton, HM11
Bermuda

HONG KONG BRANCH SHARE REGISTRAR AND TRANSFER OFFICE

Computershare Hong Kong Investor Services Limited
46th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

ADR DEPOSITARY

The Bank of New York Mellon
ADR Division
101 Barclay Street
22nd Floor – West
New York, NY 10286
U.S.A.

REGISTERED OFFICE

Clarendon House
2 Church Street
Hamilton HM11
Bermuda

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS

Glorious Sun Group Building
97 How Ming Street
Kwun Tong
Kowloon
Hong Kong

PRINCIPAL BANKERS

The Hongkong and Shanghai Banking Corporation Limited
Standard Chartered Bank
Bank of China (Hong Kong) Limited
Hang Seng Bank Limited
CALYON
Citibank, N.A.

WEBSITE

http://www.glorisun.com

STOCK CODE

393

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Glorious Sun Enterprises Limited (the "Company") will be held at Board Room, 7th Floor, The Dynasty Club Limited, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Tuesday, 27 May 2008 at 2:00 p.m. for the following purposes:

(1) To receive and consider the financial statements and the reports of the directors and auditors for the year ended 31 December 2007.

(2) To declare the final dividend for the year ended 31 December 2007.

(3) To declare the special dividend for the year ended 31 December 2007.

(4) To elect directors and to authorise the board of directors to fix the remuneration of directors.

(5) To appoint auditors and to authorise the board of directors to fix their remuneration.

(6) As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

(A) "**THAT**:

(I) subject to sub-paragraph (III) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(II) the approval in sub-paragraph (I) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(III) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in sub-paragraph (I) of this resolution, otherwise than pursuant to (a) a Rights Issue (as hereinafter defined) or upon the exercise of rights of conversion or subscription under any securities which are convertible into shares of the Company or (b) the share option scheme or similar arrangement of the Company for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (c) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-

NOTICE OF ANNUAL GENERAL MEETING

laws of the Company, shall not exceed the aggregate of: (aa) 20 per cent. of the aggregate nominal amount of the issued share capital of the Company on the date of this resolution and (bb) (if the directors of the Company are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company purchased by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution) and the said approval shall be limited accordingly; and

(IV) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(B) "**THAT**:

(I) subject to sub-paragraph (II) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to purchase shares in the issued share capital of the Company be and is hereby generally and unconditionally approved;

(II) the aggregate nominal amount of share capital of the Company which the Company is authorised to purchase pursuant to the approval in sub-paragraph (I) of this resolution shall not exceed 10 per cent. of the aggregate nominal amount of share capital of the Company in issue on the date of this resolution and the said approval shall be limited accordingly; and

NOTICE OF ANNUAL GENERAL MEETING

(III) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(C) "**THAT** the directors of the Company be and are hereby authorised to exercise the powers of the Company referred to in paragraph (I) of the resolution set out as resolution (6)(A) in the notice of the meeting of which this resolution forms a part in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (III) of such resolution."

(7) To transact any other ordinary business of the Company.

By Order of the Board

Mui Sau Keung, Isaac
Company Secretary

Hong Kong, 28 April 2008

Principal Place of Business:
Glorious Sun Group Building
97 How Ming Street
Kwun Tong
Kowloon
Hong Kong

Registered Office:
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

NOTICE OF ANNUAL GENERAL MEETING

Notes:

1. A member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and vote in his stead. A member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf. A proxy need not be a member of the Company.

2. A form of proxy for the meeting is enclosed. In order to be valid, the form of proxy together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be deposited at the Company's principal place of business at Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong not less than 48 hours before the time appointed for the meeting or any adjournment thereof.

3. The register of members of the Company will be closed for the purposes of determining the entitlements to the proposed final and special dividends and the identity of members who are entitled to attend and vote at the meeting from Thursday, 22 May 2008 to Tuesday, 27 May 2008, both days inclusive, during which period no transfers of shares shall be effected. In order to qualify for the proposed final and special dividends, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration by no later than 4:00 p.m. on Wednesday, 21 May 2008.

4. In relation to agenda item No. (4) in the Notice regarding election of directors, Mr. Yeung Chun Fan, Mr. Pau Sze Kee, Jackson and Mr. Wong Man Kong, Peter, BBS, JP will retire by rotation at the forthcoming annual general meeting of the Company pursuant to bye-law 110(A) of the Company's Bye-laws and, being eligible, offer themselves for re-election.

5. The biographical details and length of service with the Company of all the directors who stand for re-election at the forthcoming annual general meeting are set out in the "Directors' and senior management's biographies" section in this annual report.

6. The amount of emoluments paid for the year ended 31 December 2007 to each of the directors who stand for re-election at the forthcoming annual general meeting is set out in note 8 to the financial statements in this annual report and the basis of determining such emoluments is set out in the "Emolument Policy" section in this annual report.

7. Other biographical details of each of the directors who stand for re-election at the forthcoming annual general meeting are set out below to enable shareholders to make an informed decision on their re-elections. Save for the information set out in this paragraph 7 and in paragraphs 4 to 6 above, there is no information to be disclosed pursuant to any requirements of the provisions under paragraph 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor are there other matters that need to be brought to the attention of shareholders in respect of the directors who stand for re-election at the forthcoming annual general meeting.

   7.1 Mr. Yeung Chun Fan, aged 55, is an executive director of the Company, a brother of Dr. Charles Yeung, SBS, JP and Mr. Yeung Chun Ho and the spouse of Ms. Cheung Wai Yee. Mr. Yeung Chun Fan's interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO") are set out in the "Directors' interests and short positions in securities" section in this annual report and remain unchanged as at 23 April 2008, being the latest practicable date prior to the printing of the Notice (the "latest practicable date").

NOTICE OF ANNUAL GENERAL MEETING

Mr. Yeung was a non-executive director of (i) Generra Sportswear Company, Inc., a company incorporated in Washington, USA (a corporate structure inclusive of (ii) Generra Sportswear (HK) Limited, a company incorporated in Hong Kong and (iii) Generra Production Corporation, a corporation incorporated in Washington, USA). These three companies were involved in design, manufacture and sale of the Generra Sportswear lines. At all material time Mr. Yeung had no duty in the day-to-day operations of Generra Sportswear Company, Inc. On 2 July 1992, Chapter 11 proceedings were instituted and Generra Sportswear Company, Inc. was administratively dissolved in 1995, Generra Sportswear (HK) Limited was dissolved on 13 September 2002 and Generra Production Corporation was dissolved in 1994, respectively. So far, no allegation has been made against Mr. Yeung in Generra Sportswear Company, Inc. for fraud, negligence or any conduct of dishonesty.

7.2 Mr. Pau Sze Kee, Jackson, aged 56, is an executive director of the Company and his interest in the shares of the Company within the meaning of Part XV of the SFO are set out in the "Directors' interests and short positions in securities" section in this annual report and remain unchanged as at the latest practicable date.

Mr. Pau was a director of Tetra Finance (HK) Limited, a deposit-taking company incorporated in Hong Kong. Due to liquidity problems, the company was ordered to be wound up by the Supreme Court of Hong Kong on 4 March 1983. The amount involved was about HK$1 billion. Mr. Pau has been told that the winding up was completed in 1999.

7.3 Mr. Wong Man Kong, Peter, BBS, JP, aged 59, is an independent non-executive director of the Company. In the past three years, Mr. Wong is a director of Hong Kong Ferry (Holdings) Co. Ltd., China Travel International Investment Hong Kong Limited, Sun Hung Kai & Co. Limited, Chinney Investments, Limited, Sino Hotels (Holdings) Limited, Far East Consortium International Limited and New Times Group Holdings Limited. He does not have any interest in the shares of the Company.

8. Pursuant to the Company's Bye-laws, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the chairman of the meeting; or

(ii) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferred a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

CHAIRMAN'S STATEMENT



GROUP RESULTS

In the year under review, the development of the Group's retail operations had staged a new phase and successfully achieved the strategic goals set several years ago - "to drive growth in earnings persistently through retail operations as the core activity and to focus on China market as the core market". In the financial year ended 31 December 2007 (the "Financial Year"), the retail operations had contributed 75.83% of the Group's consolidated sales with retail turnover in the PRC representing more than half of the Group's consolidated sales. Quiksilver Glorious Sun, the joint-venture with Quiksilver US began to make earnings after a triennium of investment period. The retail business under Jeanswest retained double-digit growth and its franchise operations expanded from the Middle East to Thailand and Vietnam with satisfactory progress, laying a solid foundation for building up the Jeanswest brandname in Asia. The Group's after-tax profit in the Financial Year made a record high.

During the Financial Year, the Group had disposed of its entire equity interest in G.S - i.t Limited ("GSit") to I.T Ltd., for a return of 9% equity interest in I.T Ltd. and substantial exceptional earnings.

However, in the Financial Year, the US retail market was hit sharply by the extended economic crisis triggered off by the sub-prime issue and became sluggish, more noticeably in the second half. This caused negative impact on the Group's export business. Fortunately, the impact to the Group was insignificant because the export sales only represented 19.61% of the Group's consolidated sales.

CHAIRMAN'S STATEMENT

In the year under review, the Group's overall financial position remained solid with inventory turnover improving. Inventory level stayed at a healthy level. As at 31 December 2007, the Group's consolidated net cash rose to HK$1,016,564,000 from HK$716,439,000 in the previous year. During the Financial Year, the Group's consolidated sales rose to HK$4,783,880,000 (2006: HK$4,397,359,000) and the profit attributed to shareholders, being enhanced by the exceptional earnings, came up to HK$515,749,000 (2006: HK$271,582,000), representing an increase of 8.79% and 89.91% respectively.

DIVIDEND

The Directors have resolved to recommend the payment of a final dividend of HK12.24 cents (2006: HK12.24 cents) per share and a special dividend of HK10.00 cents (2006: HK10.00 cents) per share for the year ended 31 December 2007 at the forthcoming annual general meeting to be held on Tuesday, 27 May 2008. The final dividend together with the special dividend amounting to HK$235,613,000, if approved by the shareholders, are expected to be paid on or around Tuesday, 3 June 2008 to those shareholders whose names appear on the register of members of the Company on Tuesday, 27 May 2008.

REVIEW OF BUSINESSES

Retailing

In the Financial Year, the Group's retail operations continued to stage strong growth. In spite of the rises in store rentals, increase in operating costs and fierce competition, etc, the Group still continued to record double-digit growth in sales in the retail operations. Average inventory level also further improved to 50 days from 51 days in the corresponding period of the previous year. The Group's retail network covered Mainland China, Hong Kong, Macau, Australia, New Zealand, the Middle East, Thailand and Vietnam. There were a total of 1,940 retail stores as at the end of 2007 (2006: 1,804), of which 920 (2006: 777) were operated under franchise arrangements. For the Financial Year, the Group's aggregate sales from the retail operations amounted to HK$3,627,826,000 (2006: HK$2,918,766,000), representing a year-on-year increase of 24.29%. Contributions from its retail operations to the Group's consolidated sales had improved to 75.83% from the 66.38% recorded in the corresponding period in the previous year.

CHAIRMAN'S STATEMENT

1. The PRC

i. *Jeanswest*



The brandname of Jeanswest remained the Group's flagship brand in Mainland China. On the back of a strong and buoyant retail market, there were rising operating costs, especially in store rentals. The market competition was also very keen. Despite these, Jeanswest performed well with sales maintaining a double-digit growth thereby reducing the pressure from the escalating operating costs. Such achievement was principally attributed to the Management's resolute commitment to upgrade the brand image of Jeanswest and to enhance the quality of its product lines. This strategy was well supported by our customers, enabling Jeanswest to maintain its stronghold in the market. Meanwhile, the Group upgraded its merchandising system which provided a flexible and better inventory control, leading to increasing same store sales. The Group's strategy in adding more flagship stores and concept stores in the prime locations of major cities also enhanced the image of the Jeanswest brandname. Membership of Jeanswest VIP surpassed the million mark and they on average contributed to more than 10% of Jeanswest sales in the Mainland.

In the year under review, sales from the retail operations in the PRC amounted to HK$2,586,630,000 (2006: HK$2,050,979,000), increased by 26.12% year-on-year and represented 54.07% of the Group's consolidated sales. As at 31 December 2007, there were 1,667 Jeanswest stores (2006: 1,374), covering 250 cities in the Mainland, among which 899 (2006: 717) were operated under franchise arrangements.

ii. *Quiksilver Glorious Sun*

Quiksilver Glorious Sun witnessed a breakthrough in its development in the Financial Year. In the past, all products were imported from the United States. Currently over 60% of its products were manufactured in the Mainland. With the growing popularity of the brandname of Quiksilver in the Mainland, stores increased from 23 to 48 and gross sales rose by more than 60% when compared with the previous year. This operation managed to break even in the third quarter and made earnings for the whole year.

CHAIRMAN'S STATEMENT

iii. GSit

In the second half of the Financial Year, the Group sold its entire 50% equity stake and assigned its shareholder's loan in GSit to I.T Ltd. in return for HK$80,000,000 in cash and 102,827,000 newly issued ordinary shares of I.T Ltd., which represented 9% of its enlarged share capital. This transaction resulted in I.T Ltd. holding the entire equity interest in GSit, giving it the flexibility to penetrate into the Mainland retail market on its own pace. For the Group, through the holding of 9% equity interest in I.T Ltd., it would still benefit from I.T Ltd.'s future development efforts. When the transaction was disclosed, both the share prices of the Company and of I.T Ltd. went up materially, suggesting that the market was generally positive towards the transactions and reckoned it as a win-win arrangement.



2. Australia and New Zealand

The retail markets in Australia and New Zealand in the first half of the Financial Year were better than those of the second half. These markets slowed down as a result of the deterioration of the US sub-prime crisis, the two interest rates hikes in Australia as well as the uncertainties in the political arena subsequent to the parliamentary election. Competition also intensified. During the year, Jeanswest had developed new concept in store operation in order to create a better shopping environment. The concept was well received, stabilising the continuous growth in sales of Jeanswest products.

For the Financial Year, sales from the Australia and New Zealand markets amounted to HK$1,041,195,000 (2006: HK$867,787,000), translating into a 19.98% year-on-year increase. As at the end of 2007, Jeanswest operated a network of 225 retail stores (2006: 220) in Australia and New Zealand, among which 6 (2006: 6) were under franchise arrangements.

CHAIRMAN'S STATEMENT

Export

The intensification of the sub-prime crisis in the US led to slowdown in economic growth and sluggish retail environment in the US market, especially in the second half of the year under review. In addition, the production costs in the Mainland also increased due to the appreciation in value of Renminbi against the US dollars. Because the rises in production costs could not be shifted to the customers, gross profit margin in this operation was adversely affected. In early 2003, the Management rightly took the direction rather different from most others on the future planning after the 2005 lifting of textile export quotas restrictions among World Trade Organisation member states. Most manufacturers and traders in the Mainland anticipated that the lifting of textile export quotes would bring about market opportunity and they expanded their manufacturing facilities extensively to capture such opportunity. However, the Group considered that the current global economy could not be segregated from politics and that the private enterprises would also pose very keen market competition with more than twenty years of experience subsequent to the Chinese open-door policy. The Management therefore took a different view about the investment environment in the emerging the PRC and withdrew the resources originally allocated to the labour intensive and export businesses. Consequently, the expansion of manufacturing facilities in the Mainland was frozen and those overseas factories without competitiveness were all closed down. Our operations thereby managed to get away from the problems associated with the general over-production crisis in the industry and to reduce the negative impacts arising out of the sluggish retail environment in the US market, the Renminbi appreciation and the rises in the Mainland production costs. In the year under review, sales from the export operations contributed only 19.61% of the Group's consolidated sales. As a result, the negative impact on the Group's overall profitability was insignificant.



For the Financial Year, the Group's sales from exports amounted to HK$938,193,000 (2006: HK$1,254,136,000), slipped 25.19% from the previous year.

Other Businesses

Trading of fabric remained as the principal activities of the Group's other businesses, which contributed aggregate sales of HK$217,861,000 (2006: HK$224,457,000), representing a reduction of 2.94% year-on-year.

CHAIRMAN'S STATEMENT

FINANCIAL POSITION

The Group's financial position had grown healthier. As mentioned earlier, the Group's inventory level had improved. In 2007, the Group had entered into foreign currency forward contracts to hedge its exposure to exchange risks in respect of the Australian dollars.

HUMAN RESOURCES

As at 31 December 2007, the Group employed about 30,000 employees (2006: 31,000). The Group offered competitive remuneration packages to them. In addition, bonus and share options may be granted based on the Group's results and individual performance from time to time.

SOCIAL RESPONSIBILITY

It is the belief of the Management that while maximising returns for shareholders through upgrading the quality of profitability, a company has to take up its social responsibilities. Adhering to stringent environmental protection policies and regulations, the Group also made direct contributions to the society. During the Financial Year, Jeanswest University Students Sponsorship Fund had financed 1,321 university students to complete their college education. Jeanswest Hope Project Society had joined force with 10 universities in the Mainland to host various charitable functions. Jeanswest in Australia and New Zealand also carried out charitable activities through co-operations with the youth charitable organisation Reach Foundation, The Cancer Council, Seconds to Give etc.

PROSPECTS

Looking forward to 2008, we expect the US sub-prime crisis to intensify and affect the other sectors. As a result, global economic growth is anticipated to slow down and retail markets to turn sluggish. In fact, against the background of slow global economic growth, anticipated interest rates cuts in the United States by the Federal Reserves to control the negative impact triggered by the sub-prime issues, we expect US dollars to depreciate further, which in turn, will cause Renminbi to appreciate significantly. As such, the Management believes that 2008 will be a challenging year with opportunities and crises emerging.

The Management remains positive and optimistic towards the outlook of the Mainland retail market. Despite a possible slowdown in the PRC economy in year 2008, the market is still expecting about 9% economic growth, which, to a certain extent, represents a reasonable adjustment amidst a relatively over-heated economy. We are of the opinion that healthy economic growth will benefit the retail market. Although the snow storm in the first quarter of 2008 had caused some challenges to the Group's retail activities in the Mainland, Jeanswest managed to achieve strong growth in sales, resulting in an encouraging and satisfactory result.

CHAIRMAN'S STATEMENT

Hence, the Management has committed to expand its retail activities in the Mainland in the ensuing year. The Group also expects Quiksilver Glorious Sun to accelerate its development and is looking for opportunity to expand into wholesale businesses.

Although economic growth in Australia and New Zealand is anticipated to slow down as well, we still expect positive growth in the Jeanswest sales. New series of dainty casual wears for ladies are now offered for sales in the specialty stores. The Group has also decided to expand Jeanswest's network of retail stores to the South East Asian markets.

However, the Management expects the operating pressure on the Group's export businesses to persist in year 2008 and thus has planned to further improve its operational efficiency and impose stringent controls over its production costs. The Group also intends to increase its sales in the Mainland in order to relax the pressure from the appreciation of Renminbi.

Barring unforeseen circumstances, the Management has confidence that the Group will continue to bring reasonable returns to its shareholders in 2008.

APPRECIATION

On behalf of the Board of Directors, I would like to take this opportunity to express our sincere appreciation to the shareholders for their support, and to the Management and staff for their dedicated efforts.

Dr. Charles Yeung, SBS, JP
Chairman

Hong Kong, 17 April 2008


JEANSWEST
眞維斯

Retail Networks In China

Total no. of shops :	Mainland China	1,695
	The HKSAR	18
	Macau	2
	Total	1,715


Heilongjiang
Jilin
Liaoning
Beijing
Hebei
Tianjin
Inner Mongolia
Xinjiang
Gansu
Shanxi
Shandong
Henan
Jiangsu
Ningxia
Shanghai
Shaanxi
Hubei
Anhui
Tibet
Zhejiang
Sichuan
Chongqing
Hunan
Jiangxi
Fujian
Guizhou
Taiwan
Yunnan
Guangxi
Guangdong
Hong Kong
Hainan


Gennon Industries Ltd.
(holding company)
~ Knitted Garment Manufacturing & Export ~
Hong Kong Bangladesh
Mainland China Cambodia
Vietnam
~ Knitted Fabric Dyeing & Knitting ~
Mainland China
~ Yarn Dyeing ~
Mainland China
Rays The Glorious Investment (BVI) Ltd.
(holding company)
~ Woven Garment Manufacturing & Export ~
Hong Kong
Mainland China
~ Apparel Wholesale ~
USA
Europe
Glorious Sun Overseas Company Limited
(holding company)
~ Apparel/ancillary goods Retailing (Quiksilver) ~
Hong Kong
Mainland China
Macau

Group Business Structure



Glorious Sun Enterprises Ltd.
Glorious Sun Enterprises (BVI) Ltd. (holding company)
Jeanswest (BVI) Ltd. (holding company)
~ Apparel Wholesale & Retailing (Jeanswest) ~ Main and China Australia New Zealand
~ Woolen Wear Manufacturing ~ Mainland China
~ Shops Decoration ~ Mainland China
Glorious Sun Industries (BVI) Ltd. (holding company)
~ Woven Garment Manufacturing & Export ~ Hong Kong Bangladesh Mainland China
~ Woven Fabric Dyeing ~ Mainland China

Retail Network
In Australia And New Zealand

Total no. of shops : 225



Northern Territory
Queensland
South Australia
Western Australia
New South Wales
Victoria
New Zealand
Tasmania

FINANCIAL HIGHLIGHTS

	2007	2006	2005	2004	2003
Revenue (HK$'000)	**4,783,880**	4,397,359	3,802,398	3,583,751	3,310,309
Increase in revenue in percentage	**8.79%**	15.65%	6.10%	8.26%	N/A
Revenue analysis:					
1. Retail					
a. Mainland China	**2,586,631**	2,050,979	1,716,268	1,477,645	1,251,322
b. Australia & New Zealand	**1,041,195**	867,787	776,221	800,014	585,124
2. Export	**938,193**	1,254,136	1,148,110	1,144,528	1,266,510
3. Others	**217,861**	224,457	161,799	161,564	207,353
Operating margin (after finance costs) (%)	**13.16%**	8.24%	8.57%	9.52%	9.62%
Profit attributable to equity holders of the Company (HK$'000)	**515,749**	271,582	242,809	219,193	164,844
Increase in profit attributable to equity holders of the Company in percentage	**89.91%**	11.85%	10.77%	32.97%	N/A
Equity attributable to equity holders of the Company	**2,057,833**	1,723,002	1,663,138	1,470,253	1,342,398
Working capital (HK$'000)	**856,151**	819,758	936,572	939,877	948,632
Total liabilities to equity ratio	**0.93**	1.07	0.96	0.96	1.00
Net cash/(bank borrowings) to equity ratio	**0.49**	0.42	0.62	0.76	0.69
Current ratio	**1.45**	1.45	1.59	1.68	1.74
Inventory turnover (days)	**50**	51	54	57	56
Return on total assets (%)	**12.55%**	7.32%	7.12%	7.24%	5.73%
Return on equity (%)	**25.06%**	15.76%	14.60%	14.91%	12.28%
Return on sales (%)	**10.78%**	6.18%	6.39%	6.12%	4.98%
Earnings per share (HK cents)					
Basic	**48.72**	25.79	23.80	21.91	16.47
Diluted	**48.51**	25.60	23.35	21.59	16.37
Dividend per share (HK cents)	**25.79**	25.44	23.80	13.20	10.20

FINANCIAL HIGHLIGHTS

OPERATING MARGIN
(AFTER FINANCE COSTS)


2007
2006
2005
2004
2003
0
2
4
6
8
10
12
14

OPERATING PROFIT AND PROFIT ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY


2007
2006
2005
2004
2003
HK$ Million 0
100
200
300
400
500
600
700

Profit attributable to ordinary equity holders of the Company
Operating profit (after finance costs)

BASIC EARNINGS PER SHARE AND DIVIDEND PER SHARE


2007
2006
2005
2004
2003
0
10
20
30
40
50

Dividend per share
Basic earnings per share

WORKING CAPITAL AND EQUITY ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY


2007
2006
2005
2004
2003
HK$ Million 0
500
1000
1500
2000
2500

Equity attrbutable to ordinary equity holders of the Company
Working capital

FINANCIAL HIGHLIGHTS

REVENUE (HK$ Million)


2007
2006
2005
2004
2003
HK$ Million 0
1,000
2,000
3,000
4,000
5,000

REVENUE BY GEOGRAPHICAL LOCATIONS
(HK$ Million)


Australia & New Zealand 1,069.3
Mainland China 2,642.5
Canada 61.0
Other 120.5
Hong Kong 108.5
USA 782.1

TURNOVER BY ACTIVITIES (HK$ Million)



2007

Export	938.2
Retail - Mainland China	2,586.6
Retail - Australia & New Zealand	1,041.2
Other	217.9



2006

Export	1,254.1
Retail - Mainland China	2,051.0
Retail - Australia & New Zealand	867.8
Other	224.5



2005

Export	1,148.1
Retail - Mainland China	1,716.3
Retail - Australia & New Zealand	776.2
Other	161.8



2004

Export	1,144.5
Retail - Mainland China	1,477.7
Retail - Australia & New Zealand	800.0
Other	161.6



2003

Export	1,266.5
Retail - Mainland China	1,251.3
Retail - Australia & New Zealand	585.1
Other	207.4

OPERATION HIGHLIGHTS

Year ended 31 December 2007

RETAIL OPERATION HIGHLIGHTS

	2007	2006	2005	2004	2003
Net sales for the					
Year (HK$'000)	**3,627,826**	2,918,766	2,492,489	2,277,659	1,836,446
Mainland China	**2,586,631**	2,050,979	1,716,268	1,477,645	1,251,322
Australia & New Zealand	**1,041,195**	867,787	776,221	800,014	585,124
Retail floor area of directly					
Managed shops (sq.ft.)	**1,116,724**	967,358	826,783	729,153	652,448
Mainland China	**859,421**	715,278	615,065	522,709	456,067
Australia & New Zealand	**257,303**	252,080	211,718	206,444	196,381
Number of sales persons	**8,837**	7,708	6,800	6,440	5,806
Mainland China	**7,343**	6,219	5,527	5,167	4,647
Australia & New Zealand	**1,494**	1,489	1,273	1,273	1,159
Number of employees	**10,641**	9,188	8,187	7,819	7,084
Mainland China	**9,013**	7,576	6,794	6,417	5,795
Australia & New Zealand	**1,628**	1,612	1,393	1,402	1,289
Number of directly					
managed shops	**987**	871	779	744	687
Mainland China	**768**	657	595	565	510
Australia & New Zealand	**219**	214	184	179	177
Number of franchised shops	**905**	723	573	423	269
Mainland China	**899**	717	567	417	263
Australia & New Zealand	**6**	6	6	6	6
Total number of retail shops	**1,892**	1,594	1,352	1,167	956
Mainland China	**1,667**	1,374	1,162	982	773
Australia & New Zealand	**225**	220	190	185	183

The above highlights are related to "Jeanswest" networks only.

OPERATION HIGHLIGHTS

Year ended 31 December 2007

GARMENT MANUFACTURING HIGHLIGHTS

	2007	2006	2005	2004	2003
Sales for the year (including sales to retail operation) (HK$'000)	**1,527,795**	1,752,342	1,619,295	1,709,528	1,797,968
Monthly capacity at year ended (dozens)	**317,000**	365,000	409,000	437,000	431,000
Production floor area (sq.ft.)	**2,028,000**	2,174,000	2,279,000	2,172,000	2,161,000
Number of workers	**14,600**	17,800	21,600	22,200	23,500
Percentage of sales to:					
Group	**37.58%**	27.68%	32.94%	32.12%	26.04%
Third parties	**62.42%**	72.32%	67.06%	67.88%	73.96%
USA	**51.19%**	59.30%	54.04%	55.79%	57.79%
Canada	**3.99%**	8.85%	4.56%	4.89%	4.35%
Others	**7.24%**	4.17%	8.46%	7.20%	11.82%

CORPORATE GOVERNANCE REPORT

CORPORATE GOVERNANCE PRACTICE

The Company is committed to maintaining a high standard of corporate governance and has applied the principles of the Code Provisions as set out in the Code on Corporate Governance Practices (the "CG Code") in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Throughout the year ended 31 December 2007 (the "year under review"), the Company has complied with the Code Provisions set out in the CG Code, except for the deviation from provision A.4.2 in respect of the rotation of directors. Explanations for such non-compliance are provided in this report.

BOARD OF DIRECTORS

The Board is committed to making decisions in the best interests of both the Company and its shareholders. The Board's primary responsibilities are to formulate the Company's long-term corporate strategy, to oversee the management of the Group, to evaluate the performance of the Group and to assess the achievement of targets periodically set by the Board.

In addition, the Board has also established Board Committees and has delegated to these Board Committees various responsibilities set out in their terms of reference respectively.

The Board currently comprises eleven Directors, whose biographical details are set out in the "Directors' and Senior Management's Biographies" section in the Report of the Directors. Seven of the Directors are executive, three are independent non-executive and one is non-executive.

The members of the Board are:

Executive
Dr. Charles Yeung, SBS, JP *(Chairman)*
Mr. Yeung Chun Fan *(Vice-chairman)*
Mr. Yeung Chun Ho
Mr. Pau Sze Kee, Jackson
Mr. Hui Chung Shing, Herman, JP
Ms. Cheung Wai Yee
Mr. Chan Wing Kan, Archie

Independent non-executive
Mr. Wong Man Kong, Peter, BBS, JP
Mr. Lau Hon Chuen, Ambrose, GBS, JP
Mr. Chung Shui Ming, Timpson, GBS, JP

Non-executive
Dr. Lam Lee G.

The relationship among the members of the Board is disclosed under the "Directors' and Senior Management's Biographies" section in the Report of the Directors.

CORPORATE GOVERNANCE REPORT

THE CHAIRMAN AND THE CHIEF EXECUTIVE OFFICER

The roles of Chairman and Chief Executive Officer are separate and are performed by Dr. Charles Yeung, SBS, JP and the General Manager of the Group, Mr. Yeung Chun Fan, respectively. Their respective responsibilities are clearly defined and are set out in writing. Mr. Yeung Chun Fan is also the Vice-chairman of the Board.

The Chairman takes the lead in formulating and setting Group strategies and policies in conjunction with the Board; oversees the function of the Board and encourages and facilitates constructive relations between executive and non-executive Directors.

The General Manager, supported by other Board members and the senior management, is responsible for overseeing the Group's business operation, implementing the strategies laid down by the Board and managing day-to-day operation.

INDEPENDENCE

Each independent non-executive Director has given the Company an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers such Directors to be independent under the guidelines set out in Rule 3.13 of the Listing Rules.

APPOINTMENT AND RE-ELECTION OF DIRECTORS

The Company has not established a nomination committee pursuant to the Recommended Best Practices of the CG Code. The Board is responsible for reviewing its size, structure and composition (including the skills, knowledge and experience) of the members of the Board from time to time as appropriate to ensure that the Board has a balance of expertise, skills, knowledge and experience appropriate for the business of the Company. The Board will take into consideration criteria such as expertise, experience, integrity and commitment when considering any appointment of its own members.

During the year under review, Mr. Teo Heng Kee, Peter resigned as a director of the Company and no new member has been appointed to the Board.

The Board recommended the appointments of the Directors standing for re-election at the forthcoming annual general meeting of the Company which is to be held on 27 May 2008.

All the non-executive Director and independent non-executive Directors are appointed for a specific term of two years and are required to retire and eligible for re-election at the annual general meeting of the Company in the year of expiry of the term.

CORPORATE GOVERNANCE REPORT

APPOINTMENT AND RE-ELECTION OF DIRECTORS *(CONTINUED)*

Under the provision A.4.2 of the CG Code, every director, including those appointed for a specific term, shall be subject to retirement by rotation at least once every three years. However, in accordance with the Bye-laws of the Company, Dr. Charles Yeung, SBS, JP, the Chairman of the Board, shall not be subject to retirement by rotation. The Board considers that this deviation is well-founded as the Chairman of the Board, Dr. Charles Yeung, SBS, JP, being the founder of the Group, has a wealth of experience which is essential to the Board and helps the continued stability of the Company's business. Hence, he is eligible for being the Chairman of the Board during his lifetime and need not be subject to retirement by rotation.

MEETINGS AND ATTENDANCE

The Board met on four occasions during the year under review. The attendance of individual Directors at the Board meetings and the two Board Committees (the Audit Committee and the Remuneration Committee) meetings is set out in the table below:

	Meetings Attended/Held		
Directors	**Board**	**Audit Committee**	**Remuneration Committee**
Executive			
Dr. Charles Yeung, SBS, JP	4/4		
Mr. Yeung Chun Fan	4/4		
Mr. Yeung Chun Ho	4/4		
Mr. Pau Sze Kee, Jackson	4/4		
Mr. Hui Chung Shing, Herman, JP	3/4		
Ms. Cheung Wai Yee	4/4		
Mr. Chan Wing Kan, Archie	4/4		
Independent non-executive			
Mr. Wong Man Kong, Peter, BBS, JP	4/4	2/2	2/2
Mr. Lau Hon Chuen, Ambrose, GBS, JP	4/4	2/2	
Mr. Chung Shui Ming, Timpson, GBS, JP	1/4	1/2	2/2
Non-executive			
Dr. Lam Lee G.	4/4	2/2	

BOARD COMMITTEES

The Board has established Audit Committee and Remuneration Committee in accordance with the CG Code to oversee particular aspects of the Company's affairs. All or a majority of the members of the Committees are independent non-executive Directors. The Board Committees have clear written terms of reference and have to report to the Board on their decisions and recommendations.

CORPORATE GOVERNANCE REPORT

BOARD COMMITTEES *(CONTINUED)*

The Audit Committee

The Audit Committee has been established since 1998. Currently it comprises three independent non-executive Directors, namely Mr. Lau Hon Chuen, Ambrose, GBS, JP (Committee Chairman), Mr. Wong Man Kong, Peter, BBS, JP and Mr. Chung Shui Ming, Timpson, GBS, JP, and the non-executive Director, Dr. Lam Lee G. Written terms of reference of the Audit Committee were formulated and adopted in 1998 and subsequently amended in 2005 in order to comply with the Code Provisions of the CG Code.

The main responsibilities of the Audit Committee are to review the accounting principles and practices adopted by the Group and to review the effectiveness of the financial reporting process and internal control system of the Group.

The Audit Committee held two meetings during the year under review. The work of the Audit Committee in 2007 included the following:

- review of the 2006 annual results announcement and financial statements
- review of the 2007 interim results announcement
- review of the internal audit reports, risk assessment and risk management report, all prepared by the internal audit department of the Company
- review of connected transactions for the year 2006 and for the six months ended 30 June 2007
- approval of the terms of engagement and the remuneration of external auditors
- discussion with the external auditors on any issues arising from their audits

The Remuneration Committee

The Remuneration Committee comprises two independent non-executive Directors, namely Mr. Wong Man Kong, Peter, BBS, JP (Committee Chairman) and Mr. Chung Shui Ming, Timpson, GBS, JP. Written terms of reference of the Remuneration Committee were formulated in accordance with the Code Provision of the CG Code.

The main responsibilities of the Remuneration Committee are to review and endorse the remuneration policy of the Directors and senior management and to make recommendations to the Board for the remuneration of the Directors and senior management. The Remuneration Committee ensures that no Director is involved in deciding his/her own remuneration.

The Remuneration Committee held two meetings during the year under review. The work of the Remuneration Committee in 2007 included the following:

- approval of 2007 bonuses for the executive Directors and senior management
- approval of 2008 salary increases for the executive Directors and senior management

CORPORATE GOVERNANCE REPORT

DIRECTORS' SECURITIES TRANSACTIONS

The Company has adopted the code of conduct regarding Directors' securities transaction as set out in the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code").

The Board confirms that, having made specific enquiry of all Directors, the Directors have complied with the required standards set out in the Model Code throughout the year under review.

EMPLOYEES' SECURITIES TRANSACTIONS

The Company has adopted dealing rules based on the Model Code (the "Dealing Rules") governing securities transaction by the employees of the Group who are likely to be in possession of unpublished price-sensitive information in relation to the Group. These employees have been individually notified and provided with a copy of the Dealing Rules.

FINANCIAL STATEMENTS

The Directors acknowledge their responsibility to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Group. The Board is not aware of any material uncertainties relating to the events or condition that might cast doubt upon the Company's ability to continue as a going concern. Accordingly, the Board has prepared the financial statements of the Company on a going concern basis.

The Board acknowledges its responsibility to present a balanced, clear and understandable assessment in the Company's annual and interim reports, other price-sensitive announcements and other financial disclosures required under the Listing Rules, and reports to the regulators.

The responsibilities of the external auditors with respect to the financial reporting are set out in the Independent Auditors' Report contained in this Annual Report.

INTERNAL CONTROL

The Board has overall responsibility for the Group's system of internal control and for reviewing its effectiveness. The Board is committed to maintaining a sound and effective internal control system so as to safeguard the investment of the Company's shareholders and the assets of the Group.

The internal audit department plays a major role in evaluating the internal control of the Group. During the year under review, the internal audit department and the management conducted reviews of the effectiveness of the Group's system of internal control which covered all material controls including financial, operational and compliance controls as well as risk management function. No material control failure or significant areas of concern which might affect shareholders' interests were identified during the reviews. The relevant review reports have been considered by the Audit Committee. The Board is satisfied with the effectiveness of the Group's internal control.

CORPORATE GOVERNANCE REPORT

AUDITORS' REMUNERATION

The fees in respect of audit and non-audit services provided to the Group by the external auditors of the Company, Ernst & Young, for the year ended 31 December 2007 amounted to approximately HK$5,050,000 and HK$160,000 respectively. The non-audit services included tax matters, review and other reporting services.

COMMUNICATIONS WITH SHAREHOLDERS

The Company regards the annual general meeting as an important event as it provides an opportunity for direct communications between its shareholders and the Board. At the Company's 2007 annual general meeting, the Chairman of the Board, the Chairman of the Audit Committee and the duly appointed representative of the Chairman of the Remuneration Committee were present to answer shareholders' questions.

The Company has also maintained a website at http://www.glorisun.com which enables shareholders, investors and the general public to have access to the information of the Company.

REPORT OF THE DIRECTORS

The directors present their report and the audited financial statements of the Company and its subsidiaries (the "Group") for the year ended 31 December 2007.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The Company's subsidiaries are engaged in the retailing, export and production of casual wear. The principal activities of the Group have not significantly changed during the year.

RESULTS AND DIVIDENDS

The Group's profit for the year ended 31 December 2007 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 44 to 144.

An interim dividend of HK3.55 cents per ordinary share was paid on 10 October 2007. The directors recommended the payment of a final dividend of HK12.24 cents and a special dividend of HK10.00 cents per ordinary share in respect of the year, to shareholders on the register of members on 27 May 2008. This recommendation has been incorporated in the financial statements as an allocation of retained profits within the equity section of the balance sheet.

FINANCIAL SUMMARY

A summary of the published results and assets, liabilities and minority interests of the Group for the last five financial years, as extracted from the audited financial statements, is set out on pages 145 and 146 of the annual report. This summary does not form part of the audited financial statements.

PROPERTY, PLANT AND EQUIPMENT AND INVESTMENT PROPERTIES

Details of movements in the property, plant and equipment and investment properties of the Group during the year are set out in notes 14 and 15 to the financial statements, respectively.

SHARE CAPITAL AND SHARE OPTIONS

Details of movements in the Company's share capital and share options during the year, together with the reasons thereof, are set out in notes 34 and 35 to the financial statements, respectively.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Bye-laws of the Company or the laws of Bermuda which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

REPORT OF THE DIRECTORS

RESERVES

Details of movements in the reserves of the Company and the Group during the year are set out in note 36 to the financial statements and in the consolidated summary statement of changes in equity, respectively.

DISTRIBUTABLE RESERVES

As at 31 December 2007, the Company's reserves available for distribution, as computed in accordance with The Companies Act 1981 of Bermuda (as amended), amounted to HK$734,910,000, of which HK$129,672,000 and HK$105,941,000 have been proposed as final dividend and special dividend respectively for the year. In addition, the Company's share premium account, in the amount of HK$384,521,000, may be distributed in the form of fully paid bonus shares.

CHARITABLE CONTRIBUTIONS

During the year, the Group made charitable contributions totalling HK$2,809,000.

MAJOR CUSTOMERS AND SUPPLIERS

Sales to the Group's five largest customers accounted for less than 30% of the Group's total turnover for the year.

Purchases from the Group's five largest suppliers accounted for less than 30% of the Group's total purchases for the year.

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Executive

Dr. Charles Yeung, SBS, JP	*(Chairman)*
Mr. Yeung Chun Fan	*(Vice-chairman)*
Mr. Yeung Chun Ho	
Mr. Pau Sze Kee, Jackson	
Mr. Hui Chung Shing, Herman, JP	
Ms. Cheung Wai Yee	
Mr. Chan Wing Kan, Archie	
Mr. Teo Heng Kee, Peter	*(resigned on 8 May 2007)*

Independent non-executive

Mr. Wong Man Kong, Peter, BBS, JP
Mr. Lau Hon Chuen, Ambrose, GBS, JP
Mr. Chung Shui Ming, Timpson, GBS, JP

Non-executive

Dr. Lam Lee G.

REPORT OF THE DIRECTORS

DIRECTORS *(CONTINUED)*

In accordance with bye-law 110(A) of the Company's Bye-laws, Mr. Yeung Chun Fan, Mr. Pau Sze Kee, Jackson and Mr. Wong Man Kong, Peter, BBS, JP will retire and, being eligible, will offer themselves for re-election at the forthcoming annual general meeting.

The Company has received annual confirmation from each of the independent non-executive directors as regards their independence to the Company and considers that each of the independent non-executive directors is independent to the Company.

DIRECTORS' SERVICE CONTRACTS

No director proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS

Save as disclosed in the section headed "Continuing Connected Transactions" below and in note 43 to the financial statements, no director had a material interest, either directly or indirectly, in any contract of significance to the business of the Group to which the Company or any of its subsidiaries was a party during the year.

REPORT OF THE DIRECTORS

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SECURITIES

As at 31 December 2007, the interests or short positions of the directors of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Divisions 7 and 8 of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") were as follows:

Name of director	Capacity	No. of shares held Long position	 Short position	Total	Percentage of issued share capital (%)
Dr. Charles Yeung, SBS, JP	Interest of controlled corporations	532,668,000	6,600,000	539,268,000[(1)]	50.902
Mr. Yeung Chun Fan	(i) Interest of controlled corporations (ii) Interest of spouse	532,668,000 6,730,000	6,600,000 –	545,998,000[(1) & (3)]	51.538
Mr. Yeung Chun Ho	Interest of a controlled corporation	27,430,000	–	27,430,000[(2)]	2.589
Mr. Pau Sze Kee, Jackson	Beneficial owner	9,370,000	–	9,370,000	0.884
Mr. Hui Chung Shing, Herman, JP	Beneficial owner	6,250,000	–	6,250,000	0.590
Ms. Cheung Wai Yee	(i) Beneficial owner (ii) Interest of spouse	6,730,000 532,668,000	– 6,600,000	545,998,000[(1) & (3)]	51.538
Mr. Lau Hon Chuen, Ambrose, GBS, JP	Beneficial owner	956,000	–	956,000	0.090

REPORT OF THE DIRECTORS

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SECURITIES *(CONTINUED)*

Notes:

(1) 398,988,000 shares (of which interests in 6,600,000 shares are short position) were held by Glorious Sun Holdings (BVI) Limited (the entire issued voting share capital of which was held as to 51.934% by Dr. Charles Yeung, SBS, JP and as to 48.066% by Mr. Yeung Chun Fan), 138,540,000 shares were held by Advancetex Holdings (BVI) Limited (the entire issued voting share capital of which was held as to 51.934% by Dr. Charles Yeung, SBS, JP and as to 48.066% by Mr. Yeung Chun Fan) and 1,740,000 shares were held by G. S. Strategic Investment Limited (the entire issued voting share capital of which was held as to 50% by each of Dr. Charles Yeung, SBS, JP and Mr. Yeung Chun Fan).

(2) 27,430,000 shares were held by Unicom Consultants Limited, a company wholly owned by Mr. Yeung Chun Ho.

(3) Ms. Cheung Wai Yee is the spouse of Mr. Yeung Chun Fan. 6,730,000 shares related to the same block of shares held by Ms. Cheung Wai Yee and 539,268,000 shares related to the same block of shares held by three companies controlled by Mr. Yeung Chun Fan.

Save as disclosed above, as at 31 December 2007, none of the directors of the Company had any interests or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations, within the meaning of Divisions 7 and 8 of Part XV of the SFO, as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

At no time during the year were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any director or their respective spouse or children under 18 years of age, or were any such rights exercised by them; or was the Company or any of its subsidiaries a party to any arrangements to enable the Company's directors or their associates to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

SHARE OPTION SCHEME

Concerning the share options granted to the directors and employees, as detailed in note 35 to the financial statements, the directors do not consider it appropriate to disclose a theoretical value of the options granted, because in the absence of a readily available market value of the share options on the ordinary shares of the Company, the directors were unable to arrive at an accurate assessment of the value of these share options.

REPORT OF THE DIRECTORS

DIRECTORS' AND SENIOR MANAGEMENT'S BIOGRAPHIES

Executive Directors

Dr. YEUNG Chun Kam, SBS, JP, alias Charles YEUNG, aged 61, is the founder and Chairman of the Group. He is responsible for the Group's business strategies. Dr. Yeung has over 35 years of experience in the garment industry. He was an awardee of the "Young Industrialist Award of Hong Kong" in 1991 and was conferred an honorary doctorate degree by the China Textile University in 1993 and an honorary fellow by The Professional Validation Council of Hong Kong Industries in 2002. Dr. Yeung is a Member of the National Committee of the Chinese People's Political Consultative Conference, the Vice-president of China Association of Enterprises with Foreign Investment and a Vice-chairman of The Chinese General Chamber of Commerce. Dr. Yeung is also an advisory professor of the East China University and the Tianjin Polytechnic University and a visiting professor of the Xi'an Polytechnic University in the Mainland China. Dr. Yeung is a director and a shareholder of Glorious Sun Holdings (BVI) Limited and Advancetex Holdings (BVI) Limited which are the substantial shareholders of the Company (as disclosed in the section headed "Substantial Shareholders" in this report).

Mr. YEUNG Chun Fan, aged 55, is the Vice-chairman and General Manager of the Group which he joined in 1975. He has over 30 years of experience in the garment industry. Mr. Yeung is an Honorary Fellow Member of the Hong Kong Institution of Textile and Apparel, the President of The Federation of Hong Kong Garment Manufacturers, an advisory professor of the Nanjiang University, the East China University and the Qingdao University. Mr. Yeung is a Member of the Standing Committee of the Hebei Committee of The Political Consultative Conference and a Vice-president of the China National Garment Association. Mr. Yeung is responsible for the Group's overall business operations. He is a brother of Dr. Charles Yeung, SBS, JP and Mr. Yeung Chun Ho. Mr. Yeung is a director and a shareholder of Glorious Sun Holdings (BVI) Limited and Advancetex Holdings (BVI) Limited which are the substantial shareholders of the Company (as disclosed in the section headed "Substantial Shareholders" in this report).

Mr. YEUNG Chun Ho, aged 63, joined the Group in 1979 and is a Deputy General Manager of the Group. Mr. Yeung has over 30 years of experience in the garment industry. He is responsible for the Group's weaving and dyeing operations. Mr. Yeung is a brother of Dr. Charles Yeung, SBS, JP and Mr. Yeung Chun Fan.

Mr. PAU Sze Kee, Jackson, aged 56, joined the Group in 1987 and is a Deputy General Manager of the Group. Mr. Pau graduated from the University of Hong Kong with a bachelor's degree in Social Sciences. Before joining the Group, he had worked in several financial institutions and a listed trading company in the United Kingdom for more than 10 years. He is responsible for the Group's retail operations in Australasia and the Middle East.

Mr. HUI Chung Shing, Herman, JP, aged 57, is responsible for the strategic planning and legal matters of the Group. Mr. Hui graduated from the University of Hong Kong with a bachelor's degree in Laws. He is a solicitor of the High Court of the Hong Kong Special Administrative Region and has also been admitted as a solicitor of the Supreme Court of England and Wales and as a solicitor and barrister of the Supreme Court of Victoria, Australia. Before joining the Group in 1995, Mr. Hui was the Group's external legal advisor.

REPORT OF THE DIRECTORS

DIRECTORS' AND SENIOR MANAGEMENT'S BIOGRAPHIES *(CONTINUED)*

Executive Directors *(continued)*

Ms. CHEUNG Wai Yee, aged 56, joined the Group in 1975 and is responsible for the Group's woven apparel manufacturing and export sales operations as well as assisting in the development of retail business in the Mainland China. Ms. Cheung is the wife of Mr. Yeung Chun Fan.

Mr. CHAN Wing Kan, Archie, aged 61, has been the Group's business consultant in the past. Mr. Chan graduated from the University of New South Wales, Australia with a bachelor's degree in Commerce. He is a Member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in Australia. Mr. Chan has extensive experience in corporate investment and management. He is responsible for the business development of the Group.

Independent Non-Executive Directors

Mr. WONG Man Kong, Peter, BBS, JP, aged 59, has been an Independent Non-executive Director of the Company since August 1996. Mr. Wong is a graduate of the University of California at Berkeley in USA with a bachelor of science degree in Mechanical Engineering (Naval Architecture) and was an awardee of the "Young Industrialist Award of Hong Kong" in 1988. Mr. Wong is the Chairman of M.K. Corporation Ltd., a Director of Hong Kong Ferry (Holdings) Co. Ltd., China Travel International Investment Hong Kong Limited, Sun Hung Kai & Co. Limited, Chinney Investments, Limited, Sino Hotels (Holdings) Limited, Far East Consortium International Limited, New Times Group Holdings Limited and the Chairman of North West Development Ltd. He is a Deputy of the 11th National People's Congress of the PRC, an Executive Vice Chairman of Hong Kong Pei Hua Education Association, a Vice Chairman of Chamber of Tourism, All-China Federation of Industry & Commerce and a Director of Ji Nan University. He holds title of Honorary Professor in Lanzhou University and The Central University for Nationalities.

Mr. LAU Hon Chuen, GBS, JP, alias Ambrose LAU, aged 60, has been an Independent Non-executive Director of the Company since March 1997. He obtained a Bachelor of Laws degree from the University of London and is a Solicitor of the High Court of Hong Kong, a China-Appointed Attesting Officer and a Notary Public. Mr. Lau is the Senior Partner of Messrs. Chu & Lau, Solicitors & Notaries and is currently a Standing Committee Member of the National Committee of the Chinese People's Political Consultative Conference. Mr. Lau is currently an Independent Non-executive Director of Franshion Properties (China) Limited, Guangzhou Investment Company Limited, GZI Transport Limited, Qin Jia Yuan Media Services Company Limited, The Hong Kong Parkview Group Limited and Wing Hang Bank, Limited. He is also a Director of Bank of China Group Insurance Company Limited, BOC Group Life Assurance Company Limited, Nanyang Commercial Bank, Limited, Chu & Lau Nominees Limited, Sun Hon Investment And Finance Limited, Wydoff Limited and Wytex Limited. Mr. Lau served as the Chairman of the Central and Western District Board between 1988 and 1994, the President of the Law Society of Hong Kong in 1992-1993, a Member of the Bilingual Laws Advisory Committee between 1988 and 1997 and a Member of the Legislative Council of Hong Kong from 1995 to 2004 (between 1997 and 1998 he was a member of the Provisional Legislative Council).

REPORT OF THE DIRECTORS

DIRECTORS' AND SENIOR MANAGEMENT'S BIOGRAPHIES *(CONTINUED)*

Independent Non-Executive Directors *(continued)*

Mr. CHUNG Shui Ming, Timpson, GBS, JP, aged 56, has been an Independent Non-executive Director of the Company since September 2004. Mr. Chung holds a Master of Business Administration Degree and is a Fellow Member of the Hong Kong Institute of Certified Public Accountants and Association of Chartered Certified Accountants. Currently he is an Independent Non-executive Director of Tai Shing International (Holdings) Limited, China Netcom Group Corporation (Hong Kong) Limited, Miramar Hotel and Investment Company, Limited and Nine Dragons Paper (Holdings) Limited. He is also a Member of National Committee of the 11th Chinese People's Political Consultative Conference and the Chairman of the Council of the City University of Hong Kong.

Non-Executive Director

Dr. LAM Lee G., aged 48, has been a Non-executive Director of the Company since September 2004. He holds a Bachelor of Science in Mathematics and Sciences, a Master of Science in Systems Science, and a Master of Business Administration, all from the University of Ottawa in Canada, a Post-graduate Diploma in Public Administration from Carleton University in Canada, a Post-graduate Diploma in English and Hong Kong Law and a Bachelor of Law (Hons) from Manchester Metropolitan University in the UK, and a Doctor of Philosophy from the University of Hong Kong. Dr. Lam has over 25 years of multinational operations and general management, strategy consulting, corporate governance, investment banking, and direct investment experience. He is Chairman of Monte Jade Science and Technology Association of Hong Kong, and serves as a non-executive director of several publicly-listed companies in the Asia Pacific region. He is a Member of the Hong Kong Institute of Bankers, a Member of the Young Presidents' Organization, a Fellow of the Hong Kong Institute of Directors and the China Institute of Directors, a Member of the General Council of the Chamber of Hong Kong Listed Companies, and a Part-time Member of the Central Policy Unit of the Government of the Hong Kong Special Administrative Region.

Senior Management

Mr. CHOW Hing Ping, aged 59, joined the Group in 1979 and is a Deputy General Manager of the Group. Mr. Chow is responsible for the administration and financial matters of the production and retail operations of the Group in Hong Kong and the Mainland China.

Mr. FUNG Hing Keng, aged 58, joined the Group in 1978 and is a Deputy General Manager of the Group. Mr. Fung has over 35 years of experience in the garment industry. He is responsible for the woven apparel manufacturing operations in the Mainland China and assists in the development of the retail operations in the same area.

Mr. LEE Fung Tai, aged 60, joined the Group in 1983 and is the head of the knitwear division of the Group responsible for production. Mr. Lee has over 35 years of experience in the garment industry. He is a substantial shareholder of the companies under the knitwear division.

REPORT OF THE DIRECTORS

DIRECTORS' AND SENIOR MANAGEMENT'S BIOGRAPHIES *(CONTINUED)*

Senior Management *(continued)*

Mr. LI Fung Lok, aged 58, joined the Group in 1983 and is the head of the knitwear division of the Group responsible for administration and export sales. Mr. Li has over 35 years of experience in the garment industry. Mr. Li is a substantial shareholder of the companies under the knitwear division.

Ms. CHEUNG Man Yee, Carmen, aged 57, joined the Group in 1982 and is responsible for the Group's product development and marketing operations. Ms. Cheung graduated from the University of Hawaii in USA with a bachelor's degree in Arts. Prior to joining the Group, she was the manager of the sales and purchase department in one of the largest department stores in USA. Ms. Cheung is the sister of Ms. Cheung Wai Yee.

Mr. LAI Man Sum, alias Sam LAI, aged 46, joined the Group in 1991 and is the Chief Accountant of the Group. Mr. Lai graduated from the University of Hong Kong with a bachelor's degree in Social Sciences. He is a fellow of the Association of Chartered Certified Accountants in the United Kingdom and a Member of the Hong Kong Institute of Certified Public Accountants. Before joining the Group, Mr. Lai worked for an international accounting firm and a garment company for many years.

Mr. MUI Sau Keung, alias Isaac MUI, aged 45, joined the Group in 1993. He was appointed as the Company Secretary with effect from December 2005. Mr. Mui graduated from the University of Hong Kong with a bachelor's degree in Social Sciences. He is a member of the Hong Kong Institute of Certified Public Accountants. Before joining the Group, Mr. Mui worked in various companies in Hong Kong responsible for finance, personnel and administrative jobs.

REPORT OF THE DIRECTORS

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2007, the register required to be kept by the Company pursuant to Section 336 of the SFO showed that the following shareholders (other than directors of the Company) had disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO an interest or a short position in the shares or underlying shares of the Company:

Name of shareholder	Capacity	Number of shares held Long position	Number of shares held Short position	Total	Percentage of issued share capital (%)
Glorious Sun Holdings (BVI) Limited	Beneficial owner	392,388,000	6,600,000	398,988,000	37.661
Advancetex Holdings (BVI) Limited	Beneficial owner	138,540,000	-	138,540,000	13.077
Matthews International Capital Management, LLC	Investment manager	74,693,000	-	74,693,000	7.050
Commonwealth Bank of Australia	Interest of controlled corporations	74,079,100	-	74,079,100[1]	6.992
Mr. Cheah Cheng Hye	(i) Beneficial owner	500,000	-	58,303,000	5.503
	(ii) Interest of child under 18 or spouse	240,000	-		
	(iii) Founder of a discretionary trust	57,563,000[2]	-		
Ms. To Hau Yin	(i) Interest of child under 18 or spouse	240,000	-	58,303,000	5.503
	(ii) Interest of child under 18 or spouse	58,063,000[2]	-		
Hang Seng Bank Trustee International Limited	Trustee	57,563,000	-	57,563,000[2]	5.433
Cheah Company Limited	Interest of a controlled corporation	57,563,000	-	57,563,000[2]	5.433
Cheah Capital Management Limited	Interest of a controlled corporation	57,563,000	-	57,563,000[2]	5.433
Value Partners Group Limited	Interest of a controlled corporation	57,563,000	-	57,563,000[2]	5.433
Value Partners Limited	Investment manager	57,563,000	-	57,563,000[2]	5.433

REPORT OF THE DIRECTORS

SUBSTANTIAL SHAREHOLDERS *(CONTINUED)*

Notes:

(1) 74,079,100 shares were held by various wholly-owned subsidiaries of Commonwealth Bank of Australia.

(2) Hang Seng Bank Trustee International Limited, the trustee of The C H Cheah Family Trust, has 100% control of Cheah Company Limited, which has 100% control of Cheah Capital Management Limited, which has 35.65% control of Value Partners Group Limited, which in turn has 100% control of Value Partners Limited. Mr. Cheah Cheng Hye is the founder of The C H Cheah Family Trust. Ms. To Hau Yin is the spouse of Mr. Cheah Cheng Hye. They are all deemed to be interested in 57,563,000 shares held by Value Partners Limited pursuant to the SFO.

Save as disclosed above, no other parties (other than directors of the Company) disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO as having an interest or a short position in the shares or underlying shares of the Company as at 31 December 2007.

CONTINUING CONNECTED TRANSACTIONS

During the year, the Group had the following continuing connected transactions. The Company has complied with the disclosure requirement in accordance with Chapter 14A of the Listing Rules.

	Notes	**2007 HK$'000**	2006 HK$'000
Rental expenses paid to:	*(i)*		
Golden Sunshine Enterprises Limited		**3,498**	3,641
Houtex Investments Limited		**874**	1,272
G. S. (Yeungs) Limited		**727**	831
Gantin Limited		**298**	288
Harbour Guide Limited		**2,478**	2,138
Gloryear Management Limited		**276**	234
		8,151	8,404
Management fees paid to:	*(iii)*		
Golden Sunshine Enterprises Limited		**849**	913
G. S. Property Management Limited		**190**	276
		1,039	1,189
Sales of garment to:	*(ii)*		
Jeanswest Corporation (New Zealand) Limited		**–**	2,729
Service fee income received from:	*(iii)*		
Jeanswest Corporation (New Zealand) Limited		**–**	3,299

REPORT OF THE DIRECTORS

CONTINUING CONNECTED TRANSACTIONS *(CONTINUED)*

Notes:

(i) The rental expenses were charged with reference to the prevailing open market rentals.

(ii) The sales of garment were made according to terms and conditions comparable to those offered to the major customers of the Group.

(iii) Management fees and service fee were charged according to the management services agreement signed between the parties having regard to the cost of services provided.

All of the above companies are controlled by Dr. Charles Yeung, SBS, JP and Mr. Yeung Chun Fan, both of whom are directors of the Company.

The Independent Non-executive Directors of the Company have reviewed and confirmed that all the above transactions with the related companies are in the ordinary and usual course of the Group's business, and that in their opinion, they are on terms that are fair and reasonable so far as the shareholders of the Company are concerned, and in accordance with the terms of the agreements governing the transactions.

SUFFICIENCY OF PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of the directors, as at the date of this report, there is sufficient public float of not less than 25% of the Company's issued shares as required under the Listing Rules.

PURCHASE, REDEMPTION OR SALE OF THE COMPANY'S LISTED SECURITIES

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

EMOLUMENT POLICY

The remuneration committee reviews the emolument policy and structure for all remuneration of the directors and senior management of the Group, having regard to the Group's operating results, individual performance and comparable market statistics.

CORPORATE GOVERNANCE

The Company is committed to maintaining a high standard of corporate governance and has applied the principles of the Code Provisions as set out in the Code on Corporate Governance Practices in Appendix 14 of the Listing Rules. Details are set out in the Corporate Governance Report on page 23 to 28.

AUDITORS

Ernst & Young retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

ON BEHALF OF THE BOARD

Dr. Charles Yeung, SBS, JP
Chairman

Hong Kong
17 April 2008


JEANSWEST
眞維斯

INDEPENDENT AUDITORS' REPORT

ERNST & YOUNG

TO THE SHAREHOLDERS OF
GLORIOUS SUN ENTERPRISES LIMITED
(Incorporated in Bermuda with limited liability)

We have audited the financial statements of Glorious Sun Enterprises Limited set out on pages 44 to 144, which comprise the consolidated and company balance sheets as at 31 December 2007, and the consolidated income statement, the consolidated summary statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. Our report is made solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act 1981, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

INDEPENDENT AUDITORS' REPORT

AUDITORS' RESPONSIBILITY *(CONTINUED)*

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants

18/F, Two International Finance Centre
8 Finance Street
Central
Hong Kong

17 April 2008

CONSOLIDATED INCOME STATEMENT

Year ended 31 December 2007

	Notes	2007 HK$'000	2006 HK$'000
REVENUE	5	**4,783,880**	4,397,359
Cost of sales		**(2,716,523)**	(2,573,042)
Gross profit		**2,067,357**	1,824,317
Other income and gains	5	**485,578**	210,747
Selling and distribution costs		**(1,234,587)**	(1,039,980)
Administrative expenses		**(622,211)**	(524,098)
Other expenses		**(50,140)**	(90,855)
Finance costs	6	**(16,595)**	(17,837)
Share of profits and losses of:			
Jointly-controlled entities		**(720)**	288
Associates		**9,707**	28,662
PROFIT BEFORE TAX	7	**638,389**	391,244
Tax	10	**(85,114)**	(77,586)
PROFIT FOR THE YEAR		**553,275**	313,658
Attributable to:			
Ordinary equity holders of the Company	11	**515,749**	271,582
Minority interests		**37,526**	42,076
		553,275	313,658
DIVIDENDS	12	**274,220**	269,420
EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY	13	**HK cents**	HK cents
Basic		**48.72**	25.79
Diluted		**48.51**	25.60

CONSOLIDATED BALANCE SHEET

31 December 2007

	Notes	2007 HK$'000	2006 HK$'000
NON-CURRENT ASSETS			
Property, plant and equipment	14	**777,291**	737,086
Investment properties	15	**40,367**	21,433
Prepaid land lease payments	16	**17,863**	17,510
Goodwill	17	**38,612**	38,612
Interests in jointly-controlled entities	19	**18,706**	20,186
Interests in associates	20	**127,498**	207,023
Available-for-sale investment	21	**298,200**	–
Financial asset at fair value through profit or loss	22	**24,511**	–
Deferred tax assets	33	**18,434**	16,966
Total non-current assets		**1,361,482**	1,058,816
CURRENT ASSETS			
Inventories	23	**657,681**	609,313
Trade and bills receivables	24	**437,372**	548,870
Prepayments, deposits and other receivables		**285,604**	267,296
Due from related companies	25	**1,567**	724
Equity investments at fair value through profit or loss	26	**81,475**	180,266
Pledged deposits	27	**4,337**	21,784
Cash and cash equivalents	27	**1,280,776**	1,024,926
Total current assets		**2,748,812**	2,653,179
CURRENT LIABILITIES			
Trade and bills payables	28	**556,302**	552,205
Other payables and accruals		**757,821**	666,160
Interest-bearing bank and other borrowings	30	**267,447**	329,600
Tax payable		**311,091**	285,456
Total current liabilities		**1,892,661**	1,833,421
NET CURRENT ASSETS		**856,151**	819,758
TOTAL ASSETS LESS CURRENT LIABILITIES		**2,217,633**	1,878,574
NON-CURRENT LIABILITIES			
Interest-bearing bank and other borrowings	30	**1,102**	671
Long term loans from minority shareholders	32	**9,400**	9,400
Deferred tax liabilities	33	**374**	269
Total non-current liabilities		**10,876**	10,340
Net assets		**2,206,757**	1,868,234

CONSOLIDATED BALANCE SHEET *(CONTINUED)*

31 December 2007

	Notes	2007 HK$'000	2006 HK$'000
EQUITY			
Equity attributable to ordinary equity holders of the Company			
Issued capital	34	**105,941**	105,486
Reserves	36	**1,716,279**	1,382,915
Proposed dividends	12	**235,613**	234,601
		2,057,833	1,723,002
Minority interests	36	**148,924**	145,232
Total equity		**2,206,757**	1,868,234

Charles Yeung, SBS, JP
Director

Yeung Chun Fan
Director

CONSOLIDATED SUMMARY STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2007

	Notes	2007 HK$'000	2006 HK$'000
Total equity attributable to ordinary equity holders of the Company at beginning of year		**1,723,002**	1,663,138
Fair value gain on revaluation of land and buildings	36	**3,670**	–
Change in fair value of an available-for-sale investment	36	**33,933**	–
Exchange differences on translation of the financial statements of overseas entities	36	**43,649**	26,744
Net gains not recognised in the consolidated income statement		**81,252**	26,744
Profit for the year attributable to ordinary equity holders of the Company	36	**515,749**	271,582
Issue of new shares	34	**455**	548
Premium on issue of new shares, net	36	**10,583**	15,129
Dividends paid		**(273,208)**	(254,139)
		253,579	33,120
Total equity attributable to ordinary equity holders of the Company at end of year		**2,057,833**	1,723,002

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2007

	Notes	2007 HK$'000	2006 HK$'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before tax		**638,389**	391,244
Adjustments for:			
Finance costs	6	**16,595**	17,837
Share of profits and losses of jointly-controlled entities and associates		**(8,987)**	(28,950)
Interest income	5	**(35,376)**	(33,226)
Change in fair values of investment properties	5	**(2,421)**	(1,523)
Gain on disposal of equity investments	5	**(5,172)**	(5,741)
Gain on disposal of an associate	5	**(265,686)**	–
Gain on disposal of a subsidiary	5	**(2,533)**	–
Fair value (gains)/losses, net:			
Financial asset at fair value through profit or loss	5	**(1,171)**	–
Equity investments at fair value through profit or loss	7	**8,240**	(68,551)
Depreciation	7	**163,013**	116,122
Recognition of prepaid land lease payments	7	**403**	427
Reversal of impairment of items of property, plant and equipment	7	**(747)**	(2,329)
Loss on disposal/write-off of items of property, plant and equipment	7	**9,826**	14,247
Gain on liquidation of a jointly-controlled entity	7	**–**	(1,334)
Reversal of impairment on liquidation of a jointly-controlled entity	7	**–**	(1,474)
Write-down of inventories to net realisable value	7	**10,202**	8,172
Provision/(reversal of provision) for loans to associates	7	**(11,791)**	47,045
Impairment of interests in jointly-controlled entities	7	**–**	1,692
Effect of foreign exchange rate changes, net		**1,311**	(3,953)
		514,095	449,705
Decrease in amounts due from jointly-controlled entities		**732**	279
Increase in amounts due to jointly-controlled entities		**1,572**	2,762
Decrease/(increase) in amounts due from associates		**(546)**	132
Increase/(decrease) in amounts due to associates		**1,522**	(4,682)
Increase in inventories		**(67,877)**	(44,702)
Decrease/(increase) in trade and bills receivables		**99,133**	(117,220)
Increase in prepayments, deposits and other receivables		**(22,512)**	(81,924)
Decrease/(increase) in amounts due from related companies		**(843)**	348
Increase in equity investments at fair value through profit or loss		**(11,050)**	(73,233)
Increase in trade and bills payables		**18,481**	70,282
Increase in other payables and accruals		**101,673**	39,358
Cash generated from operations		**634,380**	241,105

CONSOLIDATED CASH FLOW STATEMENT *(CONTINUED)*

Year ended 31 December 2007

	Notes	2007 HK$'000	2006 HK$'000
Cash generated from operations		**634,380**	241,105
Interest received	5	**35,376**	33,226
Interest paid	6	**(16,547)**	(17,657)
Interest element on finance lease rental payments	6	**(48)**	(180)
Dividend received from jointly-controlled entities		**3,481**	2,983
Dividend received from associates		**31,326**	22,036
Proceeds from disposal of equity investments		**106,773**	26,784
Hong Kong profits tax paid		**(19,661)**	(9,263)
Overseas taxes paid		**(45,536)**	(10,624)
Net cash inflow from operating activities		**729,544**	288,410
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of items of property, plant and equipment		**(214,433)**	(238,215)
Purchases of an investment property	15	**(15,765)**	–
Proceeds from disposal of items of property, plant and equipment		**24,631**	8,538
Acquisition of subsidiaries	37	**–**	(64,666)
Disposal of a subsidiary	38	**11,702**	–
Investment in an associate		**(30,000)**	–
Proceeds from disposal of an associate		**15,428**	–
Increase in a financial asset at fair value through profit or loss		**(23,340)**	–
Repayment/(advance) of loans to associates		**89,312**	(28,453)
Decrease in pledged deposits		**17,447**	–
Decrease/(increase) in non-pledged time deposits with original maturity of more than three months when acquired		**155,201**	(145,889)
Net cash inflow/(outflow) from investing activities		**30,183**	(468,685)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of shares	34	**11,059**	15,693
Share issue expenses	34	**(21)**	(16)
Drawdown of new bank loans		**220,270**	267,996
Drawdown of a new other loan		**2,143**	–
Repayment of bank loans		**(288,189)**	(203,152)
Capital element of finance lease rental payments		**(950)**	(1,929)
Capital contributed by a minority shareholder		**–**	670
Dividends paid		**(273,208)**	(254,139)
Dividends paid to minority shareholders		**(41,972)**	(51,424)
Decrease in trust receipt loans		**(3,770)**	(1,279)
Net cash outflow from financing activities		**(374,638)**	(227,580)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		**385,089**	(407,855)

CONSOLIDATED CASH FLOW STATEMENT *(CONTINUED)*

Year ended 31 December 2007

	Notes	2007 HK$'000	2006 HK$'000
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		**385,089**	(407,855)
Cash and cash equivalents at beginning of year		**846,544**	1,243,078
Effect of foreign exchange rate changes, net		**19,440**	11,321
CASH AND CASH EQUIVALENTS AT END OF YEAR		**1,251,073**	846,544
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances	27	**572,723**	477,112
Non-pledged time deposits with original maturity of less than three months when acquired		**705,376**	389,936
Bank overdrafts	30	**(27,026)**	(20,504)
		1,251,073	846,544

BALANCE SHEET

31 December 2007

	Notes	2007 HK$'000	2006 HK$'000
NON-CURRENT ASSET			
Interest in a subsidiary	18	**948,360**	696,385
CURRENT ASSETS			
Other receivables		**511**	816
Cash and cash equivalents	27	**276,662**	433,200
Total current assets		**277,173**	434,016
CURRENT LIABILITY			
Other payables and accruals		**161**	151
NET CURRENT ASSETS		**277,012**	433,865
Net assets		**1,225,372**	1,130,250
EQUITY			
Issued capital	34	**105,941**	105,486
Reserves	36	**883,818**	790,163
Proposed dividends	12	**235,613**	234,601
Total equity		**1,225,372**	1,130,250

Charles Yeung, SBS, JP
Director

Yeung Chun Fan
Director

NOTES TO FINANCIAL STATEMENTS

31 December 2007

1. CORPORATE INFORMATION

Glorious Sun Enterprises Limited is a limited liability company incorporated in Bermuda. The head office and principal place of business of the Company is located at Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong.

During the year, the Group engaged in the retailing, export and production of casual wear.

2.1 BASIS OF PREPARATION

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which include all Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for investment properties, certain buildings and certain financial assets, which have been measured at fair value. These financial statements are presented in Hong Kong dollars (HK$) and all values are rounded to the nearest thousand (HK$'000) except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries (collectively referred to as the "Group") for the year ended 31 December 2007. Adjustments are made to bring into line any dissimilar accounting policies that may exist. The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The acquisition of a subsidiary in the prior year was accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interests represent the interests of outside shareholders not held by the Group in the results and net assets of the Company's subsidiaries.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

2.2 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

The Group has adopted the following new and revised HKFRSs for the first time for the current year's financial statements. Except for in certain cases, giving rise to new and revised accounting policies and additional disclosures, the adoption of these new and revised standards and interpretations has had no material effect on these financial statements.

HKFRS 7	*Financial Instruments: Disclosures*
HKAS 1 Amendment	*Capital Disclosures*
HK(IFRIC)-Int 8	*Scope of HKFRS 2*
HK(IFRIC)-Int 9	*Reassessment of Embedded Derivatives*
HK(IFRIC)-Int 10	*Interim Financial Reporting and Impairment*

The principal effects of adopting these new and revised HKFRSs are as follows:

(a) HKFRS 7 *Financial Instruments: Disclosures*

This standard requires disclosures that enable users of the financial statements to evaluate the significance of the Group's financial instruments and the nature and extent of risks arising from those financial instruments. The new disclosures are included throughout the financial statements. While there has been no effect on the financial position or results of operations of the Group, comparative information has been included/revised where appropriate.

(b) Amendment to HKAS 1 *Presentation of Financial Statements – Capital Disclosures*

This amendment requires the Group to make disclosures that enable users of the financial statements to evaluate the Group's objectives, policies and processes for managing capital. These new disclosures are shown in note 45 to the financial statements.

(c) HK(IFRIC)-Int 8 *Scope of HKFRS 2*

This interpretation requires HKFRS 2 to be applied to any arrangement in which the Group cannot identify specifically some or all of the goods or services received, for which equity instruments are granted or liabilities (based on a value of the Group's equity instruments) are incurred by the Group for a consideration, and which appears to be less than the fair value of the equity instruments granted or liabilities incurred. As the Company has only issued equity instruments to the Group's employees in accordance with the Group's share option scheme, the interpretation has had no effect on these financial statements.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

2.2 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS *(CONTINUED)*

(d) HK(IFRIC)-Int 9 *Reassessment of Embedded Derivatives*

This interpretation requires that the date to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative is the date that the Group first becomes a party to the contract, with reassessment only if there is a change to the contract that significantly modifies the cash flows. As the Group has no embedded derivative requiring separation from the host contract, the interpretation has had no effect on these financial statements.

(e) HK(IFRIC)-Int 10 *Interim Financial Reporting and Impairment*

The Group has adopted this interpretation as of 1 January 2007, which requires that an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument classified as available-for-sale or a financial asset carried at cost is not subsequently reversed. As the Group had no impairment losses previously reversed in respect of such assets, the interpretation has had no impact on the financial position or results of operations of the Group.

2.3 IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised HKFRSs, that have been issued but are not yet effective, in these financial statements.

HKFRS 2 Amendments	*Share-based Payment – Vesting Conditions and Cancellation* [1]
HKFRS 3 (Revised)	*Business Combinations*[5]
HKFRS 8	*Operating Segments*[1]
HKAS 1 (Revised)	*Presentation of Financial Statements*[1]
HKAS 23 (Revised)	*Borrowing Costs*[1]
HKAS 27 (Revised)	*Consolidated and Separate Financial Statements*[5]
HK(IFRIC)-Int 11	*HKFRS 2 – Group and Treasury Share Transactions*[2]
HK(IFRIC)-Int 12	*Service Concession Arrangements*[4]
HK(IFRIC)-Int 13	*Customer Loyalty Programmes*[3]
HK(IFRIC)-Int 14	*HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction*[4]

NOTES TO FINANCIAL STATEMENTS

31 December 2007

2.3 IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS *(CONTINUED)*

1 *Effective for annual periods beginning on or after 1 January 2009*
2 *Effective for annual periods beginning on or after 1 March 2007*
3 *Effective for annual periods beginning on or after 1 July 2008*
4 *Effective for annual periods beginning on or after 1 January 2008*
5 *Effective for annual periods beginning on or after 1 July 2009*

HKFRS 2 has been amended to restrict the definition of "vesting condition" to a condition that includes an explicit or implicit requirement to provide services. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted. In the case that the award does not vest as the result of a failure to meet a non-vesting condition that is within the control of either the entity or the counterparty, this must be accounted for as a cancellation. The Group has not entered into share-based payment schemes with non-vesting conditions attached and, therefore, does not expect significant implications on its accounting for share-based payments.

HKFRS 3 has been revised to introduce a number of changes in the accounting for business combinations that will impact the amount of goodwill recognised, the reported results in the period that an acquisition occurs, and future reported results. It must be applied prospectively and will affect future acquisitions and transactions with minority interests.

HKFRS 8, which will replace HKAS 14 *Segment Reporting*, specifies how an entity should report information about its operating segments, based on information about the components of the entity that is available to the chief operating decision maker for the purposes of allocating resources to the segments and assessing their performance. The standard also requires the disclosure of information about the products and services provided by the segments, the geographical areas in which the Group operates, and revenue from the Group's major customers.

HKAS 1 has been revised to separate owner and non-owner changes in equity. The statement of changes in equity will include only details of transactions with owners, with all non-owner changes in equity presented as a single line. In addition, the standard introduces the statement of comprehensive income: it presents all items of income and expense recognised in profit or loss, together with all other items of recognised income and expense, either in one single statement, or in two linked statements. The Group is still evaluating whether it will have one or two statements.

HKAS 23 has been revised to require capitalisation of borrowing costs when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. As the Group's current policy for borrowing costs aligns with the requirements of the revised standard, the revised standard is unlikely to have any financial impact on the Group.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

2.3 IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS *(CONTINUED)*

HKAS 27 has been revised to require a change in the ownership interest of a subsidiary to be accounted for as an equity transaction. Therefore, such a change will have no impact on goodwill, nor will it give rise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by a subsidiary as well as the loss of control of a subsidiary. It must be applied prospectively and will affect future acquisitions and transactions with minority interests.

HK(IFRIC)-Int 11 requires arrangements whereby an employee is granted rights to the Group's equity instruments to be accounted for as an equity-settled scheme, even if the Group acquires the instruments from another party, or the shareholders provide the equity instruments needed. HK(IFRIC)-Int 11 also addresses the accounting for share-based payment transactions involving two or more entities within the Group. As the Group currently has no such transactions, the interpretation is unlikely to have any financial impact on the Group.

HK(IFRIC)-Int 12 requires an operator under public-to-private service concession arrangements to recognise the consideration received or receivable in exchange for the construction services as a financial asset and/or an intangible asset, based on the terms of the contractual arrangements. HK(IFRIC)-Int 12 also addresses how an operator shall apply existing HKFRSs to account for the obligations and the rights arising from service concession arrangements by which a government or a public sector entity grants a contract for the construction of infrastructure used to provide public services and/or for the supply of public services. As the Group currently has no such arrangements, the interpretation is unlikely to have any financial impact on the Group.

HK(IFRIC)-Int 13 requires that loyalty award credits granted to customers as part of a sales transaction are accounted for as a separate component of the sales transaction. The consideration received in the sales transaction is allocated between the loyalty award credits and the other components of the sale. The amount allocated to the loyalty award credits is determined by reference to their fair value and is deferred until the awards are redeemed or the liability is otherwise extinguished.

HK(IFRIC)-Int 14 addresses how to assess the limit under HKAS 19 *Employee Benefits* on the amount of a refund or a reduction in future contributions in relation to a defined benefit scheme that can be recognised as an asset, in particular, when a minimum funding requirement exists.

As the Group currently has no customer loyalty award credits and defined benefit scheme, HK(IFRIC)-Int 13 and HK(IFRIC)-Int 14 are not applicable to the Group and therefore are unlikely to have any financial impact on the Group.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Subsidiaries

A subsidiary is an entity whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. The Company's interest in a subsidiary is stated at cost less any impairment losses.

Joint ventures

A joint venture is an entity set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture operates as a separate entity in which the Group and the other parties have an interest.

The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties, the duration of the joint venture entity and the basis on which the assets are to be realised upon its dissolution. The profits and losses from the joint venture's operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

A joint venture is treated as:

(a) a subsidiary, if the Group has unilateral control, directly or indirectly, over the joint venture;

(b) a jointly-controlled entity, if the Group does not have unilateral control, but has joint control, directly or indirectly, over the joint venture;

(c) an associate, if the Group does not have unilateral or joint control, but holds, directly or indirectly, generally not less than 20% of the joint venture's registered capital and is in a position to exercise significant influence over the joint venture; or

(d) an equity investment accounted for in accordance with HKAS 39, if the Group holds, directly or indirectly, less than 20% of the joint venture's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Jointly-controlled entities

A jointly-controlled entity is a joint venture that is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses. The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated income statement and consolidated reserves, respectively. Unrealised gains and losses resulting from transactions between the Group and its jointly-controlled entities are eliminated to the extent of the Group's interest in the jointly-controlled entities, except where unrealised losses provide evidence of an impairment of the asset transferred.

Associates

An associate is an entity, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses. The Group's share of the post-acquisition results and reserves of associates is included in the consolidated income statement and consolidated reserves, respectively. Unrealised gains and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates, except where unrealised losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of associates, which was not previously eliminated or recognised in the consolidated reserves, is included as part of the Group's interests in associates.

Goodwill

Goodwill arising on the acquisition of subsidiaries and associates represents the excess of the cost of the business combination over the Group's interest in the net fair value of the acquiree's identifiable assets acquired, and liabilities and contingent liabilities assumed as at the date of acquisition.

Goodwill on acquisitions for which the agreement date is on or after 1 January 2005

Goodwill arising on acquisition is recognised in the consolidated balance sheet as an asset, initially measured at cost and subsequently at cost less any accumulated impairment losses. In the case of associates, goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Goodwill *(continued)*

Goodwill on acquisitions for which the agreement date is on or after 1 January 2005 (continued)

The carrying amount of goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at 31 December. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. An impairment loss recognised for goodwill is not reversed in a subsequent period.

Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Goodwill previously eliminated against consolidated retained profits

Prior to the adoption of the HKICPA's Statement of Standard Accounting Practice 30 "Business Combinations" ("SSAP 30") in 2001, goodwill arising on acquisition was eliminated against consolidated retained profits in the year of acquisition. On the adoption of HKFRS 3, such goodwill remains eliminated against consolidated retained profits and is not recognised in the income statement when all or part of the business to which the goodwill relates is disposed of or when a cash-generating unit to which the goodwill relates becomes impaired.

Impairment of non-financial assets other than goodwill

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, financial assets, deferred tax assets, investment properties and goodwill), the asset's recoverable amount is estimated. An asset's recoverable amount is the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Impairment of non-financial assets other than goodwill *(continued)*

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. The previously recognised impairment loss of an asset other than goodwill and certain financial assets is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such impairment loss is credited to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

Related parties

A party is considered to be related to the Group if:

(a) the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b) the party is an associate;

(c) the party is a jointly-controlled entity;

(d) the party is a member of the key management personnel of the Group or its parent;

(e) the party is a close member of the family of any individual referred to in (a) or (d);

NOTES TO FINANCIAL STATEMENTS

31 December 2007

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Related parties *(continued)*

(f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e); or

(g) the party is a post-employment benefit plan for the benefit of the employees of the Group, or of any entity that is a related party to the Group.

Property, plant and equipment and depreciation

Property, plant and equipment, other than construction in progress, are stated at cost or valuation less accumulated depreciation and any impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalised as an additional cost of that asset or as a replacement.

Valuations are performed frequently enough to ensure that the fair value of a revalued asset does not differ materially from its carrying amount. Changes in the values of property, plant and equipment are dealt with as movements in the asset revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on an individual asset basis, the excess of the deficit is charged to the income statement. Any subsequent revaluation surplus is credited to the income statement to the extent of the deficit previously charged. On disposal of a revalued asset, the relevant portion of the asset revaluation reserve realised in respect of previous valuations is transferred to retained profits as a movement in reserves.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Property, plant and equipment and depreciation *(continued)*

Depreciation is calculated on the straight-line basis to write off the cost or valuation of each item of property, plant and equipment to its residual value over its estimated useful life. The principal annual rates used for this purpose are as follows:

Buildings	1.67% – 5% or over the terms of the leases, whichever is shorter
Leasehold improvements	20% – 25% or over the terms of the leases, whichever is shorter
Plant and machinery	10% – 25%
Furniture, fixtures and office equipment	10% – 33%
Motor vehicles	20% – 30%

Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at each balance sheet date.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the income statement in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress represents buildings and office premises under construction, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction incurred during the period of construction. Construction in progress is reclassified to the appropriate category of property, plant and equipment or investment properties when completed and ready for use.

Investment properties

Investment properties are interests in land and buildings (including the leasehold interest under an operating lease for a property which would otherwise meet the definition of an investment property) held to earn rental income and/or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes; or for sale in the ordinary course of business. Such properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the balance sheet date.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Investment properties *(continued)*

Gains or losses arising from changes in the fair values of investment properties are included in the income statement in the year in which they arise.

Any gains or losses on the retirement or disposal of an investment property are recognised in the income statement in the year of the retirement or disposal.

If a property occupied by the Group as an owner-occupied property becomes an investment property, the Group accounts for such property in accordance with the policy stated under "Property, plant and equipment and depreciation" up to the date of change in use, and any difference at that date between the carrying amount and fair value of the property is accounted for as a revaluation in accordance with the policy stated under "Property, plant and equipment and depreciation" above.

Leases

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalised at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalised finance leases are included in property, plant and equipment, and depreciated on the straight-line basis to write off the cost or valuation of each items of leased asset to its residual value over its estimated useful life. The finance costs of such leases are charged to the income statement so as to provide a constant periodic rate of charge over the lease terms.

Assets acquired through hire purchase contracts of a financing nature are accounted for as finance leases, but are depreciated over their estimated useful lives.

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets, and rentals receivable under the operating leases are credited to the income statement on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases, net of any incentives received from the lessor, are charged to the income statement on the straight-line basis over the lease terms.

Prepaid land lease payments under operating leases are initially stated at cost and subsequently recognised on the straight-line basis over the lease terms. When the lease payments cannot be allocated reliably between the land and buildings elements, the entire lease payments are included in the cost of the land and buildings as a finance lease in property, plant and equipment.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Investments and other financial assets

Financial assets in the scope of HKAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

The Group assesses whether a contract contains an embedded derivative when the Group first becomes a party to it and assesses whether an embedded derivative is required to be separated from the host contract when the analysis shows that the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required under the contract.

The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of sale in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments or financial guarantee contracts. Gains or losses on investments held for trading are recognised in the income statement. The net fair value gain or loss recognised in the income statement does not include any dividends or interest earned on these financial assets, which are recognised in accordance with the policies set out for "Revenue recognition" below.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Investments and other financial assets *(continued)*

Financial assets at fair value through profit or loss (continued)

Where a contract contains one or more embedded derivatives, the entire hybrid contract may be designated as a financial asset at fair value through profit or loss, except where the embedded derivative does not significantly modify the cash flows or it is clear that separation of the embedded derivative is prohibited.

Financial assets may be designated upon initial recognition as at fair value through profit or loss if the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or recognising gains or losses on them on a different basis; (ii) the assets are part of a group of financial assets which are managed and their performance evaluated on a fair value basis, in accordance with a documented risk management strategy; or (iii) the financial asset contains an embedded derivative that would need to be separately recorded.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are subsequently carried at amortised cost using the effective interest method less any allowance for impairment. Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognised in the income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets in listed equity securities that are designated as available for sale or are not classified in any of the other two categories. After initial recognition, available-for-sale financial assets are measured at fair value, with gains or losses recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement. Interest and dividends earned are reported as interest income and dividend income, respectively, and are recognised in the income statement as "Other income" in accordance with the policies set out for "Revenue recognition" below. Losses arising from the impairment of such investments are recognised in the income statement as "Impairment losses on available-for-sale financial assets" and are transferred from the available-for-sale investment revaluation reserve.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Investments and other financial assets *(continued)*

Fair value

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same and a discounted cash flow analysis.

Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in the income statement. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

In relation to trade and other receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor and significant changes in the technological, market economic or legal environment that have an adverse effect on the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice. The carrying amount of the receivables is reduced through the use of an allowance account. Impaired debts are derecognised when they are assessed as uncollectible.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Impairment of financial assets *(continued)*

Assets carried at cost

If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

Available-for-sale financial assets

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the income statement, is transferred from equity to the income statement. A provision for impairment is made for available-for-sale equity investments when there has been a significant or prolonged decline in the fair value below its cost or where other objective evidence of impairment exists. The determination of what is "significant" or "prolonged" requires judgement. In addition, the Group evaluates other factors, such as the share price volatility. Impairment losses on equity instruments classified as available for sale are not reversed through the income statement.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;
- the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Derecognition of financial assets *(continued)*

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, where the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities at amortised cost (including interest-bearing loans and borrowings)

Financial liabilities including trade and other payables, amounts due to jointly-controlled entities and associates, long term loans from minority shareholders and interest-bearing loans and borrowings are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost. The related interest expense is recognised within "finance costs" in the income statement.

Gains and losses are recognised in the income statement when the liabilities are derecognised as well as through the amortisation process.

Financial guarantee contracts

Financial guarantee contracts in the scope of HKAS 39 are accounted for as financial liabilities. A financial guarantee contract is recognised initially at its fair value less transaction costs that are directly attributable to the acquisition or issue of the financial guarantee contract, except when such contract is recognised at fair value through profit or loss. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount determined in accordance with HKAS 37 *Provisions, Contingent Liabilities and Contingent Assets*; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18 *Revenue*.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the income statement.

Derivative financial instruments and hedging

The Group uses derivative financial instruments such as forward currency contracts to hedge its risk associated with foreign currency fluctuation. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to income statement.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the first-in, first-out and weighted average basis and, in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheets, cash and cash equivalents comprise cash on hand and at banks, including term deposits, and assets similar in nature to cash, which are not restricted as to use.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the income statement.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the income statement, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred tax liability arises from goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with interests in subsidiaries, associates and joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised, except:

- where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

NOTES TO FINANCIAL STATEMENTS

31 December 2007

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Income tax *(continued)*

- in respect of deductible temporary differences associated with interests in subsidiaries, associates and joint ventures, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) from the sale of goods, export of apparel and trading of fabric, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(b) from the rendering of sub-contracting and management services, when the services have been rendered;

(c) from the rendering of decoration and renovation services, when such services have been performed;

(d) interest income, on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial assets;

NOTES TO FINANCIAL STATEMENTS

31 December 2007

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Revenue recognition *(continued)*

(e) rental income, on a time proportion basis over the lease terms; and

(f) dividend income, when the shareholders' right to receive payment has been established.

Share-based payment transactions

The Company operates a share option scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments ("equity-settled transactions").

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company ("market conditions"), if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the "vesting date"). The cumulative expense recognised for equity-settled transactions at each balance sheet date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the income statement for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

NOTES TO FINANCIAL STATEMENTS

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Share-based payment transactions *(continued)*

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

The Group has adopted the transitional provisions of HKFRS 2 in respect of equity-settled awards and has applied HKFRS 2 only to equity-settled awards granted after 7 November 2002 that had not vested by 1 January 2005 and to those granted on or after 1 January 2005.

The financial impact of share options granted to employees on or before 7 November 2002 under the share incentive plan is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the income statement or the balance sheet for their cost. Upon the exercise of share options, the resulting shares issued are recorded by the Company as additional share. The excess of exercise price of the share options over the nominal value of the shares is recorded by the Company in the share premium account. Options which are cancelled prior to their exercise date, or which lapse, are deleted from the register of outstanding options.

Other employee benefits

Retirement benefits schemes

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance for all of its employees. Contributions are made based on a percentage of the employees' relevant salaries and allowances and are charged to the income statement as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme, except for the Group's employer voluntary contributions, which are refunded to the Group when the employee leaves employment prior to the contributions vesting fully, in accordance with the rules of the MPF Scheme.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Other employee benefits *(continued)*

Retirement benefits schemes (continued)

Prior to the MPF Scheme becoming effective, the Group operated two defined contribution retirement benefits schemes for some of its employees, the assets of which are held separately from those of the Group in independently administered funds. Under one of the schemes, contributions payable by the employers and employees were suspended in January 1994, but the administrator continues to manage and invest the assets of the scheme and to make payments to employees in accordance with the rules of the scheme. Under the other scheme, contributions were made based on a percentage of the eligible employees' salaries and were charged to the income statement as they became payable in accordance with the rules of the scheme. When an employee leaves the scheme prior to his/her interest in the Group's employer contributions vesting fully, the ongoing contributions payable by the Group may be reduced by the relevant amounts of forfeited contributions. This scheme is still operating after 1 December 2000.

The employees of the Group's subsidiaries which operate in Mainland China are required to participate in a central pension scheme operated by the local municipal government. These subsidiaries are required to contribute a certain percentage of their payroll costs to the central pension scheme. The contributions are charged to the income statement as they become payable in accordance with rules of the central pension scheme.

Dividends

Final and special dividends proposed by the directors are classified as a separate allocation of retained profits within the equity section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

Interim dividends are simultaneously proposed and declared, because the Company's bye-laws grant the directors the authority to declare interim dividends. Consequently, interim dividends are recognised immediately as a liability when they are proposed and declared.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

Foreign currencies

These financial statements are presented in Hong Kong dollars, which is the Company's functional and presentation currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date. All differences are taken to the income statement with the exception of differences on foreign currency borrowings that provide a hedge against a net investment in a foreign entity. These are taken directly to equity until the disposal of the net investment, at which time they are recognised in the income statement. Tax charges and credits attributable to exchange differences on those borrowings are also dealt with in equity. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currencies of certain overseas subsidiaries, jointly-controlled entities and associates are currencies other than the Hong Kong dollar. As at the balance sheet date, the assets and liabilities of these entities are translated into the presentation currency of the Company at exchange rates ruling at the balance sheet date, and their income statements are translated into Hong Kong dollars at the weighted average exchange rates for the year. The resulting exchange differences are included in the exchange fluctuation reserve. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into Hong Kong dollars at the weighted average exchange rates for the year.

3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the Group's financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amounts of the assets or liabilities affected in the future.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES *(CONTINUED)*

Judgements

In the process of applying the Group's accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognised in the financial statements:

Operating lease commitments – Group as lessor

The Group has entered into commercial property leases on its investment property portfolio. The Group has determined that it retains all the significant risks and rewards of ownership of these properties which are leased out on operating leases.

Classification between investment properties and owner-occupied properties

The Group determines whether a property qualifies as an investment property, and has developed criteria in making that judgement. Investment property is a property held to earn rentals or for capital appreciation or both. Therefore, the Group considers whether a property generates cash flows largely independently of the other assets held by the Group.

Some properties comprise a portion that is held to earn rentals or for capital appreciation and another portion that is held for use in the production or supply of goods or services or for administrative purposes. If these portions could be sold separately (or leased out separately under a finance lease), the Group accounts for the portions separately. If the portions could not be sold separately, the property is an investment property only if an insignificant portion is held for use in the production or supply of goods or services or for administrative purposes.

Judgement is made on an individual property basis to determine whether ancillary services are so significant that a property does not qualify as an investment property.

Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES *(CONTINUED)*

Estimation uncertainty *(continued)*

Impairment of goodwill

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of goodwill at 31 December 2007 was HK$38,612,000 (2006: HK$38,612,000). More details are given in note 17.

Provision for inventories

Management reviews the aging analysis of inventories of the Group at each balance sheet date, and makes provision for obsolete and slow-moving inventory items identified that are no longer suitable for sale. The assessment of the provision amount required involves management judgments and estimates. Where the actual outcome or expectation in future is different from the original estimate, such differences will have an impact on the carrying value of the inventories and provision charge/write-back in the period in which such estimate has been changed. In addition, physical count on all inventories is carried out on a periodical basis in order to determine whether provision need to be made in respect of any obsolete inventories identified. The Group carries out an inventory review at each balance sheet date and makes provision against obsolete and slow moving items. Management reassesses the estimation on each of the balance sheet date. The directors of the Company are satisfied that sufficient provision for obsolete and slow moving inventories has been made in the consolidated financial statements.

4. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

(a) the "retail operations" segment engages in the retailing of casual wear;

(b) the "export operations" segment manufactures and exports apparel; and

(c) the "others" segment comprises, principally, the trading of fabric and other businesses.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

4. SEGMENT INFORMATION *(CONTINUED)*

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

There were no intersegment sales and transfers during the year (2006: Nil).

(a) Business segments

The following tables present revenue, profit and certain asset, liability and expenditure information for the Group's business segments for the years ended 31 December 2007 and 2006.

Group

	Retail operations		Export operations		Others		Consolidated	
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Segment revenue:								
Sales to external customers	**3,627,826**	2,918,766	**938,193**	1,254,136	**217,861**	224,457	**4,783,880**	4,397,359
Other income and gains	**310,462**	27,828	**70,055**	26,351	**20,208**	20,093	**400,725**	74,272
Total	**3,938,288**	2,946,594	**1,008,248**	1,280,487	**238,069**	244,550	**5,184,605**	4,471,631
Segment results	**545,165**	207,557	**64,514**	67,844	**8,960**	12,777	**618,639**	288,178
Interest income and unallocated revenue							**84,853**	136,475
Unallocated expenses							**(57,495)**	(44,522)
Finance costs							**(16,595)**	(17,837)
Share of profits and losses of:								
Jointly-controlled entities	**–**	–	**(739)**	341	**19**	(53)	**(720)**	288
Associates	**(5,743)**	–	**15,450**	28,662	**–**	–	**9,707**	28,662
Profit before tax							**638,389**	391,244
Tax							**(85,114)**	(77,586)
Profit for the year							**553,275**	313,658

NOTES TO FINANCIAL STATEMENTS

31 December 2007

4. SEGMENT INFORMATION *(CONTINUED)*

(a) Business segments *(continued)*

Group

	Retail operations		Export operations		Others		Consolidated	
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Assets and liabilities								
Segment assets	**1,078,011**	943,951	**411,579**	740,675	**489,141**	345,474	**1,978,731**	2,030,100
Interests in jointly-controlled entities	**-**	-	**(4,113)**	3,461	**22,819**	16,725	**18,706**	20,186
Interests in associates	**1,534**	65,740	**125,964**	141,283	**-**	-	**127,498**	207,023
Unallocated assets							**1,985,359**	1,454,686
Total assets							**4,110,294**	3,711,995
Segment liabilities	**715,482**	606,594	**223,905**	414,869	**313,816**	170,641	**1,253,203**	1,192,104
Unallocated liabilities							**650,334**	651,657
Total liabilities							**1,903,537**	1,843,761
Other segment information:								
Depreciation and amortisation	**93,781**	50,655	**14,483**	19,346	**55,152**	46,548	**163,416**	116,549
Reversal of impairment of items of property, plant and equipment recognised in the income statement	**(292)**	(121)	**(455)**	(2,208)	**-**	-	**(747)**	(2,329)
Change in fair values of investment properties	**-**	-	**-**	-	**(2,421)**	(1,523)	**(2,421)**	(1,523)
Other non-cash expenses/(income)	**(305)**	67,840	**2,277**	3,091	**6,599**	(81,736)	**8,571**	(10,805)
Capital expenditure	**126,797**	111,992	**19,401**	28,939	**68,235**	97,284	**214,433**	238,215
Fair value gain on available-for-sale investment recognised directly in equity	**-**	-	**-**	-	**(33,933)**	-	**(33,933)**	-
Net surplus on revaluation of land and buildings recognised directly in equity	**-**	-	**3,670**	-	**-**	90	**3,670**	90

NOTES TO FINANCIAL STATEMENTS

31 December 2007

4. SEGMENT INFORMATION *(CONTINUED)*

(b) Geographical segments

The following tables present revenue and certain asset and expenditure information for the Group's geographical segments for the years ended 31 December 2007 and 2006.

Year ended 31 December 2007

	Mainland China HK$'000	Hong Kong HK$'000	United States of America ("U.S.A") HK$'000	Australia and New Zealand HK$'000	Canada HK$'000	Others HK$'000	Con-solidated HK$'000
Segment revenue:							
Sales to external customers	2,642,498	108,477	782,102	1,069,371	60,974	120,458	4,783,880
Other segment information:							
Segment assets	1,331,606	44,685	211,109	264,610	–	126,721	1,978,731
Capital expenditure	141,996	2,577	–	51,668	–	18,192	214,433

Year ended 31 December 2006

	Mainland China HK$'000	Hong Kong HK$'000	United States of America ("U.S.A") HK$'000	Australia and New Zealand HK$'000	Canada HK$'000	Others HK$'000	Con-solidated HK$'000
Segment revenue:							
Sales to external customers	2,087,199	130,940	1,039,058	875,731	155,142	109,289	4,397,359
Other segment information:							
Segment assets	1,132,138	67,565	363,232	260,110	1,349	205,706	2,030,100
Capital expenditure	185,139	940	–	34,408	–	17,728	238,215

NOTES TO FINANCIAL STATEMENTS

31 December 2007

5. REVENUE, OTHER INCOME AND GAINS

Revenue, which is also the Group's turnover, represents the net invoiced value of goods sold, after allowances for returns and trade discounts.

An analysis of revenue, other income and gains is as follows:

	Note	Group 2007 HK$'000	2006 HK$'000
Revenue			
Retailing of casual wear		**3,627,825**	2,918,767
Export of apparel		**938,193**	1,254,135
Trading of fabric and other businesses		**217,862**	224,457
		4,783,880	4,397,359
Other income			
Bank interest income		**35,376**	33,226
Services and sub-contracting fee income		**34,083**	21,132
Other sales income		**3,123**	3,935
Commission and management fee income		**6,291**	3,943
Decoration and renovation income		**16,471**	13,274
Gross rental income		**4,120**	3,138
Sales of quota		**18,929**	–
Others		**40,297**	32,560
		158,690	111,208
Gains			
Fair value gains on investment properties		**2,421**	1,523
Gain on disposal of equity investments		**5,172**	5,741
Gain on disposal of an associate		**265,686**	–
Gain on disposal of a subsidiary	38	**2,533**	–
Foreign exchange differences, net		**27,607**	9,848
Fair value gains, net:			
Equity investments at fair value through profit or loss		**–**	68,551
Derivative financial instruments – transactions not qualifying as hedges		**12,038**	11,936
Financial asset at fair value through profit or loss		**1,171**	–
Others		**10,260**	1,940
		326,888	99,539
		485,578	210,747

NOTES TO FINANCIAL STATEMENTS

31 December 2007

6. FINANCE COSTS

	Group	
	2007	2006
	HK$'000	HK$'000
Interest on bank loans and overdrafts wholly repayable within five years	**16,547**	17,657
Interest on finance leases	**48**	180
	16,595	17,837

7. PROFIT BEFORE TAX

The Group's profit before tax is arrived at after charging/(crediting):

		Group	
		2007	2006
	Notes	**HK$'000**	HK$'000
Cost of inventories sold*		**2,716,523**	2,573,042
Depreciation	14	**163,013**	116,122
Recognition of prepaid land lease payments	16	**403**	427
Minimum lease payments under operating leases:			
Land and buildings		**582,331**	579,507
Plant and machinery		**-**	499
		582,331	580,006
Auditors' remuneration		**7,673**	6,845
Employee benefits expenses (including directors' remuneration-note 8):			
Wages and salaries		**794,000**	736,445
Pension scheme contributions		**19,900**	18,037
Less: Forfeited contributions		**(138)**	(38)
Net pension scheme contributions**		**19,762**	17,999
		813,762	754,444
Reversal of impairment of items of property, plant and equipment	14	**(747)**	(2,329)
Loss on disposal/write-off of items of property, plant and equipment		**9,826**	14,247

NOTES TO FINANCIAL STATEMENTS

31 December 2007

7. PROFIT BEFORE TAX *(CONTINUED)*

	Group	
	2007	2006
	HK$'000	HK$'000
Fair value (gains)/losses, net:		
Equity investments at fair value through profit or loss	**8,240**	(68,551)
Gain on liquidation of a jointly-controlled entity	–	(1,334)
Reversal of impairment on liquidation of a jointly-controlled entity#	–	(1,474)
Write-down of inventories to net realisable value*	**10,202**	8,172
Provision/(reversal of provision) for loans to associates##	**(11,791)**	47,045
Impairment of interests in jointly-controlled entities#	–	1,692
Direct operating expenses (including repairs and maintenance) arising on rental-earning of investment properties	**495**	363

* *The cost of inventories sold and the cost of sales include the write-down of inventories to net realisable value of HK$10,202,000 (2006: HK$8,172,000).*

** *As at 31 December 2007, the Group had no forfeited contributions available to reduce its contributions to the pension schemes in future years (2006: Nil).*

\# *These items are included in "Other expenses" on the face of the consolidated income statement.*

\## *Reversal of provision for loans to associates is included in "Other income and gains" on the face of the consolidated income statement. In the prior year, the provision for loans to associates was included in "Other expenses" on the face of the consolidated income statement.*

NOTES TO FINANCIAL STATEMENTS

31 December 2007

8. DIRECTORS' REMUNERATION

Directors' remuneration for the year, disclosed pursuant to the Listing Rules and Section 161 of the Hong Kong Companies Ordinance, is as follows:

	Group	
	2007	2006
	HK$'000	HK$'000
Fees	**460**	400
Other emoluments for executive directors:		
Salaries, allowances and benefits in kind	**8,217**	8,538
Discretionary bonuses	**10,544**	10,275
Pension scheme contributions	**330**	290
	19,091	19,103
	19,551	19,503

(a) Independent non-executive directors

The fees paid and payable to independent non-executive directors during the year were as follows:

	2007	2006
	HK$'000	HK$'000
Mr. Wong Man Kong, Peter, BBS, JP	**115**	100
Mr. Lau Hon Chuen, Ambrose, GBS, JP	**115**	100
Mr. Chung Shui Ming, Timpson, GBS, JP	**115**	100
	345	300

There were no other emoluments payable to the independent non-executive directors during the year (2006: Nil).

NOTES TO FINANCIAL STATEMENTS

31 December 2007

8. DIRECTORS' REMUNERATION *(CONTINUED)*

(b) Executive directors and a non-executive director

	Fees HK$'000	Salaries, allowances and benefits in kind HK$'000	Discretionary bonuses HK$'000	Pension scheme contributions HK$'000	Total remuneration HK$'000
2007					
Executive directors:					
Mr. Charles Yeung, SBS, JP	–	72	1,723	3	1,798
Mr. Yeung Chun Fan	–	1,814	4,011	51	5,876
Mr. Yeung Chun Ho	–	1,159	374	58	1,591
Mr. Pau Sze Kee, Jackson	–	1,878	2,756	80	4,714
Mr. Hui Chung Shing, Herman, JP	–	1,200	466	60	1,726
Ms. Cheung Wai Yee	–	756	1,214	38	2,008
Mr. Chan Wing Kan, Archie	–	1,000	–	12	1,012
Mr. Teo Heng Kee, Peter	–	338	–	28	366
	–	8,217	10,544	330	19,091
Non-executive director:					
Mr. Lam Lee G.	115	–	–	–	115
	115	8,217	10,544	330	19,206

NOTES TO FINANCIAL STATEMENTS

31 December 2007

8. DIRECTORS' REMUNERATION *(CONTINUED)*

(b) Executive directors and a non-executive director *(continued)*

	Fees HK$'000	Salaries, allowances and benefits in kind HK$'000	Discretionary bonuses HK$'000	Pension scheme contributions HK$'000	Total remuneration HK$'000
2006					
Executive directors:					
Mr. Charles Yeung, SBS, JP	–	60	1,610	3	1,673
Mr. Yeung Chun Fan	–	1,723	3,837	49	5,609
Mr. Yeung Chun Ho	–	1,104	323	55	1,482
Mr. Pau Sze Kee, Jackson	–	1,795	2,779	76	4,650
Mr. Hui Chung Shing, Herman, JP	–	1,200	469	60	1,729
Ms. Cheung Wai Yee	–	696	1,177	35	1,908
Mr. Chan Wing Kan, Archie	–	1,000	–	12	1,012
Mr. Teo Heng Kee, Peter	–	960	80	–	1,040
	–	8,538	10,275	290	19,103
Non-executive director:					
Mr. Lam Lee G.	100	–	–	–	100
	100	8,538	10,275	290	19,203

There was no arrangement under which a director waived or agreed to waive any remuneration during the year (2006: Nil).

NOTES TO FINANCIAL STATEMENTS

31 December 2007

9. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included two (2006: two) directors, details of whose remuneration are set out in note 8 above. Details of the remuneration of the remaining three (2006: three) non-director, highest paid employees for the year are as follows:

	Group	
	2007	2006
	HK$'000	HK$'000
Salaries, allowances and benefits in kind	**4,100**	5,290
Discretionary bonuses	**4,348**	4,953
Pension scheme contributions	**796**	381
	9,244	10,624

The number of non-director, highest paid employees whose remuneration fell within the following bands is as set out below:

	Number of employees	
	2007	2006
HK$2,000,001 – HK$2,500,000	**1**	1
HK$2,500,001 – HK$3,000,000	**1**	–
HK$3,500,001 – HK$4,000,000	**1**	1
HK$4,000,001 – HK$4,500,000	**–**	1
	3	3

NOTES TO FINANCIAL STATEMENTS

31 December 2007

10. TAX

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	2007 **HK$'000**	2006 HK$'000
Group:		
Current – Hong Kong		
Charge for the year	**14,288**	19,469
Overprovision in prior years	**(113)**	(2,961)
Current – Elsewhere	**70,383**	61,677
Deferred (note 33)	**556**	(599)
Total tax charge for the year	**85,114**	77,586

A reconciliation of the tax expense applicable to profit before tax using the statutory profits tax rate in Hong Kong where the Company and the majority of its subsidiaries are domiciled to the tax charge at the effective tax rate and a reconciliation of the applicable rate (i.e., the Hong Kong statutory tax rate) to the Groups' effective tax rate, are as follows:

	Group			
	2007		2006	
	HK$'000	%	HK$'000	%
Profit before tax	**638,389**		391,244	
Tax at the statutory tax rate	**111,718**	**17.5**	68,467	17.5
Higher tax rates of other countries	**29,635**	**4.6**	17,373	4.4
Adjustments in respect of current tax of previous periods	**(113)**	**–**	(2,961)	(0.8)
Profits and losses attributable to jointly-controlled entities and associates	**(1,573)**	**(0.2)**	(5,066)	(1.3)
Income not subject to tax	**(73,980)**	**(11.6)**	(14,231)	(3.6)
Expenses not deductible for tax	**13,099**	**2.0**	11,737	3.0
Tax losses utilised from previous periods	**(2,230)**	**(0.3)**	(9,314)	(2.4)
Tax losses not recognised	**6,277**	**1.0**	9,245	2.4
Others	**2,281**	**0.3**	2,336	0.6
Tax charge at the Group's effective rate	**85,114**	**13.3**	77,586	19.8

NOTES TO FINANCIAL STATEMENTS

31 December 2007

10. TAX *(CONTINUED)*

Under the income tax law of the People's Republic of China (the "PRC"), companies with operations in Mainland China are subject to corporate income tax ("CIT") at a rate of 33% on the taxable income.

Sino-foreign equity joint ventures are subject to the state CIT at a rate of 30% and to the local CIT at a rate at 3%. Certain joint ventures are entitled to a full exemption from such taxes for the first two/three years and a 50% reduction in the following three/four years, commencing from the first profitable year.

The range of tax rates applicable to subsidiaries incorporated and operating in Australia and New Zealand is 30% to 33%. Provision for Australian and New Zealand income tax has been made on the estimated assessable profits arising in Australia and New Zealand for the year.

There is no share of tax credit/expense attributable to jointly-controlled entities during the year (2006: tax credit of HK$533,000). The share of tax expense attributable to associates during the year amounting to HK$7,401,000 (2006: HK$11,823,000) are included in "Share of profits and losses of jointly-controlled entities and associates" on the face of the consolidated income statement.

During the 5th Session of the 10th National People's Congress, which was concluded on 16 March 2007, the PRC Corporate Income Tax Law (the "New CIT Law") was approved, and it became effective on 1 January 2008. The New CIT Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%. This change in the income tax rate will directly impact the Group's effective tax rate prospectively from 2008. According to HKAS 12, deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled. The change in the corporate income tax rate has had no significant impact on the results and financial position of the Group for the year ended 31 December 2007.

11. PROFIT ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY

The consolidated profit attributable to ordinary equity holders of the Company for the year ended 31 December 2007 includes a profit of HK$357,292,000 (2006: HK$25,483,000), which has been dealt with in the financial statements of the Company (note 36).

NOTES TO FINANCIAL STATEMENTS

31 December 2007

12. DIVIDENDS

	2007 HK$'000	2006 HK$'000
Interim – HK3.55 cents (2006: HK3.20 cents) per ordinary share (note 36)	**37,609**	33,756
Underaccrual of final dividend of previous year (note 36)	**998**	1,063
	38,607	34,819
Proposed final – HK12.24 cents (2006: HK12.24 cents) per ordinary share (note 36)	**129,672**	129,115
Proposed special – HK10.00 cents (2006: HK10.00 cents) per ordinary share (note 36)	**105,941**	105,486
	274,220	269,420

The proposed final and special dividends for the year are subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

13. EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY

The calculation of basic earnings per share amount is based on the profit for the year attributable to ordinary equity holders of the Company, and the weighted average number of ordinary shares in issue during the year.

The calculation of diluted earnings per share amount is based on the profit for the year attributable to ordinary equity holders of the Company. The weighted average number of ordinary shares used in the calculation is the number of ordinary shares in issue during the year, as used in the basic earnings per share calculation, and the weighted average number of ordinary shares assumed to have been issued at no consideration on the deemed exercise or conversion of all the dilutive potential ordinary shares into ordinary shares.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

13. EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY *(CONTINUED)*

The calculations of basic and diluted earnings per share are based on:

	2007 HK$'000	2006 HK$'000
Earnings		
Profit attributable to ordinary equity holders of the Company, used in the basic and diluted earnings per share calculations	**515,749**	271,582

	Number of shares 2007 '000	 2006 '000
Shares		
Weighted average number of ordinary shares in issue during the year used in the basic earnings per share calculation	**1,058,530**	1,053,183
Effect of dilution – weighted average number of ordinary shares:		
Share options	**4,680**	7,759
	1,063,210	1,060,942

NOTES TO FINANCIAL STATEMENTS

31 December 2007

14. PROPERTY, PLANT AND EQUIPMENT

Group

	Buildings HK$'000	Leasehold improve-ments HK$'000	Plant and machinery HK$'000	Furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Construction in progress HK$'000	Total HK$'000
31 December 2007							
At 31 December 2006 and at 1 January 2007:							
Cost or valuation	228,472	316,111	532,205	360,610	47,411	1,834	1,486,643
Accumulated depreciation and impairment	(7,187)	(143,885)	(332,918)	(231,398)	(34,169)	–	(749,557)
Net carrying amount	221,285	172,226	199,287	129,212	13,242	1,834	737,086
At 1 January 2007, net of accumulated depreciation and impairment	221,285	172,226	199,287	129,212	13,242	1,834	737,086
Additions	39,792	71,848	30,020	62,136	5,911	5,581	215,288
Disposals/write-off	(670)	(16,826)	(8,961)	(6,707)	(1,293)	–	(34,457)
Disposal of a subsidiary (note 38)	(12,976)	(238)	(434)	(261)	(51)	–	(13,960)
Surplus on revaluation	5,244	–	–	–	–	–	5,244
Depreciation provided during the year	(8,792)	(53,833)	(47,807)	(48,655)	(3,926)	–	(163,013)
Reversal of impairment	–	109	–	638	–	–	747
Transfers	–	7,488	(221)	221	–	(7,488)	–
Exchange realignment	6,155	4,851	7,764	10,825	682	79	30,356
At 31 December 2007, net of accumulated depreciation and impairment	250,038	185,625	179,648	147,409	14,565	6	777,291
At 31 December 2007:							
Cost or valuation	266,216	363,835	537,375	415,086	49,134	6	1,631,652
Accumulated depreciation and impairment	(16,178)	(178,210)	(357,727)	(267,677)	(34,569)	–	(854,361)
Net carrying amount	250,038	185,625	179,648	147,409	14,565	6	777,291
Analysis of cost or valuation:							
At cost	–	363,835	537,375	415,086	49,134	6	1,365,436
At valuation	266,216	–	–	–	–	–	266,216
	266,216	363,835	537,375	415,086	49,134	6	1,631,652

NOTES TO FINANCIAL STATEMENTS

31 December 2007

14. PROPERTY, PLANT AND EQUIPMENT *(CONTINUED)*

Group

	Buildings HK$'000	Leasehold improvements HK$'000	Plant and machinery HK$'000	Furniture, fixtures and office equipment HK$'000	Motor vehicles HK$'000	Construction in progress HK$'000	Total HK$'000
31 December 2006							
At 1 January 2006:							
Cost or valuation	167,147	259,455	444,498	295,904	47,450	66,313	1,280,767
Accumulated depreciation and impairment	-	(151,761)	(285,368)	(188,138)	(33,337)	-	(658,604)
Net carrying amount	167,147	107,694	159,130	107,766	14,113	66,313	622,163
At 1 January 2006, net of accumulated depreciation and impairment	167,147	107,694	159,130	107,766	14,113	66,313	622,163
Additions	8,210	91,809	83,044	50,536	3,913	1,604	239,116
Acquisition of a subsidiary (note 37)	–	–	689	7,788	243	–	8,720
Disposals/write-off	(300)	(13,141)	(4,728)	(3,219)	(1,397)	-	(22,785)
Depreciation provided during the year	(6,605)	(17,210)	(47,162)	(40,598)	(4,547)	-	(116,122)
Reversal of impairment	–	109	1,497	425	298	-	2,329
Transfers	66,092	-	-	-	-	(66,092)	-
Transfer to investment properties (note 15)	(17,410)	-	–	–	-	-	(17,410)
Exchange realignment	4,151	2,965	6,817	6,514	619	9	21,075
At 31 December 2006, net of accumulated depreciation and impairment	221,285	172,226	199,287	129,212	13,242	1,834	737,086
At 31 December 2006:							
Cost or valuation	228,472	316,111	532,205	360,610	47,411	1,834	1,486,643
Accumulated depreciation and impairment	(7,187)	(143,885)	(332,918)	(231,398)	(34,169)	-	(749,557)
Net carrying amount	221,285	172,226	199,287	129,212	13,242	1,834	737,086
Analysis of cost or valuation:							
At cost	-	316,111	532,205	360,610	47,411	1,834	1,258,171
At valuation	228,472	-	-	-	-	-	228,472
	228,472	316,111	532,205	360,610	47,411	1,834	1,486,643

NOTES TO FINANCIAL STATEMENTS

31 December 2007

14. PROPERTY, PLANT AND EQUIPMENT *(CONTINUED)*

The net book value of the Group's property, plant and equipment held under finance leases at 31 December 2007, amounted to HK$1,853,000 (2006: HK$1,514,000).

During the year, the Group disposed of a subsidiary. The buildings of the subsidiary were revalued by Al-Amin Architect & Engineers Consultants, independent professionally qualified valuers, at an open market value of HK$12,976,000 based on their existing use before the subsidiary was disposed of during the year. A revaluation surplus of HK$3,670,000 resulting from the valuation has been credited to the Group's asset revaluation reserve and it was transferred to retained earnings upon the disposal of the subsidiary.

At 31 December 2005, the Group's buildings were revalued individually by DTZ Debenham Tie Leung Limited, S.F. Ahmed & Co and PT Saptasentra Jasa Pradana, independent professionally qualified valuers, at an aggregate open market value of HK$167,147,000 based on their existing use. In the opinion of the directors, there has been no material change in valuation as at the balance sheet date.

In the prior year, certain of the Group's buildings were transferred to investment properties. The buildings were revalued at the date of change in use as an investment property by DTZ Debenham Tie Leung Limited, independent professionally qualified valuers, at an open market value of HK$17,410,000 based on its existing use (note 15). No revaluation surplus or deficit was resulted from the valuation.

Had these buildings been carried at historical cost less accumulated depreciation and impairment losses, their carrying amounts would have been approximately HK$228,289,000.

The Group's buildings included above are held under the following lease terms:

	Hong Kong HK$'000	**Elsewhere** HK$'000	**Total** HK$'000
Long term leases	–	38,668	38,668
Medium term leases	2,850	208,520	211,370
	2,850	247,188	250,038

At 31 December 2007, certain of the Group's buildings with a net book value of HK$46,438,000 (2006: HK$52,059,000) and plant and machinery with a net book value of HK$4,451,000 (2006: HK$4,042,000), were pledged to secure banking facilities granted to the Group (note 30).

NOTES TO FINANCIAL STATEMENTS

31 December 2007

15. INVESTMENT PROPERTIES

	Group	
	2007	2006
	HK$'000	HK$'000
Carrying amount at 1 January	**21,433**	2,500
Addition	**15,765**	–
Transfer from owner-occupied properties (note 14)	**–**	17,410
Net profit from a fair value adjustment	**2,421**	1,523
Exchange realignment	**748**	–
Carrying amount at 31 December	**40,367**	21,433

The Group's investment properties are held under the following lease terms:

	Group	
	2007	2006
	HK$'000	HK$'000
Hong Kong – medium term leases	**3,500**	3,100
Mainland China – medium term leases	**36,867**	18,333
	40,367	21,433

The Group's investment properties were revalued on 31 December 2007 by DTZ Debenham Tie Leung Limited, independent professionally qualified valuers, at HK$40,367,000 on an open market, existing use basis. The investment properties are leased to third parties under operating leases, further summary details of which are included in note 41(a) to the financial statements.

At 31 December 2007, certain of the Group's investment properties with a net book value of HK$20,000,000 (2006: HK$18,333,000) were pledged to secure banking facilities granted to the Group (note 30).

NOTES TO FINANCIAL STATEMENTS

31 December 2007

15. INVESTMENT PROPERTIES *(CONTINUED)*

The particulars of the Group's investment properties are as follows:

Location	Use	Tenure	Attributable interest of the Group (%)
Workshop Nos.1, 2, 3 and 5 10th Floor, International Trade Centre No. 11 Sha Tsui Road Tsuen Wan New Territories, Hong Kong	Industrial	Medium term lease	60
Level 1, 2 and 3 No. 012-014 Huangxing Middle Road Furong District Changsha Hunan Province, PRC	Commercial	Medium term lease	100
中國重慶市渝中區八一路 218號平街第一層2號	Commercial	Medium term lease	100

16. PREPAID LAND LEASE PAYMENTS

	Group	
	2007 **HK$'000**	2006 HK$'000
Carrying amount at 1 January	**17,937**	17,618
Recognised during the year	**(403)**	(427)
Exchange realignment	**732**	746
Carrying amount at 31 December	**18,266**	17,937
Current portion included in prepayments, deposits and other receivables	**(403)**	(427)
Non-current portion	**17,863**	17,510

The leasehold land is held under a medium lease and is situated in Mainland China.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

17. GOODWILL

	Group	
	2007	2006
	HK$'000	HK$'000
Cost and net carrying amount at 31 December (note 37)	**38,612**	38,612

As further detailed in note 2.4 to the financial statements, the Group applied the transitional provisions of HKFRS 3 that permitted goodwill in respect of business combinations which occurred prior to 2001 to remain eliminated against consolidated retained profits.

The amounts of goodwill and negative goodwill remaining in consolidated retained profits as at 31 December 2007, arising from the acquisition of subsidiaries, jointly-controlled entities and associates prior to the adoption of SSAP 30 in 2001, were HK$2,429,000 (2006: HK$2,429,000) and HK$7,145,000 (2006: HK$7,145,000), respectively. The amount of goodwill is stated at its cost.

Impairment testing of goodwill

Goodwill acquired through business combination has been allocated to the retail operations cash-generating unit, which is a reportable segment, for impairment testing.

The recoverable amount of the retail operations cash-generating unit is also determined based on a value in use calculation using cash flow projections based on financial budgets covering a five-year period approved by senior management. The discount rate applied to the cash flow projections is 4.5% and cash flows beyond the five-year period are extrapolated using a growth rate of 4.0% which is the same as the long term average growth rate of the retail operations in New Zealand. Senior management believes that this growth rate is justified, given the Company's past experience in New Zealand.

Key assumptions were used in the value in use calculation of the retail operations cash-generating unit for 31 December 2007. The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of goodwill:

NOTES TO FINANCIAL STATEMENTS

31 December 2007

17. GOODWILL *(CONTINUED)*

Impairment testing of goodwill *(continued)*

Budgeted gross margins – The basis used to determine the value assigned to the budgeted gross margins is the average gross margins achieved in the year immediately before the budget year, increased for expected efficiency improvements, and expected market development.

Discount rates – The discount rates used are before tax and reflect specific risks relating to the retail operations in New Zealand.

18. INTEREST IN A SUBSIDIARY

	Company	
	2007	2006
	HK$'000	HK$'000
Unlisted shares, at cost	**377,717**	377,717
Due from a subsidiary	**570,643**	363,668
	948,360	741,385
Provision for impairment	**–**	(45,000)
	948,360	696,385

The amount due from a subsidiary is unsecured, interest-free and has no fixed terms of repayment. In the opinion of the Company's directors, these advances are considered as quasi-equity loans to the subsidiary. The carrying amount of this amount due from a subsidiary approximates to its fair value. Particulars of the principal subsidiaries are set out in note 46 to the financial statements.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

19. INTERESTS IN JOINTLY-CONTROLLED ENTITIES

	Group	
	2007	2006
	HK$'000	HK$'000
Share of net assets	**47,413**	46,589
Due from jointly-controlled entities	**793**	1,525
Due to jointly-controlled entities	**(21,140)**	(19,568)
	27,066	28,546
Provision for impairment	**(8,360)**	(8,360)
	18,706	20,186

The balances with jointly-controlled entities are unsecured, interest-free and have no fixed terms of repayment. The carrying amounts of the amounts due from/to jointly-controlled entities approximate to their fair values.

Particulars of the principal jointly-controlled entities are as follows:

Name	Registered capital	Place of registration	Percentage of equity attributable to the Group* 2007	2006	Principal activities
湖北長進制衣有限公司	US$1,200,000	Mainland China	**30**	30	Manufacturing of apparel
Nanjing Jiangda Clothes Co., Ltd.	US$1,500,000	Mainland China	**45**	45	Manufacturing of apparel
Mingshi Dyeing Factory Co., Ltd.	US$8,100,000	Mainland China	**40**	40	Provision of dyeing services
Hubei Xian Garment Mfg. Co., Ltd.	US$728,300	Mainland China	**15.1**	15.1	Manufacturing of apparel

All jointly-controlled entities are held indirectly through subsidiaries.

All the above jointly-controlled entities are not audited by Ernst & Young Hong Kong or other member firm of the Ernst & Young global network.

* *The percentages of voting power and profit sharing are the same as the percentage of equity attributable to the Group.*

NOTES TO FINANCIAL STATEMENTS

31 December 2007

19. INTERESTS IN JOINTLY-CONTROLLED ENTITIES *(CONTINUED)*

The above table lists the jointly-controlled entities of the Group which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other jointly-controlled entities would, in the opinion of the directors, result in particulars of excessive length.

The following table illustrates the summarised financial information of the Group's jointly-controlled entities:

	2007	2006
	HK$'000	HK$'000
Share of the jointly-controlled entities' assets and liabilities:		
Current assets	**65,361**	69,742
Non-current assets	**24,327**	24,768
Current liabilities	**(42,275)**	(47,921)
Net assets	**47,413**	46,589
Share of the jointly-controlled entities' results:		
Revenue	**190,334**	178,845
Other income	**1,126**	360
	191,460	179,205
Total expenses	**(192,180)**	(179,450)
Tax	**–**	533
Profit/(loss) after tax	**(720)**	288

NOTES TO FINANCIAL STATEMENTS

31 December 2007

20. INTERESTS IN ASSOCIATES

	Group 2007 HK$'000	Group 2006 HK$'000
Share of net assets	**123,876**	124,904
Goodwill on acquisition	**–**	8,282
Due from associates	**1,884**	1,338
Due to associates	**(4,522)**	(3,000)
Loans to associates	**52,620**	141,932
	173,858	273,456
Provision for impairment	**–**	(8,282)
Provision for loans to associates	**(46,360)**	(58,151)
	127,498	207,023

The balances with associates and the loans to associates are unsecured, interest-free and have no fixed terms of repayment. The carrying amounts of the amounts due from/to associates and the loans to associates approximate to their fair values.

Particulars of the principal associates are as follows:

Name	Nominal value of issued and paid-up capital	Place of incorporation/ registration and operations	Percentage of ownership interest attributable to the Group 2007	Percentage of ownership interest attributable to the Group 2006	Principal activities
Rays Apparel (H.K.) Limited	Ordinary shares of HK$200,000	Hong Kong	**35**	35	Provision of agency services
Rays Apparel, Inc.	Ordinary shares of US$232,243 Preference shares of US$1,667,757	USA	**35**	35	Import and distribution of apparel
RTG Garments Manufacturing (HK) Limited	Ordinary shares of HK$1,000,000	Hong Kong	**50**	50	Manufacturing of apparel
G.S – i.t Limited	Ordinary shares of HK$2 each	Hong Kong	**–**	50	Investment holding and retail of apparel
Quiksilver Glorious Sun JV Limited	Ordinary shares of HK$10,000	Hong Kong	**50**	50	Retail of apparel

NOTES TO FINANCIAL STATEMENTS

31 December 2007

20. INTERESTS IN ASSOCIATES *(CONTINUED)*

All associates are held indirectly through subsidiaries.

All the above associates are not audited by Ernst & Young Hong Kong or other member firm of the Ernst & Young global network.

The above table lists the associates of the Group which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

During the year, the Group had not recognised the share of profit of HK$205,000 from Quiksilver Glorious Sun JV Limited because the losses of the associate not shared by the Group in prior years exceeded the Group's share of profit during the year. In the prior year, the Group's unrecognised share of loss of the associate was HK$8,227,000.

The following table illustrates the summarised financial information of the Group's associates extracted from their management accounts/financial statements, except for Quiksilver Glorious Sun JV Limited of which the Group had discontinued the recognition of its share of the results:

	2007	2006
	HK$'000	HK$'000
Assets	**649,221**	668,305
Liabilities	**(391,295)**	(379,902)
Revenues	**842,515**	1,016,116
Profits	**30,898**	57,277

21. AVAILABLE-FOR-SALE INVESTMENT

	Group	
	2007	2006
	HK$'000	HK$'000
Hong Kong listed equity investment, at fair value	**298,200**	–

During the year, the gross gain of the Group's available-for-sale investment recognised directly in equity amounted to HK$33,933,000 (2006: Nil) and credited to equity.

The above investment in equity security was designated as an available-for-sale financial asset and has no fixed maturity date or coupon rate.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

21. AVAILABLE-FOR-SALE INVESTMENT *(CONTINUED)*

The fair value of the listed equity investment is based on quoted market price.

The market value of the listed equity investment at the date of approval of these financial statements were approximately HK$230,334,000.

22. FINANCIAL ASSET AT FAIR VALUE THROUGH PROFIT OR LOSS

	Group	
	2007	2006
	HK$'000	HK$'000
Unlisted investment at fair value	**24,511**	–

The unlisted investment was designated at fair value through profit or loss upon initial recognition.

At 31 December 2007, the Group's unlisted investment with a carrying value of HK$24,511,000 was pledged to secure general banking facilities granted to the Group (note 30).

23. INVENTORIES

	Group	
	2007	2006
	HK$'000	HK$'000
Raw materials	**91,312**	81,225
Work in progress	**105,349**	103,157
Finished goods	**461,020**	424,931
	657,681	609,313

At 31 December 2007, the Group's inventories were pledged as security for the Group's bank loans amounting to HK$80,763,000 (2006: HK$83,048,000), as further detailed in note 30 to the financial statements.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

24. TRADE AND BILLS RECEIVABLES

The trade and bills receivables include trade receivables of HK$283,857,000 (2006: HK$279,400,000) and bills receivable of HK$153,515,000 (2006: HK$269,470,000). The bills receivable aged less than four months at the balance sheet date. The trade receivables are not considered to be impaired. An aged analysis of the trade receivables as at the balance sheet date, based on the payment due date, is as follows:

	Group	
	2007	2006
	HK$'000	HK$'000
Current	**197,820**	185,509
Less than 4 months	**67,000**	79,448
4 to 6 months	**12,703**	6,988
Over 6 months	**6,334**	7,455
	283,857	279,400

The Group allows an average credit period of 45 days to its trade customers. The Group seeks to maintain strict control over its outstanding receivables and has a credit control department to minimise the credit risk. Overdue balances are reviewed regularly by senior management. In view of the aforementioned and the fact that the Group's trade receivables relate to a large number of diversified customers, there is no significant concentration of credit risk. Trade receivables are non-interest-bearing.

At 31 December 2007, the Group had discounted bills receivable of HK$77,362,000 (2006: HK$80,757,000) to the banks with recourse (the "Discounted Bills"). The Discounted Bills were included in the above bills receivable because the derecognition criteria for the financial assets were not met. Accordingly, the advances from the relevant banks received by the Group as consideration for the Discounted Bills at the balance sheet date were recognised as liabilities and included in interest-bearing bank and other borrowings (note 30).

Receivables that were neither past due nor impaired relate to a large number of diversified customers for whom there was no recent history of default.

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, the directors of the Company are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral or other credit enhancements over these balances.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

25. DUE FROM RELATED COMPANIES

Particulars of the amounts due from related companies disclosed pursuant to Section 161B of the Hong Kong Companies Ordinance are as follows:

Group

Name	Balance at 31 December 2007 HK$'000	Maximum outstanding during the year HK$'000	Balance at 1 January 2007 HK$'000
G.S. Property Management Limited	289	289	230
Golden Sunshine Enterprises Limited	172	177	177
Harbour Guide Limited	64	141	–
Gloryear Management Limited	1,042	1,042	317
	1,567		724

All of the above companies are controlled by Dr. Charles Yeung, SBS, JP, and Mr. Yeung Chun Fan, both of whom are directors of the Company.

The amounts due from related companies are unsecured, interest-free and have no fixed terms of repayment. The carrying amounts of these amounts due from related companies approximate to their fair values.

26. EQUITY INVESTMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	Group	
	2007 HK$'000	2006 HK$'000
Hong Kong listed equity investments, at market value	**81,475**	180,266

The above equity investments at 31 December 2006 and 2007 were classified as held for trading.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

27. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS

		Group		Company	
	Note	**2007**	2006	**2007**	2006
		HK$'000	HK$'000	**HK$'000**	HK$'000
Cash and bank balances		**572,723**	477,112	**718**	315
Time deposits		**712,390**	569,598	**275,944**	432,885
		1,285,113	1,046,710	**276,662**	433,200
Less: Time deposits pledged for bank overdrafts and long term bank loan facilities	30	**(4,337)**	(21,784)	**–**	–
Cash and cash equivalents		**1,280,776**	1,024,926	**276,662**	433,200

At the balance sheet date, the cash and bank balances of the Group denominated in Renminbi ("RMB") amounted to HK$372,848,000 (2006: HK$283,070,000). The RMB is not freely convertible into other currencies, however, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short term time deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short term time deposit rates. The bank balances and pledged deposits are deposited with creditworthy banks with no recent history of default. The carrying amounts of the cash and cash equivalents and the pledged deposits approximate to their fair values.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

28. TRADE AND BILLS PAYABLES

The trade and bills payables include trade payables of HK$519,751,000 (2006: HK$477,383,000). An aged analysis of the trade payables is as follows:

	Group	
	2007	2006
	HK$'000	HK$'000
Less than 4 months	**507,449**	435,818
4 to 6 months	**6,029**	38,255
Over 6 months	**6,273**	3,310
	519,751	477,383

The trade payables are non-interest-bearing and are normally settled on 90-day terms.

29. DERIVATIVE FINANCIAL INSTRUMENTS

During the year, the Group has entered into various forward currency contracts to manage its foreign currency risk exposures which did not meet the criteria for hedge accounting. Changes in the fair value of non-hedging currency derivatives amounting to HK$12,038,000 (2006: HK$11,936,000) were credited to the income statement during the year.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

30. INTEREST-BEARING BANK AND OTHER BORROWINGS

Group – 2007

	Effective interest rate (%)	Maturity	HK$'000
Current			
Finance lease payables (note 31)	2.75 – 6.8	2008	508
Bank overdrafts – unsecured	Prime – Prime+0.5	On demand	14,461
Bank overdrafts – secured	10.25	On demand	12,565
Bank loans – unsecured	HIBOR+1	2008	20,000
Bank loans – secured	HIBOR+ 0.875 – 11.25	2008	70,336
Other loan – unsecured	0.55	2008	2,143
Advances from banks as consideration for the Discounted Bills (note 24)	HIBOR+0.875	2008	77,362
Trust receipt loans – secured	HIBOR+0.75	2008	70,072
			267,447
Non-current			
Finance lease payables (note 31)	2.75 – 6.8	2009 – 2011	1,102
			268,549

NOTES TO FINANCIAL STATEMENTS

31 December 2007

30. INTEREST-BEARING BANK AND OTHER BORROWINGS *(CONTINUED)*

Group – 2006

	Effective interest rate (%)	Maturity	HK$'000
Current			
Finance lease payables (note 31)	2.75 – 6.8	2007	912
Bank overdrafts – unsecured	Prime – Prime+0.5	On demand	17,572
Bank overdrafts – secured	10.75	On demand	2,932
Bank loans – unsecured	HIBOR+1 – 5.58	2007	24,902
Bank loans – secured	HIBOR+ 0.875 – 10.5	2007	128,683
Advances from banks as consideration for the Discounted Bills (note 24)	HIBOR+0.875	2007	80,757
Trust receipt loans – secured	HIBOR+0.875	2007	73,842
			329,600
Non-current			
Finance lease payables (note 31)	2.75 – 6.8	2008 – 2011	671
			330,271

NOTES TO FINANCIAL STATEMENTS

31 December 2007

30. INTEREST-BEARING BANK AND OTHER BORROWINGS *(CONTINUED)*

	Group 2007 HK$'000	Group 2006 HK$'000
Analysed into:		
Bank and other loans, trust receipt loans and overdrafts repayable:		
Within one year or on demand	**266,939**	328,688
Finance leases repayable:		
Within one year or on demand	**508**	912
In the second year	**1,025**	179
In the third to fifth years, inclusive	**77**	492
	1,610	1,583
	268,549	330,271

Notes:

(a) Certain of the Group's bank overdrafts, trust receipt loans and bank loans are secured by:

(i) mortgages over certain of the Group's buildings which had an aggregate carrying value at the balance sheet date of HK$46,438,000 (2006: HK$52,059,000);

(ii) mortgages over certain of the Group's plant and machinery which had an aggregate carrying value at the balance sheet date of HK$4,451,000 (2006: HK$4,042,000);

(iii) mortgage over the Group's investment property which had an aggregate carrying value at the balance sheet date of HK$20,000,000 (2006: HK$18,333,000);

(iv) the Group's unlisted investment at the balance sheet date of HK$24,511,000 (2006: Nil);

(v) certain bank deposits at the balance sheet date of HK$4,337,000 (2006: HK$21,784,000); and

(vi) floating charges over certain of the Group's inventories with an aggregate carrying amount at the balance sheet date of HK$80,763,000 (2006: HK$83,048,000).

NOTES TO FINANCIAL STATEMENTS

31 December 2007

30. INTEREST-BEARING BANK AND OTHER BORROWINGS *(CONTINUED)*

Notes: (continued)

(b) All interest-bearing bank and finance leases are denominated in the functional currency of the entity to which they relate.

Other interest rate information:

	Group			
	2007		2006	
	Fixed rate HK$'000	**Floating rate HK$'000**	Fixed rate HK$'000	Floating rate HK$'000
Finance lease payables	**1,610**	**–**	1,583	–
Bank overdrafts – unsecured	**19**	**14,442**	–	17,572
Bank overdrafts – secured	**12,565**	**–**	–	2,932
Bank loans – unsecured	**–**	**20,000**	4,902	20,000
Bank loans – secured	**40**	**70,296**	8,627	120,056
Other loan – unsecured	**2,143**	**–**	–	–
Advances from banks as consideration for the Discounted Bills	**–**	**77,362**	–	80,757
Trust receipt loans – secured	**–**	**70,072**	–	73,842

NOTES TO FINANCIAL STATEMENTS

31 December 2007

31. FINANCE LEASE PAYABLES

The Group leases certain of its plant and machinery and motor vehicles for its manufacturing process and business purposes. These leases are classified as finance leases and have remaining lease terms ranging from three to five years.

At 31 December 2007, the total future minimum lease payments under finance leases and their present values were as follows:

Group

	Minimum lease payments 2007 HK$'000	Minimum lease payments 2006 HK$'000	**Present value of minimum lease payments 2007 HK$'000**	Present value of minimum lease payments 2006 HK$'000
Amounts payable:				
Within one year	**596**	1,015	**508**	912
In the second year	**1,122**	236	**1,025**	179
In the third to fifth years, inclusive	**94**	542	**77**	492
Total minimum finance lease payments	**1,812**	1,793	**1,610**	1,583
Future finance charges	**(202)**	(210)		
Total net finance lease payables	**1,610**	1,583		
Portion classified as current liabilities (note 30)	**(508)**	(912)		
Non-current portion (note 30)	**1,102**	671		

32. LONG TERM LOANS FROM MINORITY SHAREHOLDERS

The long term loans from minority shareholders are unsecured, interest-free and are repayable beyond one year. The carrying amounts of the long term loans from minority shareholders approximate to their fair values.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

33. DEFERRED TAX

The movements in deferred tax assets and liabilities during the year are as follows:

Deferred tax assets

Group

	Provisions	
	2007	2006
	HK$'000	HK$'000
At 1 January	**16,966**	14,525
Acquisition of a subsidiary (note 37)	**–**	703
Deferred tax credited/(charged) to the income statement during the year (note 10)	**(445)**	441
Exchange differences	**1,913**	1,297
Gross deferred tax assets recognised in the consolidated balance sheet at 31 December	**18,434**	16,966

Deferred tax liabilities

Group

	Depreciation allowance in excess of related depreciation	
	2007	2006
	HK$'000	HK$'000
At 1 January	**269**	411
Deferred tax charged/(credited) to the income statement during the year (note 10)	**111**	(158)
Exchange differences	**(6)**	16
Gross deferred tax liabilities recognised in the consolidated balance sheet at 31 December	**374**	269
Net deferred tax assets at 31 December	**18,060**	16,697

NOTES TO FINANCIAL STATEMENTS

31 December 2007

33. DEFERRED TAX *(CONTINUED)*

The Group has tax losses arising in Hong Kong of HK$23,503,000 (2006: HK$17,921,000) that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognised in respect of these losses as they have arisen in subsidiaries that have been loss-making for some time and it is not considered probable that taxable profits will be available against which the tax losses can be utilised.

At 31 December 2007, there was no significant unrecognised deferred tax liability (2006: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries, jointly-controlled entities or associates as the Group has no liability to additional tax should such amounts be remitted.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

34. SHARE CAPITAL

Shares

	Number of ordinary shares		Company	
	2007	2006	**2007**	2006
	'000	'000	**HK$'000**	HK$'000
Authorised:				
Ordinary shares of HK$0.10 each	**6,000,000**	6,000,000	**600,000**	600,000
Issued and fully paid:				
Ordinary shares of HK$0.10 each	**1,059,414**	1,054,864	**105,941**	105,486

During the year, the subscription rights attaching to 1,856,000, 94,000 and 2,600,000 share options were exercised at the subscription prices of HK$1.800, HK$2.564 and HK$2.876 per share, respectively (note 35), resulting in the issue of 4,550,000 shares of HK$0.10 each for a total cash consideration, before expenses, of HK$11,059,000.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

34. SHARE CAPITAL *(CONTINUED)*

A summary of the transactions during the year with reference to the above movements in the Company's issued ordinary share capital is as follows:

	Number of shares in issue '000	Issued share capital HK$'000	Share premium account HK$'000	Total HK$'000
At 1 January 2006	1,049,376	104,938	358,809	463,747
Share options exercised	5,488	548	15,145	15,693
	1,054,864	105,486	373,954	479,440
Share issue expenses	–	–	(16)	(16)
31 December 2006 and at 1 January 2007	1,054,864	105,486	373,938	479,424
Share options exercised	4,550	455	10,604	11,059
	1,059,414	105,941	384,542	490,483
Share issue expenses	–	–	(21)	(21)
At 31 December 2007	1,059,414	105,941	384,521	490,462

35. SHARE OPTION SCHEMES

On 1 September 2005, the shareholders of the Company approved the termination (to the effect that the Company can no longer grant any further options) of the share option scheme adopted by the Company on 2 September 1996 (the "Old Scheme") and the adoption of a new share option scheme (the "New Scheme"). All options granted and outstanding prior to the termination of the Old Scheme will remain in full force and effect.

(a) Old Scheme

The Old Scheme was adopted by the Company on 2 September 1996. The purpose of the Old Scheme is to provide incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of the Old Scheme include the executive directors and other full-time employees of the Group.

Share options under the Old Scheme do not confer rights on the holders to dividends or to vote at shareholders' meetings.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

35. SHARE OPTION SCHEMES *(CONTINUED)*

(a) Old Scheme *(continued)*

The following share options were outstanding under the Old Scheme during the year:

	Number of shares subject to options					Share options			Price of Company's share***	
Category of participant	At 1 January 2007 '000	During the year Exercised '000	Lapsed '000	Cancelled '000	At 31 December 2007 '000	Date of grant*	Exercise period	Subscription price** HK$	Immediately before the exercise date HK$	At exercise date of share options HK$
Employees										
in aggregate	2,600	(2,600)	-	-	-	16/06/1997	15/06/2000 to 14/06/2007	2.876	3.965	3.977
	11,476	(94)	(11,382)	-	-	30/08/1997	16/09/1997 to 29/08/2007	2.564	3.896	3.868
	5,604	(1,856)	(3,748)	-	-	31/10/1997	31/10/1997 to 30/10/2007	1.800	3.654	3.658
	19,680	(4,550)	(15,130)	-	-					

Notes to the reconciliation of share options under the Old Scheme outstanding during the year:

* The vesting period of the share options is from the date of grant until the commencement of the exercise period.

** The subscription price of the share options is subject to adjustment in the case of rights or bonus issues, or other similar changes in the Company's share capital.

*** The price of the Company's shares disclosed immediately before the exercise date of the share options is the weighted average of the Stock Exchange closing prices immediately before the dates on which the options were exercised.

The 4,550,000 share options exercised during the year resulted in the issue of 4,550,000 ordinary shares of the Company and new share capital of HK$455,000 and share premium of HK$10,604,000 (before issue expenses), as further detailed in note 34 to the financial statements.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

35. SHARE OPTION SCHEMES *(CONTINUED)*

(a) Old Scheme *(continued)*

All the share options under the Old Scheme were expired. No share options outstanding under the Old Scheme as at the balance sheet date.

No theoretical value of share options is disclosed because in the absence of a readily available market value of the share options on the ordinary shares of the Company, the directors were unable to arrive at an accurate assessment of the value of these share options.

(b) New Scheme

The New Scheme was adopted by the Company on 1 September 2005, unless otherwise terminated or amended, the New Scheme will remain in force for 10 years from the date of adoption.

The purpose of the New Scheme is to attract and retain the best quality personnel for the development of the Group's businesses; to provide additional incentives to employees, officers and directors of the Group; and to promote the long term financial success of the Group by aligning the interests of option holders to shareholders.

Pursuant to the New Scheme, the maximum number of shares in respect of which options may be granted must not in aggregate exceed 10% of the shares in issue at the date of approval of the New Scheme. The maximum number of shares issuable under share options to each eligible participant in the New Scheme in any 12-month period is limited to 1% of the ordinary shares of the Company in issue.

The subscription price of the share options is determinable by the board of directors, but shall not be less than whichever is the highest of (i) the closing price of the ordinary shares of the Company as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; (ii) the average closing prices of the ordinary shares of the Company as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of grant; and (iii) the nominal value of the ordinary share of the Company.

During the year, no share options were granted or exercised under the New Scheme. No theoretical value of share options is disclosed because in the absence of a readily available market value of the share options on the ordinary shares of the Company, the directors were unable to arrive at an accurate assessment of the value of these share options.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

36. RESERVES

Group

		Attributable to ordinary equity holders of the Company							
	Notes	Share premium account HK$'000	Contributed surplus HK$'000	Asset revaluation reserve HK$'000	Exchange fluctuation reserve note (i) HK$'000	Non-distributable reserves note (ii) HK$'000	Retained profits note (ii) HK$'000	Total HK$'000	Minority interests HK$'000
At 1 January 2006		358,809	115,551	21,144	(32,751)	6,407	869,720	1,338,880	149,690
Exchange realignment on translation of overseas subsidiaries, jointly-controlled entities and associates		-	-	-	26,744	-	-	26,744	4,220
Transfer from retained profits		-	-	-	-	413	(413)	-	-
Dividends paid to minority shareholders		-	-	-	-	-	-	-	(51,424)
Capital contributed by a minority shareholder		-	-	-	-	-	-	-	670
Revaluation reserve released on disposal		-	-	(90)	-	-	90	-	-
Profit for the year		-	-	-	-	-	271,582	271,582	42,076
Issue of shares	34	15,145	-	-	-	-	-	15,145	-
Share issue expenses	34	(16)	-	-	-	-	-	(16)	-
Underaccrual of final 2005 dividend	12	-	-	-	-	-	(1,063)	(1,063)	-
Interim 2006 dividend	12	-	-	-	-	-	(33,756)	(33,756)	-
Proposed final 2006 dividend	12	-	-	-	-	-	(129,115)	(129,115)	-
Proposed special 2006 dividend	12	-	-	-	-	-	(105,486)	(105,486)	-
At 31 December 2006		373,938	115,551	21,054	(6,007)	6,820	871,559	1,382,915	145,232

NOTES TO FINANCIAL STATEMENTS

31 December 2007

36. RESERVES *(CONTINUED)*

Group

		Attributable to ordinary equity holders of the Company								
	Notes	Share premium account HK$'000	Contributed surplus HK$'000	Asset revaluation reserve HK$'000	Available-for-sale investment revaluation reserve HK$'000	Exchange fluctuation reserve note (i) HK$'000	Non-distributable reserves HK$'000	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000
At 1 January 2007		373,938	115,551	21,054	-	(6,007)	6,820	871,559	1,382,915	145,232
Exchange realignment on translation of overseas subsidiaries, jointly-controlled entities and associates		-	-	-	-	43,649	-	-	43,649	9,330
Dividends paid to minority shareholders		-	-	-	-	-	-	-	-	(41,972)
Fair value gain on revaluation of land and buildings	14	-	-	3,670	-	-	-	-	3,670	1,574
Change in fair value of an available-for-sale investment		-	-	-	33,933	-	-	-	33,933	-
Revaluation reserve released on disposal		-	-	(81)	-	-	-	81	-	-
Profit for the year		-	-	-	-	-	-	515,749	515,749	37,526
Issue of shares	34	10,604	-	-	-	-	-	-	10,604	-
Share issue expenses	34	(21)	-	-	-	-	-	-	(21)	-
Disposal of a subsidiary	38	-	-	(5,652)	-	5	-	5,647	-	(2,766)
Disposal of an associate		-	-	-	-	(3,272)	(23)	3,295	-	-
Underaccrual of final 2006 dividend	12	-	-	-	-	-	-	(998)	(998)	-
Interim 2007 dividend	12	-	-	-	-	-	-	(37,609)	(37,609)	-
Proposed final 2007 dividend	12	-	-	-	-	-	-	(129,672)	(129,672)	-
Proposed special 2007 dividend	12	-	-	-	-	-	-	(105,941)	(105,941)	-
At 31 December 2007		384,521	115,551	18,991	33,933	34,375	6,797	1,122,111	1,716,279	148,924

NOTES TO FINANCIAL STATEMENTS

31 December 2007

36. RESERVES *(CONTINUED)*

Notes:

(i) Included in the exchange fluctuation reserve is an amount of HK$40,396,000 (2006: exchange gains of HK$28,191,000), representing the exchange gains arising on the translation of loans to overseas subsidiaries that are not repayable in the foreseeable future and, in the opinion of the directors, are part of the Company's net investments in the subsidiaries.

(ii) Pursuant to the relevant laws and regulations for Sino-foreign joint venture enterprises, a portion of the profits of the Group's subsidiaries and jointly-controlled entities in Mainland China has been transferred to non-distributable reserves, which are restricted as to use.

Company

	Notes	Share premium account HK$'000	Contributed surplus HK$'000	Retained profits HK$'000	Total HK$'000
At 1 January 2006		358,809	377,567	282,595	1,018,971
Issue of shares		15,145	–	–	15,145
Share issue expenses		(16)	–	–	(16)
Profit for the year	11	–	–	25,483	25,483
Underaccrual of final 2005 dividend	12	–	–	(1,063)	(1,063)
Interim 2006 dividend	12	–	–	(33,756)	(33,756)
Proposed final 2006 dividend	12	–	–	(129,115)	(129,115)
Proposed special 2006 dividend	12	–	–	(105,486)	(105,486)
At 31 December 2006		373,938	377,567	38,658	790,163

NOTES TO FINANCIAL STATEMENTS

31 December 2007

36. RESERVES *(CONTINUED)*

Company

	Notes	Share premium account HK$'000	Contributed surplus HK$'000	Retained profits HK$'000	Total HK$'000
At 31 December 2006 and at 1 January 2007		373,938	377,567	38,658	790,163
Issue of shares		10,604	-	-	10,604
Share issue expenses		(21)	-	-	(21)
Profit for the year	11	-	-	357,292	357,292
Underaccrual of final 2006 dividend	12	-	-	(998)	(998)
Interim 2007 dividend	12	-	-	(37,609)	(37,609)
Proposed final 2007 dividend	12	-	-	(129,672)	(129,672)
Proposed special 2007 dividend	12	-	-	(105,941)	(105,941)
At 31 December 2007		384,521	377,567	121,730	883,818

The Group's contributed surplus represents the difference between the nominal value of the share capital issued by the Company and the aggregate of the share capital and the share premium of the subsidiaries acquired pursuant to the Group reorganisation prior to the listing of the Company's shares in 1996.

The Company's contributed surplus represents the excess of the fair value of the shares of the subsidiaries acquired pursuant to the Group reorganisation, over the nominal value of the Company's shares issued in exchange therefor. Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus is distributable to shareholders under certain circumstances.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

37. BUSINESS COMBINATION

In the prior year, the Group had acquired a 100% interest in Goldpromise Limited from certain directors of the Company. Goldpromise Limited and its subsidiaries (collectively the "Goldpromise Group") engage in the retailing of jeans and other fashion goods in New Zealand. Further details of the transactions are included in note 43(b) to the financial statements. The purchase consideration for the acquisition was in the form of cash. HK$42,263,000 was paid at the completion date on 27 May 2006.

The fair values of the identifiable assets and liabilities of Goldpromise Limited as at the date of acquisition and the corresponding carrying amounts immediately before the acquisition were as follows:

		2006	
		Fair value recognised on acquisition	**Carrying amount**
	Notes	HK$'000	HK$'000
Property, plant and equipment	14	8,720	8,720
Deferred tax assets	33	703	703
Cash and bank balances		14,166	14,166
Inventories		12,248	12,248
Prepayments and other receivables		7,610	7,610
Tax recoverable		194	194
Trade payables		(274)	(274)
Accruals and other payables		(3,147)	(3,147)
Shareholders' loan		(36,569)	(36,569)
		3,651	3,651
Goodwill on acquisition	17	38,612	
Satisfied by cash		42,263	

NOTES TO FINANCIAL STATEMENTS

31 December 2007

37. BUSINESS COMBINATION *(CONTINUED)*

An analysis of the net outflow of cash and cash equivalents in respect of the acquisition of a subsidiary is as follows:

	2006 HK$'000
Cash consideration	(42,263)
Shareholders' loan	(36,569)
Cash and bank balances acquired	14,166
Net outflow of cash and cash equivalents in respect of the acquisition of a subsidiary	(64,666)

38. DISPOSAL OF A SUBSIDIARY

	Notes	**2007 HK$'000**	2006 HK$'000
Net assets disposed of:			
Property, plant and equipment	14	**13,960**	–
Inventories		**9,307**	–
Cash and bank balances		**2,667**	–
Trade receivables		**12,365**	–
Prepayments and other receivables		**699**	–
Trade payables		**(14,384)**	–
Accruals and other payables		**(10,012)**	–
Bank overdraft		**(5,383)**	–
Minority interests	36	**(2,766)**	–
		6,453	–
Gain on disposal of a subsidiary	5	**2,533**	–
		8,986	–
Satisfied by:			
Cash		**8,986**	–

NOTES TO FINANCIAL STATEMENTS

31 December 2007

38. DISPOSAL OF A SUBSIDIARY *(CONTINUED)*

An analysis of the net inflow of cash and cash equivalents in respect of the disposal of a subsidiary is as follows:

	2007 HK$'000	2006 HK$'000
Cash consideration	**8,986**	–
Cash and bank balances disposed of	**(2,667)**	–
Bank overdraft disposed of	**5,383**	–
Net inflow of cash and cash equivalents in respect of the disposal of a subsidiary	**11,702**	–

39. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Major non-cash transaction

During the year, the Group entered into finance lease arrangements in respect of property, plant and equipment with a total capital value at the inception of the leases of HK$855,000 (2006: HK$901,000).

(b) Disposal of an associate

The Group disposed of an investment in an associate during the year for a total consideration of HK$80,000,000 and shares in I.T. Limited amounting to HK$264,267,000. HK$63,500,000 of the cash consideration was apportioned for settlement of loan advanced to the associate while the remaining cash balance of HK$16,500,000 was apportioned for the disposal of shares in the associate.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

40. CONTINGENT LIABILITIES

(a) At the balance sheet date, contingent liabilities not provided for in the financial statements were as follows:

	Group		Company	
	2007	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000
Bank guarantees provided for facilities granted to subsidiaries	–	–	**721,547**	841,660
Extent of the guaranteed facilities utilised by subsidiaries	–	–	**9,925**	9,738

(b) One of the Company's wholly owned subsidiaries and two 50.4% owned subsidiaries (collectively "the Subsidiaries") were under investigation by the Hong Kong Inland Revenue Department (the "IRD") regarding previous years' tax computations and the Subsidiaries were requested by the IRD for additional taxes. During the year, the Subsidiaries were found by the District Court liable to pay the Commissioner of the IRD HK$115,111,000 (of which HK$60,414,000 is attributable to the equity holders of the Company), being a portion of the above additional taxes. The investigation and hence, the additional assessments by the IRD are under vigorous objection by the Subsidiaries and are not yet finalised.

Managements of the Subsidiaries believe that the previous years' tax computations were prepared on a proper basis and the Subsidiaries have reasonable grounds to defend against the additional tax assessments. Should the IRD's final assessments be finally held against the Subsidiaries and should the Subsidiaries be required to pay additional taxes, the directors of the Company, based on the currently available information, believe that the amount of additional taxes to be shared by the Group would not have any material adverse impact to the financial position of the Group. In the opinion of the directors of the Company, the Group has made an appropriate tax provision in the consolidated accounts.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

41. OPERATING LEASE ARRANGEMENTS

(a) As lessor

The Group leases its investment properties (note 15 to the financial statements) under operating lease arrangements, with leases negotiated for terms ranging from two to five years. The terms of the lease generally also require the tenants to pay security deposits.

At 31 December 2007, the Group had total future minimum lease receivables under non-cancellable operating leases with its tenants falling due as follows:

	Group	
	2007	2006
	HK$'000	HK$'000
Within one year	**4,483**	2,772
In the second to fifth years, inclusive	**11,447**	7,252
	15,930	10,024

(b) As lessee

The Group leases certain of its plant and machinery, retail stores and office properties under operating lease arrangements, with leases negotiated for terms ranging from three to six years.

At 31 December 2007, the Group had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	Group	
	2007	2006
	HK$'000	HK$'000
Within one year	**436,635**	386,981
In the second to fifth years, inclusive	**788,691**	713,256
After five years	**166,925**	213,430
	1,392,251	1,313,667

NOTES TO FINANCIAL STATEMENTS

31 December 2007

42. COMMITMENTS

In addition to the operating lease commitments detailed in note 41(b) above, the Group had the following capital commitments at the balance sheet date:

	Group	
	2007	2006
	HK$'000	HK$'000
Contracted, but not provided for:		
Construction in progress	**6,397**	10,946
Authorised, but not contracted for:		
Construction in progress	**5,712**	3,675
	12,109	14,621

At the balance sheet date, the Company had no significant commitments.

43. RELATED PARTY TRANSACTIONS

(a) In addition to the connected transactions disclosed in the report of the directors, which were also related party transactions, the Group had the following material transactions with related parties during the year:

		Group	
		2007	2006
	Notes	**HK$'000**	HK$'000
Purchases of raw materials from jointly-controlled entities	(i)	–	22
Processing charges paid to jointly-controlled entities	(ii)	**115,147**	106,600
Processing charge paid to an associate	(ii)	–	4,052
Sale of goods to associates	(iii)	**344**	188

NOTES TO FINANCIAL STATEMENTS

31 December 2007

43. RELATED PARTY TRANSACTIONS *(CONTINUED)*

Notes:

(i) The directors consider that purchases of raw materials were made according to terms and conditions comparable to those offered to other customers of the jointly-controlled entities.

(ii) The processing charges were calculated at the costs incurred by the jointly-controlled entities and associates plus a mark-up agreed between the parties.

(iii) The sales to the associates were made according to the published prices and conditions offered to the major customers of the Group.

(b) Other transactions with related parties:

In the prior year, the Group acquired subsidiaries, Goldpromise Group, from directors of the Company for HK$42,263,000, based on an internal valuation of the business performed by the Company. Further details of the transaction are included in note 37 to the financial statements.

(c) Outstanding balances with related parties:

(i) As disclosed in the consolidated balance sheet, the Group had outstanding receivables from its related companies of HK$1,567,000 (2006: HK$724,000), as at the balance sheet date. The receivables are unsecured, interest-free and have no fixed terms of repayment.

(ii) Details of the Group's loans to associates and amounts due from/to associates as at the balance sheet date are included in note 20 to the financial statements, and details of the Group's amounts due from/to its jointly-controlled entities are included in note 19 to the financial statements.

(iii) Details of the Group's long term loans from its minority shareholders are included in note 32 to the financial statements.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

43. RELATED PARTY TRANSACTIONS *(CONTINUED)*

(d) Compensation of key management personnel of the Group:

	2007	2006
	HK$'000	HK$'000
Short term employee benefits	**31,565**	34,905
Post-employment benefit	**699**	859
Total compensation paid to key management personnel	**32,264**	35,764

Further details of directors' emoluments are included in note 8 to the financial statements.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

44. FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amounts of each of the categories of financial instruments as at the balance sheet date are as follows:

Group – 2007

Financial assets

	Financial assets at fair value through profit or loss HK$'000	Loans and receivables HK$'000	Available-for-sale financial assets HK$'000	Total HK$'000
Due from jointly-controlled entities	–	793	–	793
Due from/loans to associates, net of impairment	–	8,144	–	8,144
Available-for-sale investment	–	–	298,200	298,200
Trade and bills receivables	–	437,372	–	437,372
Financial assets included in prepayments, deposits and other receivables	6,736	140,196	–	146,932
Due from related companies	–	1,567	–	1,567
Equity investments at fair value through profit or loss	81,475	–	–	81,475
Financial asset at fair value through profit or loss	24,511	–	–	24,511
Pledged deposits	–	4,337	–	4,337
Cash and cash equivalents	–	1,280,776	–	1,280,776
	112,722	1,873,185	298,200	2,284,107

Financial liabilities

	Financial liabilities at amortised cost HK$'000
Due to jointly-controlled entities	21,140
Due to associates	4,522
Trade and bills payables	556,302
Financial liabilities included in other payables and accruals	290,008
Interest-bearing bank and other borrowings	268,549
Long term loans from minority shareholders	9,400
	1,149,921

NOTES TO FINANCIAL STATEMENTS

31 December 2007

44. FINANCIAL INSTRUMENTS BY CATEGORY *(CONTINUED)*

Group – 2006

Financial assets

	Financial assets at fair value through profit or loss HK$'000	Loans and receivables HK$'000	Total HK$'000
Due from jointly-controlled entities	–	1,525	1,525
Due from/loans to associates, net of impairment	–	85,119	85,119
Trade and bills receivables	–	548,870	548,870
Financial assets included in prepayments, deposits and other receivables	5,321	153,758	159,079
Due from related companies	–	724	724
Equity investments at fair value through profit or loss	180,226	–	180,226
Pledged deposits	–	21,784	21,784
Cash and cash equivalents	–	1,024,926	1,024,926
	185,547	1,836,706	2,022,253

Financial liabilities

	Financial liabilities at amortised cost HK$'000
Due to jointly-controlled entities	19,568
Due to associates	3,000
Trade and bills payables	552,205
Financial liabilities included in other payables and accruals	318,941
Interest-bearing bank and other borrowings	330,271
Long term loans from minority shareholders	9,400
	1,233,385

NOTES TO FINANCIAL STATEMENTS

31 December 2007

44. FINANCIAL INSTRUMENTS BY CATEGORY *(CONTINUED)*

Company

Financial assets	Loans and receivables	
	2007	2006
	HK$'000	HK$'000
Due from a subsidiary	**570,643**	363,668
Financial assets included in prepayments, deposits and other receivables	**511**	816
Cash and cash equivalents	**276,662**	433,200
	847,816	797,684

Financial liabilities	Financial liabilities at amortised cost	
	2007	2006
	HK$'000	HK$'000
Financial liabilities included in other payables and accruals	**161**	151

45. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group is exposed to interest rate risk, foreign currency risk, credit risk, liquidity risk and equity price risk. The board reviews and agrees policies for managing each of these risks and they are summarised below.

Interest rate risk

The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's cash and cash equivalents and interest-bearing bank borrowings with a floating interest rate.

The Group's policy is to manage its interest cost using a mix of fixed and variable rate debts.

For floating-rate borrowings, assuming the amount of liability outstanding as at the balance sheet date was outstanding for the whole year, a 50 basis-point increase/ decrease in interest rates at 31 December 2007 and 2006 would have decreased/ increased the Group's profit before tax by HK$1,261,000 and HK$1,576,000, respectively. The sensitivity to interest rate used is considered reasonable, with all other variables held constant.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

45. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(CONTINUED)*

Interest rate risk *(continued)*

Cash at banks earns interest at floating rates based on daily bank deposit rates. A 50 basis-point increase/decrease in interest rates at 31 December 2007 and 2006 would have increased/decreased the Group's profit before tax by HK$2,842,000 and HK$2,363,000, respectively. The sensitivity to interest rate used is considered reasonable, with all other variables held constant.

Foreign currency risk

The Group manages its foreign currency risk with trading policies and close monitoring of adherence to such policies. The Group has transactional currency exposure arising from sales and purchases by operating units in currencies other than the units' functional currency, mostly in United States dollar. As Hong Kong dollars are pegged to United States dollars, the Group does not anticipate significant movement in the exchange rates. The Group monitors the foreign exchange rate risk on an onging basis, and the Group also enters into forward contracts to hedge the foreign currency risk.

Credit risk

The Group trades only with recognised and creditworthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and the Group's exposure to bad debts is not significant.

The credit risk of the Group's other financial assets, which comprise cash and cash equivalents, available-for-sale financial assets, amounts due from associates and jointly-controlled entities, other receivables and certain derivative instruments, arises from default of the counterparty, with a maximum exposure equal to the carrying amounts of these instruments.

Since the Group trades only with recognised and creditworthy third parties, there is no requirement for collateral. Concentrations of credit risk are managed by customer/counterparty, by geographical region and by industry sector. There are no significant concentrations of credit risk within the Group.

Further quantitative data in respect of the Group's exposure to credit risk arising from trade and bills receivables are disclosed in note 24 to the financial statements.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

45. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(CONTINUED)*

Liquidity risk

The Group monitors its risk to a shortage of funds using a recurring liquidity planning tool. This tool considers the maturity of both of its financial instruments and financial assets (for example, trade receivables) and projected cash flows from operations.

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans and finance leases. The Group's policy is to match the maturity of borrowings with expected cash inflow from the relevant assets acquired to ensure proper funding.

The maturity profile of the Group's financial liabilities as at the balance sheet date, based on the contracted undiscounted payments, was as follows:

Group

	2007				
	On demand HK$'000	Less than 12 months HK$'000	1 to 5 years HK$'000	Over 5 years HK$'000	Total HK$'000
Due to jointly-controlled entities	–	21,140	–	–	21,140
Due to associates	3,000	1,522	–	–	4,522
Finance lease payables	–	508	1,102	–	1,610
Interest-bearing bank and other borrowings	27,026	239,913	–	–	266,939
Trade and bills payables	–	556,302	–	–	556,302
Other payables	–	290,008	–	–	290,008
Long term loans from minority shareholders	–	–	–	9,400	9,400
	30,026	1,109,393	1,102	9,400	1,149,921

NOTES TO FINANCIAL STATEMENTS

31 December 2007

45. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(CONTINUED)*

Liquidity risk *(continued)*

Group

	2006				
	On demand HK$'000	Less than 12 months HK$'000	1 to 5 years HK$'000	Over 5 years HK$'000	Total HK$'000
Due to jointly-controlled entities	–	19,568	–	–	19,568
Due to associates	3,000	–	–	–	3,000
Finance lease payables	–	912	671	–	1,583
Interest-bearing bank and other borrowings	20,504	308,184	–	–	328,688
Trade and bills payables	–	552,205	–	–	552,205
Other payables	–	318,941	–	–	318,941
Long term loans from minority shareholders	–	–	–	9,400	9,400
	23,504	1,199,810	671	9,400	1,233,385

Company

	Less than 12 months	
	2007	2006
	HK$'000	HK$'000
Other payables	**161**	151

NOTES TO FINANCIAL STATEMENTS

31 December 2007

45. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(CONTINUED)*

Equity price risk

Equity price risk is the risk that the fair values of equity securities decrease as a result of changes in the levels of equity indices and the value of individual securities. The Group is exposed to equity price risk arising from individual equity investments classified as trading equity investments (note 26) and available-for-sale investment (note 21) as at 31 December 2007. The Group's listed investments are listed on the Hong Kong stock exchanges and are valued at quoted market prices at the balance sheet date.

The Hong Kong Hang Seng Index at the close of business of the nearest trading day in the year to the balance sheet date and its respective highest and lowest points during the year were as follows:

	31 December 2007	**High/low 2007**	31 December 2006	High/low 2006
Hong Kong – Hang Seng Index	**27,812**	**31,638/18,664**	19,964	20,001/14,944

The following table demonstrates the sensitivity to every 10% change in the fair values of the equity investments, with all other variables held constant and before any impact on tax, based on their carrying amounts at the balance sheet date. For the purpose of this analysis, for the available-for-sale equity investments the impact is deemed to be on the available-for-sale investment revaluation reserve and no account is given for factors such as impairment which might impact on the income statement.

	Carrying amount of equity investments HK$'000	**Increase/ decrease in profit before tax** HK$'000	**Increase/ decrease in equity** HK$'000
2007			
Investments listed in:			
Hong Kong			
– Available-for-sale	298,200	–	29,820
– At fair value through profit or loss	81,475	8,148	8,148
2006			
Investments listed in:			
Hong Kong			
– At fair value through profit or loss	180,226	18,023	18,023

NOTES TO FINANCIAL STATEMENTS

31 December 2007

45. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(CONTINUED)*

Capital management

The primary objective of the Group's capital management is to safeguard the Group's ability to continue as a going concern and to maintain a healthy capital ratio in order to support its business and to enhance shareholder value.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions and business strategies. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, raise and repay debts or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes during the years ended 31 December 2007 and 31 December 2006.

The Group monitors capital using a gearing ratio, which is total borrowings to total shareholders' equity. Total borrowings include interest-bearing bank and other borrowings and long term loans from minority shareholders. Total shareholders' equity comprises all components of equity attributable to the equity holders of the Company. The Group's policy is to maintain the gearing ratio at a reasonable level. The gearing ratios as at the balance sheet dates were as follows:

Group

	2007	2006
	HK$'000	HK$'000
Interest-bearing bank and other borrowings (note 30)	**268,549**	330,271
Long term loans from minority shareholders	**9,400**	9,400
Total borrowings	**277,949**	339,671
Total shareholders' equity	**2,057,833**	1,723,002
Gearing ratio	**13.5%**	19.7%

NOTES TO FINANCIAL STATEMENTS

31 December 2007

46. PARTICULARS OF PRINCIPAL SUBSIDIARIES

The table below lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

Particulars of the principal subsidiaries are as follows:

Name	Place of incorporation or registration/ operations	Nominal value of issued ordinary share or registered capital	Percentage of equity attributable to the Group 2007	2006	Principal activities
Glorious Sun Enterprises (BVI) Limited*	British Virgin Islands/ Hong Kong	US$200	**100**	100	Investment holding
Jeanswest (BVI) Limited	British Virgin Islands/ Hong Kong	US$1	**100**	100	Investment holding
Jeanswest International (L) Limited	Malaysia/ Hong Kong	US$1	**100**	100	Investment holding
Glorious Sun Licensing (L) Limited	Malaysia/ Hong Kong	US$1	**100**	100	Holding of trademarks
Jeanswest Investments (Australia) Pty. Ltd.	Australia	A$12,002,202	**100**	100	Investment holding

NOTES TO FINANCIAL STATEMENTS

31 December 2007

46. PARTICULARS OF PRINCIPAL SUBSIDIARIES *(CONTINUED)*

Name	Place of incorporation or registration/ operations	Nominal value of issued ordinary share or registered capital	Percentage of equity attributable to the Group 2007	2006	Principal activities
Jeanswest Wholesale Pty. Ltd.	Australia	A$2	**100**	100	Trading of apparel
Jeanswest Corporation Pty. Ltd.	Australia	A$11,000,000 Ordinary A$1,000,000 A class shares	**100**	100	Retail of apparel in Australia
Goldpromise Limited	British Virgin Islands/ Hong Kong	US$2 Ordinary	**100**	100	Investment holding
Jeanswest Corporation (New Zealand) Limited	New Zealand	NZ$1,191,264 Ordinary	**100**	100	Retail of apparel in New Zealand
Jeanswest International (H.K.) Limited	Hong Kong/ Mainland China	HK$10,000,000 Ordinary	**100**	100	Retail of apparel in Mainland China

NOTES TO FINANCIAL STATEMENTS

31 December 2007

46. PARTICULARS OF PRINCIPAL SUBSIDIARIES *(CONTINUED)*

Name	Place of incorporation or registration/ operations	Nominal value of issued ordinary share or registered capital	Percentage of equity attributable to the Group 2007	2006	Principal activities
Advancetex Investment Limited	Hong Kong/ Mainland China	HK$10,000,000 Ordinary	**100**	100	Retail of apparel in Mainland China
Glorious Sun Industries (BVI) Limited	British Virgin Islands/ Hong Kong	US$1	**100**	100	Investment holding
The Glorious Sun Fashion Garment Manufactory (H.K.) Limited	Hong Kong	HK$2,600,000 Ordinary	**100**	100	Trading of apparel
Pacific Potential Trading Company Limited	Hong Kong	HK$200,000 Ordinary	**100**	100	Provision of agency services
Advancetex International Trading (HK) Company Limited	Hong Kong	HK$6,000,000 Ordinary	**100**	100	Trading and production of apparel

NOTES TO FINANCIAL STATEMENTS

31 December 2007

46. PARTICULARS OF PRINCIPAL SUBSIDIARIES *(CONTINUED)*

Name	Place of incorporation or registration/ operations	Nominal value of issued ordinary share or registered capital	Percentage of equity attributable to the Group		Principal activities
			2007	2006	
Gold Treasure Investment Limited	Hong Kong	HK$2 Ordinary	**100**	100	Provision of production management services
Advancetex Fashion Garment Mfy. (Hui Zhou) Limited**	Mainland China	US$8,128,000 paid up to US$6,128,000	**100**	100	Manufacturing of apparel
真維斯服飾(中國)有限公司**	Mainland China	US$7,000,000	**100**	100	Manufacturing and trading of apparel
Glorious Sunshine Textiles Company Limited	Hong Kong	HK$10,000,000 Ordinary	**100**	100	Import and distribution of textile products
Sparrow Apparels Limited#	Bangladesh	Tk10,000,000 Ordinary	**–**	70	Manufacturing of apparel
Gennon Industries Limited	Hong Kong	HK$10,000 Ordinary	**100**	100	Investment holding

NOTES TO FINANCIAL STATEMENTS

31 December 2007

46. PARTICULARS OF PRINCIPAL SUBSIDIARIES *(CONTINUED)*

Name	Place of incorporation or registration/ operations	Nominal value of issued ordinary share or registered capital	Percentage of equity attributable to the Group 2007	2006	Principal activities
大進貿易(惠州)有限公司**	Mainland China	HK$500,000	**100**	100	Trading of apparel
Chapman International Macao Commercial Offshore Limited	Macau	MOP100,000	**50.4**	50.4	Trading of apparel
Main Pui Investments Limited	Hong Kong	HK$1,460,000 Ordinary	**50.4**	50.4	Property holding and provision of management services
Shamoli Garments Limited*	Bangladesh	Tk10,000,000 Ordinary	**35.3##**	35.3	Manufacturing of apparel
Gennon (Cambodia) Garment Manufacturing Ltd.*	Cambodia	US$500,000 Ordinary	**50.4**	50.4	Manufacturing of apparel
惠州新安制衣廠有限公司***	Mainland China	HK$5,000,000	**48.4##**	48.4	Manufacturing of apparel
Dongguan Ming Hoi Dyeing & Finishing Factory Co., Ltd.**	Mainland China	HK$195,230,000 paid up to HK$192,014,320	**50.4**	50.4	Provision of dyeing and knitting services

NOTES TO FINANCIAL STATEMENTS

31 December 2007

46. PARTICULARS OF PRINCIPAL SUBSIDIARIES *(CONTINUED)*

Name	Place of incorporation or registration/ operations	Nominal value of issued ordinary share or registered capital	Percentage of equity attributable to the Group 2007	2006	Principal activities
Rays The Glorious Investment (BVI) Limited	British Virgin Islands/ Hong Kong	US$1	**100**	100	Investment holding
Full Yuen Investments Limited	Hong Kong	HK$2 Ordinary	**100**	100	Investment holding
Shijiazhuang Changhong Building Decoration Engineering Co., Ltd.***	Mainland China	US$2,100,000	**65**	65	Provision of interior decoration and renovation services
Taizhou Famebish Apparel Co. Ltd.***	Mainland China	US$100,000	**60**	60	Manufacturing of apparel

* *Directly held by the Company.*

** *Registered as wholly-foreign-owned enterprises under the PRC law.*

*** *Registered as Sino-foreign equity joint ventures under the PRC law.*

\# *Not audited by Ernst & Young Hong Kong or other member firm of Ernst & Young global network.*

\## *Subsidiaries of a non-wholly-owned subsidiary of the Company and, accordingly, are accounted for as subsidiaries by virtue of the Company's control over them.*

NOTES TO FINANCIAL STATEMENTS

31 December 2007

46. PARTICULARS OF PRINCIPAL SUBSIDIARIES *(CONTINUED)*

In the prior year, the Group acquired Goldpromise Group from directors of the Company. Further details of this acquisition are included in notes 37 and 43(b) to the financial statements.

47. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 17 April 2008.

FINANCIAL SUMMARY

A summary of the published results of the Group for the last five financial years, as extracted from the audited financial statements and reclassified as appropriate, is set out below.

	2007 HK$'000	2006 HK$'000	2005 HK$'000	2004 HK$'000	2003 HK$'000
REVENUE	**4,783,880**	4,397,359	3,802,398	3,583,751	3,310,309
Operating profit (after finance costs)	**629,402**	362,294	325,872	341,111	318,315
Share of profits and losses of jointly-controlled entities and associates	**8,987**	28,950	45,059	21,828	33,524
Profit before tax	**638,389**	391,244	370,931	362,939	351,839
Tax	**(85,114)**	(77,586)	(79,446)	(90,196)	(94,548)
Profit for the year	**553,275**	313,658	291,485	272,743	257,291
Attributable to:					
Ordinary equity holders of the Company	**515,749**	271,582	242,809	219,193	164,843
Minority interests	**37,526**	42,076	48,676	53,550	92,448
	553,275	313,658	291,485	272,743	257,291

FINANCIAL SUMMARY

A summary of the published assets, liabilities and minority interests of the Group for the last five financial years, as extracted from the audited financial statements and reclassified as appropriate, is set out below.

	2007 HK$'000	2006 HK$'000	2005 HK$'000	2004 HK$'000	2003 HK$'000
Property, plant and equipment	**777,291**	737,086	622,163	497,356	492,132
Investment properties	**40,367**	21,433	2,500	1,900	1,650
Prepaid land lease payments	**17,863**	17,510	17,209	17,618	18,027
Goodwill	**38,612**	38,612	–	–	–
Interests in jointly-controlled entities and associates	**146,204**	227,209	235,674	186,247	129,377
Available-for-sale investment	**298,200**	–	–	–	–
Financial asset at fair value through profit or loss	**24,511**	–	–	–	–
Permanent quota	–	–	–	–	1,165
Deferred tax assets	**18,434**	16,966	14,525	11,887	–
Current assets	**2,748,812**	2,653,179	2,519,866	2,313,783	2,232,687
TOTAL ASSETS	**4,110,294**	3,711,995	3,411,937	3,028,791	2,875,038
Current liabilities	**1,892,661**	1,833,421	1,583,294	1,373,906	1,283,908
Interest-bearing bank and other borrowings (non-current portion)	**1,102**	671	6,004	25,061	53,722
Long term loans from minority shareholders	**9,400**	9,400	9,400	9,400	9,400
Deferred tax liabilities	**374**	269	411	1,057	1,750
TOTAL LIABILITIES	**1,903,537**	1,843,761	1,599,109	1,409,424	1,348,780
NET ASSETS	**2,206,757**	1,868,234	1,812,828	1,619,367	1,526,258
MINORITY INTERESTS	**148,924**	145,232	149,690	149,114	183,859




JEANSWEST
眞維斯

財政概要

下列為本集團最近五個財務年度的已公佈資產、負債及少數股東權益概要。摘錄自已公佈之經審核財務報表。

	二零零七年 港幣千元	二零零六年 港幣千元	二零零五年 港幣千元	二零零四年 港幣千元	二零零三年 港幣千元
物業、廠房及設備	**777,291**	737,086	622,163	497,356	492,132
投資物業	**40,367**	21,433	2,500	1,900	1,650
土地租賃預付款	**17,863**	17,510	17,209	17,618	18,027
商譽	**38,612**	38,612	–	–	–
應佔共同控制公司及聯營公司權益	**146,204**	227,209	235,674	186,247	129,377
可供出售投資	**298,200**	–	–	–	–
以公平價值計入損益的財務資產	**24,511**	–	–	–	–
永久配額	**–**	–	–	–	1,165
遞延税項資產	**18,434**	16,966	14,525	11,887	–
流動資產	**2,748,812**	2,653,179	2,519,866	2,313,783	2,232,687
總資產	**4,110,294**	3,711,995	3,411,937	3,028,791	2,875,038
流動負債	**1,892,661**	1,833,421	1,583,294	1,373,906	1,283,908
計息銀行及其他貸款(非流動部份)	**1,102**	671	6,004	25,061	53,722
少數股東長期貸款	**9,400**	9,400	9,400	9,400	9,400
遞延税項負債	**374**	269	411	1,057	1,750
總負債	**1,903,537**	1,843,761	1,599,109	1,409,424	1,348,780
淨資產	**2,206,757**	1,868,234	1,812,828	1,619,367	1,526,258
少數股東權益	**148,924**	145,232	149,690	149,114	183,859

財政概要

下列為本集團最近五個財務年度摘錄自經審核財務報表之業績概要。

	二零零七年 港幣千元	二零零六年 港幣千元	二零零五年 港幣千元	二零零四年 港幣千元	二零零三年 港幣千元
收入	**4,783,880**	4,397,359	3,802,398	3,583,751	3,310,309
經營溢利(扣除融資成本)	**629,402**	362,294	325,872	341,111	318,315
應佔共同控制公司及聯營公司之溢利及虧損	**8,987**	28,950	45,059	21,828	33,524
除税前溢利	**638,389**	391,244	370,931	362,939	351,839
税項	**(85,114)**	(77,586)	(79,446)	(90,196)	(94,548)
本年溢利	**553,275**	313,658	291,485	272,743	257,291
屬於：					
本公司股權持有人	**515,749**	271,582	242,809	219,193	164,843
少數股東權益	**37,526**	42,076	48,676	53,550	92,448
	553,275	313,658	291,485	272,743	257,291

財務報表附註

二零零七年十二月三十一日

46. 主要附屬公司詳情(續)

上年度，本集團向本公司董事購入Goldpromise 集團，購入詳情已列於本財務報表附註37及43(b)。

47. 財務報表之通過

本年度財務報表已於二零零八年四月十七日由董事會通過。

財務報表附註

二零零七年十二月三十一日

46. 主要附屬公司詳情（續）

公司名稱	註冊成立或登記／營運地點	已發行普通股／註冊股本面值	本集團應佔權益百分比 二零零七年	二零零六年	主要業務
Rays The Glorious Investment(BVI) Limited	英屬處女島／香港	1美元	**100**	100	投資控股
豐源投資有限公司	香港	2港元普通股	**100**	100	投資控股
石家莊常宏建築裝飾工程有限公司***	中國內地	2,100,000美元	**65**	65	室內裝修及翻新服務
泰州詩柏服飾有限公司***	中國內地	100,000美元	**60**	60	製造成衣

* *直接由本公司持有。*

** *按中國法律登記為中外獨資企業之附屬公司。*

*** *按中國法律登記為中外合資企業之附屬公司。*

\# *不經由安永會計師事務所或其他安永國際成員公司審核。*

\## *此為本公司非全資附屬公司持有之附屬公司，因本公司對於非全資附屬公司擁有控制權，該等公司亦被視為附屬公司。*

財務報表附註

二零零七年十二月三十一日

46. 主要附屬公司詳情(續)

公司名稱	註冊成立或登記/營運地點	已發行普通股/註冊股本面值	本集團應佔權益百分比 二零零七年	本集團應佔權益百分比 二零零六年	主要業務
大進貿易(惠州)有限公司**	中國內地	500,000港元普通股	**100**	100	買賣成衣
Chapman International Macao Commercial Offshore Limited	澳門	100,000葡幣普通股	**50.4**	50.4	買賣成衣
萬倍投資有限公司	香港	1,460,000港元普通股	**50.4**	50.4	持有物業及提供管理服務
Shamoli Garments Limited#	孟加拉	10,000,000塔卡普通股	**35.3##**	35.3	製造成衣
Gennon(Cambodia) Garment Manufacturing Ltd. #	柬埔寨	500,000美元普通股	**50.4**	50.4	製造成衣
惠州新安制衣廠有限公司***	中國內地	5,000,000港元	**48.4##**	48.4	製造成衣
東莞明海織染廠有限公司**	中國內地	195,230,000港元已繳付192,014,320港元	**50.4**	50.4	提供漂染及針織服務

財務報表附註

二零零七年十二月三十一日

46. 主要附屬公司詳情(*續*)

公司名稱	註冊成立或登記／營運地點	已發行普通股／註冊股本面值	本集團應佔權益百分比 二零零七年	二零零六年	主要業務
建裕投資有限公司	香港	2港元普通股	**100**	100	提供生產管理服務
大進製衣廠(惠州)有限公司**	中國內地	8,128,000美元已繳付6,128,000美元	**100**	100	製造成衣
真維斯服飾(中國)有限公司**	中國內地	7,000,000美元	**100**	100	生產及買賣成衣
明燈紡織有限公司	香港	10,000,000港元普通股	**100**	100	進口及分銷紡織品
Sparrow Apparels Limited#	孟加拉	10,000,000塔卡普通股	**–**	70	製造成衣
鎮安工貿有限公司	香港	10,000港元普通股	**100**	100	投資控股

財務報表附註

二零零七年十二月三十一日

46. 主要附屬公司詳情(續)

公司名稱	註冊成立或登記/營運地點	已發行普通股/註冊股本面值	本集團應佔權益百分比 二零零七年	本集團應佔權益百分比 二零零六年	主要業務
大進投資有限公司	香港/中國內地	10,000,000港元普通股	**100**	100	在中國內地零售便服
Glorious Sun Industries (BVI) Limited	英屬處女島/香港	1美元	**100**	100	投資控股
旭日製衣廠(香港)有限公司	香港	2,600,000港元普通股	**100**	100	買賣成衣
力佳實業有限公司	香港	200,000港元普通股	**100**	100	提供代理服務
大進國際貿易(香港)有限公司	香港	6,000,000港元普通股	**100**	100	買賣及生產成衣

財務報表附註

二零零七年十二月三十一日

46. 主要附屬公司詳情（續）

公司名稱	註冊成立或登記／營運地點	已發行普通股／註冊股本面值	本集團應佔權益百分比 二零零七年	二零零六年	主要業務
Jeanswest Wholesale Pty. Ltd.	澳洲	2澳元	**100**	100	買賣成衣
Jeanswest Corporation Pty. Ltd.	澳洲	11,000,000澳元普通股 1,000,000澳元「A」股份	**100**	100	在澳洲零售便服
Goldpromise Limited	英屬處女島／香港	2美元普通股	**100**	100	投資控股
Jeanswest Corporation (New Zealand) Limited	紐西蘭	1,191,264紐西蘭元普通股	**100**	100	在紐西蘭零售便服
真維斯國際(香港)有限公司	香港／中國內地	10,000,000港元普通股	**100**	100	在中國內地零售便服

財務報表附註

二零零七年十二月三十一日

46. 主要附屬公司詳情

以下為董事認為對本集團業績構成主要影響或組成本集團淨資產主要部份之附屬公司。董事認為詳列其他附屬公司會令篇幅過於冗長。

主要附屬公司之詳情如下：

公司名稱	註冊成立或登記／營運地點	已發行普通股／註冊股本面值	本集團應佔權益百分比 二零零七年	二零零六年	主要業務
Glorious Sun Enterprises (BVI) Limited*	英屬處女島／香港	200美元	**100**	100	投資控股
Jeanswest(BVI) Limited	英屬處女島／香港	1美元	**100**	100	投資控股
Jeanswest International (L) Limited	馬來西亞／香港	1美元	**100**	100	投資控股
Glorious Sun Licensing (L) Limited	馬來西亞／香港	1美元	**100**	100	持有商標
Jeanswest Investments (Australia) Pty. Ltd.	澳洲	12,002,202澳元	**100**	100	投資控股

財務報表附註

二零零七年十二月三十一日

45. 財務風險管理目標及政策（續）

資本管理

本集團資本管理之主要目的是為了確保集團能繼續經營及保持健康之資本比率以支持其業務及盡量提高股東價值。

本集團管理資本結構，並根據經濟狀況及業務政策的轉變作出調整。本公司可以通過調整對股東派發之股息、向股東發還資本或發行新股以保持或調整資本結構。本集團概無任何外部施加之資本需求。於截至二零零七年十二月三十一日及二零零六年十二月三十一日止年度，並無目標、政策或方法作出變動。

本集團採用資本負債比率監管資金，資本負債比率為總借款除以總股東權益。總借款包括計息銀行貸款、其他貸款及少數股東長期貸款，總股東權益包括本公司股權持有人應佔權益涉及的所有項目。本集團的政策為維持負債比率於合理水平。結算日之資本負債比率如下：

本集團

	二零零七年 港幣千元	二零零六年 港幣千元
計息銀行及其他借款（附註30）	**268,549**	330,271
少數股東長期貸款	**9,400**	9,400
總借款	**277,949**	339,671
總股東權益	**2,057,833**	1,723,002
借貸比率	**13.5%**	19.7%

財務報表附註

二零零七年十二月三十一日

45. 財務風險管理目標及政策(*續*)

股票價格風險

股票價格風險即股本證券公平價值因股權指數水平及個別證券價格的變動而降低的風險。於二零零七年十二月三十一日，本集團面對因個別被列為交易股權投資(附註21)及可供出售股權投資(附註26)所產生的股票價格風險。本集團之股票投資主要在香港聯交所上市而其價值相等於在結算日的市值。

以下的股票市場指數在最近的成交結束日至結算日之相對最高位和最低位如下：

	二零零七年 十二月三十一日	高／低	二零零六年 十二月三十一日	高／低
香港－恒生指數	**27,812**	**31,638／18,664**	19,964	20,001／14,944

下表顯示股本投資的波幅及股票價格每10%變動(而其他數保持不變，亦未計入任何稅務影響)的敏感度，乃按結算日時的賬面值計算。此分析目的在於對可供出售之股權投資及其對可供出售之資產重估儲備因沒有減值而對損益表的影響。

	股票投資 賬面金額 千港元	增加／減少 稅前溢利 千港元	增加／減少 權益 千港元
二零零七年			
上市投資：			
香港			
–可供出售	298,200	–	29,820
–以公平價值計入損益	81,475	8,148	8,148
二零零六年			
上市投資：			
香港			
–以公平價值計入損益	180,226	18,023	18,023

財務報表附註

二零零七年十二月三十一日

45. 財務風險管理目標及政策*(續)*

變現能力風險*(續)*

本集團

	二零零六年				
	按需要 港幣千元	少於十二個月 港幣千元	一至五年 港幣千元	超過五年 港幣千元	總計 港幣千元
欠共同控制公司款項	–	19,568	–	–	19,568
欠聯營公司款項	3,000	–	–	–	3,000
融資租賃應付款	–	912	671	–	1,583
計息銀行貸款及其他借款	20,504	308,184	–	–	328,688
應付賬款及票據	–	552,205	–	–	552,205
其他應付款	–	318,941	–	–	318,941
少數股東長期貸款	–	–	–	9,400	9,400
	23,504	1,199,810	671	9,400	1,233,385

本公司

	少於十二個月	
	二零零七年 港幣千元	二零零六年 港幣千元
其他應付賬款	**161**	151

財務報表附註

二零零七年十二月三十一日

45. 財務風險管理目標及政策(續)

變現能力風險

本集團採用經常性流動資金計劃工具監控資金短缺的風險。該工具考慮到財務工具與財務資產(如應收貿易賬款)之到期日以及來自營運業務之預期營運現金流量。

本集團的目標是通過銀行貸款及融資租賃來維持資金的連續性及彈性間的平衡。集團的政策是僅可能對於借貸的到期日與相關資產的預期現金淨流入進行配比,以籌措正確的資金。

下表概述本集團根據合約性未貼現款項於結算日的財務負債到期日:

本集團

	二零零七年				
	按需要 港幣千元	少於十二個月 港幣千元	一至五年 港幣千元	超過五年 港幣千元	總計 港幣千元
欠共同控制公司款項	–	21,140	–	–	21,140
欠聯營公司款項	3,000	1,522	–	–	4,522
融資租賃應付款	–	508	1,102	–	1,610
計息銀行貸款及其他借款	27,026	239,913	–	–	266,939
應付賬款及票據	–	556,302	–	–	556,302
其他應付款	–	290,008	–	–	290,008
少數股東長期貸款	–	–	–	9,400	9,400
	30,026	1,109,393	1,102	9,400	1,149,921

財務報表附註

二零零七年十二月三十一日

45. 財務風險管理目標及政策(續)

利率風險(續)

現金及銀行存款按銀行每日存款利率賺取利息。如利率增加／減少50基點，將令本集團二零零七年及二零零六年的除税前溢利分別增加／減少2,842,000港元及2,363,000港元。倘若其他變數維持不變，所採用之利率敏感度視為合理。

外匯風險

本集團按既定的外匯風險管理政策進行外匯交易。本集團的交易貨幣風險是由於營運單位使用功能貨幣以外的貨幣進行銷售及購貨，大部分為美元。因港元與美元聯繫，本集團預期並沒有顯著的匯率變動。本集團通過持續監察外匯風險及遠期合約對沖外幣風險。

信貸風險

本集團祇與認可及信用可靠的第三者交易。本集團的政策是會向顧客進行信貸核實程序，另外，應收賬款是會被不斷監察，而本集團的壞賬情況並不顯著。

本集團的其他財務資產，包括現金及現金等額、可供出售之財務資產、聯營公司欠款、共同控制公司欠款、其他應收賬款及部份衍生工具的信貸風險則源自對方的違約產生，最大的損失會是該工具的賬面金額。

由於本集團祇與認可及作用可靠的第三者交易，並沒有涉及抵押品的要求。集中信貸風險包括客戶、地區及行業分部。本集團沒有任何集中信貸風險。

更多關於應收賬款及票據的信貸風險資料已在財務報表附註24中反映。

財務報表附註

二零零七年十二月三十一日

44. 財務工具分類(續)

本公司

財務資產

	貸款及應收賬款	
	二零零七年 港幣千元	二零零六年 港幣千元
附屬公司欠款	**570,643**	363,668
包含於預付款、按金及其他應收款之財務資產	**511**	816
現金及現金等額	**276,662**	433,200
	847,816	797,684

財務負債

	按攤銷成本入賬的財務負債	
	二零零七年 港幣千元	二零零六年 港幣千元
包含於其他應付賬款及應付費用的財務負債	**161**	151

45. 財務風險管理目標及政策

本集團所涉及的風險包括利率風險、外匯風險、信貸風險，變現能力風險及股票價格風險。董事局已檢討並同意下述的風險管理政策。

利率風險

本集團所承受之市場利率變動風險主要與本集團之浮動利率現金及現金等額及銀行借貸有關。

本集團之政策為使用固定及變動混合利率償務管理其利息成本。

假設全年未償還負債與結算日相同，利率增加／減少50基點，透過對浮動利率借貸之影響，將令本集團二零零七年及二零零六年除稅前溢利分別增加／減少1,261,000港元及1,576,000港元。倘若其他變數維持不變，所採用之利率敏感度視為合理。

財務報表附註

二零零七年十二月三十一日

44. 財務工具分類*(續)*

本集團 – 二零零六年

財務資產

	以公平價值計入損益的財務資產 港幣千元	貸款及應收款項 港幣千元	總計 港幣千元
共同控制公司欠款	–	1,525	1,525
聯營公司欠款／聯營公司貸款(扣除減值)	–	85,119	85,119
應收賬款及票據	–	548,870	548,870
包含於預付款、按金及其他應收款項的財務資產	5,321	153,758	159,079
關連公司欠款	–	724	724
以公平價值計入損益的股本投資	180,226	–	180,226
已抵押存款	–	21,784	21,784
現金及現金等額	–	1,024,926	1,024,926
	185,547	1,836,706	2,022,253

財務負債

	按攤銷成本入賬的財務負債 港幣千元
欠共同控制公司款項	19,568
欠聯營公司款項	3,000
應付賬款及票據	552,205
包含於其他應付賬款及應付費用的財務負債	318,941
計息銀行貸款及其他借貸	330,271
少數股東長期貸款	9,400
	1,233,385

財務報表附註

二零零七年十二月三十一日

44. 財務工具分類

各類融資工具於結算日之賬面值如下：

本集團 – 二零零七年

財務資產

	以公平價值計入損益的財務資產 港幣千元	貸款及應收款項 港幣千元	可供出售之投資 港幣千元	總計 港幣千元
共同控制公司欠款	–	793	–	793
聯營公司欠款／聯營公司貸款（扣除減值）	–	8,144	–	8,144
可供出售投資	–	–	298,200	298,200
應收賬款及票據	–	437,372	–	437,372
包含於預付款、按金及其他應收款項的財務資產	6,736	140,196	–	146,932
關連公司欠款	–	1,567	–	1,567
以公平價值計入損益的股本投資	81,475	–	–	81,475
以公平價值計入損益的財務資產	24,511	–	–	24,511
已抵押存款	–	4,337	–	4,337
現金及現金等額	–	1,280,776	–	1,280,776
	112,722	1,873,185	298,200	2,284,107

財務負債

	按攤銷成本入賬的財務負債 港幣千元
欠共同控制公司款項	21,140
欠聯營公司款項	4,522
應付賬款及票據	556,302
包含於其他應付賬款及應付費用的財務負債	290,008
計息銀行貸款及其他借貸	268,549
少數股東長期貸款	9,400
	1,149,921

財務報表附註

二零零七年十二月三十一日

43. 關連人士交易（續）

(d) 本集團核心管理人員的補償金：

	二零零七年 港幣千元	二零零六年 港幣千元
短期員工福利	**31,565**	34,905
退休福利	**699**	859
核心管理人員總補償金	**32,264**	35,764

董事酬金已詳列於本財務報表附註8內。

財務報表附註

二零零七年十二月三十一日

43. 關連人士交易(續)

附註：

(i) 董事認為採購乃根據與該共同控制公司給予其他顧客相若之條款及條件進行。

(ii) 加工費以共同控制公司及聯營公司發生的成本加標價計算。

(iii) 銷售乃根據與本集團給予主要顧客之價格及條款進行。

(b) 關聯人士其他交易：

上年度，本集團向本公司董事購入附屬公司Goldpromise 集團，按公司業務運作作內部評估，訂價42,263,000港元。交易詳情已列於本財務報表附註37。

(c) 關聯人士結欠餘額：

(i) 如合併資產負債表所披露，於結算日，本集團有關連欠款1,567,000港元(二零零六年：724,000港元)，該應收款為無抵押，免息及沒有固定還款期。

(ii) 於結算日，本集團貸款予聯營公司、聯營公司欠款及欠聯營公司款項已詳列於本財務報表附註20，而共同控制公司欠款及欠共同控制公司款項已詳列於本財務報表附註19。

(iii) 本集團之少數股東長期貸款已詳列於本財務報表附註32。

財務報表附註

二零零七年十二月三十一日

42. 承擔

除上述附註41(b)列出之經營業務承擔外，本集團於結算日有以下資本承擔：

	本集團 二零零七年 港幣千元	本集團 二零零六年 港幣千元
已簽約但未計準備：		
在建工程	**6,397**	10,946
已批准但未簽約：		
在建工程	**5,712**	3,675
	12,109	14,621

於結算日，本公司並無重大承擔。

43. 關連人士交易

(a) 除於董事局報告披露有關連交易外，本集團亦於本年內與關連人士有以下重大交易：

	附註	本集團 二零零七年 港幣千元	本集團 二零零六年 港幣千元
從共同控制公司購入的原材料	(i)	**–**	22
付予共同控制公司的加工費	(ii)	**115,147**	106,600
付予聯營公司的加工費	(ii)	**–**	4,052
銷售予聯營公司的貨品	(iii)	**344**	188

財務報表附註

二零零七年十二月三十一日

41. 經營租約協議

(a) 作為出租人

本集團以經營租約形式出租其投資物業(見財務報表附註15)，議定年期為二至五年。租約條款一般要求承租人提交保證金。

於二零零七年十二月三十一日，本集團根據不可撤銷經營租約而將來應收租客之最低租約付款如下：

	本集團	
	二零零七年 港幣千元	二零零六年 港幣千元
一年內	**4,483**	2,772
第二年至第五年(包括首尾兩年)	**11,447**	7,252
	15,930	10,024

(b) 作為承租人

本集團以經營租約形式承租若干機械，零售店舖及辦公物業。租約之議定年期由三年至六年。

於二零零七年十二月三十一日，本集團根據不可撤經營租約而須於未來支付之最低租約付款如下：

	本集團	
	二零零七年 港幣千元	二零零六年 港幣千元
一年內	**436,635**	386,981
第二年至第五年(包括首尾兩年)	**788,691**	713,256
五年後	**166,925**	213,430
	1,392,251	1,313,667

財務報表附註

二零零七年十二月三十一日

40. 或有負債

(a) 於結算日起，未有在財務報表內撥備之或有負債如下：

	本集團		本公司	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
為附屬公司之 銀行融資額提供擔保	–	–	**721,547**	841,660
附屬公司已使用 以上銀行融資額	–	–	**9,925**	9,738

(b) 本公司的其中一間全資附屬公司及兩間50.4%的非全資附屬公司(合稱「該等附屬公司」)被香港稅務局(「稅局」)調查往年之利得稅計算及被稅局要求繳交附加稅。於本年該等附屬公司被地方法院裁定須先付部份附加稅予稅局局長共115,111,000港元(其中本公司股東應佔60,414,000港元)。對於這些稅局調查及其引致的附加稅，該等附屬公司正在強烈反對，該等評稅仍未最後定案。

該等附屬公司的管理層相信往年之利得稅計算是基於恰當的基礎而編製。該等附屬公司有合理之答辯理由。假若稅局的最後評稅不利於該等附屬公司而須繳納附加稅，本公司董事基於現有之資料相信本集團應承擔的附加稅額不會對集團的財務狀況有重大的不良影響。本公司董事認為本集團已於合併賬內作出了適度之準備。

財務報表附註

二零零七年十二月三十一日

38. 出售附屬公司*(續)*

出售附屬公司現金及現金等額流入淨額分析如下：

	二零零七年 港幣千元	二零零六年 港幣千元
現金代價	**8,986**	–
出售之現金及銀行存款	**(2,667)**	–
出售之銀行透支	**5,383**	–
出售附屬公司之現金及現金等額流入淨額	**11,702**	–

39. 合併現金流量表附註

(a) 重大非現金交易

年內本集團訂立的物業、廠房及設備融資租賃合約，在合約開始時之總資本額為855,000港元(二零零六年：901,000港元)。

(b) 出售聯營公司

本集團於年內出售聯營公司總代價為現金80,000,000港元及I.T. Limited股票價值264,267,000港元。其中現金63,500,000港元作為償還早前借予聯營公司之貸款，餘額16,500,000港元作為出售聯營公司之股權。

財務報表附註

二零零七年十二月三十一日

37. 業務合併(續)

收購附屬公司之現金及現金等額流出淨額分析如下：

	二零零六年 港幣千元
現金代價	(42,263)
股東貸款	(36,569)
購入之現金及銀行存款	14,166
收購附屬公司之現金及現金等額流出淨額	(64,666)

38. 出售附屬公司

	附註	二零零七年 港幣千元	二零零六年 港幣千元
出售淨值：			
物業、廠房及設備	14	**13,960**	–
存貨		**9,307**	–
現金及銀行存款		**2,667**	–
應收賬款		**12,365**	–
預付款及其他應收賬款		**699**	–
應付賬款		**(14,384)**	–
應付費用及其他應付賬款		**(10,012)**	–
銀行透支		**(5,383)**	–
少數股東	36	**(2,766)**	–
		6,453	–
出售附屬公司收益	5	**2,533**	–
		8,986	–
現金代價		**8,986**	–

財務報表附註

二零零七年十二月三十一日

37. 業務合併

上年度，本集團向本公司董事購入了Goldpromise Limited 及其附屬公司(「Goldpromise集團」)100%股權。其在紐西蘭以零售方式銷售牛仔款及其他流行時尚貨品。詳情列於本財務報表附註43(b)。 其購買現金代價為42,263,000港元，於二零零六年五月二十七日支付。

於收購日，Goldpromise集團的可識別資產及負債公平價值賬面值列示如下：

		二零零六年	
		收購時確認 公平價值	賬面值
	附註	港幣千位	港幣千位
物業、廠房及設備	14	8,720	8,720
遞延税項資產	33	703	703
現金及銀行存款		14,166	14,166
存貨		12,248	12,248
預付款、按金及其他應收賬款		7,610	7,610
可收回税款		194	194
應付賬款		(274)	(274)
其他應付賬款及應付費用		(3,147)	(3,147)
股東貸款		(36,569)	(36,569)
		3,651	3,651
收購商譽	17	38,612	
現金代價		42,263	

財務報表附註

二零零七年十二月三十一日

36. 儲備(續)

本公司

	附註	股本溢價 港幣千元	繳入盈餘 港幣千元	滾存溢利 港幣千元	總計 港幣千元
於二零零六年十二月三十一日 及二零零七年一月一日		373,938	377,567	38,658	790,163
發行股本		10,604	–	–	10,604
股本發行費用		(21)	–	–	(21)
年內淨溢利	11	–	–	357,292	357,292
二零零六年末期股息計提不足	12	–	–	(998)	(998)
二零零七年中期股息	12	–	–	(37,609)	(37,609)
二零零七年擬派末期股息	12	–	–	(129,672)	(129,672)
二零零七年擬派特別股息	12	–	–	(105,941)	(105,941)
於二零零七年十二月三十一日		384,521	377,567	121,730	883,818

本集團之繳入盈餘儲備代表本公司已發行股本票面值及根據本公司於一九九六年進行集團重組時所收購附屬公司之股本及股本溢價總額之差異。

本公司之繳入盈餘儲備代表本公司以交換附屬公司已發行股本而發行之股本票面值及於本公司集團重組時收購附屬公司之資產淨值總額之差異。根據百慕達公司法1981(經修訂),該等繳入盈餘於若干情況下可分派予各股東。

財務報表附註

二零零七年十二月三十一日

36. 儲備(續)

附註：

(i) 外匯變動儲備已計入因換算海外附屬公司貸款之匯兑盈餘共40,396,000港元(二零零六年：匯兑盈餘28,191,000港元)。此筆款項在可預見之未來將不會償還，董事認為此仍本公司淨投資之一部分。

(ii) 根據相關的中外合資企業的法律及條例，於中國內地的共同控制公司之部份利潤需轉往不可分派的儲備基金。

本公司

	附註	股本溢價 港幣千元	繳入盈餘 港幣千元	滾存溢利 港幣千元	總計 港幣千元
於二零零六年一月一日		358,809	377,567	282,595	1,018,971
發行股本		15,145	–	–	15,145
股本發行費用		(16)	–	–	(16)
年內淨溢利	11	–	–	25,483	25,483
二零零五年末期股息計提不足	12	–	–	(1,063)	(1,063)
二零零六年中期股息	12	–	–	(33,756)	(33,756)
二零零六年擬派末期息	12	–	–	(129,115)	(129,115)
二零零六年擬派特別股息	12	–	–	(105,486)	(105,486)
於二零零六年十二月三十一日		373,938	377,567	38,658	790,163

財務報表附註

二零零七年十二月三十一日

36. 儲備(續)

本集團

		屬於本公司股權持有人								
	附註	股本溢價 港幣千元	繳入盈餘 港幣千元	資產重估儲備 港幣千元	可出售投資重估儲備 港幣千元	外匯變動儲備(註i) 港幣千元	不可分派儲備(註ii) 港幣千元	滾存溢利(註ii) 港幣千元	總計 港幣千元	少數股東權益 港幣千元
於二零零七年一月一日		373,938	115,551	21,054	-	(6,007)	6,820	871,559	1,382,915	145,232
換算海外附屬公司、共同控制及聯營公司的匯兌調整		-	-	-	-	43,649	-	-	43,649	9,330
支付予少數股東股息		-	-	-	-	-	-	-	-	(41,972)
樓宇重估之公平價值收益	14	-	-	3,670	-	-	-	-	3,670	1,574
可出售投資之公平價值變動		-	-	-	33,933	-	-	-	33,933	-
出售時變現之重估儲備		-	-	(81)	-	-	-	81	-	-
年內淨溢利		-	-	-	-	-	-	515,749	515,749	37,526
發行股本	34	10,604	-	-	-	-	-	-	10,604	-
股本發行費用	34	(21)	-	-	-	-	-	-	(21)	-
出售附屬公司	38	-	-	(5,652)	-	5	-	5,647	-	(2,766)
出售聯營公司		-	-	-	-	(3,272)	(23)	3,295	-	-
二零零六年末期股息計提不足	12	-	-	-	-	-	-	(998)	(998)	-
二零零七年中期股息	12	-	-	-	-	-	-	(37,609)	(37,609)	-
二零零七年擬派末期股息	12	-	-	-	-	-	-	(129,672)	(129,672)	-
二零零七年擬派特別股息	12	-	-	-	-	-	-	(105,941)	(105,941)	-
於二零零七年十二月三十一日		384,521	115,551	18,991	33,933	34,375	6,797	1,122,111	1,716,279	148,924

財務報表附註

二零零七年十二月三十一日

36. 儲備

本集團

		屬於本公司股權持有人							
	附註	股本溢價 港幣千元	繳入盈餘 港幣千元	資產重估儲備 港幣千元	外匯變動儲備（註i） 港幣千元	不可分派儲備（註ii） 港幣千元	滾存溢利（註ii） 港幣千元	總計 港幣千元	少數股東權益 港幣千元
於二零零六年一月一日		358,809	115,551	21,144	(32,751)	6,407	869,720	1,338,880	149,690
換算海外附屬公司、共同控制及聯營公司的匯兌調整		–	–	–	26,744	–	–	26,744	4,220
轉撥自滾存溢利		–	–	–	–	413	(413)	–	–
支付予少數股東股息		–	–	–	–	–	–	–	(51,424)
少數股東注入股本		–	–	–	–	–	–	–	670
出售時變現之重估儲備		–	–	(90)	–	–	90	–	–
年內淨溢利		–	–	–	–	–	271,582	271,582	42,076
發行股本	34	15,145	–	–	–	–	–	15,145	–
股本發行費用	34	(16)	–	–	–	–	–	(16)	–
二零零五年末期股息計提不足	12	–	–	–	–	–	(1,063)	(1,063)	–
二零零六年中期股息	12	–	–	–	–	–	(33,756)	(33,756)	–
二零零六年擬派末期股息	12	–	–	–	–	–	(129,115)	(129,115)	–
二零零六年擬派特別股息	12	–	–	–	–	–	(105,486)	(105,486)	–
於二零零六年十二月三十一日		373,938	115,551	21,054	(6,007)	6,820	871,559	1,382,915	145,232

財務報表附註

二零零七年十二月三十一日

35. 購股權計劃(續)

(a) 舊計劃(續)

所有舊計劃之購股權均已失效。於結算日，舊計劃中並未有未行使之購股權。

由於就本公司之普通股所授出之購股權並未有可提供之市場價格，董事未能對其作出準確之估值；故此未有購股權預期價值披露。

(b) 新計劃

本公司於二零零五年九月一日採納了新計劃，除經修訂或終止外，新計劃將由採納起計十年內有效。

新計劃旨在吸引及保留高質素員工發展本公司業務；為本集團僱員、行政人員及董事提供額外獎勵；以及藉連繫購股權持有人及股東之利益，促進本公司長遠財務成功。

根據新計劃，可授購股權之上限不得超過於批准購股權計劃日期已發行股份10%。可發行予每名合資格承授人之股份上限為於任何十二個月期間不得起過1%。

購股權之認購價由董事局決定，惟不得低於以下較高者：(i)本公司股份在授出購股權日期(必須為營業日)在聯交所每日報價表所列收市價；(ii)本公司股份在緊接授出購股權日期前五個交易日在聯交所每日報價表所列平均收市價；及(iii)股份面值。

年內並無購股權按新計劃授出。由於就本公司之普通股所授出之購股權並未有可提供之市場價格，董事未能對其作出準確之估值；故此未有購股權預期價值披露。

財務報表附註

二零零七年十二月三十一日

35. 購股權計劃(*續*)

(a) 舊計劃(*續*)

年度內根據舊計劃授出而尚未行使之購股權如下：

參與者類別	購股權數目 於二零零七年一月一日 千位	年內 行使 千位	年內 失效 千位	年內 取消 千位	於二零零七年十二月三十一日 千位	購股權 授出日期*	購股權 行使期間	購股權 認購價** 港幣元	本公司股份價格*** 緊接行使日期前 港幣元	本公司股份價格*** 於行使日期 港幣元
僱員總計	2,600	(2,600)	-	-	-	一九九七年六月十六日	二零零零年六月十五日至二零零七年六月十四日	2.876	3.965	3.977
	11,476	(94)	(11,382)	-	-	一九九七年八月三十日	一九九七年九月十六日至二零零七年八月二十九日	2.564	3.896	3.868
	5,604	(1,856)	(3,748)	-	-	一九九七年十月三十一日	一九九七年十月三十一日至二零零七年十月三十日	1.800	3.654	3.658
	19,680	(4,550)	(15,130)	-	-					

舊計劃之購股權於本年度內之重整附註：

* 購股權之歸屬期由授出日期起直至行使期開始為止。

** 購股權之認購價須就供股或發行紅股或本公司股本之其他類似變動而作出調整。

*** 緊接購股權的行使日期前披露的本公司股份價格，是緊接於購股權行使日期前本公司股份在聯交所加權平均收市價。

於年內共行使4,550,000股購股權，就此本公司已發行4,550,000股普通股，新增股本455,000港元和股本溢價為10,604,000港元(未扣除發行費用)，有關詳情載列於財務報表附註34。

財務報表附註

二零零七年十二月三十一日

34. 股本(續)

按以上本公司發行普通股變動，總結本年度交易如下：

	發行股份數量 千位	發行股本 港幣千元	溢價 港幣千元	總計 港幣千元
於二零零六年一月一日	1,049,376	104,938	358,809	463,747
行使購股權	5,488	548	15,145	15,693
	1,054,864	105,486	373,954	479,440
發行股份費用	–	–	(16)	(16)
於二零零六年十二月三十一日及二零零七年一月一日	1,054,864	105,486	373,938	479,424
行使購股權	4,550	455	10,604	11,059
	1,059,414	105,941	384,542	490,483
發行股份費用	–	–	(21)	(21)
於二零零七年十二月三十一日	1,059,414	105,941	384,521	490,462

35. 購股權計劃

於二零零五年九月一日，本公司股東批准終止(即不得再授出購股權)本公司於一九九六年九月二日採納之購股權計劃(「舊計劃」)及採納新購股權計劃(「新計劃」)。所有於舊計劃終止前發行及尚未行使之購股權仍具有效力。

(a) 舊計劃

舊計劃於一九九六年九月二日獲本公司採納，旨在為對本集團業務成就作出貢獻之合資格參與者提供激勵及獎賞。舊計劃之合資格參與者包括本集團之執行董事及全職僱員。

舊計劃下之購股權並無賦予持有人獲派任何股息或於股東大會上投票之權利。

財務報表附註

二零零七年十二月三十一日

33. 遞延税項(續)

本集團在香港產生的暫估税項虧損為23,503,000港元(二零零六年：17,921,000港元)可無限期用以抵銷產生有關税項虧損的公司的未來應課税溢利，由於該虧損已存在於附屬公司內有一段長時間，並認為不大可能有足夠應課税溢利可作抵銷，故並沒有於遞延税項資產內確認。

於二零零七年十二月三十一日，本集團並無就其附屬公司，共同控制公司或聯營公司的未匯出盈利的應付税項確認任何重大遞延税項負債(二零零六年：無)，由於該等款額匯出時，本集團並無額外的税項負債，故並未確認重大遞延税項負債。

本公司向其股東派發股息並無附有任何所得税之後果。

34. 股本

股份

	普通股數量		本公司	
	二零零七年 千位	二零零六年 千位	二零零七年 港幣千元	二零零六年 港幣千元
法定股本：				
每股面值0.10港元之普通股	**6,000,000**	6,000,000	**600,000**	600,000
已發行及繳足股本：				
每股面值0.10港元之普通股	**1,059,414**	1,054,864	**105,941**	105,486

於本年內，有1,856,000股、94,000股及2,600,000股購股權分別以認購價每股1.800、2.564及2.876港元行使（附註35），以致發行4,550,000股股份，每股0.10港元，未扣除費用前之總現金補償代價共11,059,000港元。

財務報表附註

二零零七年十二月三十一日

33. 遞延稅項

遞延稅項負債及遞延稅項資產的變動情況如下：

遞延稅項資產

本集團

	撥備	
	二零零七年 港幣千元	二零零六年 港幣千元
於一月一日	**16,966**	14,525
購買附屬公司(附註37)	**–**	703
本年度抵減／(計入)損益賬之遞延稅項(附註10)	**(445)**	441
匯兌調整	**1,913**	1,297
於十二月三十一日總遞延稅項資產	**18,434**	16,966

遞延稅項負債

本集團

	加速稅項折舊	
	二零零七年 港幣千元	二零零六年 港幣千元
於一月一日	**269**	411
本年度計入／(抵減)損益賬之遞延稅項(附註10)	**111**	(158)
匯兌調整	**(6)**	16
於十二月三十一日總遞延稅項負債	**374**	269
於十二月三十一日遞延稅項淨資產	**18,060**	16,697

財務報表附註

二零零七年十二月三十一日

31. 融資租賃應付款

本集團租賃若干機器及汽車用於生產業務及商業用途。該等租約被分類為融資租賃租約，餘下租期為三至五年。

於二零零七年十二月三十一日，最低租賃還款額及其現值詳列如下：

本集團

	最低租賃還款額		最低租賃還款額之現值	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
應付金額：				
於一年內	**596**	1,015	**508**	912
於第二年	**1,122**	236	**1,025**	179
於第三至第五年（包括首尾兩年）	**94**	542	**77**	492
最低租賃付款總額	**1,812**	1,793	**1,610**	1,583
將來的財務費用	**(202)**	(210)		
應付租賃款淨額	**1,610**	1,583		
列為流動負債部份(附註30)	**(508)**	(912)		
長期部份(附註30)	**1,102**	671		

32. 少數股東長期貸款

少數股東長期貸款為無抵押，免息及於一年後償還。少數股東長期貸款賬面值接近其公平價值。

財務報表附註

二零零七年十二月三十一日

30. 計息銀行貸款及其他借款(續)

附註:(續)

(b) 所有計息銀行貸款及其他借款按其相關實體之功能貨幣計算。

其他利息資料:

	本集團			
	二零零七年		二零零六年	
	固定息率 港幣千元	浮動息率 港幣千元	固定息率 港幣千元	浮動息率 港幣千元
融資租賃應付款	**1,610**	**–**	1,583	–
銀行透支-無抵押	**19**	**14,442**	–	17,572
銀行透支-有抵押	**12,565**	**–**	–	2,932
銀行貸款-無抵押	**–**	**20,000**	4,902	20,000
銀行貸款-有抵押	**40**	**70,296**	8,627	120,056
其他貸款-無抵押	**2,143**	**–**	–	–
銀行借款作為貼現票據代價金	**–**	**77,362**	–	80,757
信托收據-有抵押	**–**	**70,072**	–	73,842

財務報表附註

二零零七年十二月三十一日

30. 計息銀行貸款及其他借款*(續)*

	本集團	
	二零零七年 港幣千元	二零零六年 港幣千元
分析如下：		
銀行貸款、信托收據及銀行透支：		
一年內及按需要	**266,939**	328,688
融資租賃應付款：		
一年內按需要	**508**	912
第二年	**1,025**	179
第三年至第五年(包括首尾兩年)	**77**	492
	1,610	1,583
	268,549	330,271

附註：

(a) 本集團部份銀行透支、信托收據及貸款額以下列作為擔保：

(i) 本集團部份樓宇，於結算日之累計賬面淨值為46,438,000港元(二零零六年：52,059,000港元)。

(ii) 本集團部份廠房設備及機器，於結算日之累計賬面淨值為4,451,000港元(二零零六年：4,042,000港元)。

(iii) 本集團部份投資物業，於結算日之累計賬面淨值為20,000,000港元(二零零六年：18,333,000港元)。

(iv) 本集團非上市投資，於結算日之賬面值24,511,000 港元(二零零六年：無)。

(v) 本集團部份銀行存款，於結算日之價值共4,337,000港元(二零零六年：21,784,000港元)。

(vi) 本集團部份存貨，於結算日之賬面值共80,763,000港元(二零零六年：83,048,000港元)。

財務報表附註

二零零七年十二月三十一日

30. 計息銀行貸款及其他借款（續）

本集團－二零零六年

	實際利率(%)	到期日	港幣千元
流動			
融資租賃應付款（附註31）	2.75 – 6.8	2007	912
銀行透支 － 無抵押	最優惠利率 – 最優惠利率+0.5	按需要	17,572
銀行透支 － 有抵押	10.75	按需要	2,932
銀行貸款 － 無抵押	銀行同業拆息+1 – 5.58	2007	24,902
銀行貸款 － 有抵押	銀行同業拆息+0.875 – 10.5	2007	128,683
銀行借款作為貼現票據代價金（附註24）	銀行同業拆息+0.875	2007	80,757
信托收據 － 有抵押	銀行同業拆息+0.875	2007	73,842
			329,600
非流動			
融資租賃應付款（附註31）	2.75 – 6.8	2008–2011	671
			330,271

財務報表附註

二零零七年十二月三十一日

30. 計息銀行貸款及其他借款

本集團 – 二零零七年

	實際利率 (%)	到期日	港幣千元
流動			
融資租賃應付款(附註31)	2.75 – 6.8	2008	508
銀行透支 – 無抵押	最優惠利率 – 最優惠利率+0.5	按需要	14,461
銀行透支 – 有抵押	10.25	按需要	12,565
銀行貸款 – 無抵押	銀行同業拆息+1	2008	20,000
銀行貸款 – 有抵押	銀行同業拆息+0.875 – 11.25	2008	70,336
其他貸款 – 無抵押	0.55	2008	2,143
銀行借款作為 貼現票據代價金(附註24)	銀行同業拆息+0.875	2008	77,362
信托收據 – 有抵押	銀行同業拆息+0.75	2008	70,072
			267,447
非流動			
融資租賃應付款(附註31)	2.75 – 6.8	2009–2011	1,102
			268,549

財務報表附註

二零零七年十二月三十一日

28. 應付賬款及票據

應付賬款及票據包括應付貿易賬款共519,751,000港元(二零零六年：477,383,000港元)。下列為應付貿易賬款之賬齡分析：

	本集團	
	二零零七年 港幣千元	二零零六年 港幣千元
少於四個月	**507,449**	435,818
四至六個月	**6,029**	38,255
超過六個月	**6,273**	3,310
	519,751	477,383

應付賬款為免息及通常於90天內償還。

29. 衍生財務工具

於本年內，本集團已簽訂外幣匯兌遠期合約以管理匯率風險，但並不符合對沖條件。非對沖貨幣衍生公平價值變動12,038,000港元(二零零六年：11,936,000港元)已於損益表內反映。

財務報表附註

二零零七年十二月三十一日

27. 現金及現金等額結存及已抵押存款

	附註	本集團 二零零七年 港幣千元	本集團 二零零六年 港幣千元	本公司 二零零七年 港幣千元	本公司 二零零六年 港幣千元
現金及銀行存款		**572,723**	477,112	**718**	315
定期存款		**712,390**	569,598	**275,944**	432,885
		1,285,113	1,046,710	**276,662**	433,200
減：已抵押定期存款：抵押作銀行透支及長期銀行貸款	30	**(4,337)**	(21,784)	**–**	–
現金及現金等額		**1,280,776**	1,024,926	**276,662**	433,200

於結算日，本集團擁有人民幣現金及銀行存款372,848,000港元(二零零六年：283,070,000港元)。人民幣不可自由兑換成其他貨幣，但依據「中國外匯管理條例及結匯、售匯及付匯管理規定」，准許本集團透過授權執行外匯業務之銀行把人民幣兑換為其他貨幣從而進行外匯業務。

銀行存款按每日銀行存款浮動息率賺取利息。短期定期存款期由一天至三個月不等，視乎本集團對現金的即時需要及該定期的存款息率。銀行戶口結餘及抵押定期均在有信貸聲譽的銀行結存，近期並沒有拖欠紀錄。現金、現金等額及已抵押定期的賬面值接近其公平價值。

財務報表附註

二零零七年十二月三十一日

25. 關連公司欠款

按香港公司法例第161B條，關連公司欠款詳列如下：

本集團

公司名稱	於二零零七年十二月三十一日 港幣千元	年內最高欠款 港幣千元	於二零零七年一月一日 港幣千元
G.S. Property Management Limited	289	289	230
Golden Sunshine Enterprises Limited	172	177	177
港朋有限公司	64	141	–
輝年管理有限公司	1,042	1,042	317
	1,567		724

以上公司全部由楊釗太平紳士、楊勳先生控制，兩人皆為公司之董事。

關連公司欠款為無抵押，免息及沒有固定償還期限。關聯公司欠款賬面值接近公平價值。

26. 以公平價值計入損益的股本投資

	本集團 二零零七年 港幣千元	本集團 二零零六年 港幣千元
香港上市的股本投資，按市值	**81,475**	180,266

於二零零六年及二零零七年十二月三十一日，以上股本投資被列為交易持有。

財務報表附註

二零零七年十二月三十一日

24. 應收賬款及票據

應收賬款及票據包括應收貿易賬款共283,857,000港元(二零零六年: 279,400,000港元)及應收票據153,515,000港元(二零零六年:269,470,000港元)。應收票據於兩個結算日的賬齡少於四個月。應收賬款並沒有需要作減值準備。下列為按付款到期日分類之應收貿易賬款賬齡分析:

	本集團	
	二零零七年 **港幣千元**	二零零六年 港幣千元
即期	**197,820**	185,509
少於四個月	**67,000**	79,448
四至六個月	**12,703**	6,988
超過六個月	**6,334**	7,455
	283,857	279,400

本集團給予貿易客戶之賒賬期平均為45天。本集團保持對應收結餘的嚴謹控制,並擁有賒賬控制部門以減低賒賬風險,高級管理層會定期查閱結欠。本集團的應收賬款來自多個客戶,並沒有重大的集中賒賬風險。應收賬款是免息的。

於二零零七年十二月三十一日,本集團在應收銀行可追溯貼現票據77,362,000港元(二零零六年:80,757,000港元)(「貼現票據」)。因該貼現票據不符合財務資產之終止確認條件,故已包括於以上之應收票據內。相對地,本集團向銀行收取作為貼現票據代價金之相關借款,於結算日已確認為負債,並包括於計息銀行及其他借貸內(附註30)。

未逾期亦未作減值準備的應收貿易款項乃與各類型的客戶有關,彼等在近期並無拖欠款項記錄。

逾期但未作減值準備的應收貿易款項乃大量與本集團有良好交易記錄的獨立客戶。根據過往經驗,公司董事們認為有關該等結餘並無需要作出減值撥備,皆因該等客戶的信貸並無重大的轉變而結餘被認為依然可以全數收回。本集團就該等結餘並無持有任何低押或其他提升信用之保障。

財務報表附註

二零零七年十二月三十一日

21. 可供出售投資(續)

股本證券投資之公平價值是基於市場價格而確定。

於本財務報表通過該日，股本證券投資的市場價值為230,334,000港元。

22. 以公平價值計入損益的財務資產

	本集團	
	二零零七年 港幣千元	二零零六年 港幣千元
非上市投資，按公平價值	**24,511**	–

非上市投資在始初確認時，被界定為以公平價值計入損益的財務資產。

於二零零七年十二月三十一日，本集團的非上市投資賬面值24,511,000港元已抵押予銀行以獲得銀行融資額(附註30)。

23. 存貨

	本集團	
	二零零七年 港幣千元	二零零六年 港幣千元
原料	**91,312**	81,225
半製成品	**105,349**	103,157
製成品	**461,020**	424,931
	657,681	609,313

於二零零七年十二月三十一日，本集團部份存貨已抵押予銀行以獲得銀行融資額，其賬面價值為80,763,000港元(二零零六年：83,048,000港元)，詳細情形見財務報表附註30。

財務報表附註

二零零七年十二月三十一日

20. 應佔聯營公司權益(續)

所有聯營公司皆通過附屬公司間接持有。

所有聯營公司均不經由安永會計師事務所或其他安永國際成員公司審核。

以上為董事認為對本集團業績構成主要影響或組成本集團淨資產主要部份之聯營公司。董事認為詳列其他聯營公司會令篇幅過於冗長。

本年內，本集團已停止確認應佔旭日極速聯營有限公司之溢利205,000港元，因應佔此聯營公司之往年虧損超越本集團應佔此聯營公司之本年溢利。上年度，本集團未確認應佔虧損為8,227,000港元。

除旭日極速聯營有限公司因沒有持續確認業績外，本集團其他的聯營公司財務資料如下列示，資料源自各公司管理賬及財務報表：

	二零零七年 港幣千元	二零零六年 港幣千元
資產	**649,221**	668,305
負債	**(391,295)**	(379,902)
收入	**842,515**	1,016,116
溢利	**30,898**	57,277

21. 可供出售投資

	本集團	
	二零零七年 港幣千元	二零零六年 港幣千元
香港上市之股本投資，按公平價值	**298,200**	–

本年內，本集團可供出售投資的公平價值收益33,933,000港元已直接確認於權益內(二零零六年：無)。

以上股本證券投資，被界定為可供出售的財務資產並且沒有到期日及票面利率。

財務報表附註

二零零七年十二月三十一日

20. 應佔聯營公司權益

	本集團	
	二零零七年 港幣千元	二零零六年 港幣千元
應佔淨資產	**123,876**	124,904
購入商譽	**–**	8,282
聯營公司欠款	**1,884**	1,338
欠聯營公司款項	**(4,522)**	(3,000)
聯營公司貸款	**52,620**	141,932
	173,858	273,456
減值準備	**–**	(8,282)
聯營公司貸款的減值準備	**(46,360)**	(58,151)
	127,498	207,023

與聯營公司的結存及貸款予聯營公司為無抵押，免息及沒有固定償還期限。聯營公司欠款、欠聯營公司款項及貸款予聯營公司的賬面值接近公平價值。

主要聯營公司詳情如下：

公司名稱	已發行及繳付股本面值	註冊成立或登記／營運地點	本集團應佔權益百分比 二零零七年	二零零六年	主要業務
Rays Apparel (H.K.) Limited	200,000港元 普通股	香港	**35**	35	供代理服務
Rays Apparel,Inc.	232,243美元 普通股 1,667,757美元 優先股	美國	**35**	35	入口及分銷成衣
瀝洋製衣(香港)有限公司	1,000,000港元 普通股	香港	**50**	50	製造成衣
G.S – i.t Limited	2港元 普通股	香港	**–**	50	投資控股
旭日極速聯營有限公司	10,000港元 普通股	香港	**50**	50	零售便服

財務報表附註

二零零七年十二月三十一日

19. 應佔共同控制公司權益(續)

以上為董事認為對本集團業績構成主要影響或組成本集團淨資產之主要部份之共同控制公司。董事認為詳列其他共同控制公司會令篇幅過於冗長。

本集團的共同控制公司的財務資料如下列示：

	二零零七年 港幣千元	二零零六年 港幣千元
應佔共同控制公司資產及負債：		
流動資產	**65,361**	69,742
非流動資產	**24,327**	24,768
流動負債	**(42,275)**	(47,921)
資產淨值	**47,413**	46,589
應佔共同控制公司業績：		
營業額	**190,334**	178,845
其他收入	**1,126**	360
	191,460	179,205
總費用	**(192,180)**	(179,450)
稅項	**–**	533
除稅後溢利／(虧損)	**(720)**	288

財務報表附註

二零零七年十二月三十一日

19. 應佔共同控制公司權益

	本集團	
	二零零七年 港幣千元	二零零六年 港幣千元
應佔淨資產	**47,413**	46,589
共同控制公司欠款	**793**	1,525
欠共同控制公司款項	**(21,140)**	(19,568)
	27,066	28,546
減值準備	**(8,360)**	(8,360)
	18,706	20,186

與共同控制公司的結存為無抵押、免息及沒有固定償還期限。共同控制公司欠款及欠共同公司款項賬面值接近公平價值。

主要共同控制公司詳情如下：

公司名稱	登記股本	登記地點	本集團應佔權益百分比* 二零零七年	本集團應佔權益百分比* 二零零六年	主要業務
湖北長進製衣有限公司	1,200,000美元	中國內地	**30**	30	製造成衣
南京江大服飾有限公司	1,500,000美元	中國內地	**45**	45	製造成衣
明石染廠有限公司	8,100,000美元	中國內地	**40**	40	提供漂染服務
湖北仙安製衣有限公司	728,300美元	中國內地	**15.1**	15.1	製造成衣

所有共同控制公司皆通過附屬公司間接持有。

所有共同控制公司均不經由安永會計師事務所或其他安永國際成員公司審核。

* *投票權及溢利分配的百分比與本集團應佔權益的百分比是相同的。*

財務報表附註

二零零七年十二月三十一日

17. 商譽(續)

商譽之減值測試(續)

預算毛利率 – 所採納之預算毛利率乃建基於預算年度前一年之平均毛利率及預期效率改善程度及市場發展作考慮。

貼現率 – 所採納之貼現率乃按稅前數據及能反映澳紐零售營運之特定風險。

18. 應佔附屬公司權益

	本公司	
	二零零七年 港幣千元	二零零六年 港幣千元
非上市股份，成本值	**377,717**	377,717
附屬公司欠款	**570,643**	363,668
	948,360	741,385
減值準備	**–**	(45,000)
	948,360	696,385

附屬公司的欠款為無抵押，免息及沒有固定償還期限。本公司董事認為該等應收款項可統稱為授予附屬公司之準權益貨款。附屬公司欠款賬面值接近公平價值。主要附屬公司之詳情載列於本財務報告附註46。

財務報表附註

二零零七年十二月三十一日

17. 商譽

	本集團	
	二零零七年 港幣千元	二零零六年 港幣千元
於十二月三十一日之成本及賬面淨值(附註37)	**38,612**	38,612

誠如本財務報表附註2.4之解釋，本集團於採用財務報告準則3的過渡性條文，容許於二零零一年前合併業務時所產生之商譽與滾存溢利對銷。

於二零零一年採納會計準則30前，由收購附屬公司、共同控制公司及聯營公司產生之商譽及負商譽而仍保留在二零零七年十二月三十一日之滾存溢利內之金額分別為2,429,000港元(二零零六年：2,429,000港元)及7,145,000港元(二零零六年：7,145,000港元)。該商譽以成本列賬。

商譽之減值測試

業務合併所產生之商譽已撥入作為零售營運之現金產生單元，此乃須予申報分類，作為減值測試。

零售營運之現金產生單元之可收回金額根據使用價值計算，方法為計算管理層批核的五年期財政預算中預測現金流量。現金流量預測之貼現率為4.5%。而超越5年期之現金流量，則以增長率4.0%作推斷，此乃相等於紐西蘭零售營運之長期平均增長率。根據本公司過往在紐西蘭經營經驗，管理層相信此乃合理增長率。

於截至二零零七年十二月三十一日止年度，零售營運之現金產生單元之使用價值計算過程乃基於若干重要假設。管理層基於以下各項重要假設，進行商譽減值測試：

財務報表附註

二零零七年十二月三十一日

15. 投資物業*(續)*

本集團的投資物業詳情如下：

地點	用途	租約	本集團應佔權益百分比
香港新界荃灣沙嘴道11號 達貿中心10樓1，2，3及5室	工業	中期	60
中國湖南省長沙市芙蓉區 黃興中路12-14號1，2及3樓	商業	中期	100
中國重慶市渝中區八一路 218號平街第一層2號	商業	中期	100

16. 土地租賃預付款

	本集團 二零零七年 港幣千元	二零零六年 港幣千元
於一月一日賬面值	**17,937**	17,618
年內確認	**(403)**	(427)
匯兑調整	**732**	746
於十二月三十一日賬面值	**18,266**	17,937
列為短期部份，包括在預付款、按金及其他應收賬款	**(403)**	(427)
長期部份	**17,863**	17,510

此租貸土地位於中國並以中期租約持有。

財務報表附註

二零零七年十二月三十一日

15. 投資物業

	本集團	
	二零零七年 港幣千元	二零零六年 港幣千元
於一月一日賬面值	**21,433**	2,500
新增	**15,765**	–
由自用物業轉入(附註14)	**–**	17,410
公平價值調整，淨溢利	**2,421**	1,523
匯兌調整	**748**	–
於十二月三十一日賬面值	**40,367**	21,433

本集團投資物業乃按以下年期持有：

	本集團	
	二零零七年 港幣千元	二零零六年 港幣千元
香港 – 中期租約	**3,500**	3,100
中國內地 – 中期租約	**36,867**	18,333
	40,367	21,433

本集團的投資物業已於二零零七年十二月三十一日經獨立專業估值師戴德梁行按公開市價及現有用途重估為40,367,000港元。此物業以經營租賃方式租予第三者。詳情載列於本財務報告附註41(a)。

於二零零七年十二月三十一日，本集團部份投資物業賬面淨值20,000,000港元(二零零六年：18,333,000港元)已抵押予銀行以獲得銀行融資額(附註30)。

財務報表附註

二零零七年十二月三十一日

14. 物業、廠房及設備*(續)*

於二零零七年十二月三十一日，列入物業、廠房及設備總額中以融資租賃方式擁有的資產的賬面淨值合共1,853,000港元(二零零六年：1,514,000港元)。

本年內，本集團出售了一間附屬公司。該附屬公司的樓宇已由獨立專業合資格估值師Al-Amin Architect & Engineering Consultants 按出售前公開市價及當時用途重估為12,976,000港元。 重估盈餘3,670,000港元已計入本集團之資產重估儲備內及於出售附屬公司時轉往滾存溢利。

於二零零五年十二月三十一日，本集團的樓宇由獨立專業合資格估值師戴德梁行，S.F.Ahmed & Co.及PT Saptasentra Jasa Pradana按公開市價及現有用途重估為167,147,000港元。本公司董事認為於本結算日，該估值沒有重大改變。

上年度，本集團部份物業轉往投資物業。該物業於改變用途當日由獨立專業合資格估值師戴德梁行按公開市價及現有用途重估為17,410,000港元(附註15)。本次重估沒有產生重估盈餘或虧損。

若此等樓宇以成本減累積折舊列賬，其賬面值應為約228,289,000港元。

上述以估值列賬的本集團樓宇乃按以下年期持有：

	香港 港幣千元	其他地區 港幣千元	總計 港幣千元
長期租約	–	38,668	38,668
中期租約	2,850	208,520	211,370
	2,850	247,188	250,038

於二零零七年十二月三十一日，本集團部份物業和廠房設備機器，其合計賬面淨值分別為46,438,000港元(二零零六年：52,059,000港元)及4,451,000港元(二零零六年: 4,042,000港元)已抵押予銀行以獲得銀行融資額(附註30)。

財務報表附註

二零零七年十二月三十一日

14. 物業、廠房及設備(續)

本集團

	樓宇 港幣千元	租賃物業裝修 港幣千元	廠房設備及機器 港幣千元	傢俬裝置辦公室及設備 港幣千元	汽車 港幣千元	在建工程 港幣千元	總計 港幣千元
二零零六年十二月三十一日							
於二零零六年一月一日							
按成本或估值	167,147	259,455	444,498	295,904	47,450	66,313	1,280,767
累計折舊及減值	–	(151,761)	(285,368)	(188,138)	(33,337)	–	(658,604)
淨賬面值	167,147	107,694	159,130	107,766	14,113	66,313	622,163
於二零零六年一月一日							
扣除累計折舊及減值後淨值	167,147	107,694	159,130	107,766	14,113	66,313	622,163
新增	8,210	91,809	83,044	50,536	3,913	1,604	239,116
購入附屬公司(附註37)	–	–	689	7,788	243	–	8,720
出售╱撤銷	(300)	(13,141)	(4,728)	(3,219)	(1,397)	–	(22,785)
年內折舊	(6,605)	(17,210)	(47,162)	(40,598)	(4,547)	–	(116,122)
返還減值	–	109	1,497	425	298	–	2,329
轉入╱(轉出)	66,092	–	–	–	–	(66,092)	–
轉往投資物業(附註15)	(17,410)	–	–	–	–	–	(17,410)
匯兌調整	4,151	2,965	6,817	6,514	619	9	21,075
於二零零六年十二月三十一日							
扣除累計折舊及減值後淨值	221,285	172,226	199,287	129,212	13,242	1,834	737,086
於二零零六年十二月三十一日							
按成本或估值	228,472	316,111	532,205	360,610	47,411	1,834	1,486,643
累計折舊及減值	(7,187)	(143,885)	(332,918)	(231,398)	(34,169)	–	(749,557)
淨賬面值	221,285	172,226	199,287	129,212	13,242	1,834	737,086
成本及估值分析:							
按成本	–	316,111	532,205	360,610	47,411	1,834	1,258,171
按估值	228,472	–	–	–	–	–	228,472
	228,472	316,111	532,205	360,610	47,411	1,834	1,486,643

財務報表附註

二零零七年十二月三十一日

14. 物業、廠房及設備

本集團

	樓宇 港幣千元	租賃物業 裝修 港幣千元	廠房設備 及機器 港幣千元	傢俬裝置 辦公室 及設備 港幣千元	汽車 港幣千元	在建工程 港幣千元	總計 港幣千元
二零零七年十二月三十一日							
於二零零六年十二月三十一日及 二零零七年一月一日							
按成本或估值	228,472	316,111	532,205	360,610	47,411	1,834	1,486,643
累計折舊及減值	(7,187)	(143,885)	(332,918)	(231,398)	(34,169)	–	(749,557)
淨賬面值	221,285	172,226	199,287	129,212	13,242	1,834	737,086
於二零零七年一月一日							
扣除累計折舊及減值後淨值	221,285	172,226	199,287	129,212	13,242	1,834	737,086
新增	39,792	71,848	30,020	62,136	5,911	5,581	215,288
出售/撇銷	(670)	(16,826)	(8,961)	(6,707)	(1,293)	–	(34,457)
出售附屬公司(附註38)	(12,976)	(238)	(434)	(261)	(51)	–	(13,960)
重估盈餘	5,244	–	–	–	–	–	5,244
年內折舊	(8,792)	(53,833)	(47,807)	(48,655)	(3,926)	–	(163,013)
返還減值	–	109	–	638	–	–	747
轉入/(轉出)	–	7,488	(221)	221	–	(7,488)	–
匯兌調整	6,155	4,851	7,764	10,825	682	79	30,356
於二零零七年十二月三十一日							
扣除累計折舊及減值後淨值	250,038	185,625	179,648	147,409	14,565	6	777,291
於二零零七年十二月三十一日							
按成本或估值	266,216	363,835	537,375	415,086	49,134	6	1,631,652
累計折舊及減值	(16,178)	(178,210)	(357,727)	(267,677)	(34,569)	–	(854,361)
淨賬面值	250,038	185,625	179,648	147,409	14,565	6	777,291
成本及估值分析:							
按成本	–	363,835	537,375	415,086	49,134	6	1,365,436
按估值	266,216	–	–	–	–	–	266,216
	266,216	363,835	537,375	415,086	49,134	6	1,631,652

財務報表附註

二零零七年十二月三十一日

13. 本公司股權持有人應佔每股盈利(*續*)

計算每股基本及攤薄盈利根據如下：

	二零零七年 港幣千元	二零零六年 港幣千元
盈利		
用於計算每股基本及攤薄盈利的股權持有人應佔溢利	**515,749**	271,582

	股數 二零零七年 千位	 二零零六年 千位
股份		
用於計算每股基本盈利的年內已發行普通股之加權平均股數	**1,058,530**	1,053,183
攤薄影響－普通股加權平均股數：購股權	**4,680**	7,759
	1,063,210	1,060,942

財務報表附註

12. 股息

	二零零七年 港幣千元	二零零六年 港幣千元
中期－每股普通股3.55港仙 （二零零六年：3.20港仙）（附註36）	**37,609**	33,756
上年度末期股息計提不足（附註36）	**998**	1,063
	38,607	34,819
擬派發末期－每股普通股12.24港仙 （二零零六年：12.24港仙）（附註36）	**129,672**	129,115
擬派發特別－每股普通股10.00港仙 （二零零六年：10.00港仙）（附註36）	**105,941**	105,486
	274,220	269,420

本年度建議末期及特別股息須經本公司股東在即將舉行之股東周年大會批准，方才作實。

13. 本公司股權持有人應佔每股盈利

每股基本盈利乃根據本公司股權持有人應佔溢利及於年內已發行普通股之加權平均股數計算。

每股攤薄盈利乃根據本公司股權持有人應佔溢利計算。計算所用之普通股加權平均股數乃按照計算每股基本盈利時所用之年內已發行普通股之加權平均股數，與假設年內所有購股權被行使而無償發行的普通股加權平均數之總和。

財務報表附註

二零零七年十二月三十一日

10. 税項(續)

根據中國稅法，在中國內地運作的公司需按中國會計規則編制之法定財務報告內反映之應課稅利潤，按稅率33%繳納企業所得稅。

中外合資企業需繳納國家所得稅30%及地方所得稅3%。就國家所得稅，部分該等企業可於其經營之首兩個／三個盈利年度豁免企業所得稅，並於隨後三年／四年內獲減免50%企業所得稅。

在澳洲及紐西蘭成立及營運的附屬公司之應課稅所得稅率範圍由30%至33%。年內已按澳洲及紐西蘭產生之預估評稅溢利計提所得稅。

合併損益表內應佔共同控制公司及聯營公司溢利及虧損之賬面值沒有包含任何應佔控制公司稅項抵減／費用(二零零六年：稅項抵減533,000港元)及已包含應佔聯營公司稅項費用7,401,000港元(二零零六年：11,823,000港元)。

第十屆全國人民代表大會第五次會議於二零零七年三月十六日通過中華人民共和國企業所得稅法(「新企業所得稅法」)，新企業所得稅法於二零零八年一月一日起生效。新企業所得稅法引入一系列變動，包括但不限於將本地及海外投資企業所得稅稅率統一為25%。該所得稅稅率變動將直接影響本集團二零零八年或以後的實際稅率。根據香港會計準則12，遞延稅項資產及遞延稅項負債按資產變現或負債償還時之稅率計算。企業所得稅稅率的改變，對本集團二零零七年十二月三十一日之業績及財務狀況沒有重大影響。

11. 本公司股權持有人應佔溢利

截至二零零七年十二月三十一日止年度，在本公司財務報表內處理的本公司股權持有人應佔溢利為357,292,000港元(二零零六年：25,483,000港元)(附註36)。

財務報表附註

二零零七年十二月三十一日

10. 稅項

香港利得稅乃根據年內源自香港之估計應課稅溢利按稅率17.5%(二零零六年：17.5%)作出撥備。其他地區之應課稅溢利之稅項則根據本集團經營業務所在國家之現有法律、詮釋及常規，按其現行稅率計算。

	二零零七年 港幣千元	二零零六年 港幣千元
本集團：		
本年－香港		
年內支出	**14,288**	19,469
過往年度超額撥備	**(113)**	(2,961)
本年－其他地區	**70,383**	61,677
遞延(附註33)	**556**	(599)
本年度稅項支出	**85,114**	77,586

下表列出本公司及其主要附屬公司按註冊成立所在地之法定稅率計算並適用於除稅前盈利之稅項支出，以及按實際稅率計算之稅項支出進行對賬；並就適用稅率(即法定稅率)以及實際稅率進行對賬：

	本集團			
	二零零七年		二零零六年	
	港幣千元	%	港幣千元	%
除稅前溢利	**638,389**		391,244	
按法定稅率計算稅項	**111,718**	**17.5**	68,467	17.5
其他國家較高稅率	**29,635**	**4.6**	17,373	4.4
就過往年度之稅項作本年調整	**(113)**	**–**	(2,961)	(0.8)
應佔共同控制及聯營公司溢利及虧損	**(1,573)**	**(0.2)**	(5,066)	(1.3)
毋須繳納稅項之收入	**(73,980)**	**(11.6)**	(14,231)	(3.6)
不可扣稅之支出	**13,099**	**2.0**	11,737	3.0
使用過往期間稅項虧損	**(2,230)**	**(0.3)**	(9,314)	(2.4)
沒有確認之稅項虧損	**6,277**	**1.0**	9,245	2.4
其他	**2,281**	**0.3**	2,336	0.6
按實質稅率計算之稅項支出	**85,114**	**13.3**	77,586	19.8

財務報表附註

二零零七年十二月三十一日

9. 五位最高薪僱員

年內五位最高薪僱員包括兩位(二零零六年：兩位)董事，彼等酬金之資料已於上文附註8中披露。其餘三位(二零零六年：三位)最高薪非董事僱員之酬金詳情如下：

	本集團	
	二零零七年 港幣千元	二零零六年 港幣千元
薪酬、津貼及實物利益	**4,100**	5,290
與業績掛鈎花紅	**4,348**	4,953
退休金供款	**796**	381
	9,244	10,624

最高薪非董事僱員之酬金按下列組別歸類為：

	本集團	
	二零零七年	二零零六年
2,000,001港元 – 2,500,000港元	**1**	1
2,500,001港元 – 3,000,000港元	**1**	–
3,500,001港元 – 4,000,000港元	**1**	1
4,000,001港元 – 4,500,000港元	**–**	1
	3	3

財務報表附註

二零零七年十二月三十一日

8. 董事酬金*(續)*

(b) 執行董事及非執行董事*(續)*

	袍金 港幣千元	薪金、 津貼及 實物利益 港幣千元	與業績 掛鈎 花紅 港幣千元	退休金 供款 港幣千元	總酬金 港幣千元
二零零六年					
執行董事：					
楊釗博士					
銀紫荊星章 太平紳士	–	60	1,610	3	1,673
楊勳先生	–	1,723	3,837	49	5,609
楊浩先生	–	1,104	323	55	1,482
鮑仕基先生	–	1,795	2,779	76	4,650
許宗盛太平紳士	–	1,200	469	60	1,729
張慧儀女士	–	696	1,177	35	1,908
陳永根先生	–	1,000	–	12	1,012
張興基先生	–	960	80	–	1,040
	–	8,538	10,275	290	19,103
非執行董事:					
林家禮博士	100	–	–	–	100
	100	8,538	10,275	290	19,203

年內概無任何安排使任何董事已放棄或同意放棄其酬金(二零零六年：無)。

財務報表附註

二零零七年十二月三十一日

8. 董事酬金（續）

(b) 執行董事及非執行董事

	袍金 港幣千元	薪金、津貼及實物利益 港幣千元	與業績掛鈎花紅 港幣千元	退休金供款 港幣千元	總酬金 港幣千元
二零零七年					
執行董事：					
楊釗博士					
銀紫荊星章 太平紳士	–	72	1,723	3	1,798
楊勳先生	–	1,814	4,011	51	5,876
楊浩先生	–	1,159	374	58	1,591
鮑仕基先生	–	1,878	2,756	80	4,714
許宗盛 太平紳士	–	1,200	466	60	1,726
張慧儀女士	–	756	1,214	38	2,008
陳永根先生	–	1,000	–	12	1,012
張興基先生	–	338	–	28	366
	–	8,217	10,544	330	19,091
非執行董事：					
林家禮博士	115	–	–	–	115
	115	8,217	10,544	330	19,206

財務報表附註

二零零七年十二月三十一日

8. 董事酬金

依照上市規則及公司條例第161條列報的董事酬金如下：

	本集團 二零零七年 港幣千元	本集團 二零零六年 港幣千元
袍金：	**460**	400
執行董事的其他酬金：		
薪金、津貼及實物利益	**8,217**	8,538
與業績掛鈎花紅	**10,544**	10,275
退休金供款	**330**	290
	19,091	19,103
	19,551	19,503

(a) 獨立非執行董事

於本年內支付及應付予獨立非執行董事袍金如下：

	二零零七年 港幣千元	二零零六年 港幣千元
王敏剛 銅紫荊星章 太平紳士	**115**	100
劉漢銓 金紫荊星章 太平紳士	**115**	100
鐘瑞明 金紫荊星章 太平紳士	**115**	100
	345	300

年內概無向獨立非執行董事支付其它報酬(二零零六年：無)。

財務報表附註

二零零七年十二月三十一日

7. 除稅前溢利(續)

	本集團	
	二零零七年 港幣千元	二零零六年 港幣千元
公平價值(收益)/虧損，淨額：		
以公平價值計入損益的股本投資	**8,240**	(68,551)
清算共同控制公司之收益	–	(1,334)
清算共同控制公司減值回撥#	–	(1,474)
滯銷存貨撥備*	**10,202**	8,172
聯營公司貸款的減值準備／(回撥)##	**(11,791)**	47,045
應佔共同控制公司之減值#	–	1,692
賺取租金收入之投資物業所產生之直接營運費用(包括維修及保養)	**495**	363

* *銷售之存貨成本及銷售成本包括滯銷存貨撥備返還10,202,000港元(二零零六年：滯銷存貨撥備8,172,000港元)。*

** *於二零零七年十二月三十一日，本集團已無沒收供款可供減少來年公積金計劃供款(二零零六年：無)。*

這些項目已列入合併損益表之其他經營費用內。

聯營公司貸款的減值回撥已列入合併損益表之其他收入及收益。上年度，聯營公司貸款的減值準備已列入合併損益表之其他經營費用內。

財務報表附註

二零零七年十二月三十一日

6. 融資成本

	本集團	
	二零零七年 港幣千元	二零零六年 港幣千元
於五年內償還之銀行貸款及銀行透支利息支出	**16,547**	17,657
融資租賃利息支出	**48**	180
	16,595	17,837

7. 除稅前溢利

本集團除稅前溢利已扣除／(計入)下列各項：

		本集團	
	附註	二零零七年 港幣千元	二零零六年 港幣千元
銷售存貨成本*		**2,716,523**	2,573,042
折舊	14	**163,013**	116,122
攤銷土地租賃預付款	16	**403**	427
經營租約之最低租金：			
土地及樓宇		**582,331**	579,507
廠房及機器		**–**	499
		582,331	580,006
核數師酬金		**7,673**	6,845
員工福利費用(包括董事酬金，附註8)：			
工資及薪金		**794,000**	736,445
退休金供款		**19,900**	18,037
減：退還沒收供款		**(138)**	(38)
退休金淨供款**		**19,762**	17,999
		813,762	754,444
物業、廠房及設備減值回撥	14	**(747)**	(2,329)
出售／撇銷物業、廠房及設備之虧損		**9,826**	14,247

財務報表附註

二零零七年十二月三十一日

5. 收入、其他收入及收益

收入，同時為本集團之營業額，指扣除退貨、貿易折扣及集團內部交易後之銷貨發票淨值。

以下業務的收益列入收入內：

		本集團	
	附註	二零零七年 港幣千元	二零零六年 港幣千元
收入			
零售日常便服		**3,627,825**	2,918,767
成衣出口		**938,193**	1,254,135
布料貿易及其它業務		**217,862**	224,457
		4,783,880	4,397,359
其他收入			
銀行利息收入		**35,376**	33,226
服務及加工服務費收入		**34,083**	21,132
其他銷售收入		**3,123**	3,935
佣金及管理費收入		**6,291**	3,943
裝修工程收入		**16,471**	13,274
租金總收入		**4,120**	3,138
配額銷售收入		**18,929**	–
其他		**40,297**	32,560
		158,690	111,208
收益			
投資物業之公平價值變動		**2,421**	1,523
出售股本投資之收益		**5,172**	5,741
出售聯營公司收益		**265,686**	–
出售附屬公司收益	38	**2,533**	–
匯兌差異，淨額		**27,607**	9,848
公平價值收益，淨額:			
以公平價值計入損益的股本投資		**–**	68,551
衍生財務工具 – 不列作風險對沖的交易		**12,038**	11,936
以公平價值計入損益的財務資產		**1,171**	–
其他		**10,260**	1,940
		326,888	99,539
		485,578	210,747

財務報表附註

二零零七年十二月三十一日

4. 分類資料(續)

(b) 地區分類

下表分別列出於二零零六年及二零零七年十二月三十一日之本集團以地區分類之收入，若干資產及開支資料。

截至二零零七年十二月三十一日

	中國內地 港幣千元	香港 港幣千元	美國 港幣千元	澳洲及 紐西蘭 港幣千元	加拿大 港幣千元	其他 港幣千元	合併 港幣千元
分類收入:							
向外間顧客銷貨	2,642,498	108,477	782,102	1,069,371	60,974	120,458	4,783,880
其他分類資料：							
分類資產	1,331,606	44,685	211,109	264,610	–	126,721	1,978,731
資本開支	141,996	2,577	–	51,668	–	18,192	214,433

截至二零零六年十二月三十一日

	中國內地 港幣千元	香港 港幣千元	美國 港幣千元	澳洲及 紐西蘭 港幣千元	加拿大 港幣千元	其他 港幣千元	合併 港幣千元
分類收入:							
向外間顧客銷貨	2,087,199	130,940	1,039,058	875,731	155,142	109,289	4,397,359
其他分類資料：							
分類資產	1,132,138	67,565	363,232	260,110	1,349	205,706	2,030,100
資本開支	185,139	940	–	34,408	–	17,728	238,215

財務報表附註

二零零七年十二月三十一日

4. 分類資料(續)

(a) 業務分類(續)

本集團

	零售業務		出口業務		其他		合併	
	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元	二零零七年 港幣千元	二零零六年 港幣千元
資產及負債:								
分類資產	1,078,011	943,951	411,579	740,675	489,141	345,474	1,978,731	2,030,100
應佔共同控制 公司權益	–	–	(4,113)	3,461	22,819	16,725	18,706	20,186
應佔聯營公司權益	1,534	65,740	125,964	141,283	–	–	127,498	207,023
未分配資產							1,985,359	1,454,686
總資產							4,110,294	3,711,995
分類負債	715,482	606,594	223,905	414,869	313,816	170,641	1,253,203	1,192,104
未分配負債							650,334	651,657
總負債							1,903,537	1,843,761
其他分類資料:								
折舊及攤銷	93,781	50,655	14,483	19,346	55,152	46,548	163,416	116,549
實現在損益表內之物業、 廠房及設備減值回撥	(292)	(121)	(455)	(2,208)	–	–	(747)	(2,329)
投資物業公平價值變動	–	–	–	–	(2,421)	(1,523)	(2,421)	(1,523)
其他非現金支出/(收入)	(305)	67,840	2,277	3,091	6,599	(81,736)	8,571	(10,805)
資本開支	126,797	111,992	19,401	28,939	68,235	97,284	214,433	238,215
實現在股東權益內 之可供出售投資公平 價值收益	–	–	–	–	(33,933)	–	(33,933)	–
實現在股東權益內 之土地及樓宇重估盈餘	–	–	3,670	–	–	90	3,670	90

財務報表附註

二零零七年十二月三十一日

4. 分類資料(續)

在確定本集團之地域分類時，收益按顧客所處地區分類，資產則按資產所在地分類。

本年度並沒有業務間的銷售及轉撥(二零零六年: 無)

(a) 業務分類

下表分別列出於二零零六年及二零零七年十二月三十一日之本集團以業務分類之收入，盈利及若干資產、負債及開支資料。

本集團

	零售業務		出口業務		其他		合併	
	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
分類收入：								
向外間顧客銷貨	**3,627,826**	2,918,766	**938,193**	1,254,136	**217,861**	224,457	**4,783,880**	4,397,359
其他收入及收益	**310,462**	27,828	**70,055**	26,351	**20,208**	20,093	**400,725**	74,272
總計	**3,938,288**	2,946,594	**1,008,248**	1,280,487	**238,069**	244,550	**5,184,605**	4,471,631
分類業績	**545,165**	207,557	**64,514**	67,844	**8,960**	12,777	**618,639**	288,178
利息收入及未分配收入							**84,853**	136,475
未分配費用							**(57,495)**	(44,522)
融資成本							**(16,595)**	(17,837)
應佔溢利及虧損：								
共同控制公司	**-**	-	**(739)**	341	**19**	(53)	**(720)**	288
聯營公司	**(5,743)**	-	**15,450**	28,662	**-**	-	**9,707**	28,662
除稅前溢利							**638,389**	391,244
稅項							**(85,114)**	(77,586)
本年溢利							**553,275**	313,658

財務報表附註

二零零七年十二月三十一日

3. 重大會計判斷及估計(續)

估計涉及的不確定性(續)

商譽減值

本集團已訂立是否將商譽最少每年度作減值。此需要預計分配至各現金產生單位之使用價值。本集團需要估計各現金產生單位之預期將來現金流量計算估計使用價值，並採用適當貼現率計算該等現金流量之現值。於二零零七年十二月三十一日，商譽賬面值為38,612,000港元(二零零六年：38,612,000港元)。詳情載列於附註17。

存貨撥備

管理層於各結算日檢討本集團之存貨賬齡分析，並就已認為不再適合出售之陳舊及滯銷存貨項目作出撥備。該撥備之評估須涉及管理層判斷及估計。倘實際結果或未來之預期與原定估計不同，則該等差額將於該估計已變更期間內影響該存貨之賬面值及撥備費用／回撥。此外，所有存貨均定期進行實物盤點，以決定是否需要對所識別的陳舊及滯銷存貨作出撥備。本集團於各結算日進行存貨檢討，並對陳舊及滯銷存貨項目作出撥備。管理層於各結算日重新評估有關估計。本公司董事認為合併財務報表已就陳舊及滯銷存貨作充足撥備。

4. 分類資料

分類資料以兩種分類模式呈列：(i)按業務分類呈報之主要分類模式；(ii)按地域分類呈報之次要分類模式。

本集團之經營業務按經營性質，提供之商品及服務性質而劃分架構及管理。本集團轄下各業務分類代表一項策略性商業單元。此單元提供之商品及服務所承擔之風險及獲得之回報有別於其他業務類別。業務分類之概略如下：

(a) 零售業務經營零售日常便服；

(b) 出口業務生產及出口成衣；及

(c) 其他業務，主要為布料買賣及其它業務。

財務報表附註

二零零七年十二月三十一日

3. 重大會計判斷及估計(*續*)

判斷

在採納本集團之會計政策的過程中，管理層已作出下列判斷，除該等涉及估計數字外，此等判斷對財務報表已確認的數額均有重大影響：

經營租約承擔—作為出租人

本集團擁有商業物業作投資組合。本集團釐定擁有該以經營租約形式出租物業業權之風險及收益。

投資物業及自用物業分類

本集團已定立是否將物業界定為投資物業的判斷基礎。投資物業視為用作賺取租金或待資本升值用途或兩者皆是。因此，本集團認為物業產生之現金流獨立於本集團其他資產。

有些物業由賺取租金或待資本升值的部份及用作生產或提供貨品或服務或其他行政用途的部份組成。如這些部分能獨立出售(或以融資方式出租)，本集團將各部份獨立入賬。如這些部份不能獨立出售，該物業只有在少部份用作生產或提供貨品或服務或其他行政用途的情況下，才被視為投資物業。

本集團已對每項物業作出判斷，決定物業之附屬設施是否重大，令物業不符合資格列為投資物業。

估計涉及的不確定性

於結算日，關於將來的關鍵假設及其他估計不確定性的主要原因闡述如下，此等假設及不確定性原因可能導致資產及負債賬面值於下一財政年度內出現重大調整。

財務報表附註

二零零七年十二月三十一日

2.4. 主要會計政策概要(*續*)

外幣

本財務報表以港元呈列，此仍本公司之功能及呈列貨幣。本集團各實體的財務報表所列項目，乃按該實體自行決定之功能貨幣計量。外幣交易均按交易日當日之匯率換算為功能貨幣。外幣計值的貨幣資產及負債以結算日匯率換為功能貨幣。除已提供海外投資作對沖的外幣借貸外，所以匯兌差異均轉入損益項目。對沖項目則轉入權益項目直至出售該投資時，才於損益表內確認。借貸相關税項所產生的匯兑差異亦視作權益處理。非貨幣項目按歷史成本計量，以始初交易日匯率換算。以公平價值計量的外幣非貨幣項目以決定公平價值該日的匯率換算。

部份海外附屬公司、共同控制公司及聯營公司採用港元以外貨幣作為功能貨幣。於合併時已採用結算日匯率將該實體的資產及負債項目換算成本公司的呈列貨幣，而且損益表則按年內之加權平均匯率換算為港元。由此產生之匯兑差異列入外匯變動儲備。當出售外幣實體時，相關已確認於權益內之累計金額將撥入損益表。

計算合併現金流量表時，海外附屬公司現金流轉以現金流動當日的匯率換算為港元。頻繁的海外附屬公司經常性現金流轉，以年內之加權平均匯率換算為港元。

3. 重大會計判斷及估計

管理層編制本集團的財務報表時，須於報告當日作出會影響報告當日所呈報收入，開支，資產及負債的報告金額及或然負債披露的判斷、估計及假設。然而，由於有關假設和估計的不確定因素，可導致管理層須就未來受影響的資產或負債賬面金額作出重大調整。

財務報表附註

二零零七年十二月三十一日

2.4. 主要會計政策概要*(續)*

其他僱員福利*(續)*

退休福利計劃(續)

在強積金計劃實施前，本集團為所有僱員提供兩項界定供款退休福利計劃，該計劃之資產乃與本集團之資產分開，獨立管理。根據其中一項計劃，僱主及僱員之供款於一九九四年一月暫停，惟管理人根據該計劃之規則繼續管理及投資該計劃之資產，並按該計劃之條款向僱員付款。根據另一計劃，合資格僱員乃按其薪金之指定百份比計算供款，並於彼等支付時按該計劃條款計入損益表內。倘僱員於可獲得僱主之全部供款前退出該計劃，其未能領取之款額可用作減低本集團日後應支付之供款。此計劃於二零零零年十二月一日後仍然運作。

本集團需為中國國內營運之附屬公司之僱員對地方政府營運之中央退休金計劃作出供款。國內附屬公司需根據員工薪金百分比供款至中央退休金計劃。根據中央退休金計劃的規定，供款視作應付款項及記賬於損益表內。

股息

董事建議派付之末期股息於資產負債表之資本及儲備項下，列作保留溢利之獨立分配，直至股東於股東週年大會批准派付該等股息。倘該等股息獲股東批准，並予以宣派，則確認為負債入賬。

中期股息由本公司同時建議及宣派，因本公司之公司細則授權董事宣派中期股息之權利。故此，中期股息於建議派付及宣派時隨即確認為負債。

財務報表附註

二零零七年十二月三十一日

2.4. 主要會計政策概要(續)

以股份為基礎的支出(續)

倘註銷權益結算報酬，則會視作已於註銷當日歸屬，而任何未就報酬確認的開支將即時確認。然而，倘以新報酬取代所註銷的報酬，並於授出當日列作取代回報，則所註銷及新授出的報酬將視作原有報酬的修訂，有關詳情載於上段。

尚未行使購股權的攤薄影響乃反映為計算每股盈利時的額外股份攤薄。

本集團已就權益結算報酬採納香港財務報告準則第2號的過渡條文，並僅就於二零零二年十一月七日後批授而於二零零五年一月一日尚未歸屬以及在二零零五年一月一日或之後批授的權益結算報酬應用香港財務報告準則第2號。

對於二零零二年十一月七日或之前授予員工的購股權之財務影響，並沒有於本公司或本集團內之資產負債表內反映直至行使購股權，其成本亦沒有於損益表或資產負債表內確認。當行使購股權時，本公司將以股本面值增加股本，而行使價超出股本面值部份將以股本溢價方式於本公司內確認。於行使日期前取消或失效之購股權均由尚未行使購股權之名冊內剔除。

其他僱員福利

退休福利計劃

根據強制性公積金條例，本集團為所有合資格參加之僱員管設一個界定供款強制性公積金退休福利計劃法(「強積金計劃」)。按照強積金計劃之規章，供款乃按參與之僱員相關薪酬及津貼的某一百份比計算，並於應付供款時自損益表扣除。強積金計劃之資產與本集團資產分開處理，另由一個獨立運作之基金管理。本集團之僱主供款一旦注入強積金計劃即悉數歸屬僱員，僱主自願供款部份除外。倘僱員於可獲得僱主之自願供款部分前離職，該部分按強積金計劃規定退回本集團。

財務報表附註

二零零七年十二月三十一日

2.4. 主要會計政策概要*(續)*

收入確認*(續)*

(e) 租金收入，按租約年期內以直線法計算；及

(f) 股息收入，於確立股東收款權利時確認。

以股份為基礎的支出

本公司管理購股計劃的目的，是為了合資格參與者對本集團業務作出貢獻給予彼等獎勵及報酬。本集團內的員工(包括董事)以權益工具對價交易作為提供服務報酬(「權益結算交易」)。

與僱員進行權益結算交易的成本將參照授予工具當日公平價值計算。在評估權益結算交易時，概不考慮任何表現條件，惟與本公司股價相關的條件(「市場條件」)(倘適用)除外。

權益結算交易的成本，連同股本的相應增加，於達致表現及／或服務條件的期間予以確認，直至有關僱員完全可享有有關報酬之日(「歸屬日」)為止。於歸屬日之前各結算日就權益結算交易確認的累計開支，乃反映歸屬期屆滿的程度，以及本集團對於最終歸屬的權益工具數量的最佳估計。期內收益表扣除或計入的金額乃代表該期間期初及期末所確認的累計開支變動。

除市場條件歸屬的報酬外，對於最終未予歸屬的報酬，則不予確認費用。而對於按市場條件歸屬的報酬，在滿足所有其他表現條件的情況下，不論市場條件是否達到要求，均視作已歸屬。

倘修訂權益結算報酬的條款，將會至少確認開支，猶如有關條款並無修訂。此外，亦會就任何修訂確認開支，增加股本償付安排的公平價值總額，或於修訂當日計算時對僱員有利。

財務報表附註

二零零七年十二月三十一日

2.4. 主要會計政策概要（*續*）

所得稅（*續*）

- 對於涉及附屬公司、聯營公司及合營企業權益之投資的應課稅暫時性差異而言，只有在暫時性差異有可能在可見將來撥回，而且日後有可能出現應課稅利潤，可用以抵扣該等暫時性差異時，方會確認遞延稅項資產。

遞延稅項資產的賬面值，在每個結算日予以審閱。若不再可能有足夠應課稅利潤用以抵扣相關稅項資產的全部或部分，則扣減遞延稅項資產賬面值。相反，在可能有足夠應課稅利潤用以抵扣相關稅項資產的全部或部份時，則確認過往不予確認的遞延稅項資產。

遞延稅項資產及負債乃按變現資產或清償負債時預期適用的稅率衡量，並以結算日當日已經生效或大致上已生效的稅率(及稅法)為基準。

遞延稅項資產及負債只可在現行稅項資產及負債有合法權利，以及遞延稅項乃關乎同一應課稅實體及統一稅務機關情況下，方可互相抵銷。

收入確認

收入乃本集團預計可獲得經濟利益及收入能可靠地計算時才確認入賬，基礎如下：

(a) 銷售貨品，出口成衣及布匹貿易，當擁有權之重大風險及收益已轉予買方，惟本集團對該等出售貨品並無維持一般與業權有關之管理權，亦無實際控制權；

(b) 提供分包及管理服務，當該等服務提供時；

(c) 提供裝修及翻修服務，當該等服務於一段期間內完成；

(d) 利息收入，以權責發生為基礎，財務資產的淨賬面值以實際利率折現該財務工具估計之未來現金流計算；

財務報表附註

二零零七年十二月三十一日

2.4. 主要會計政策概要*(續)*

撥備

當因已發生的事件而產生現有法律或推定的責任，而日後解除責任時有可能須消耗資源時確認撥備，但估算責任所涉及的款額須能夠可靠地估算。

當折現的影響是重大時，則所能確認的撥備為於結算日，預期須用以清償責任的未來開支的現有價值。因時間過去而增加的已折現現有價值部份，均列入損益表的財務成本內。

所得税

所得税包括當期及遞延税項。所得税於損益表內確認，如該項所得税與已於股東權益確認之項目有關，或與於股東權益不同期間入賬之項目有關，則於股東權益確認。

當期和以前年度的現時税項資產和負債按預期可收回或支付予税務機構的金額計算。

在結算日時資產與負債的税基與其在財務報告的賬面值之間的所有暫時性差異，須按負債法計提遞延税項撥備。

所有應課税暫時性差異均會確認為遞延税項負債，惟下列則屬例外：

- 倘若遞延税項負債的起因是由於商譽，或在一宗非屬業務合併的交易中初步確認之資產或負債，與及在交易時，對會計利潤或應課税利潤或虧損均無影響；及

- 對於涉及附屬公司，聯營公司及合營企業權益之投資的應課税暫時性差異而言，倘若撥回暫時性差異的時間可以控制，以及暫時性差異不甚可能在可見將來撥回。

對於所有可於税務上扣減之暫時性差異、承前未用税項資產及未用税項虧損，若日後有可能出現應課税利潤，可用以抵扣該等可扣減暫時性差異、該等承前未用税項資產及未用税項虧損確認為遞延税項資產，惟應注意下列各點：

- 倘若有關可扣減暫時性差異的遞延税項資產的起因，是由於在一宗非屬業務合併的交易中初步確認資產或負債，而且在交易時，對會計利潤或應課税利潤或虧損均無影響，則屬例外；及

財務報表附註

二零零七年十二月三十一日

2.4. 主要會計政策概要(續)

終止確認財務負債

當負債項下的責任獲解除或取消或屆滿時，終止確認財務負債。

倘現有財務負債被來自同一借款人但條款極不相同的另一項負債所取代，或對現有負債的條款進行大幅修改，上述更替或修訂將被視作終止確認原有負債及確認新負債，而有關賬面值的差額將確認為溢利或虧損。

衍生財務工具及對沖

本集團利用貨幣遠期合約等衍生財務工具對沖其外幣波動相關風險。該等衍生財務工具乃按訂立衍生工具合約當日的公平價值初步確認，其後按公平價值重新計量。當公平價值為正數時，該等衍生工具入賬列為資產，當公平價值為負數時，則列為負債。

不適用於對沖會計法的衍生工具的公平價值變動產生的任何損益、直接撥入年內溢利或虧損淨額。

貨幣遠期合約的公平價值仍經參考現時同類到期日合約的遠期匯率而釐定。

存貨

存貨乃按成本或可變現淨值兩者中之較低者列賬。成本以先進先出及加權平均法計算。如屬在製品及製成品，其成本包括直接材料、直接工資、及適當比例的間接成本。可變現淨值乃按估計售價減預期完成並出售所需之成本計算。

現金及現金等額

就合併現金流量表而言，現金及現金等額包括手持現金、活期存款及可隨時轉換為已知金額現金之短期高變現能力之投資(有關投資所受價值變動之風險並不重大，並於收購後三個月內到期)減去須於要求時還款及構成本集團現金管理之基本部份的銀行透支。

就資產負債而言，現金及現金等額指手持現金及銀行現金，包括定期存款，以及性質近似現金、使用不受限制之資產。

財務報表附註

二零零七年十二月三十一日

2.4. 主要會計政策概要*(續)*

終止確認財務資產*(續)*

倘本集團已轉讓其收取資產現金流量的權利，但並無轉讓或保留資產的所有風險及回報，亦無轉讓資產的控制權，該資產按本集團持續參與有關資產的部份確認。倘以就已轉讓資產作出保証的形式持續參與有關資產，按資產原有賬面值與本集團可能須償還的最高代價金額兩者間的較低者計算。

倘以已轉讓資產的保證及／或購入購股權(包括現金結算購股權或相似撥備)的形式持續參與有關資產，本集團持續參與的部份為本集團可能購回的已轉讓資產的金額，惟倘為按公平價值列賬資產的保證認沽期權(包括現金結算購股權或相似撥備)，則本集團持續參與的部份僅限於已轉讓資產的公平價值及購股權行使價(以較低者為準)。

按攤銷成本入賬之財務負債(包括計息貸款及借貸)

財務負債包括貿易及其他應付款項，欠共同控制公司款項，欠聯營公司款項，少數股東長期貸款及計息銀行借款初步按公平價值減直接交易成本列賬，隨後以實際利息法按攤銷成本計量，倘貼現影響並不重大，財按成本列賬。有關利息開支於損益表「融資成本」內確認。

有關收益及虧損於負債取消確認時透過攤銷過程在溢利或虧損淨額中確認入賬。

財務擔保合約

香港會計準則第39號範圍內之財務擔保合約乃列作財務負債入賬。財務擔保合約初步以其公平價值及收購或發行財務擔保合約直接應佔之交易成本確認，惟倘有關合約乃以公平價值計入損益者則除外。於初步確認後，本集團將以下列兩項之較高者計量財務擔保合約：(i)按照香港會計準則第37號*撥備、或有負債和或有資產*釐定之金額；及(ii)初步確認之金額減(如適用)按照香港會計準則第18號*收入確認*之累積攤銷。

財務報表附註

二零零七年十二月三十一日

2.4. 主要會計政策概要(*續*)

財務資產減值(*續*)

以成本計價的資產

倘有客觀跡象表明，因公平價值無法可靠計算而不以公平價值列賬的非上市股本工具，出現減值虧損，有關虧損金額按資產賬面值與估計未來現金流量按類似財務資產現行市場回報率折讓的現值之間的差額計算。該等資產的減值虧損不得撥回。

可供出售財務資產

若可供出售財務資產出現減值，其成本值(扣除任何主要付款及攤銷)與現行公平價值之差額，在扣減以往在損益表確認之任何減值虧損後會由權益轉撥至損益表。當可供出售股本投資之公平價值大幅或長期跌至低於其成本且出現大幅或長期下降或出現其他明顯減值跡象或出現減值之其他客觀證據時，則就可供出售股本投資計提減值準備。「大幅」或「長期」之定義須經判斷而釐定，此外，本集團亦評估其他因素，包括股份價格波動。分類作可供出售之股本工具之減值虧損不會透過損益表撥回。

終止確認財務資產

在下列情況下，終止確認財務資產(或(倘適合)部份財務資產或一組類似財務資產的一部份)：

- 收取資產現金流量的權利已到期；
- 本集團保留收取資產現金流量的權利，惟根據「轉手」安排有責任即時將有關金額悉數支付第三方；或
- 本集團已轉讓其收取資產現金流量的權利，且(a)已基本轉讓資產的所有風險及回報，或(b)並無轉讓或保留資產的所有風險及回報，但已轉讓資產的控制權。

財務報表附註

二零零七年十二月三十一日

2.4. 主要會計政策概要*(續)*

投資及其他財務資產*(續)*

公平價值

在有組織金融市場上買賣活躍的投資的公平價值，乃參考結算日收盤時市場的買入報價來釐定。就並無形成活躍市場的投資而言，其公平價值乃採用估值法釐定。有關方法包括採用近期的公平市場交易；參照大致相同的其他工具的現行市值及現金流量折現分析。

財務資產減值

於各結算日，本集團會評估是否有客觀跡象表明一項財務資產或一類財務資產已減值。

以攤銷成本計價的資產

倘有客觀跡象顯示以攤銷成本計價的貸款及應收款或持有至到期投資已出現減值虧損，虧損金額按資產的賬面價值與估計未來現金流量(不包括尚未產生的日後信貸損失)按財務資產原有實際利率(即初步確認時的實際利率)折現的現值之間的差額計算。資產的賬面值可直接調低或透過使用備抵賬抵減。有關減值虧損在損益中確認。貸款及應收款項連同任何相關津貼並無日後收回之實際前景時予以撇銷。

倘其後減值虧損金額減少，且有關減少客觀上與確認減值後發生的事件有關，則先前確認的減值虧損可通過調整備抵賬目予以撥回。其後撥回的任何減值虧損於收益表確認，惟資產的賬面值不得超逾其於撥回當日的攤銷成本。

就應收貿易及其他應收款項而言，倘有客觀證據(如債務人可能資不抵償或出現嚴重財務困難及由於科技、市場經濟或法律環境等的重大轉變對該負債人產生不良影響)顯示本集團無法按照原有發票條款收回所有到期應付款項，本集團會作出減值撥備。應收款項之賬面值會因使用撥備賬戶而減少。減值債務一經評估為無法收回即會終止確認。

財務報表附註

二零零七年十二月三十一日

2.4. 主要會計政策概要(續)

投資及其他財務資產(續)

以按公平價值計入損益的財務資產(續)

若合約包含一個或多個嵌入式衍生工具，整份混合式合約可能指定為以公平價值計入損益之財務資產，惟嵌入式衍生工具未使現金流量發生重大變化或明確禁止嵌入式衍生工具分離除外。

若財務資產滿足以下標準，可在初次確認時劃分為以公平價值計入損益：(i)劃分可排除或大大降低以不同標準計量資產或確認損益而產生之矛盾處理；(ii)根據記錄風險管理政策，資產為以公平價值管理及評估業績之財務資產之一部份；或(iii)財務資產包含無須單獨記錄之嵌入式衍生工具。

貸款及應收款

貸款及應收款為有固定或可釐定付款且沒有在活躍市場上報價的非衍生財務資產。該類資產其後以實際利率攤銷法攤銷再計算減值後之成本列賬。攤銷成本之計算乃經計及收購產生之任何折扣或溢價，及包括實際利率及交易成本之內部組成部份費用。當終止確認為貸款及應收款、減值或攤銷過程中時，收益及虧損於損益表內確認。

可供出售財務資產

可供出售財務資產為被指定為可供出售的非衍生財務資產，這些資產可以是上市或非上市股本證券，可供出售並非分類為以上兩種類別的財務資產。於首次確認後，可供出售財務資產按公平值計量，而有關損益則於權益內分開確認，直至投資取消確認或直至投資被定為已出現減值為止，在此情況下，以往已於權益呈報之累計收益或虧損將計入損益表。所賺取之利息及股息乃分別被呈報為利息收入及股息收入，並根據下文「收入確認」所載政策於損益表內確認為「其他收入」。有關投資減值所引致之虧損於損益表內確認為「可供銷售投資之減值」，並從可供出售之財務資產重估儲備中轉撥。

財務報表附註

二零零七年十二月三十一日

2.4. 主要會計政策概要*(續)*

投資及其他財務資產

根據香港會計準則第39號，財務資產可分類為以公平價值計入損益的財務資產，貸款及應收賬及可出售財務資產，如適用。當財務資產開始確認時，以公平價值加入直接應佔交易成本(如在公平價值不計入損益的情形下)。

本集團於首次成為合約一方時並評估該合約是否內含嵌入式衍生工具。就分析顯示若經濟之性質及內含嵌入式衍生工具之風險對該主合約並無緊密關連，該主合約與內含嵌入式衍生工具被視為分隔，其後並非以公平值計入損益。若合同細節有所變動而導致在合同上的現金流量有重大修改，則再重新評估。

本集團於首次確認後釐定其財務資產分類，並在容許及適當之情況下於結算日重新評估有關分類。

財務資產的定期購入及出售在交易日確認—交易日指本集團承諾購入或出售該資產之日。定期購入及出售是指財務資產的購入及出售需要按條例於指定期間內將資產送抵並投入市場。

以按公平價值計入損益的財務資產

以公平價值計入損益表之財務資產包括持作交易之資產，及在初次確認時劃分為以公平價值計入損益之資產。財務資產如以短期賣出為目的而購買，則分類為持作交易資產。本集團持有之衍生工具亦歸類為持作交易，除非彼等被指定為有效對沖工具或財務擔保合約。持作交易投資之盈虧在收益表中確認。於損益表內確認之收益或虧損之公平值淨值並不包括就該等財務資產所賺取之任何股息及利息，該等收入乃根據下文「收入確認」所載列之政策予以確認。

財務報表附註

二零零七年十二月三十一日

2.4. 主要會計政策概要(續)

投資物業(續)

投資物業公平價值變動所產生的盈利或虧損，直接反映在該年度之損益表內。

當出售投資物業時，所產生的盈利或虧損，於出售年度之損益表內確認。

倘有物業由集團自用物業轉變為投資物業，集團會將該等物業按照「物業、廠房及設備及折舊」政策處理截至使用性質轉變為止，及於使用性質轉變當日，該等物業之賬面值及公平價值之差額按照上文所述「物業、廠房及設備及折舊」政策確認為重估值。

租賃

凡將所有資產擁有權之收益及風險(法定業權除外)轉讓至本集團之租約均列作融資租賃。訂立融資租賃時，資產之原值按最低租賃付款之現值列作資本，並連同債務(不計利息部分)入賬，以反映購買及融資情況。資本化之融資租賃資產列入物業、廠房及設備內，並以直線成本法估計資產使用年期折舊，註銷所有租賃資産扣除剩餘價值後之成本或重估值。相關融資成本則直接反映在損益表中，以反映租賃期內的穩定支出。

凡融資性質租購合約買入資產會確認為融資租賃，並以估計資產使用年期折舊。

凡租賃公司仍實際上保留資產擁有權之所有收益及風險之租約均列作經營租約。本集團作為出租人，租賃資產於非流動資產內列賬及此等經營租金收入以直線法按租約年期計入損益表內。本集團作為承租人，此等經營租金以直線法按租約年期由損益表內扣除。

土地租賃預付始初以成本列賬，其後按其租賃年期以直線成本法確認。當租賃支出不能合理劃分為土地及物業部份，整個租賃支出將以融資租賃資產形式列作物業、廠房及設備處理。

財務報表附註

二零零七年十二月三十一日

2.4. 主要會計政策概要*(續)*

物業、廠房及設備及折舊*(續)*

折舊之計算方法乃根據個別資產按估計可使用年期，以直線法撇銷其原值或估值，所用之主要年率如下：

樓宇	1.67% – 5%或按租約年期(以較短者為準)
租賃物業裝修	20% – 25%或按租約年期(以較短者為準)
廠房設備及機器	10% – 25%
傢俬設備、裝置及辦公室設備	10% – 33%
汽車	20% – 30%

當一項物業、廠房及設備的各部份有不同可使用年期時，該項目各部份的成本或價值將按合理的基準劃分，並獨立計算折舊。

於每一個資產負債表結算日，就殘值、可使用年期及折舊方法進行覆核及調整(如適用)。

當資產被處置或不能為企業帶來未來經濟收益時，將終止確認其價值。一項物業、廠房和設備處置及報廢所產生之收益或損失按售出淨額減去該等資產之賬面淨值後之差額確認於損益表中。

在建工程乃指正在興建中之大廈，以原值扣除減值虧損而不予折舊入賬。原值包括興建之直接成本。在建工程於完成及可供使用時重置為適當類別之物業、廠房及設備或投資物業。

投資物業

投資物業是指持有的土地及樓宇(包括經營租賃下某項物業之租賃權益，並在其他方面符合投資物業之涵義者)作為賺取租金或待資本升值用途；且不用作生產或提供貨品、服務或其他行政用途或正常業務銷售。該物業始初以成本列賬，包括交易費。其後於每年年結日按公平價值列賬以反映市值。

財務報表附註

二零零七年十二月三十一日

2.4. 主要會計政策概要（續）

關聯方（續）

(f) 有關方乃(d)或(e)項所述人士直接或間接控制、與他人共同控制或發揮重大影響力，或擁有重大投票權；或

(g) 有關人士乃為本集團或本集團關連人士之任何實體為其僱員利益而設之結束僱傭後福利計劃。

物業、廠房及設備及折舊

除在建工程外，物業、廠房及設備乃按原值或估價減累計折舊及減值列賬。物業、廠房及設備成本包括其購買價及將資產達至運作狀況及位置以作其計劃之用途產生之任何直接應計成本。當物業、廠房及設備開始運作後的應計支出，如保養維修費用，一般於產生時在損益賬中扣除。若可清楚顯示上述費用能增加將來使用物業、廠房及設備時帶來之經濟利益，且能作可靠估算，該等費用則會資本化，作為資產的額外成本。

本集團會定期對資產進行評估，以確保資產賬面值不會有重大偏離公平價值。由於重估物業、廠房及設備而產生的價值變動，將計入資產重估儲備。若以每項資產獨立計算後，其儲備總額不足以彌補重估虧損，差額將於損益賬中扣除。其後任何重估盈餘也直接反映在損益賬中，直至完全抵銷以往反映在損益表的不足額為止。當出售重估資產時，過往估值變現列入資產重估儲備內之部份將撥入保留溢利，以儲備變動方式列賬。

財務報表附註

二零零七年十二月三十一日

2.4. 主要會計政策概要(續)

除商譽以外的非財務資產減值(續)

減值虧損僅於資產賬面價值超出其可收回金額時予以確認。在評估使用價值時，本集團會使用可反映目前市場對貨幣時間價值的評估及該資產特定風險評估之稅前折算率，估計日後現金流量的折讓現值。減值虧損於產生期間在損益表中扣除，惟當該資產以重估值為其賬面值時，減值虧損則按重估資產之有關會計政策入賬。

於每一個資產負債表日，對是否存在跡象表明以前年度確認之資產減值損失可能不復存在或已減少作出評估。若有該等跡象存在，應對資產之可回收金額作出估算。只有當用於確定該資產之可收回價值之估算發生變更時，才能轉回以前年度已確認之資產減值損失，但轉回之數額不應高於資產以前年度未確認減值損失時確定之賬面價值(扣除攤銷／折舊)。資產減值損失的轉回於發生時計入損益表，惟當該資產以重估值為賬面值時，減值虧損返還則按重估資產之有關會計政策入賬。

關聯方

在下列情況下，有關方將被視為本集團的關聯方:

(a) 有關方直接或透過一名或多名仲介人間接;(i)控制本集團，或受到本集團控制或共同控制;(ii)擁有本公司的權益，並可對本集團實施重大影響力；或(iii)與他人共同擁有本集團的控制權;

(b) 有關方為聯營方；

(c) 有關方為共同控制實體；

(d) 有關方為本集團或其母公司的主要管理人員；

(e) 有關方為(a)或(d)項所述人士的直系親屬；

財務報表附註

二零零七年十二月三十一日

2.4. 主要會計政策概要(續)

商譽(續)

訂約日期為二零零五年一月一日或以後之收購事項之商譽(續)

本集團每年對商譽之賬面值進行減值檢討，惟期間或年度內有跡象顯示商譽發生減值，則會更頻繁對其進行檢討。本集團於十二月三十一日進行其商譽之年度減值測試。為測試減值，因業務合併所得之商譽，從收購日起被分配到本集團各個或各組預期將受惠於合併之協同效應的現金產生單位，不管本集團之其他資產或負債是否被分配到該等或該組單位。

減值乃透過評估與商譽有關之現金產生單位(或現金產生單位組別)之可追償數額而釐定。減值須於現金產生單位(或現金產生單位組別)之可追償數額少於其賬面值時確認入賬。商譽之減值於確認後不會在後來之期間回撥。

當商譽成為一個現金產生單位(或現金產生單位組別)的一部分，而當該單位的部份業務被出售時，有關出售業務之附帶商譽應包括在該業務的賬面值內，以計算出售業務之溢利或虧損。在這情況下，出售之商譽是根據出售業務及保留於現金產生單位的部份之相對價值來計量。

往年已抵銷合併滾存溢利之商譽

於二零零一年採納香港會計師公會會計準則第30號「業務合併」(「SSAP30」)前，收購產生之商譽於收購年度與合併滾存溢利抵銷。採納香港財務報告準則第3號後，當出售產生該商譽之全部或部份業務時或商譽的現金單元出現減值跡象時，容許該商譽仍然與滾存溢利抵銷，而非反映於損益表內。

除商譽以外的非財務資產減值

倘出現減值跡象或需要對一項資產(除存貨、財務資產、遞延稅項資產、投資物業及商譽)進行年度減值測試時，則需要評估該資產的可回收金額。一項資產之可收回金額乃採用資產或者現金單元的使用價值及其公平價值減出售費用兩者之中的較高者，並就個別資產確定，除非該項資產產生的現金流入在很大程度上未能獨立於其他資產或資產組別的現金流入，於此情況下，則可收回金額按該資產所屬現金產生單位釐定。

財務報表附註

二零零七年十二月三十一日

2.4. 主要會計政策概要*(續)*

共同控制公司

共同控制公司為在合營方共同控制下之公司，唯合營各方對共同控制公司之商業活動概無單方面控制權。

本集團應佔共同控制公司權益乃根據權益會計法按本集團應佔共同控制公司之資產淨值扣除減值虧損，列入合併資產負債表內。本集團應佔共同控制公司收購後之業績及儲備分別計入合併損益表及合併儲備內。本集團與其共同控制公司進行之交易所引致之未變現收益及虧損以本集團於共同控制公司之權益為限予以撇銷，惟倘未變現虧損提供所轉讓資產之減值證據則除外。

聯營公司

聯營公司乃本集團長期持有其不少於20%投票權及本集團之地位足以對其發揮重大影響力之公司，惟並非附屬公司及共同控制公司。

本集團應佔聯營公司權益乃根據權益會計法按本集團應佔聯營公司之資產淨值扣除減值虧損，列入合併資產負債表內。本集團應佔聯營公司收購後之業績及儲備分別計入合併損益表及合併儲備內。本集團與聯營公司進行交易產生之未變現損益會撇銷至以本集團於有關聯營公司之權益為限，惟未變現虧損在轉讓資產出現減值時除外。收購聯營公司產生之商譽而未被對銷或在合併儲備內撇銷，將成為本集團應佔聯營公司的一部份。

商譽

收購附屬公司、聯營公司及共同控制公司所產生之商譽，乃指收購代價超逾於收購日應佔可辨別資產，負債及或有負債之公平價值。

訂約日期為二零零五年一月一日或以後之收購事項之商譽

因收購產生之商譽在合併資產負債表中確認為資產，初始以成本值確認，隨後按照成本扣除減值虧損列示。有關聯營公司之商譽已包括在本集團應佔權益賬面值當中，而不會於合併資產負債表上分開單列為一個資產項目。

財務報表附註

二零零七年十二月三十一日

2.4. 主要會計政策概要

附屬公司

附屬公司為本公司直接或間接控制其財務及運作政策之公司，並從其經濟活動中獲得利益。

附屬公司之業績在本公司的損益賬中只計入已收及應收股息。應佔附屬公司權益乃按成本值扣除減值虧損列賬。

合營公司

合營公司指按合營協議成立，以獨立商業實體經營之公司，並由合營各方擁有其權益。

合營各方訂立之合營協議訂明合營夥伴之注資額、合營年期及解散時變現資產之基準。經營盈虧及剩餘資產分派將由合營各方按各自注資比例或合營協議之條款攤分。

合營公司在下列情況下將視為：

(a) 倘本集團直接或間接對合營公司有單一控制權，則視為附屬公司；或

(b) 倘本集團並無對合營公司之經濟活動行使單方面控制權，但直接或間接擁有共同控制權，列作共同控制公司；或

(c) 倘本集團直接或間接長期持有合營公司之註冊資本不少於20%，且無擁有其單方面控制權或共同控制權，唯對其可行使重大影響力，則列作聯營公司；或

(d) 依據香港會計準則第39號，倘本集團直接或間接長期持有合營公司之註冊資本20%以下，且無擁有其共同控制權或對其可行使重大影響力，列作長期投資。

財務報表附註

二零零七年十二月三十一日

2.3. 尚未生效的新訂及經修訂之香港財務報告準則之影響*(續)*

香港會計準則第27號經予修訂，將一間附屬公司之所有權權益之變動入賬為權益交易。因此，有關變動將不會對商譽產生任何影響，亦不會引致收益或虧損。此外，經修訂準則改變附屬公司所產生虧損以及控制一間附屬公司虧損之會計處理。此修訂不得予以追溯應用，並將影響未來與少數股東權益進行之收購事項及交易。

香港(國際財務報告註釋委員會)詮釋11規定，僱員獲授本集團權益工具的安排須列為權益交易計劃，即使該等工具乃由本集團向其他人士購買或由股東提供。香港(國際財務報告註釋委員會)詮釋11亦表明在涉及本集團內部兩個或以上實體的以股份為付款基礎交易之會計方法。由於本集團現時並沒有此類交易，故該詮釋不可能對本集團產生任何財務影響。

香港(國際財務報告註釋委員會)詮釋12規定，公共對私人服務特許權安排的經營者須按照合約安排的條款將換取建築服務而已收取或應收取的代價確認為財務資產及／或無形資產。香港(國際財務報告註釋委員會)詮釋12亦提出，在政府或公營實體授予興建提供及／或供應公共服務的基建項目合約時，經營者應如何應用現有香港財務報告準則將當中由服務特許權安排所產生的責任及權利入賬。由於本集團現時並無有關安排，故該詮釋不可能對本集團產生任何財務影響。

香港(國際財務報告註釋委員會)詮釋13規定，客戶所獲授予的忠誠獎勵以作為銷售交易一部份，須以銷售交易的獨立部份列賬。在銷售交易所收取的代價須在忠誠獎勵與銷售其他部份之間作分配。有關分配至忠誠獎勵的款額乃經參考其公平價值而釐定，並在有關獎勵可贖回或負債可另行撤銷前予以遞延。

香港(國際財務報告註釋委員會)詮釋14提出，根據香港會計準則第19號－*僱員福利*如何評估有關界定福利計劃(特別是存在最低供款規定時)未來供款的退款或扣減款額可確認為資產的限額。

由於本集團目前並無設有客戶忠誠獎勵及界定福利計劃，故香港(國際財務報告註釋委員會)詮釋13及香港(國際財務報告註釋委員會)詮釋14不適用於本集團，故不可能對本集團產生任何財務影響。

財務報表附註

二零零七年十二月三十一日

2.3. 尚未生效的新訂及經修訂之香港財務報告準則之影響(續)

[1] *於2009年1月1日或以後開始之會計年度生效*
[2] *於2007年3月1日或以後開始之會計年度生效*
[3] *於2008年7月1日或以後開始之會計年度生效*
[4] *於2008年1月1日或以後開始之會計年度生效*
[5] *於2009年7月1日或以後開始之會計年度生效*

香港財務報告準則第2號經予修訂，將「歸屬條件」之定義限制為包括提供服務之明確或不明確規定。任何其他條件為非歸屬條件，於釐定所授出權益工具之公平價值時必須考慮非歸屬條件。於報酬因未能符合實體或對方可控制之非歸屬條件而並無歸屬之情況下，這必須入賬為註銷。本集團並無訂立具有非歸屬條件之以股份為基準支付計劃，因此，預期有關以股份為基礎支付之會計方法不會有重大含義。

香港財務報告準則第3號經予修訂，制定業務合併會計處理之若干變動，該等變動將影響所確認之商譽數額、收購事項發生期間所呈報之業績及未來所呈報業績。此修訂不得予以追溯應用，並將影響未來與少數股東權益進行之收購事項及交易。

香港財務報告準則第8號將取代香港會計準則第14號 – *分類報告*，訂明一個實體須根據該實體組成部份之資料，可向主要營運決策人提供，籍以分配資源至各分類及評估其表現，匯報關於其營運分類資料。該準則並要求披露關於各分類提供之產品及服務、本集團營運之地區及來自本集團主要客戶之收入資料。

香港會計準則第1號經予修訂，將權益內之擁有人及非擁有人變動分開。權益變動表僅包括與擁有人進行之交易詳情，而權益內所有非擁有人變動獨立予以呈列。此外，該準則制定綜合收益報表：其指所有於損益內確認之收入及開支項目，連同一個報表或兩個有聯繫報表內之所有其他已確認收入及開支。本集團仍在評估其是否將有一個或兩個報表。

香港會計準則第23號經予修訂，要求借貸成本在直接關於收購、興建或生產合資格資產時撥為資本。由於本集團目前關於借貸成本之政策符合經修訂準則之要求，因此經修訂準則不會對本集團產生任何財務影響。

財務報表附註

二零零七年十二月三十一日

2.2. 新訂及經修訂之香港財務報告準則之影響*(續)*

(d) 香港(國際財務報告註釋委員會)詮釋9 – *重新評估嵌入式衍生工具*

此詮釋規定，本集團在首次訂立合同的日期，即為釐定嵌入式衍生工具是否需要自主合約分離及視為衍生工具之評估日期，並只有在合同有所修改並嚴重影響現金流量時，方需要進行重估。由於本集團並無嵌入式衍生工具需要自主合約分離，故有關詮釋對該等財務報告並無影響。

(e) 香港(國際財務報告註釋委員會)詮釋10 – *中期財務報告及減值*

本集團已於二零零七年一月一日採納該詮釋。該詮釋列明若往年中期曾對商譽，可供出售的權益工具的投資或按成本列值之財務資產，確認了減值損失，則該減值損失其後不可撥回。由於本集團就上述資產在中期並未撥回任何減值損失，故本詮釋並無對本集團之財務狀況或經營業績造成任何影響。

2.3. 尚未生效的新訂及經修訂之香港財務報告準則之影響

本集團的財務報表並未採用下列尚未生效的新訂及經修訂之香港財務準則。

香港財務報告準則2修訂本	*以股份為基礎的支付－授予情況及取消*[1]
香港財務報告準則3(經修訂)	*商業合併*[5]
香港財務報告準則8	*經營分部*[1]
香港會計準則1(經修訂)	*財務報告之呈報方式*[1]
香港會計準則23(經修訂)	*貸款成本*[1]
香港會計準則27(經修訂)	*綜合及單一財務報告*[5]
香港(國際財務報告註釋委員會)詮釋11	*香港財務報告準則2 – 集團及庫存股份交易*[2]
香港(國際財務報告註釋委員會)詮釋12	*特許權服務安排*[4]
香港(國際財務報告註釋委員會)詮釋13	*客戶忠誠計劃*[3]
香港(國際財務報告註釋委員會)詮釋14	*香港會計準則19 – 界定福利資產之限制、最低資金需求及兩者之相互關係*[4]

財務報表附註

二零零七年十二月三十一日

2.2. 新訂及經修訂之香港財務報告準則之影響

本集團採用了以下新訂及經修訂之香港財務報告準則，並首次應用在本年之財務報表，採納這些新增及修訂之會計準則及詮釋對本集團的財務報表並無重大影響。唯在個別事項會引致新訂和修改會計政策及附加披露資料。

香港財務報告準則7	*財務工具：披露*
香港會計準則1-修訂	*資本披露*
香港(國際財務報告註釋委員會)詮釋8	*香港財務報告準則2之範圍*
香港(國際財務報告註釋委員會)詮釋9	*重新評估嵌入式衍生工具*
香港(國際財務報告註釋委員會)詮釋10	*中期財務報告及減值*

採納此等新訂及經修訂香港財務報告準則之主要影響如下：

(a) 香港財務報告準則第7號 – *財務工具：披露*

此準則要求作出若干披露，以便使用財務報告人士可以評估本集團財務工具的重要性及該等財務工具所涉風險的性質與程度。在財務報告內各部分均可見新增披露。此準則對本集團的財務狀況或經營業績並無影響。在適當情況下，已加入／修訂比較資料。

(b) 香港會計準則第1號之修訂 – *財務報告之呈報方式 – 資本披露*

此修訂要求本集團作出披露，以便使用財務報告人士可以評估本集團管理資本之目標、政策及過程。此新增披露已於本財務報表附註45反映。

(c) 香港(國際財務報告註釋委員會)詮釋8 – *香港財務報告準則2之範圍*

此詮釋規定，在本集團無法具體確定部分或所有已收取貨物或服務之任何安排上，而本集團以授出權益工具或引致之負債作為代價(以本集團於權益工具之價值為基準)，看來少於所授予權益工具或所引致負債之公平價值，則須應用香港財務報告準則2。由於本公司只根據集團購股權計劃向集團僱員發出權益工具，故有關詮釋對此等財務報表並無影響。

財務報表附註

二零零七年十二月三十一日

1. 公司資料

旭日企業有限公司是一家成立於百慕達的股份有限公司。旭日企業有限公司之總辦事處及主要營業地點為香港九龍觀塘巧明街97號旭日集團大廈。

年內本集團經營日常便服之零售、出口及製造。

2.1. 編制基準

本財務報表乃按照香港會計師公會頒佈之香港財務報告準則(包括全部的香港財務報告準則、香港會計準則及註釋)、在香港被公認之會計原則及香港公司條例的披露要求而編制。除投資物業、部份物業及部份財務資產按公平價值評估外，本財務報表的其他項目均按歷史成本法編制。除特別註明外，本財務報表一般均按港元千位列示。

合併基礎

合併財務報表包括截至二零零七年十二月三十一日止年度本公司及其附屬公司之財務報表(統稱「集團」)，本公司就可能存在不同的會計政策而作出調整。計算合併附屬公司之經營業績從實際收購日獲得控制權開始直至結束控制權為止。本集團內各公司之間所有重大交易及往來賬餘額均於合併時抵銷。

上年度收購附屬公司按購買法進行核算。該方法指將企業合併成本分配到收購日取得的可確認資產和承擔的負債和或有負債的公平價值上。收購成本按所支付的資產、發行的股本投資以及發生或所承擔的負債在交易日的公平價值總值，再加上直接歸屬於收購活動的成本。

少數股東權益為外部股東佔本公司之附屬公司之業績及淨資產中之權益。

資產負債表

二零零七年十二月三十一日

	附註	二零零七年 港幣千元	二零零六年 港幣千元
非流動資產			
應佔附屬公司權益	18	**948,360**	696,385
流動資產			
其他應收賬款		**511**	816
現金及現金等額	27	**276,662**	433,200
流動資產總值		**277,173**	434,016
流動負債			
其他應付賬款及應付費用		**161**	151
流動資產淨值		**277,012**	433,865
資產淨值		**1,225,372**	1,130,250
權益			
已發行股本	34	**105,941**	105,486
儲備	36	**883,818**	790,163
擬派股息	12	**235,613**	234,601
權益總值		**1,225,372**	1,130,250

楊　釗太平紳士
董事

楊　勳
董事

合併現金流量表(續)

截至二零零七年十二月三十一日止年度

	附註	二零零七年 港幣千元	二零零六年 港幣千元
現金及現金等額增加/(減少)淨額		**385,089**	(407,855)
於一月一日現金及現金等額		**846,544**	1,243,078
外幣兌換率變動之淨影響		**19,440**	11,321
於十二月三十一日現金及現金等額		**1,251,073**	846,544
現金及現金等額結存分析			
現金及銀行結存	27	**572,723**	477,112
原到期日少於三個月之無抵押定期存款		**705,376**	389,936
銀行透支	30	**(27,026)**	(20,504)
		1,251,073	846,544

合併現金流量表(續)

截至二零零七年十二月三十一日止年度

	附註	二零零七年 港幣千元	二零零六年 港幣千元
營運產生之現金		**634,380**	241,105
利息收入	5	**35,376**	33,226
利息支出	6	**(16,547)**	(17,657)
融資租賃的利息部份	6	**(48)**	(180)
收取共同控制公司股息		**3,481**	2,983
收取聯營公司股息		**31,326**	22,036
出售股本投資所得款項		**106,773**	26,784
繳納香港利得稅		**(19,661)**	(9,263)
繳納海外稅項		**(45,536)**	(10,624)
經營活動現金注入淨額		**729,544**	288,410
投資活動之現金流量			
購買物業、廠房及設備		**(214,433)**	(238,215)
購買投資物業	15	**(15,765)**	–
出售物業、廠房及設備所得款項		**24,631**	8,538
收購附屬公司	37	**–**	(64,666)
出售附屬公司	38	**11,702**	–
投資聯營公司		**(30,000)**	–
出售聯營公司所得款項		**15,428**	–
增加以公平價值計入損益的財務資產		**(23,340)**	–
償還／(貸款)予聯營公司		**89,312**	(28,453)
減少已抵押存款		**17,447**	–
減少／(增加)原到期日超出三個月之無抵押期存款		**155,201**	(145,889)
投資活動所得現金流入／(流出)淨額		**30,183**	(468,685)
融資活動之現金流量			
發行股本所得款項	34	**11,059**	15,693
發行股本費用	34	**(21)**	(16)
新增銀行貸款		**220,270**	267,996
新增其他貸款		**2,143**	–
償還銀行貸款		**(288,189)**	(203,152)
償還融資租賃貸款之本金部份		**(950)**	(1,929)
少數股東注資		**–**	670
已付股息		**(273,208)**	(254,139)
已付少數股東股息		**(41,972)**	(51,424)
減少信託收據貸款		**(3,770)**	(1,279)
融資活動所得現金流出淨額		**(374,638)**	(227,580)
現金及現金等額增加／(減少)淨額		**385,089**	(407,855)

合併現金流量表

截至二零零七年十二月三十一日止年度

	附註	二零零七年 港幣千元	二零零六年 港幣千元
經營業務之現金流量			
除税前溢利		**638,389**	391,244
調整:			
融資成本	6	**16,595**	17,837
應佔共同控制公司及聯營公司溢利及虧損		**(8,987)**	(28,950)
利息收入	5	**(35,376)**	(33,226)
投資物業之公平價值變動	5	**(2,421)**	(1,523)
出售股本投資之收益	5	**(5,172)**	(5,741)
出售聯營公司收益	5	**(265,686)**	–
出售附屬公司收益	5	**(2,533)**	–
公平價值(收益)／虧損，淨額：			
以公平價值計入損益的財務資產	5	**(1,171)**	–
以公平價值計入損益的股本投資	7	**8,240**	(68,551)
折舊	7	**163,013**	116,122
土地租賃預付款攤銷	7	**403**	427
物業、廠房及設備減值回撥	7	**(747)**	(2,329)
出售／撇銷物業、廠房及設備虧損	7	**9,826**	14,247
清算共同控制公司之收益	7	**–**	(1,334)
清算共同控制公司減值回撥	7	**–**	(1,474)
滯銷存貨撥備	7	**10,202**	8,172
聯營公司貸款減值準備／(回撥)	7	**(11,791)**	47,045
應佔共同控制公司減值	7	**–**	1,692
外幣匯率變動之淨影響		**1,311**	(3,953)
		514,095	449,705
減少共同控制公司欠款		**732**	279
增加欠共同控制公司款項		**1,572**	2,762
減少／(增加)聯營公司欠款		**(546)**	132
增加／(減少)欠聯營公司款項		**1,522**	(4,682)
增加存貨		**(67,877)**	(44,702)
減少／(增加)應收賬款及票據		**99,133**	(117,220)
增加預付款、按金及其他應收賬款		**(22,512)**	(81,924)
減少／(增加)關連公司欠款		**(843)**	348
增加以公平價值計入損益的股本投資		**(11,050)**	(73,233)
增加應付賬款及票據		**18,481**	70,282
增加其他應付賬款及應付費用		**101,673**	39,358
營運產生之現金		**634,380**	241,105

合併股東權益變動表概要

截至二零零七年十二月三十一日止年度

	附註	二零零七年 港幣千元	二零零六年 港幣千元
於一月一日本公司股權持有人應佔權益		**1,723,002**	1,663,138
樓宇重估之公平價值收益	36	**3,670**	–
可供出售投資公平價值變動	36	**33,933**	–
換算海外公司財務報表之匯兌差額	36	**43,649**	26,744
未反映在合併損益賬內之淨收益		**81,252**	26,744
本公司股權持有人應佔溢利	36	**515,749**	271,582
發行新股份	34	**455**	548
發行新股份之股本淨溢價	36	**10,583**	15,129
已付股息		**(273,208)**	(254,139)
		253,579	33,120
於十二月三十一日本公司股權持有人應佔權益		**2,057,833**	1,723,002

合併資產負債表(續)

於二零零七年十二月三十一日

	附註	二零零七年 港幣千元	二零零六年 港幣千元
權益			
本公司股權持有人應佔之權益			
已發行股本	34	**105,941**	105,486
儲備	36	**1,716,279**	1,382,915
擬派股息	12	**235,613**	234,601
		2,057,833	1,723,002
少數股東權益	36	**148,924**	145,232
權益總值		**2,206,757**	1,868,234

楊　劍太平紳士
董事

楊　勳
董事

合併資產負債表

於二零零七年十二月三十一日

	附註	二零零七年 港幣千元	二零零六年 港幣千元
非流動資產			
物業、廠房及設備	14	**777,291**	737,086
投資物業	15	**40,367**	21,433
土地租賃預付款	16	**17,863**	17,510
商譽	17	**38,612**	38,612
應佔共同控制公司權益	19	**18,706**	20,186
應佔聯營公司權益	20	**127,498**	207,023
可供出售投資	21	**298,200**	–
以公平價值計入損益的財務資產	22	**24,511**	–
遞延税項資產	33	**18,434**	16,966
非流動資產總值		**1,361,482**	1,058,816
流動資產			
存貨	23	**657,681**	609,313
應收賬款及票據	24	**437,372**	548,870
預付款、按金及其他應收賬款		**285,604**	267,296
關連公司欠款	25	**1,567**	724
以公平價值計入損益的股本投資	26	**81,475**	180,266
已抵押存款	27	**4,337**	21,784
現金及現金等額	27	**1,280,776**	1,024,926
流動資產總值		**2,748,812**	2,653,179
流動負債			
應付賬款及票據	28	**556,302**	552,205
其他應付賬款及應付費用		**757,821**	666,160
計息銀行貸款及其他借款	30	**267,447**	329,600
應付税款		**311,091**	285,456
流動負債總值		**1,892,661**	1,833,421
流動資產淨值		**856,151**	819,758
總資產減流動負債		**2,217,633**	1,878,574
非流動負債			
計息銀行貸款及其他借款	30	**1,102**	671
少數股東長期貸款	32	**9,400**	9,400
遞延税項負債	33	**374**	269
非流動負債總值		**10,876**	10,340
資產淨值		**2,206,757**	1,868,234

合併損益表

截至二零零七年十二月三十一日止年度

	附註	二零零七年 港幣千元	二零零六年 港幣千元
收入	5	**4,783,880**	4,397,359
銷售成本		**(2,716,523)**	(2,573,042)
毛利		**2,067,357**	1,824,317
其他收入及收益	5	**485,578**	210,747
銷售及分銷成本		**(1,234,587)**	(1,039,980)
行政費用		**(622,211)**	(524,098)
其他費用		**(50,140)**	(90,855)
融資成本	6	**(16,595)**	(17,837)
應佔溢利及虧損：			
共同控制公司		**(720)**	288
聯營公司		**9,707**	28,662
除稅前溢利	7	**638,389**	391,244
稅項	10	**(85,114)**	(77,586)
本年溢利		**553,275**	313,658
屬於：			
本公司股權持有人	11	**515,749**	271,582
少數股東權益		**37,526**	42,076
		553,275	313,658
股息	12	**274,220**	269,420
		港仙	港仙
本公司股權持有人應佔每股盈利	13		
基本		**48.72**	25.79
攤薄後		**48.51**	25.60

獨立核數師報告

核數師的責任(*續*)

我們相信，我們所獲得的審核證據充足且適當地為我們的審核意見提供基礎。

意見

我們認為，該等財務報表已根據香港財務報告準則真實而公允地反映 貴公司和 貴集團於二零零七年十二月三十一日的財務狀況及截至該日止年度的利潤和現金流量，並已按照香港公司條例妥為編製。

安永會計師事務所
執業會計師

香港
中環金融街8號
國際金融中心2期18樓

二零零八年四月十七日

獨立核數師報告

ERNST & YOUNG

致旭日企業有限公司
(於百慕達註冊成立的有限公司)
全體股東

我們已審核載於第44頁至144頁的旭日企業有限公司財務報表，此財務報表包括二零零七年十二月三十一日的合併資產負債表和公司資產負債表與截至該日止年度的合併損益表、合併權益變動表、合併現金流量表以及主要會計政策和其他附註解釋。

董事就財務報表須承擔的責任

董事須負責根據香港會計師公會頒佈的香港財務報告準則和香港公司條例編制並且真實而公允地列報該等財務報表。這些責任包括設計、實施和維護與財務報表編制及真實而公允地列報相關的內部控制，以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇和運用恰當的會計政策；及作出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對該等財務報表作出意見。我們的報告依據百慕達公司法一九八一年第90條僅為全體股東編制，而並不可作其他目的。我們概不就本報告的內容對其他任何人士負責或承擔責任。

我們已根據香港會計師公會頒佈的香港審核準則的規定執行審核。這些準則要求我們遵守職業道德規範，並規劃及執行審核，從而獲得合理確定此等財務報表是否不存有任何重大錯誤陳述。

審核涉及執行程序以獲取有關財務報表所載金額和披露資料的審核證據。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編制及真實而公允地列報財務報表相關的內部控制，以設計適當的審核程序，但並非對 貴公司的內部控制的有效性發表意見。審核亦包括評價董事所採用的會計政策的合適性及作出的會計估計的合理性，以及評價財務報表的整體列報方式。



董事局報告

持續關連交易(續)

附註：

(i) 租金支出乃按照公開市場租金釐定。

(ii) 銷售成衣乃根據與本集團提供予主要客戶相若的條款進行。

(iii) 此管理費及服務費乃按照兩方約訂之管理服務協議的條款收取，並根據所提供服務之成本釐定。

以上公司皆由楊釗太平紳士及楊勳先生控制，兩者均為本公司之董事。

本公司之獨立非執行董事已審核及確認，並認為就股東而言，以上所有與關連公司之交易皆在本集團一般及經常業務過程中根據公平及合理條款進行，該等交易均遵照已達成之合約條款。

充足之公眾持股量

根據本公司從公開途徑可得之資料，及據董事所知，於本報告日期，本公司維持上市規則所規定之充足公眾持股量，即不少於本公司已發行股本25%。

購買、贖回或出售本公司之上市證券

於本年度內，本公司及其任何附屬公司概無購買、贖回或出售任何本公司之上市證券。

酬金政策

薪酬委員會審閱本集團全體董事及高級管理人員之薪酬政策及結構，並已考慮本集團之經營業績、個人表現及可供比較之市場數據資料。

企業管治

本公司致力維持高水平的企業管治，並採納上市規則附錄十四所載之企業管治常規守則之守則條文。詳情載列於第23至28頁的企業管治報告內。

核數師

安永會計師事務所任滿告退，續聘任其為本公司核數師之決議案，將於即將舉行之股東週年大會上提呈。

承董事局命

楊　釗太平紳士
董事長

香港，二零零八年四月十七日

董事局報告

主要股東(續)

附註：

(1) 74,079,100股乃由Commonwealth Bank of Australia的多間全資附屬公司持有。

(2) Hang Seng Bank Trustee International Limited作為The C H Cheah Family Trust之受託人，持有Cheah Company Limited之100%控制權，而Cheah Company Limited持有Cheah Capital Management Limited之100%控制權，而Cheah Capital Management Limited持有Value Partners Group Limited之35.65%控制權，而Value Partners Group Limited持有Value Partners Limited之100%控制權。謝清海先生為The C H Cheah Family Trust之成立人，而杜巧賢女士為謝清海先生之配偶。根據證券及期貨條例，他們全被視為於Value Partners Limited所持有57,563,000股的權益中擁有權益。

除上文披露者外，於二零零七年十二月三十一日，概無其他人士(本公司董事除外)，按證券及期貨條例第XV部第2及3分部條文向本公司披露，或本公司按證券及期貨條例第三百三十六條所置存之登記冊所載，擁有本公司股份或相關股份之權益或淡倉。

持續關連交易

於本年度內，本集團與以下公司進行下列持續關連交易。本公司已根據上市規則第14A章的披露規定作出披露。

	附註	二零零七年 港幣千元	二零零六年 港幣千元
支付租金	*(i)*		
Golden Sunshine Enterprises Limited		**3,498**	3,641
志成投資有限公司		**874**	1,272
G. S. (Yeungs) Limited		**727**	831
景添有限公司		**298**	288
港朋有限公司		**2,478**	2,138
輝年管理有限公司		**276**	234
		8,151	8,404
支付管理費	*(iii)*		
Golden Sunshine Enterprises Limited		**849**	913
G. S. Property Management Limited		**190**	276
		1,039	1,189
銷售成衣予：	*(ii)*		
Jeanswest Corporation (New Zealand) Limited		–	2,729
收取服務費：	*(iii)*		
Jeanswest Corporation (New Zealand) Limited		–	3,299

董事局報告

主要股東

於二零零七年十二月三十一日，根據證券及期貨條例第XV部第2及3分部條文已向本公司披露，或本公司按證券及期貨條例第三百三十六條所置存之登記冊內所載，下列主要股東（本公司董事除外）擁有本公司股份或相關股份之權益或淡倉：

股東名稱	身份	所持股份數目 好倉	淡倉	總數	佔已發行股本百分比 (%)
Glorious Sun Holdings (BVI) Limited	實益擁有人	392,388,000	6,600,000	398,988,000	37.661
Advancetex Holdings (BVI) Limited	實益擁有人	138,540,000	–	138,540,000	13.077
Matthews International Capital Management, LLC	投資經理	74,693,000	–	74,693,000	7.050
Commonwealth Bank of Australia	受控制公司之權益	74,079,100	–	74,079,100[1]	6.992
謝清海先生	(i) 實益擁有人 (ii) 未滿18歲子女或配偶權益 (iii) 酌情信託的成立人	500,000 240,000 57,563,000[2]	– – –	58,303,000	5.503
杜巧賢女士	(i) 未滿18歲子女或配偶權益 (ii) 未滿18歲子女或配偶權益	240,000 58,063,000[2]	– –	58,303,000	5.503
Hang Seng Bank Trustee International Limited	受託人	57,563,000	–	57,563,000[2]	5.433
Cheah Company Limited	受控制公司之權益	57,563,000	–	57,563,000[2]	5.433
Cheah Capital Management Limited	受控制公司之權益	57,563,000	–	57,563,000[2]	5.433
Value Partners Group Limited	受控制公司之權益	57,563,000	–	57,563,000[2]	5.433
Value Partners Limited	投資經理	57,563,000	–	57,563,000[2]	5.433

董事局報告

董事及高級管理人員簡歷(*續*)

高級管理人員(*續*)

李逢樂先生，現年58歲，於一九八三年加入本集團，有超過35年的製衣經驗，為本集團針織部主管，負責針織部之行政及出口銷售業務。李先生是針織部門公司之主要股東之一。

張敏儀女士，現年57歲，於一九八二年加入本集團，負責本集團產品開發業務及市場推廣。張女士畢業於美國夏威夷大學並取得文學學士學位。在加入本集團前，曾出任美國一大百貨機構之營業及採購部經理。張女士是張慧儀女士之胞姊。

賴文深先生，現年46歲，於一九九一年加入本集團，現為本集團總會計。賴先生畢業於香港大學並取得社會科學學士學位，現為英國特許會計師公會資深會員及香港會計師公會會員，在加入本集團前，曾任職於一間國際會計師事務所及一間成衣公司多年。

梅守強先生，現年45歲，於一九九三年加入本集團。他於二零零五年十二月出任本公司之公司秘書。梅先生畢業於香港大學並取得社會科學學士學位，現為香港會計師公會會員，在加入本集團前，曾任職於多間香港公司，負責財務、人事及行政工作。

董事局報告

董事及高級管理人員簡歷(續)

獨立非執行董事(續)

鍾瑞明，獲授金紫荊星章勳銜，太平紳士，現年56歲，於二零零四年九月出任本公司獨立非執行董事。鍾先生持有香港中文大學工商管理碩士學位並為香港會計師公會及英國特許會計師公會資深會員。鍾先生現為泰盛國際(控股)有限公司、中國網通集團(香港)有限公司、美麗華酒店企業有限公司及玖龍紙業(控股)有限公司之現任獨立非執行董事。彼現時為第十一屆中國人民政治協商會議全國委員會委員，並為香港城市大學校董會主席。

非執行董事

林家禮博士，現年48歲，於二零零四年九月出任本公司非執行董事。他持有加拿大渥太華大學之科學及數學學士、系統科學碩士及工商管理碩士學位、加拿大加爾頓大學之國家行政研究院文憑、英國曼徹斯特城市大學之香港及英國法律深造文憑及法律學士(榮譽)學位，及香港大學之哲學博士學位。林博士在電訊、媒體及高科技、零售、地產及金融服務行業擁有超過25年之跨國企業管理、公司管治、投資銀行及直接投資經驗。彼現為香港玉山科技協會理事長，並擔任亞太區數家上市公司之非執行董事職務。林博士乃香港銀行學會會員、青年總裁協會會員、香港董事學會及中國董事學會資深會員、香港上市公司商會常務委員會委員，以及香港特別行政區政府中央政策組非全職顧問。

高級管理人員

鄒慶平先生，現年59歲，於一九七九年加入本集團，現為本集團副總經理，負責本集團在香港及內地之生產及零售業務之行政及財務事宜。

馮慶庚先生，現年58歲，於一九七八年加入本集團，有超過35年的製衣經驗，現為本集團副總經理，負責在中國梭織成衣製造業務，並協助發展本集團在內地之零售業務。

李逢泰先生，現年60歲，於一九八三年加入本集團，有超過35年的製衣經驗，為本集團針織部主管，負責針織部之生產，是針織部門公司之主要股東之一。

董事局報告

董事及高級管理人員簡歷(續)

執行董事(續)

張慧儀女士，現年56歲，於一九七五年加入本集團，現時負責本集團於中國之成衣梭織業務及產品出口銷售；並協助發展內地零售業務。張女士為楊勳先生之妻子。

陳永根先生，現年61歲，於過往受聘於本集團為商務顧問，畢業於澳洲悉尼新南威爾斯大學並取得商科學士學位，現為香港會計師公會會員及澳洲特許會計師公會會員，擁有廣泛之企業投資及管理經驗，負責本集團業務發展工作。

獨立非執行董事

王敏剛，獲授銅紫荊星章勳銜，太平紳士，現年59歲，於一九九六年八月起出任本公司之獨立非執行董事。王先生畢業於美國加州柏克萊大學，並取得機械工程學士(船舶設計)學位及於一九八八年獲頒予「香港青年工業家獎」。王先生為剛毅(集團)有限公司董事長；香港小輪(集團)有限公司、香港中旅國際投資有限公司、新鴻基有限公司、建業實業有限公司、信和酒店(集團)有限公司、Far East Consortium International Limited、新時代集團控股有限公司董事及西北拓展有限公司董事長，同時亦是中華人民共和國第十一屆全國人民代表大會代表、香港培華教育基金會常務委員會副主席、中華全國工商業聯合會旅遊業商會副會長、暨南大學校董、蘭州大學和中央民族大學名譽教授。

劉漢銓，獲授金紫荊星章勳銜，太平紳士，現年60歲，於一九九七年三月起出任本公司之獨立非執行董事。劉先生持有倫敦大學法學學士學位，為香港高等法院律師、中國司法部委託公證人及國際公證人。現為劉漢銓律師行高級合夥人及中國人民政治協商會議全國委員會常務委員。劉先生現任方興地產(中國)有限公司、越秀投資有限公司、越秀交通有限公司、勤+緣媒體服務有限公司、僑福建設企業機構及永亨銀行有限公司的獨立非執行董事。他還出任中銀集團保險有限公司、中銀集團人壽保險有限公司、南洋商業銀行有限公司、Chu & Lau Nominees Limited、Sun Hon Investment And Finance Limited、Wydoff Limited及Wytex Limited的董事。劉先生也曾於一九八八年至一九九四年任中西區區議會主席，於一九九二年至一九九三年任香港律師會會長，於一九八八年至一九九七年任雙語法例諮詢委員會會員，並於一九九五年至二零零四年任香港立法會議員(於一九九七年至一九九八年為臨時立法會成員)。

董事局報告

董事及高級管理人員簡歷

執行董事

楊釗博士，獲授銀紫荊星章勳銜，太平紳士，正名楊振鑫，現年61歲，為本集團之創始人及董事長，負責本集團之業務策略。楊博士有超過35年的製衣及服裝零售管理經驗，於一九九一年獲頒「香港青年工業家獎」；一九九三年獲中國紡織大學授予名譽博士學位並於二零零二年獲香港工業專業評審局頒授「榮譽院士」。楊博士還兼任中國人民政治協商會議全國委員會委員、中國外商投資企業協會副會長、香港中華總商會副會長、東華大學與天津工業大學顧問教授及西安工程大學客座教授。楊博士為本公司之主要股東Glorious Sun Holdings (BVI) Limited及Advancetex Holdings (BVI) Limited之董事及股東(如本報告內「主要股東」一節所披露)。

楊勳先生，正名楊振勳，現年55歲，於一九七五年加入本集團，現為本集團副董事長兼總經理。他有超過30年的製衣及服裝零售管理經驗。楊先生為香港紡織及服裝學會榮譽院士；香港製衣業總商會會長；南京大學、東華大學及青島大學顧問教授。同時，楊先生是河北省政治協商委員會常務委員及中國服裝協會副會長。楊先生負責集團整體業務。楊先生為楊釗太平紳士與楊浩先生之胞弟，是本公司之主要股東Glorious Sun Holdings (BVI) Limited及Advancetex Holdings (BVI) Limited之董事及股東(如本報告內「主要股東」一節所披露)。

楊浩先生，正名楊振浩，現年63歲，於一九七九年加入本集團，現為本集團副總經理。楊先生有超過30年的製衣經驗，現負責集團梭織漂染業務。楊先生為楊釗太平紳士及楊勳先生之胞兄。

鮑仕基先生，現年56歲，於一九八七年加入本集團，現為本集團副總經理。鮑先生畢業於香港大學並取得社會科學學士學位。加入本集團前，曾在多間財務機構及一英國上市貿易公司任職超過10年。鮑先生現負責本集團在澳、紐及中東之零售業務。

許宗盛太平紳士，現年57歲，負責本集團策略及法律事務工作。許先生畢業於香港大學並取得法律學士學位，現為香港特別行政區高等法院執業律師，並取得英格蘭及威爾斯最高法院律師及澳洲維多利亞最高法院律師及大律師資格，於一九九五年正式加入本集團前，為本集團法律顧問。

董事局報告

董事於證券之權益及淡倉(續)

附註：

1. 398,988,000股股份(其中6,600,000股為淡倉)是由Glorious Sun Holdings (BVI) Limited持有(而其全部已發行投票股本則由楊釗太平紳士及楊勳先生分別持有51.934%及48.066%);138,540,000股股份由Advancetex Holdings (BVI) Limited持有(而其全部已發行投票股本則由楊釗太平紳士及楊勳先生分別持有51.934%及48.066%);1,740,000股股份由旭日投資發展有限公司持有(而其全部已發行投票股本則由楊釗太平紳士及楊勳先生各自持有50%)。

2. 27,430,000股股份是由Unicom Consultants Limited持有(該公司為楊浩先生全資擁有)。

3. 張慧儀女士為楊勳先生之配偶。6,730,000股股份實指同為張慧儀女士所持之權益;而539,268,000股股份實指同為楊勳先生控制之三間公司所持之權益。

除上文披露外,於二零零七年十二月三十一日,根據本公司按證券及期貨條例第三百五十二條所置存之登記冊所載,本公司董事概無於本公司或其任何聯繫公司(按證券及期貨條例第XV部第7及第8分部界定)之股份、相關股份或債權中持有任何權益或淡倉;或根據標準守則必須知會本公司及聯交所之權益或淡倉。

董事購股或債券權

本年度內概無給予任何董事、彼等各自配偶或18歲以下子女任何可藉由授予可透過收購本公司股份或債券而得到利益之權利;或彼等已行使該等權利;或由本公司或其任何附屬公司作出任何安排,致使本公司董事或彼等之聯繫人士,可藉購入本公司或任何其他法人團體之股份或債券而獲益。

購股權計劃

由於就本公司之普通股所授出之購股權並未有可提供之市場價格,故董事未能對其作出準確之估值。本公司董事認為不宜就於本財務報表附註35中有關授予董事及僱員之購股權作出預期價值之披露。

董事局報告

董事於證券之權益及淡倉

於二零零七年十二月三十一日，根據本公司按證券及期貨條例(「證券及期貨條例」)第三百五十二條所置存之登記冊所載，本公司董事持有本公司或其任何聯繫公司(證券及期貨條例第XV部第7及第8分部界定)之股份、相關股份及價權之權益或淡倉；或根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)上市發行人董事進行證券交易的標準守則(「標準守則」)必須知會本公司及聯交所之權益或淡倉如下：

董事姓名	身份	所持股份數目 好倉	淡倉	總數	佔已發行股本百分比 (%)
楊 釗博士 銀紫荊星章 太平紳士	受控制公司之權益	532,668,000	6,600,000	539,268,000[1]	50.902
楊 勳先生	(i) 受控制公司之權益	532,668,000	6,600,000	545,998,000[1及3]	51.538
	(ii) 配偶權益	6,730,000	–		
楊 浩先生	受控制公司之權益	27,430,000	–	27,430,000[2]	2.589
鮑仕基先生	實益擁有人	9,370,000	–	9,370,000	0.884
許宗盛太平紳士	實益擁有人	6,250,000	–	6,250,000	0.590
張慧儀女士	(i) 實益擁有人	6,730,000	–	545,998,000[1及3]	51.538
	(ii) 配偶權益	532,668,000	6,600,000		
劉漢銓 金紫荊星章 太平紳士	實益擁有人	956,000	–	956,000	0.090

董事局報告

董事(續)

根據本公司之公司細則第110(A)條，楊勳先生、鮑仕基先生及王敏剛太平紳士於即將舉行之股東週年大會上須輪值退任，而彼等均具資格且願意膺選連任。

本公司已就各獨立非執行董事於本公司之獨立性，從彼等接獲週年確認書，並認為各獨立非執行董事均獨立於本公司。

董事服務合約

於即將舉行之股東週年大會膺選連任之董事，概無與本公司訂立不可由本公司於一年內終止而毋須支付賠償(法定賠償除外)之服務合約。

董事於合約中之權益

除於下列「持續關連交易」及財務報表附註43所披露外，各董事在本公司或其任何附屬公司於年內簽訂對本集團業務有重大影響之合約中，概無直接或間接地擁有重大實際權益。

董事局報告

儲備

本公司及本集團於本年度內的儲備之變動詳情分別載列於財務報表附註36及合併股東權益變動表內。

可供分派儲備

於二零零七年十二月三十一日，本公司根據一九八一年百慕達公司法（經修訂）可供現金分派之儲備為734,910,000港元，其中129,672,000港元及105,941,000港元建議分別為期內之末期股息及特別股息。另於二零零七年十二月三十一日，本公司之股本溢價結存為384,521,000港元，可用已繳紅股方式派發。

慈善捐款

本年度內，本集團之慈善捐款為2,809,000港元。

主要客戶及供應商

本年度內銷貨予本集團首五大客戶之數額佔本期間總銷售額不足30%。

本年度內購貨自本集團首五大供應商之數額佔本期間總購貨額不足30%。

董事

年內及截至本報告日期止，本公司之董事如下：

執行董事

楊　釗博士 銀紫荊星章 太平紳士	*（董事長）*
楊　勳先生	*（副董事長）*
楊　浩先生	
鮑仕基先生	
許宗盛太平紳士	
張慧儀女士	
陳永根先生	
張興基先生	*（於2007年5月8日離任）*

獨立非執行董事

王敏剛 銅紫荊星章 太平紳士
劉漢銓 金紫荊星章 太平紳士
鍾瑞明 金紫荊星章 太平紳士

非執行董事

林家禮博士

董事局報告

董事局謹此提呈本公司及其附屬公司(「本集團」)截至二零零七年十二月三十一日止年度之董事局報告及經審核財務報表。

主要業務

本公司之主要業務為投資控股。其附屬公司乃從事經營休閑服之零售、出口及製造。本集團之業務在期內並無任何重大改變。

業績及股息

本集團截至二零零七年十二月三十一日止年度之溢利及本公司與本集團於該日之財務狀況已載列於第44至144頁之財務報表內。

中期股息每股3.55港仙已於二零零七年十月十日派發。董事局建議派發末期股息每股12.24港仙及特別股息每股10.00港仙予二零零八年五月二十七日名列於股東名冊內之股東。此建議已載列於財務報表為資產負債表中權益項內的保留盈利分配。

財務資料摘要

本集團過去五個財政年度已公佈之業績和資產、負債及少數股東權益摘要載列於本年報第145及146頁，該等資料乃摘錄自經審核財務報表。此摘要並不構成經審核財務報表之部份。

物業、廠房及設備及投資物業

本集團的物業、廠房及設備及投資物業於本年度內之變動詳情分別載列於財務報表附註14及15。

股本及購股權

本公司的股本及購股權於本年度內之變動詳情和原因分別載列於財務報表附註34及35內。

優先購股權

本公司的公司細則或百慕達法例概無規定本公司必須向現有股東按其持股比例發售新股之優先購買權之條款。

企業管治報告

核數師酬金

本公司外聘核數師(安永會計師事務所)，就向本集團提供截至二零零七年十二月三十一日止年度之核數及非核數服務收取之費用，分別約為5,050,000港元及160,000港元。非核數服務包括稅務事宜、審閱及其他申報服務。

與股東的溝通

本公司視股東週年大會為重要事項，因其提供股東與董事局直接溝通的機會。於二零零七年股東週年大會，董事局主席、審核委員會主席及薪酬委員會主席代表均出席以解答股東之提問。

本公司亦設有網址http://www.glorisun.com，可供股東、投資者及公眾人士瀏覽本公司的資料。

企業管治報告

董事進行的證券交易

本公司已採納上市發行人董事進行證券交易的標準守則(「標準守則」)列載之董事進行證券交易的操守守則。

董事局在向各董事作出仔細查詢後確認，各董事於回顧年度內已遵守標準守則列載之規定標準。

員工進行的證券交易

本公司已採納根據標準守則所定立的規則(「買賣規則」)，作為對較有可能知悉本集團未公開的股價敏感資料的員工進行證券交易的行為守則。本公司已個別通知該等員工，並已向彼等提供買賣規則的文本。

財務報表

董事確認須負責為每一財政年度編製能真實及公平地反映本集團業務狀況之財務報表。董事局並不知悉任何重要事件或情況可能質疑本公司持續經營的能力。因此，董事局已按持續經營基準編製本公司的財務報表。

董事局確認，其有責任在本公司年報、中期報告，其他股價敏感公佈及上市規則規定之其他財務披露、以及向監管者提交的報告中，提供平衡、清晰及易於理解的評估。

外聘核數師發表有關其申報責任之聲明已載列於本年報獨立核數師報告內。

內部監控

董事局對本集團內部監控系統及對檢討其效率承擔整體責任。董事局致力維持良好及有效的內部監控系統，以保障本公司股東的投資及本集團的資產。

內部審計部在評估本集團的內部監控事宜上擔當主要角色。在回顧年度內，內部審計部及管理層就對本集團內部監控系統之有效性作出檢討，該檢討涵蓋所有重要的監控範圍，包括財務監控、運作監控、合規監控及風險管理功能。在檢討過程中，並無發現可能影響股東利益之重大監控失誤或須關注事宜。審核委員會已審閱有關報告，而董事局對本集團內部監控之效能感到滿意。

企業管治報告

董事委員會(續)

審核委員會

審核委員會自一九九八年成立，目前審核委員會成員由三名獨立非執行董事(即劉漢銓太平紳士(委員會主席)、王敏剛太平紳士及鍾瑞明太平紳士)及一名非執行董事(即林家禮博士)組成。於一九九八年，本公司已制定及採納審核委員會之職權範圍，其後於二零零五年為遵守守則的條文而對職權範圍作出修訂。

審核委員會之主要職責為檢討本集團所採納之會計原則及慣例，並檢討本集團財務匯報程序及內部監控制度的效率。

回顧年度內，審核委員會共舉行兩次會議。下列為審核委員會於二零零七年之工作：

- 審閱二零零六年全年業績公佈及財務報表
- 審閱二零零七年中期業績公佈
- 審閱由本公司內部審計部提交的內部審核報告、風險評估及風險管理報告
- 審閱二零零六年全年及截至二零零七年六月三十日止六個月之關連交易
- 批准外聘核數師的聘用條款及薪酬
- 與外聘核數師討論由於其審計而產生之問題

薪酬委員會

薪酬委員會成員由兩名獨立非執行董事(王敏剛太平紳士(委員會主席)及鍾瑞明太平紳士)組成。本公司已按照守則的條文制定薪酬委員會之職權範圍。

薪酬委員會之主要職責為檢討及批准董事與高級管理人員的薪酬政策，及向董事局推薦董事與高級管理人員的薪酬。薪酬委員會確保董事不會參與釐定其本身之薪酬。

薪酬委員會於回顧年度內舉行兩次會議。下列為薪酬委員會於二零零七年之工作：

- 批准執行董事及高級管理人員二零零七年花紅
- 批准執行董事及高級管理人員二零零八年薪酬增幅

企業管治報告

董事的委任及重選(續)

根據在守則條文A.4.2規定，每名董事(包括有指定任期的董事)應輪值退任，至少每三年一次。惟根據本公司的公司細則，本公司董事局主席楊釗太平紳士毋需輪值退任。董事局認為，本公司有合理原因偏離此守則，因為主席楊釗太平紳士，乃本集團創辦人，其豐富的經驗對董事局非常重要，有助保持本公司業務的穩定，故此其乃具資格終身出任董事局主席一職，並毋需輪值退任。

會議及出席

董事局於回顧年度內共舉行四次會議。下表列出個別董事出席董事局會議及兩個董事委員會(審核委員會及薪酬委員會)會議情況。

	出席次數／會議次數		
董事	董事局	審核委員會	薪酬委員會
執行董事：			
楊　釗博士　銀紫荊星章　太平紳士	4/4		
楊　勳先生	4/4		
楊　浩先生	4/4		
鮑仕基先生	4/4		
許宗盛太平紳士	3/4		
張慧儀女士	4/4		
陳永根先生	4/4		
獨立非執行董事：			
王敏剛　銅紫荊星章　太平紳士	4/4	2/2	2/2
劉漢銓　金紫荊星章　太平紳士	4/4	2/2	
鍾瑞明　金紫荊星章　太平紳士	1/4	1/2	2/2
非執行董事：			
林家禮博士	4/4	2/2	

董事委員會

董事局已根據守則設立審核委員會及薪酬委員會，以監察本公司特定方面的事宜；該等委員會全部或大部份成員均為獨立非執行董事。董事委員會均有書面定明之職權範圍，並須向董事局匯報其決定及建議。

企業管治報告

主席與行政總裁

主席與行政總裁的角色有區分，並分別由楊釗太平紳士及本集團總經理楊勳先生擔任。彼等之職責已清楚界定並以書面列載。楊勳先生亦為董事局副主席。

主席帶領董事局共同制定本集團策略及政策，監督董事局運作，並鼓勵及建立執行董事與非執行董事之間的良好關係。

總經理在其他董事局成員及高級管理人員的支持下負責監管本集團業務運作、執行董事局制訂之策略及管理日常業務。

獨立性

每名獨立非執行董事均按上市規則第3.13條的規定，每年向本公司確認其獨立性。根據上市規則第3.13條所載的指引，本公司認為該等董事確屬獨立人士。

董事的委任及重選

本公司並無根據守則內的建議最佳常規成立提名委員會。董事局負責按適當情況不時檢討其規模、結構及成員組合(包括技能、知識及經驗)，以確保董事局具備本公司業務所需要的適當專業知識、技能、學識和經驗。在提名新董事時，董事局會考慮彼等之專業知識、經驗、誠信及承擔等各方面的資歷。

於回顧年度內，張興基先生辭退本公司董事，及沒有新成員加入董事局。

董事局推薦於二零零八年五月二十七日舉行之本公司股東週年大會上膺選連任之董事，重選為董事。

所有非執行董事及獨立非執行董事的委任均為兩年的指定任期，彼等需在其任期屆滿之年於本公司股東週年大會上退任，但仍合資格膺選連任。

企業管治報告

企業管治常規

本公司致力維持高水平之企業管治，並採納香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載的企業管治常規守則(「守則」)的原則。

本公司於截至二零零七年十二月三十一日止年度內(「回顧年度」)均遵守守則的守則條文，除關於董事應輪流退任的守則A.4.2外。有關不遵守規則之説明列載於本報告內。

董事局

董事局致力作出符合本公司及其股東最佳利益之決定。董事局之主要職責為制定本公司之長遠企業策略、監督本集團之管理、檢討本集團之績效、以及評核其能否達至董事局定期訂立之目標。

此外，董事局亦成立董事委員會，並按該等董事委員會各自之職權範圍授予不同的職責。

現時董事局由十一名董事組成，彼等之詳情載於董事局報告「董事及高級管理人員簡歷」一節內。董事中七名為執行董事、三名為獨立非執行董事、一名為非執行董事。

董事局成員為：
執行董事：
楊　劍博士　銀紫荊星章　太平紳士　*(董事長)*
楊　勳先生　*(副董事長)*
楊　浩先生
鮑仕基先生
許宗盛太平紳士
張慧儀女士
陳永根先生

獨立非執行董事：
王敏剛　銅紫荊星章　太平紳士
劉漢銓　金紫荊星章　太平紳士
鍾瑞明　金紫荊星章　太平紳士

非執行董事：
林家禮博士

董事局成員之間的關係載於董事局報告內「董事及高級管理人員簡歷」一節內。

業務摘要

截至二零零七年十二月三十一日止年度

成衣製造業務摘要

	二零零七年	二零零六年	二零零五年	二零零四年	二零零三年
年內銷售額(包括售予零售部門)(港幣千元)	**1,527,795**	1,752,342	1,619,295	1,709,528	1,797,968
於年末之每月生產能力(打)	**317,000**	365,000	409,000	437,000	431,000
廠房面積(平方呎)	**2,028,000**	2,174,000	2,279,000	2,172,000	2,161,000
工人數目	**14,600**	17,800	21,600	22,200	23,500
佔銷售額之百分比：					
本集團	**37.58%**	27.68%	32.94%	32.12%	26.04%
第三者	**62.42%**	72.32%	67.06%	67.88%	73.96%
美國	**51.19%**	59.30%	54.04%	55.79%	57.79%
加拿大	**3.99%**	8.85%	4.56%	4.89%	4.35%
其他	**7.24%**	4.17%	8.46%	7.20%	11.82%

業務摘要

截至二零零七年十二月三十一日止年度

零售業務摘要

	二零零七年	二零零六年	二零零五年	二零零四年	二零零三年
年內淨銷售額(港幣千元)	**3,627,826**	2,918,766	2,492,489	2,277,659	1,836,446
中國內地	**2,586,631**	2,050,979	1,716,268	1,477,645	1,251,322
澳洲及紐西蘭	**1,041,195**	867,787	776,221	800,014	585,124
直接經營之店鋪面積(平方尺)	**1,116,724**	967,358	826,783	729,153	652,448
中國內地	**859,421**	715,278	615,065	522,709	456,067
澳洲及紐西蘭	**257,303**	252,080	211,718	206,444	196,381
售貨員人數	**8,837**	7,708	6,800	6,440	5,806
中國內地	**7,343**	6,219	5,527	5,167	4,647
澳洲及紐西蘭	**1,494**	1,489	1,273	1,273	1,159
僱員人數	**10,641**	9,188	8,187	7,819	7,084
中國內地	**9,013**	7,576	6,794	6,417	5,795
澳洲及紐西蘭	**1,628**	1,612	1,393	1,402	1,289
直接經營之店鋪數目	**987**	871	779	744	687
中國內地	**768**	657	595	565	510
澳洲及紐西蘭	**219**	214	184	179	177
特約經銷之店鋪數目	**905**	723	573	423	269
中國內地	**899**	717	567	417	263
澳洲及紐西蘭	**6**	6	6	6	6
店鋪總數目	**1,892**	1,594	1,352	1,167	956
中國內地	**1,667**	1,374	1,162	982	773
澳洲及紐西蘭	**225**	220	190	185	183

上述摘要只涉及「真維斯」網絡。

財務摘要

收入(港幣百萬元)


2007
2006
2005
2004
2003
0
1,000
2,000
3,000
4,000
5,000

以地區分配營業額
(港幣百萬元)


澳洲及紐西蘭
1,069.3
中國內地
2,642.5
加拿大 61.0
其他 120.5
香港 108.5
美國 782.1

以業務分配營業額(港幣百萬元)



2007

出口	938.2
零售－中國內地	2,586.6
零售－澳洲及紐西蘭	1,041.2
其他	217.9



2006

出口	1,254.1
零售－中國內地	2,051.0
零售－澳洲及紐西蘭	867.8
其他	224.5



2005

出口	1,148.1
零售－中國內地	1,716.3
零售－澳洲及紐西蘭	776.2
其他	161.8



2004

出口	1,144.5
零售－中國內地	1,477.7
零售－澳洲及紐西蘭	800.0
其他	161.6



2003

出口	1,266.5
零售－中國內地	1,251.3
零售－澳洲及紐西蘭	585.1
其他	207.4

財務摘要

經營溢利率
(扣除融資成本)


2007
2006
2005
2004
2003
% 0
2
4
6
8
10
12
14

經營溢利及本公司股權持有人應佔溢利


2007
2006
2005
2004
2003
0
100
200
300
400
500
600
700

股東應佔純利
經營溢利(扣除融資成本)

每股基本盈利及每股股息


2007
2006
2005
2004
2003
0
10
20
30
40
50

每股股息
每股基本盈利

營運資金及本公司股權持有人應佔權益


2007
2006
2005
2004
2003
0
500
1000
1500
2000
2500

本公司股權持有人應佔權益
營運資金

財務摘要

	二零零七年	二零零六年	二零零五年	二零零四年	二零零三年
收入(港幣千元)	**4,783,880**	4,397,359	3,802,398	3,583,751	3,310,309
營業額增長百分比	**8.79%**	15.65%	6.10%	8.26%	不適用
營業額分析:					
1. 零售					
a. 中國內地	**2,586,631**	2,050,979	1,716,268	1,477,645	1,251,322
b. 澳洲及紐西蘭	**1,041,195**	867,787	776,221	800,014	585,124
2. 出口	**938,193**	1,254,136	1,148,110	1,144,528	1,266,510
3. 其他	**217,861**	224,457	161,799	161,564	207,353
經營溢利(扣除融資成本)(%)	**13.16%**	8.24%	8.57%	9.52%	9.62%
本公司股權持有人應佔溢利(港幣千元)	**515,749**	271,582	242,809	219,193	164,844
本公司股權持有人應佔溢利增長百分比	**89.91%**	11.85%	10.77%	32.97%	不適用
本公司股權持有人應佔權益(港幣千元)	**2,057,833**	1,723,002	1,663,138	1,470,253	1,342,398
營運資金(港幣千元)	**856,151**	819,758	936,572	939,877	948,632
總負債對股東權益比率	**0.93**	1.07	0.96	0.96	1.00
銀行淨現金對股東權益比率	**0.49**	0.42	0.62	0.76	0.69
流動比率	**1.45**	1.45	1.59	1.68	1.74
存貨周轉率(日)	**50**	51	54	57	56
總資產回報率(%)	**12.55%**	7.32%	7.12%	7.24%	5.73%
權益回報率(%)	**25.06%**	15.76%	14.60%	14.91%	12.28%
銷售回報率(%)	**10.78%**	6.18%	6.39%	6.12%	4.98%
每股盈利(港仙)					
基本	**48.72**	25.79	23.80	21.91	16.47
攤薄後	**48.51**	25.60	23.35	21.59	16.37
每股股息(港仙)	**25.79**	25.44	23.80	13.20	10.20

在中國之零售網絡

店舖總數：中國內地	1,695
香港	18
澳門	2
總數	1,715



黑龍江
吉林
遼寧
北京
河北
天津
新疆
甘肅
內蒙
山西
山東
河南
江蘇
寧夏
上海
陝西
湖北
安徽
西藏
浙江
四川
重慶
湖南
江西
福建
台灣
貴州
雲南
廣西
廣東
香港
海南

在澳、紐之零售網絡

店鋪總數：　225


北區
昆士蘭
南澳洲
西澳洲
新南威爾斯
維多利亞
紐西蘭
塔斯曼尼亞


JEANSWEST
真維斯

董事長報告

經濟能持續健康發展，故零售市道應可保持暢旺。二零零八年第一季雖然有歷史罕見的低溫冰凍雨雪的影響，而真維斯在中國的銷售增長依然保持強勁，情況令人滿意。故管理層在今年仍會鋭意擴展在中國內地的零售業務。旭日極速(Quiksilver Glorious Sun)今年的發展步伐亦會加快，並將積極探討開拓批發業務。

澳、紐經濟雖亦會放緩，但仍將有一定增長，估計Jeanswest的銷售升勢會持續。管理層將在專店銷售現時貨品組合中的女士優雅便服。真維斯Jeanswest海外零售網絡將會繼續拓展至其他東南亞市場。

預計今年集團出口業務將會受壓，管理層會加大力度提升營運效率及嚴控生產成本以應付嚴峻的市場環境；並將增加產品在中國內地的銷售，以減輕人民幣升值對出口業務的壓力。

如無不可預料的重大事故，管理層有信心二零零八年集團業務會繼續為股東帶來合理的回報。

致謝

本人謹代表董事局，藉此機會就股東之鼎力支持，管理層及全體員工的真誠合作致以深切謝意。

楊 釗太平紳士
董事長

香港，二零零八年四月十七日

董事長報告

財務狀況

本集團的財務狀況日益健康。正如前文所述，淨現金額及存貨水平於回顧期內均繼續趨向更好方面發展。年內本集團亦有訂立外匯期貨合約，用以穩定澳元收入之匯兑風險。

人力資源

於二零零七年十二月三十一日，本集團之僱員總數約30,000人（二零零六年：31,000人）。本集團僱員之薪酬組合略優於市場平均水平。此外，本集團亦按業績及僱員表現可給予花紅及購股權。

社會責任

本集團認為除了要提升盈利為股東帶來最大收益外，亦要盡其企業的社會責任。集團除了在生產過程中嚴格遵守環保法規外，更盡力回饋社會。年內「真維斯大學生助學基金」資助了1,321貧困大學生完成其學業；並透過「真維斯希望工程愛心社」與十所中國內地大學分別聯合舉辦慈善活動。Jeanswest在澳、紐亦經常贊助青年慈善基金Reach Foundation, The Cancer Council, Seconds to Give等志願機構的慈善活動，以幫助弱勢社群。

展望

展望二零零八年，美國次按危機仍在深化及擴散中，其經濟即使不致陷入衰退，但經濟發展放緩及零售市道呆滯則勢所難免。連鎖反應，環球經濟亦將受到影響。況且美國聯儲局仍將不斷下調美元利率，以紓緩次按危機的沖擊；因此美元匯價將不斷下滑，間接使人民幣的升值加快。故二零零八年是危機與機遇並存，充滿挑戰的一年。



對中國零售前景，管理層仍持較樂觀的態度。中國經濟發展雖會放緩，但市場普遍認為仍將有9%左右的增幅，對稍嫌過熱的經濟來説，正是個合時的調理，其將使

董事長報告

出口業務



美國次按危機加深，使其經濟發展放緩，零售市道呆滯，在期內的下半年，上述情況更為嚴重。在中國內地生產成本上揚，加上人民幣兑美元不斷升值，使成本壓力加大；因生產成本未能轉嫁至客戶，故集團出口業務毛利率受到一定的壓力。幸管理層在二零零三年初，對世貿成員國之間於二零零五年起取消紡織品出口配額限制的問題上，採取了不同於大多數服裝企業的投資策略；投資中國內地的大部份廠商，認為取消紡織品出口配額後會帶來商機，大幅擴充生產基地以迎接機會。本集團則認為，現今全球經濟不能離開政治，對於中國的和平崛起，也有較多不同看法，加上經過廿多年的改革開放，民營企業已經趕了上來。因此，毅然決定不再投放資源於勞工密集的生產業務上，隨之停止擴充內地服裝製造的廠房面積。另外，更於去年結束了缺乏競爭力的海外服裝生產基地，因此避開了行內的產能過剩危機，並因之而減低了在回顧年度內美國零售市道放緩，人民幣升值及中國內地生產成本上漲的沖擊。期內出口業務佔集團綜合總銷售額僅是19.61%，故對集團的盈利影響不大。

截至二零零七年十二月三十一日止的年度，出口總值為 938,193,000港元(二零零六年：1,254,136,000港元)，比對去年下滑了25.19%。

其他業務

其他業務主要是布匹買賣。在回顧期內，共錄得銷售額217,861,000港元(二零零六年：224,457,000港元)，與去年比較減少了2.94%。

董事長報告

iii. 旭日宜泰(GSit)

在回顧年度的下半年，集團與I.T Ltd.達成協議，將其持有GSit 50%權益及股東貸款悉轉售予I.T Ltd.。集團收回現金80,000,000港元及I.T Ltd.新發行的102,827,000普通股(等於其發行新股本後的9%)。從此I.T Ltd.全資擁有旭日宜泰(GSit)，方便其拓展在中國市場的零售業務；而集團透過持有9% I.T Ltd.的股份，得以分享I.T Ltd.將來發展的成果。上述交易公佈後，雙方股價均屢創新高，反映市場認同此安排是對雙方均有利，是個雙贏的局面。

2. 在澳、紐

在回顧年度內，澳、紐零售市道上半年較下半年為佳，因美國次按危機在下半年加深及擴大，澳元兩度加息，其國會選舉結束前引致政局不明朗等因素，均使當地零售增長放緩，市場競爭轉趨劇烈。期間Jeanswest落實了新一代的店舖理念，為顧客提供了一個更佳的購物環境，深獲顧客好評，使Jeanswest銷售保持平穩增長。



截至二零零七年十二月三十一日止的財政年度，澳、紐銷售總額達1,041,195,000港元(二零零六年：867,787,000港元)，同比去年增長19.98%，在二零零七年年底，Jeanswest在澳、紐零售網絡有店舖225間(二零零六年：220間)，其中包括6間特許經營店(二零零六年：6間)。

董事長報告



1. 在中國

i. 真維斯

集團在中國內地的零售業務仍以真維斯為重點品牌。期內市道暢旺，雖然租金的升幅較大，市場競爭十分激烈，但真維斯的表現依然突出，銷售額繼續保持雙位數的升幅，從而減輕了營運成本上升的壓力。能達此成績，有賴管理層一貫以品牌形象的提升及貨品款式的改進為首要工作；此策略深受顧客歡迎，故能在市場上保持優勢。加上購貨系統日趨完善，使同店舖銷售額增長持續上升，而在主要城市黃金地段增添旗艦店及形象店，對品牌形象的提升，亦有很大幫助。真維斯VIP會員數目今年已突破一百萬人，其消費佔中國內地真維斯營業額10%以上。

在回顧年度，中國零售的銷售額升至2,586,630,000港元(二零零六年：2,050,979,000港元)，與去年比較有26.12%的升幅，並佔集團綜合總銷售額54.07%。在二零零七年十二月三十一日，真維斯在中國內地有店舖1,667間(二零零六年：1,374間)，其中含特許經營店899間(二零零六年：717間)，網絡覆蓋超過250個城市。

ii. 旭日極速(Quiksilver Glorious Sun)

旭日極速(Quiksilver Glorious Sun)業務在上年度內有突破性的發展。產品過往全部要由美國進口，現已有60%以上在中國內地生產。隨著品牌認受性日高，店舖由23間增加至48間，銷售額相對去年同期增逾60%，並在年度內第三季開始達到收支平衡。以整個財政年度計算已能獲利。

董事長報告

在回顧年度內，集團財政狀況保持良好，存貨流轉率日益加快，故存貨處於健康水平。於二零零七年十二月三十一日集團手持淨現金，從去年716,439,000港元上升至1,016,564,000港元。截至二零零七年十二月三十一日止的財政年度內，集團綜合營業總額為4,783,880,000港元(二零零六年：4,397,359,000港元)；而股東應佔純利，因有一次性的特殊收益而上升至515,749,000港元(二零零六年：271,582,000港元)，對比去年同期分別上升了8.79%及89.91%。

股息

董事局已議決向股東建議派發截至二零零七年十二月三十一日止年度末期股息每股12.24港仙(二零零六年：12.24港仙)及特別股息每股10.00港仙(二零零六年：10.00港仙)。末期股息連同特別股息總額為235,613,000港元；需經由股東在二零零八年五月二十七日(星期二)舉行之股東週年大會上批准。倘獲股東通過，末期股息及特別股息預期約於二零零八年六月三日(星期二)派發予二零零八年五月二十七日(星期二)登記於本公司股東名冊之股東。

業務回顧

零售業務

在回顧年度內，零售業務增長保持強勁。雖然受到租金上揚，營運成本增加及競爭熾熱等因素影響，但集團零售總額仍保持雙位數的升幅。存貨可供銷售日進一步從去年的51天，改善至50天。集團零售網絡業務已覆蓋中國內地、香港、澳門、澳洲、紐西蘭、中東、泰國及越南。年底時網絡合共有零售店舖1,940間(二零零六年：1,804間)，其中包括特許經營店920間(二零零六年：777間)。截至二零零七年十二月三十一日止的財政年度，集團零售總額為3,627,826,000港元(二零零六年：2,918,766,000港元)，同比去年上升了24.29%；零售佔集團綜合銷售總額從去年的66.38%，進一步提升至75.83%。

董事長報告



集團業績

在回顧的年度，旭日集團的零售業務，登上了一個新台階；達到了自數年前管理層訂下：一「以零售業務為核心業務，以中國市場為核心市場，從而帶動集團盈利持續增長」的經營策略。期內集團零售業務銷售額已升至集團綜合總銷售額的75.83%；中國市場零售總額亦達集團綜合總銷售額的一半以上。與美國Quiksilver合作的旭日極速(Quiksilver Glorious Sun)，經過三年多的投資期，在二零零七年也開始有盈利。期內集團真維斯零售業務保持雙位數的增長，而其海外特許經營業務，亦從中東伸延至泰國及越南，並均取得預期的進展，為真維斯Jeanswest成為亞洲區域馳名品牌邁出堅實的一步。集團在二零零七年的稅後盈利，亦達創紀錄的新高。

期內集團在G.S - i.t Limited (旭日宜泰(GSit))的權益，已悉售予I.T Ltd.。此交易使集團持有I.T Ltd. 9%的權益，並為集團帶來一次性可觀的特殊收益。

在回顧的財政年度，美國零售市道受到次按危機擴大的沖擊而顯得呆滯，特別是下半年更差，令集團的出口業務受到一定影響。可幸出口業務佔集團綜合總銷售額只有19.61%，故影響不大。

股東週年大會通告

楊先生曾為美國華盛頓州成立之公司(i)Generra Sportswear Company, Inc.的非執行董事(公司結構中包含(ii)在香港成立之公司Generra Sportswear (HK) Limited和(iii)在美國華盛頓州成立之公司Generra Production Corporation)。此三間公司從事Generra運動服裝之設計、生產及銷售。楊先生在所有重要時間並沒有負責Generra Sportswear Company, Inc.之日常運作。於一九九二年七月二日，公司被以第11章提出訴訟，Generra Sportswear Company, Inc.、Generra Sportswear (HK) Limited及Generra Production Corporation分別於一九九五年、二零零二年九月十三日及一九九四年被解散。至今，楊先生並沒有就Generra Sportswear Company, Inc.被指為詐騙、疏忽或具任何不實行為。

7.2 鮑仕基先生，現年56歲，為本公司執行董事。鮑先生根據證券及期貨條例第XV部之界定於股份之權益已列載於本年報「董事於證券之權益及淡倉」一節內。有關資料於最後實際可行日期並無任何變動。

鮑先生曾為德捷財務(香港)有限公司，一間在香港成立的存款公司之董事。由於流動資金問題，該公司於一九八三年三月四日由香港高等法院頒令清盤，涉及金額約為港幣十億元。鮑先生獲通知該清盤事宜已於一九九九年完成。

7.3 王敏剛太平紳士，現年59歲，為本公司之獨立非執行董事。在過去3年間，王先生為香港小輪(集團)有限公司、香港中旅國際投資有限公司、新鴻基有限公司、建業實業有限公司、信和酒店(集團)有限公司、Far East Consortium International Limited及新時代集團控股有限公司之董事。王先生並無持有本公司之任何股份權益。

8. 根據本公司之公司細則，任何股東大會上提交之決議案將以舉手方式表決，除非以投票方式表決之要求被下列人士提出(在宣布舉手表決結果時或之前或在撤銷其他任何以投票方式表決之要求時)。

(i) 由大會主席；或

(ii) 由至少三名親身或由委任代表(或，股東為公司時，由其正式委任之公司代表)出席並於當時有權表決之股東；或

(iii) 由佔全體有權在該大會上投票而擁有不少於十分之一的投票權的一名或多於一名親身或由委任代表(或，股東為公司時，由其正式委任之公司代表)出席之股東；或

(iv) 由任何親身或由委任代表(或，股東為公司時，由其正式委任之公司代表)出席且持有授予在大會上投票權的本公司股份之一名或多於一名股東，而就該等股份之已繳足總款額乃相等於不少於授予該投票權之全部股份已繳足總款額之十分之一。

股東週年大會通告

附註：

1. 凡有權在上述通告召開之大會出席及投票之股東，均有權委任一位代表代其出席大會並投票。一位股東持有兩股或以上者，可委任多於一位代表代其投票。受委代表毋須為本公司股東。

2. 隨附大會適用之代表委任表格。代表委任表格連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或其他授權文件副本，必須於大會或其任何續會指定舉行時間48小時前送交本公司主要營業地點香港九龍觀塘巧明街97號旭日集團大廈，方為有效。

3. 本公司將由二零零八年五月二十二日(星期四)起至二零零八年五月二十七日(星期二)止(首尾兩天包括在內)暫停辦理股份過戶登記手續，以便確定獲擬派末期股息及特別股息之股東及有權出席大會及投票之股東之身份。為獲派擬派之末期股息及特別股息，所有股份過戶表格連同有關股票必須於二零零八年五月二十一日(星期三)下午四時前送交香港皇后大道東183號合和中心17樓1712至1716號舖香港中央證券登記有限公司(本公司在香港之股份過戶登記處)。

4. 有關通告內選舉董事的第(4)項議程，楊勳先生、鮑仕基先生及王敏剛太平紳士須根據本公司之公司細則第110(A)條於即將舉行之股東週年大會輪值退任，惟合資格並願意膺選連任。

5. 於即將舉行之股東週年大會被重選的董事的簡歷及其出任本公司董事的年期均載列於本年報的「董事及高級管理人員簡歷」一節內。

6. 截至二零零七年十二月三十一日止年度支付予各將於即將舉行之股東週年大會重選的董事的酬金，載列於本年報的財務報表附註8；而酬金計算方式，則載列於本年報的「酬金政策」一節內。

7. 下文列出於即將舉行之股東週年大會被重選的董事的其他個人資料，以協助股東就重選董事作出知情的決定。就於即將舉行之股東週年大會重選的董事而言，除了本第7段及上文第4至6段所載資料外，並沒有任何根據香港聯合交易所有限公司證券上市規則第13.51(2)條的任何規定而須予披露的資料，也沒有必須股東垂注的其他事宜。

    7.1 楊勳先生，現年55歲，為本公司之執行董事，亦為楊釗太平紳士及楊浩先生之胞弟及張慧儀女士之配偶。楊勳先生根據證券及期貨條例(「證券及期貨條例」)第XV部之界定於股份之權益已列載於本年報「董事於證券之權益及淡倉」一節內。有關資料於二零零八年四月二十三日，即印刷本通告之最後實際可行日期(「最後實際可行日期」)，並無任何變動。

股東週年大會通告

(III) 就本決議案而言：

「有關期間」乃指由本決議案通過之日期至下列三項之較早者之期間：

(a) 本公司下一次股東週年大會結束時；

(b) 依照本公司之公司細則或任何適用之法例規定須舉行下一次股東週年大會之期限屆滿時；及

(c) 本公司股東於股東大會上以普通決議案撤銷或更改根據本決議案所授予之權力。」

(C) 「動議授權本公司董事局，行使根據此會議通告中(本決議案構成其中一部份)之決議案(6)(A)(I) 分段，有關本公司之股本決議案(III)(bb) 分段所言之權力。」

(7) 處理本公司任何其他普通事項。

承董事局命

梅守強
公司秘書

香港，二零零八年四月二十八日

主要營業地點：
香港
九龍觀塘
巧明街97號
旭日集團大廈

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

股東週年大會通告

而發行之本公司股份，或(b)依據本公司現時採納之購股權計劃或相類安排授予本公司或其附屬公司行政人員及/或僱員認購本公司股份之權利而發行之本公司股份，或(c)以替代全部或部份股息之任何以股代息或相類安排(根據本公司之公司細則)而發行之本公司股份；及

(IV) 就本決議案而言：

「有關期間」乃指由本決議案通過之日期至下列三項之較早者之期間：

(a) 本公司下一次股東週年大會結束時；

(b) 依照本公司之公司細則或任何適用之法例規定須舉行下一次股東週年大會之期限屆滿時；及

(c) 本公司股東於股東大會上以普通決議案撤銷或更改根據本決議案所授予之權力。

「配售新股」乃指本公司董事局，於指定期間內，向於指定記錄日期名列股東名冊之股份持有人，按其當時之持股比例發售新股(惟本公司董事局有權在需要或權宜之情況下，就零碎股權或香港以外任何地區之法律限制或責任或任何認可管制機構或證券交易所之規定，取消若干股東在此方面之權利或另作安排)。」

(B) 「動議：

(I) 在本決議案(II)分段之限制下，一般性及無附帶條件批准本公司董事局在有關期間(如下文所定義)內行使本公司所賦權力，以回購本公司已發行股本中之股份；

(II) 本公司依據本決議案(I)分段批准在有關期間內回購之本公司股本，面值總額不得超過本公司於本決議案日期之已發行股本面值總額百分之十，而該批准亦須受此數額限制；及

股東週年大會通告

茲通告旭日企業有限公司(「本公司」)訂於二零零八年五月二十七日(星期二)下午二時正假座香港灣仔港灣道1號香港會議展覽中心西南座7樓皇朝會董事廳舉行股東週年大會，藉以處理下列事項：

(1) 省覽及採納截至二零零七年十二月三十一日止年度之財務報表及董事局報告與核數師報告。

(2) 宣派截至二零零七年十二月三十一日止年度之末期股息。

(3) 宣派截至二零零七年十二月三十一日止年度之特別股息。

(4) 選舉董事並授權董事局釐定董事酬金。

(5) 聘任核數師，並授權董事局釐定其酬金。

(6) 作為特別事項，考慮及酌情通過下列決議案為普通決議案：

普通決議案

(A) 「動議：

(I) 在本決議案(III)分段之限制下，一般性及無附帶條件批准本公司董事局，在有關期間(如下文所定義)內，行使本公司所賦權力，以配發、發行並處置本公司股本中之新股份，並作出或授予可能須行使此等權力之售股建議、協議及認股權；

(II) 本決議案(I)分段之批准，將授權本公司董事局可在有關期間內，作出或授予可能須於有關期間終止後行使此等權力之售股建議、協議及認股權；

(III) 本公司董事局依據本決議案(I)分段之批准所發行或有附帶條件或無附帶條件同意配發(不論是否依據認股權而配發者)之股本面值總額，不得超過：(aa) 本公司於本決議案日期之已發行股本面值總額百分之二十；及 (bb) (如本公司董事局已由本公司股東於另一普通決議案授權) 本公司於本決議案日期起購回本公司股本面值(最高相等於本決議案日期之已發行股本面值總額百分之十)之總額，而該批准須受此數額限制；惟不包括(a)配售新股(如下文所定義)，或行使任何可轉換為本公司股份之證券之認購權或換股權

集團資料

董事

執行董事

楊 釗博士 銀紫荊星章 太平紳士*(董事長)*
楊 勳先生*(副董事長)*
楊 浩先生
鮑仕基先生
許宗盛太平紳士
張慧儀女士
陳永根先生

獨立非執行董事

王敏剛 銅紫荊星章 太平紳士
劉漢銓 金紫荊星章 太平紳士
鍾瑞明 金紫荊星章 太平紳士

非執行董事

林家禮博士

公司秘書

梅守強先生

授權代表

鮑仕基先生
許宗盛太平紳士

法律顧問

香港
孖士打律師行

百慕達
Conyers, Dill & Pearman

核數師

安永會計師事務所
執業會計師

股份過戶登記總處

The Bank of Bermuda Limited
6 Front Street
Hamilton, HM11
Bermuda

香港股份過戶登記分處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心46樓

美國存股證存托處

The Bank of New York Mellon
ADR Division
101 Barclay Street
22nd Floor – West
New York, NY 10286
U.S.A.

註冊辦事處

Clarendon House
2 Church Street
Hamilton HM11
Bermuda

總辦事處及主要營業地點

香港九龍觀塘
巧明街97號
旭日集團大廈

主要往來銀行

香港上海匯豐銀行有限公司
渣打銀行
中國銀行(香港)有限公司
恒生銀行有限公司
東方匯理銀行
花旗銀行

網址

http://www.glorisun.com

股份代號

393

目錄

旭日企業有限公司

(於百慕達註冊成立之有限公司)

(股份代號:393)

2007 業績報告



GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 393)

SUSPENSION OF TRADING

At the request of Glorious Sun Enterprises Limited (the "Company"), trading in the shares of the Company has been suspended with effect from 9:30 a.m. on 2 October 2007, pending the release of an announcement in relation to a discloseable transaction which is price sensitive in nature.

By Order of the Board
Dr. Charles Yeung, SBS, JP
Chairman

Hong Kong, 2 October 2007

As at the date of this announcement, the Board comprises Dr. Charles Yeung, SBS, JP, Mr. Yeung Chun Fan, Mr. Yeung Chun Ho, Mr. Pau Sze Kee, Jackson, Mr. Hui Chung Shing, Herman, JP, Ms. Cheung Wai Yee and Mr. Chan Wing Kan, Archie, who are executive Directors; Mr. Wong Man Kong, Peter, BBS, JP, Mr. Lau Hon Chuen, Ambrose, GBS, JP, and Mr. Chung Shui Ming, Timpson, GBS, JP who are independent non-executive Directors and Dr. Lam Lee G., who is a non-executive Director.

GLORIOUS SUN ENTERPRISES LIMITED
（旭日企業有限公司）

（於百慕達註冊成立之有限公司）
（股份代號：393）

暫停股份交易

應旭日企業有限公司（「本公司」）要求，本公司的股份已於二零零七年十月二日上午九時三十分起暫停買賣，待本公司發出有關一項須予披露的交易的股價敏感資料公佈。

承董事局命
楊　劍太平紳士
董事長

香港，二零零七年十月二日

於本公佈日期，董事局包括執行董事楊釗博士 銀紫荊星章 太平紳士、楊勳先生、楊浩先生、鮑仕基先生、許宗盛太平紳士、張慧儀女士及陳永根先生；獨立非執行董事王敏剛 銅紫荊星章 太平紳士、劉漢銓 金紫荊星章 太平紳士及鍾瑞明 金紫荊星章 太平紳士及非執行董事林家禮博士

香港經濟日報 2007年10月3日 星期三

RECEIVED

2008 JUN 25 A 10:17

GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)
(股份代號：393)

通知

須予披露交易
出售一家聯營公司之全部權益及相關股東貸款及
出售該等資產及恢復股份買賣

載有上述事宜詳情的公告可在香港交易及結算所有限公司的網站(www.hkex.com.hk)「最新上市公司公告」一欄及旭日企業有限公司的網站(www.glorisun.com)覽閱。

此通知僅為知會投資者有關上述事宜及有關公告已登載在上述網站。***此通知並無載有任何可據而作出投資決定的資料，投資者不應依賴此通知的內容而作任何投資決定。***投資者應覽閱上述公告以了解詳情。

由即日起至二零零七年十一月二日止，公眾人士可於星期一至五上午九時至下午一時及下午二時至下午五時三十分到香港九龍觀塘巧明街97號旭日集團大廈2樓免費查閱上述公告；如有需要亦可免費索取公告副本。

承董事局命
梅守強
公司秘書

香港，二零零七年十月二日

Wednesday, October 3, 2007

The Standard

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 393)

NOTIFICATION

DISCLOSEABLE TRANSACTION
Disposal of the entire interests in an associated company and the related shareholder's loan and disposal of properties and resumption of trading

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of Glorious Sun Enterprises Limited at www.glorisun.com.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection to the public at no charge at 2/F., Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong from 9:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:30 p.m., Mondays to Fridays, from today until 2 November 2007. Copies will be provided upon request at no charge.

By Order of the Board
Mui Sau Keung, Isaac
Company Secretary

Hong Kong, 2 October 2007

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 393)

DISCLOSEABLE TRANSACTION
DISPOSAL OF THE ENTIRE INTERESTS IN AN ASSOCIATED COMPANY
AND
THE RELATED SHAREHOLDER'S LOAN
AND
DISPOSAL OF PROPERTIES
AND
RESUMPTION OF TRADING

The Board is pleased to announce that on 28 September 2007, the Company entered into two (2) agreements, respectively the GS-IT Agreement and the Properties Sale Agreement.

The GS-IT Agreement

On 28 September 2007, GS-Trading (as vendor), an indirect wholly-owned subsidiary of the Company, entered into the GS-IT Agreement with I.T (as purchaser) and the Company (as guarantor) pursuant to which GS-Trading has conditionally agreed to sell the Sale Shares and assign the Shareholder's Loan to I.T and I.T has conditionally agreed to purchase the Sale Shares and accept assignment of the Shareholder's Loan from GS-Trading for a total consideration of (i) HK$80,000,000; and (ii) the Consideration Shares.

The Properties Sale Agreement

On 28 September 2007, the Company (as vendor) entered into the Properties Sale Agreement with I.T (as purchaser) pursuant to which the Company has conditionally agreed to sell the Sale Properties to I.T and I.T has conditionally agreed to purchase the Sale Properties from the Company for a total consideration of HK$20,000,000.

Both the GS-IT Agreement and the Properties Sale Agreement had been entered into after arm's length negotiations between the parties and are on normal commercial terms, are fair and reasonable, and in the interest of the Company and the Shareholders as a whole.

Pursuant to Rule 14.22 of the Listing Rules, the transactions contemplated under the GS-IT Agreement and the Properties Sale Agreement will be aggregated as if they were one transaction. Pursuant to Rule 14.06(2) of the Listing Rules, the entering into of the GS-IT Agreement and the Properties Sale Agreement constitutes a discloseable transaction of the Company. A circular containing further details of the Disposal will be dispatched to the Shareholders as soon as practicable in accordance with the requirements of Chapter 14 of the Listing Rules.

As the Directors are of the view that the information set out in this announcement constitutes price-sensitive information, at the request of the Company, trading in Shares on the Stock Exchange was suspended from 9:30a.m. on 2 October 2007 pending the release of this announcement. Application has been made to the Stock Exchange for trading in such shares to resume on the Stock Exchange from 9:30a.m. on 3 October 2007.

THE GS-IT AGREEMENT

Date: 28 September 2007

Parties: (i) Purchaser : I.T;

(ii) Vendor : GS-Trading; and

(iii) Guarantor : the Company

To the best of the Directors' knowledge, I.T and its ultimate beneficial owners are not connected persons of the Company and are third parties independent of the Company and its connected persons.

The Sale Shares and the Shareholder's Loan

Pursuant to the GS-IT Agreement, GS-Trading has conditionally agreed to sell the Sale Shares and assign the Shareholder's Loan to I.T and I.T has conditionally agreed to purchase the Sale Shares and accept assignment of the Shareholder's Loan from GS-Trading as at the GS-IT Completion. As at the date of the GS-IT Agreement, the amount of the Shareholder's Loan is HK$63,500,000.

Consideration

The total consideration payable by I.T for the Sale Shares and the Shareholder's Loan is: (i) HK$80,000,000 (which will be satisfied by way of cash in one lump sum upon the GS-IT Completion); and (ii) the Consideration Shares (collectively the "Total GS-IT Consideration"). Based on I.T's 1,039,700,000 shares in issue as at 28 September 2007, the Consideration Shares shall be equal to 102,827,473 Shares. On the basis of the closing price of I.T's shares as at 28 September 2007 in the sum of HK$1.78 per share, the Consideration Shares is approximately valued at HK$183,000,000. The Total GS-IT Consideration is approximately HK$263,000,000. It is agreed between the parties that HK$63,500,000 of the cash consideration will be apportioned as consideration for the Shareholder's Loan while the remaining cash balance of HK$16,500,000 and the Consideration Shares will be apportioned as consideration for the Sale Shares.

The Total GS-IT Consideration was determined by reference to past performance, trailing revenue of GS-IT JV and comparison to the value of the other PRC retail players and the potential of the PRC market.

Loss before taxation of GS-IT JV for the 2 years ended 31 December, 2006 were HK$6.5 million and HK$13.6 million respectively. Loss after taxation of GS-IT JV for the 2 years ended 31 December, 2006 were HK$6.4 million and HK$12.8 million respectively. As at 31 July, 2007, the total net assets value (including all shareholders' loans) of GS-IT JV amounted to HK$143.7 million.

The Board is of the view that the disposal is in the interest of the Company and the Shareholders as a whole, and the terms and conditions of the GS-IT Agreement are fair and reasonable.

Completion

The GS-IT Completion will take place on the third (3rd) business day after satisfaction of the following conditions precedents:

(a) I.T duly obtaining the necessary shareholders' approval in relation to the GS-IT Agreement and the transactions contemplated thereunder as required under the Listing Rules;

(b) obtaining permission from the Bermuda Monetary Authority for the issuance of the Consideration Shares (if necessary); and

(c) obtaining permission from the Stock Exchange for the listing and trading of the Consideration Shares.

No party may waive the above conditions precedent. In relation to condition precedent (a) above, on 28 September 2007, the Company and GS-Trading have received undertakings from each of: (i) Effective Convey Limited; and (ii) 3WH Limited respectively, each being a holder of 336,037,500 shares in the issued share capital of I.T as at the date of this announcement (i.e. representing approximately 32.32% of the entire issued share capital of I.T as at the date of this announcement and 64.64% of the same in aggregate) under which Effective Convey Limited and 3WH Limited have respectively undertaken in favour of the Company and GS-Trading that: (a) prior to the GS-IT Completion, they would not decrease their shareholding in I.T in any way; and (b) that to the extent permissible under the Listing Rules, they would approve the GS-IT Agreement and the transactions as contemplated thereunder.

Pursuant to the GS-IT Agreement, the parties shall use their best endeavors to satisfy all the above conditions precedents within 42 days of the agreement. If the conditions precedents are not satisfied within 120 days of the GS-IT Agreement, the parties are released from all further obligations without any liability towards the others save for any antecedent breach.

Upon the GS-IT Completion, GS-Trading will not own any shares in GS-IT JV and GS-IT JV will no longer be an associated company of the Company.

The Company as guarantor

The Company is the guarantor under the GS-IT Agreement under which the Company (i) represents jointly and severally with GS-Trading in favour of I.T that the Sale Shares are free from all encumbrances; (ii) agrees to ensure or procure that GS-Trading will perform its obligations in accordance with the terms and conditions of the GS-IT Agreement; and (iii) agrees to indemnify I.T for any loss, claims or liabilities incurred or suffered by I.T as a result of any breach of the GS-IT Agreement by either GS-Trading or the Company.

Information on GS-IT JV

GS-IT JV is a company incorporated in Hong Kong with limited liability established pursuant to an agreement dated 30 November 2003 entered into between Sunport Holdings Limited ("Sunport"), a wholly-owned subsidiary of the I.T, and GS-Trading. As at the date of the GS-IT Agreement, Sunport and GS-Trading holds 50% of the entire issued share capital of GS-IT JV respectively. The principal businesses of GS-IT JV are the distribution and retail of clothing in the PRC (including Macau and Taiwan, but excluding Hong Kong).

Reasons for the disposal

GS-IT JV was established jointly in 2003 by the Company and I.T with a view to combine the strengths of both groups in the fashion retail business. With the PRC's accession to the World Trade Organization, the retail markets of the PRC and Hong Kong have become more and more integrated. The Company is of the view that the merger of the operations of I.T in Hong Kong and GS-IT JV in the PRC would greatly enhance the operational efficiency and competitive edges of GS-IT JV and it is beneficial to the shareholders of the Company and I.T. Therefore the Company decided to sell its entire equity in GS-IT JV to I.T for a consideration of cash and shares in I.T.

The Directors consider that the disposal is in the interests of the Company and the Shareholders as a whole and the terms and conditions of the GS-IT Agreement are fair and reasonable.

THE PROPERTIES SALE AGREEMENT

Date: 28 September 2007

Parties: (i) Purchaser : I.T; and

(ii) Vendor : the Company

To the best of the Directors' knowledge, I.T and its ultimate beneficial owners are not connected persons of the Company and are third parties independent of the Company and its connected persons.

The Sale Properties

Pursuant to the Properties Sale Agreement, I.T and the Company have agreed that the Company will sell and I.T will purchase the properties (including all its renovations, fixtures, and benefits and rights under the respective tenancies) set out below:

(a) Store at L202, 203 Deji Plaza, 18 Zhongshan Road, Nanjing, PRC (existing tenancy to expire on 28 February 2009) (the saleable area of Nanjing store is 562 square metre); and

(b) Store at AR/C, EDF., "Chon Ceong Vui", No. 34-38 Rua Do Dr. Pedro Jose Lobo, Macau, PRC (existing tenancy to expire on 15 August 2010) (the saleable area of Macau store is 346 square metre and gross area is 462 square metre).

(collectively the "**Sale Properties**").

Consideration

The consideration for the Sale Properties is HK$20 million cash. The consideration was determined between the parties after arm's length negotiations with reference to the net book value of the assets and the potential of Nanjing and Macau markets.

According to unaudited information from the books and records, revenue deriving from the Sale Properties from September 2005 (commencement of business) to 31 December, 2005, for the year ended 31 December, 2006 and for the eight months ended 31 August, 2007 were HK$0.7 million, HK$16.5 million and HK$9.7 million respectively. Loss before and after taxation deriving from the Sale Properties for the same periods were HK$0.4 million, HK$2.8 million and HK$1.6 million respectively.

As at 31 August, 2007, the net book value of the Sale Properties was HK$9.4 million.

Completion

The Properties Sale Completion will take place on the third (3rd) business day after satisfaction of the following conditions precedents:

(a) I.T duly obtaining the necessary shareholders' approval in relation to the Properties Sale Agreement as required under the Listing Rules; and

(b) completion of all necessary assignment and novation of the relevant tenancy agreement(s) in relation to the Sale Properties pursuant to the relevant laws, rules and regulations of the PRC (including Macau) within 42 days of the Properties Sale Agreement. If such assignment and novation procedures are not completed within 42 days, the Company has the right to appoint I.T by way of written notice to operate and use the Sale Properties until expiration of their respective current tenancies with all profit, losses and expenses gained or incurred thereunder shall belong to or be borne by I.T.

In relation to condition precedent (a) above, on 28 September 2007, the Company has received undertakings from each of: (i) Effective Convey Limited; and (ii) 3WH Limited respectively, each being a holder of 336,037,500 shares in the issued share capital of I.T as at the date of this announcement (i.e. representing approximately 32.32% of the entire issued share capital of I.T as at the date of this announcement and 64.64% of the same in aggregate) under which Effective Convey Limited and 3WH Limited have respectively undertaken in favour of the Company that: (a) prior to the Properties Sale Completion, they would not decrease their shareholding in I.T in any way; and (b) that to the extent permissible under the Listing Rules, they would approve the Properties Sale Agreement and the transactions as contemplated thereunder.

If the above conditions precedents are not satisfied within 120 days of the Properties Sale Agreement, the parties are released from all further obligation without any responsibilities nor owe any liabilities towards the other parties save for any antecedent breach.

Reasons for the disposal

The Sale Properties are properties currently leased by the Company to operate as a franchisee of GS-IT JV. In light of the disposal under the GS-IT Agreement, the Company considers that it is appropriate to also dispose of the Sale Properties to I.T.

The Directors consider that the disposal is in the interests of the Company and the Shareholders as a whole and the terms and conditions of the Properties Sale Agreement are fair and reasonable.

INFORMATION ON THE GROUP AND I.T

The Group is principally engaged in the retail, export and manufacture of casual wear apparel and currently has retail operations mainly in locations of: (i) the PRC (including Hong Kong and Macau); (ii) Australia and (iii) New Zealand.

The I.T group sells apparel from international brands, in-house brands and licensed brands through a network of multi-brand stores and single brand stores which are targeted at different market segments to appeal to a wide range of customers with varying spending power.

PROCEEDS FOR THE DISPOSAL

The estimated net proceeds for the disposals contemplated under the GS-IT Agreement and the Properties Sale Agreement will in aggregate amount to: (i) HK$100,000,000 in cash; and (ii) the Consideration Shares. The Directors intend to utilize the cash proceeds for future investment purpose . At this moment, the Company does not have any solid plan for investment but will keep these sales proceed as deposit first and at the same time, the Company will be looking for investment opportunity.

GENERAL

Pursuant to Rule 14.22 of the Listing Rules, the transactions contemplated under the GS-IT Agreement and the Properties Sale Agreement will be aggregated as if they were one transaction. Pursuant to Rule 14.06(2) of the Listing Rules, the entering into of the GS-IT Agreement and the Properties Sale Agreement constitutes a discloseable transaction of the Company. A circular containing further details of the Disposal will be dispatched to the Shareholders as soon as practicable in accordance with the requirements of Chapter 14 of the Listing Rules.

At the request of the Company, trading in Shares on the Stock Exchange was suspended from 9:30a.m. on 2 October 2007 pending the release of this announcement. Application has been made to the Stock Exchange for trading in such shares to resume on the Stock Exchange from 9:30a.m. on 3 October 2007.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following words and expressions shall have the following meanings when used herein:

"Board"	the board of Directors
"Company"	Glorious Sun Enterprises Limited, a company incorporated in Bermuda with limited liability and the issued Shares of which are listed on the Stock Exchange
"Consideration Shares"	such number of ordinary shares of par value of HK$0.10 each in the share capital of I.T which will represent 9% of the entire issued share capital of I.T issued or agreed to be issued as at the date of GS-IT Completion (including the agreement to issue these shares under the GS-IT Agreement but excluding those shares agreed to be issued under any employee share-option scheme of I.T, if applicable). Based on I.T's 1,039,700,000 shares in issue as at 28 September 2007, the Consideration Shares shall be equal to 102,827,473 Shares.
"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries
"GS-IT Agreement"	the sale and purchase agreement dated 28 September 2007 entered into between: (i) I.T; (ii) the GS-Trading; and (iii) the Company in relation to the sale and purchase of the Sale Shares and the assignment of the Shareholder's Loan
"GS-IT Completion"	completion of the GS-IT Agreement

"GS-Trading"	Glorious Sun Trading (HK) Limited (formerly known as Glorious Sun Trading Company Limited), a company incorporated in Hong Kong with limited liability and currently an indirect wholly-owned subsidiary of the Company
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"GS-IT JV"	G.S-i.t Limited, a company incorporated in Hong Kong with limited liability which is owned as to 50% by Sunport Holdings Limited, a wholly-owned subsidiary of I.T, and as to 50% by the GS-Trading
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Macau"	the Macau Special Administrative Region of the People's Republic of China
"PRC"	The People's Republic of China
"Properties Sale Agreement"	the sale and purchase agreement dated 28 September 2007 entered into between: (i) I.T; and (ii) the Company, in relation to the sale and purchase of the Sale Properties (as defined in page 5 of this announcement) including the leasehold improvement, fixtures, inventories and rental deposit and any benefit arising from the relevant lease thereof
"Properties Sale Completion"	completion of the Properties Sale Agreement
"I.T"	I.T Limited, a company incorporated in Bermuda with limited liability and its issued ordinary shares of par value of HK$0.10 each are listed on the Stock Exchange
"Sale Shares"	30,000,000 shares of par value of HK$1.00 each in the share capital of GS-IT JV representing 50% of the entire issued share capital of GS-IT JV
"Shareholder(s)"	shareholders of the Company
"Shareholder's Loan"	the shareholder's loan due and owing by the GS-IT JV to the GS-Trading, the amount of which was HK$63,500,000 as at the date of the GS-IT Agreement
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Taiwan"	The Republic of China
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

By Order of the Board
Dr. Charles Yeung, *SBS, JP*
Chairman

Hong Kong, 2 October 2007

As at the date of this announcement, the Board comprises Dr. Charles Yeung, SBS, JP, Mr. Yeung Chun Fan, Mr. Yeung Chun Ho, Mr. Pau Sze Kee, Jackson, Mr. Hui Chung Shing, Herman, JP, Ms. Cheung Wai Yee and Mr. Chan Wing Kan, Archie, who are executive Directors; Mr. Wong Man Kong, Peter, BBS, JP, Mr. Lau Hon Chuen, Ambrose, GBS, JP, and Mr. Chung Shui Ming, Timpson, GBS, JP, who are independent non-executive Directors, and Dr. Lam Lee G., who is a non-executive Director.

GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)
(股份代號：393)

須予披露交易
出售一家聯營公司之全部權益及相關股東貸款及
出售該等資產及恢復股份買賣

董事局欣然宣佈，於二零零七年九月二十八日，本公司訂立兩(2)份協議，分別為GS-IT協議及資產銷售協議。

GS-IT協議

於二零零七年九月二十八日，本公司之間接全資附屬公司旭日貿易(作為賣方)與I.T(作為買方)及本公司(作為保證人)訂立GS-IT協議，據此，旭日貿易有條件地同意出售銷售股份及轉讓股東貸款予I.T，而I.T有條件地同意向旭日貿易購買銷售股份及接納轉讓股東貸款，總代價為(i) 80,000,000港元及(ii)代價股份。

資產銷售協議

於二零零七年九月二十八日，本公司(作為賣方)與I.T(作為買方)訂立資產銷售協議，據此，本公司有條件地同意出售銷售資產予I.T，而I.T有條件地同意向本公司購買銷售資產，總代價為20,000,000港元。

GS-IT協議及資產銷售協議乃由訂約各方按公平原則磋商後達成，屬一般商業條款及公平合理，並符合本公司及股東之整體利益。

根據上市規則第14.22條，GS-IT協議及資產銷售協議項下擬進行之交易將會合併，並當作一項交易處理。根據上市規則第14.06(2)條，訂立GS-IT協議及資產銷售協議構成本公司之須予披露交易。本公司將根據上市規則第14章之規定，儘快將載有出售事項詳情之通函寄發予各股東。

由於董事認為本公佈所載之資料構成股價敏感資料，應本公司之要求，股份已由二零零七年十月二日上午九時三十分起暫停在聯交所買賣，以待刊發本公佈。本公司已向聯交所申請由二零零七年十月三日上午九時三十分起在聯交所恢復股份買賣。

GS-IT協議

日期： 二零零七年九月二十八日

訂約方： (i) 買方：I.T；

(ii) 賣方：旭日貿易；及

(iii) 保證人：本公司

據董事所知悉，I.T與其最終實益擁有人並非本公司之關連人士，並為獨立於本公司及其關連人士之第三者。

銷售股份及股東貸款

根據GS-IT協議，於GS-IT完成時，旭日貿易有條件地同意出售銷售股份及轉讓股東貸款予I.T，而I.T有條件地同意向旭日貿易購買銷售股份及接納轉讓股東貸款。於GS-IT協議日期，股東貸款之款額為63,500,000港元。

代價

I.T就銷售股份及股東貸款應付之總代價為：(i)80,000,000港元（將於GS-IT完成時以現金一筆過支付）；及(ii)代價股份（統稱「GS-IT總代價」）。根據I.T於二零零七年九月二十八日之1,039,700,000股已發行股份計算，代價股份相等於102,827,473股股份。根據I.T股份於二零零七年九月二十八日之收市價每股1.78港元計算，代價股份約值183,000,000港元。GS-IT總代價約為263,000,000港元。訂約各方已同意於現金代價中，63,500,000港元將撥作股東貸款之代價，而餘額16,500,000港元及代價股份將撥作銷售股份之代價。

GS-IT總代價乃經參考GS-IT合營企業之過往表現及以往銷售額、其他中國零售商之價值比較及中國市場之發展潛力後釐定。

GS-IT合營企業於截至二零零六年十二月三十一日止兩年之除税前虧損分別為6,500,000港元及13,600,000港元。GS-IT合營企業於截至二零零六年十二月三十一日止兩年之除税後虧損分別為6,400,000港元及12,800,000港元。於二零零七年七月三十一日，GS-IT合營企業之資產淨值總額(包括所有股東貸款)為143,700,000港元。

董事局認為，出售事項符合本公司及股東之整體利益，而GS-IT協議之條款及條件屬公平合理。

完成

GS-IT完成，將於下列先決條件獲達成後第三個營業日發生：

(a) I.T根據上市規則之規定正式取得股東批准GS-IT協議及據此擬進行之交易；

(b) 取得百慕達金融管理局批准發行代價股份(如需要)；及

(c) 取得聯交所批准代價股份上市及買賣。

訂約各方均不得豁免上述先決條件。就上文第(a)項的先決條件而言，於二零零七年九月二十八日，本公司與旭日貿易分別接獲(i)Effective Convey Limited；及(ii)3WH Limited之承諾書，據此，彼等分別向本公司及旭日貿易承諾：(a)於GS-IT完成前，彼等不會減持I.T股權；及(b)在上市規則許可之情況下，彼等批准GS-IT協議及據此擬進行之交易。於本公佈日期，Effective Convey Limited及3WH Limited分別為I.T已發行股本中336,037,500股股份之持有人，即佔I.T於本公佈日期之全部已發行股本約32.32%，合共佔64.64%權益。

根據GS-IT協議，訂約各方將竭盡所能於協議日期起計42日內達成上述所有先決條件。倘先決條件未能於GS-IT協議日期起計120日內獲達成，訂約各方將獲解除其後一切責任，除非先前違反，否則訂約方毋須向另一方承擔任何責任。

於GS-IT完成時，旭日貿易將不會持有GS-IT合營企業任何股份，而GS-IT合營企業將不再屬於本公司之聯營公司。

本公司作為保證人

本公司為GS-IT協議之保證人，據此，本公司(i)與旭日貿易個別及共同向I.T聲明銷售股份並不附帶任何產權負擔；(ii)同意確保或促使旭日貿易將會根據GS-IT協議之條款及條件履行其責任；及(iii)同意補償I.T因旭日貿易或本公司違反GS-IT協議所產生或承擔之任何損失、索償或負債。

GS-IT合營企業之資料

GS-IT合營企業乃一家根據Sunport Holdings Limited(「Sunport」，I.T之全資附屬公司)與旭日貿易於二零零三年十一月三十日訂立之協議，在香港註冊成立之有限公司。於GS-IT協議日期，Sunport與旭日貿易分別持有GS-IT合營企業全部已發行股本之50%權益。GS-IT合營企業之主要業務為於中國(包括澳門及台灣，惟不包括香港)分銷及零售衣服。

進行出售事項之原因

GS-IT合營企業為本公司與I.T於二零零三年共同成立之公司，旨在結合兩個集團於時裝零售業務之優勢。隨著中國加入世界貿易組織，中國與香港之零售市場日益融合。本公司認為將香港I.T之業務與中國GS-IT合營企業之業務合併，將可大大提升營運效益及加強GS-IT合營企業之競爭優勢，對本公司及I.T之股東有利。因此，本公司決定以現金及I.T股份作為代價，出售其於GS-IT合營企業之全部股權予I.T。

董事認為，出售事項乃符合本公司及股東之整體利益，而GS-IT協議之條款及條件屬公平合理。

資產銷售協議

日期：　二零零七年九月二十八日

訂約方：(i)　買方：I.T；及

(ii)　賣方：本公司

據董事所知悉，I.T與其最終實益擁有人並非本公司之關連人士，並為獨立於本公司及其關連人士之第三者。

銷售資產

根據資產銷售協議，I.T與本公司已同意，本公司將出售及I.T將購買以下資產，包括所有裝修、裝置及各份租約之所有利益及權益(統稱「銷售資產」)：

(a) 中國南京市中山路18號德基廣場店鋪號L202及203（現有租約將於二零零九年二月二十八日屆滿）（南京店舖之實用面積為562平方米）；及

(b) 中國澳門羅保博士街34號至38號廠商會大廈地下A座舖（現有租約將於二零一零年八月十五日屆滿）（澳門店舖之實用面積為346平方米，而總面積為462平方米）。

代價

銷售資產之代價為現金20,000,000港元。代價乃由訂約雙方經參考資產之賬面淨值及南京與澳門市場之發展潛力後按公平原則磋商釐定。

根據未經審核會計賬及記錄之資料，銷售資產由二零零五年九月(業務開始日期)至二零零五年十二月三十一日、截至二零零六年十二月三十一日止年度及截至二零零七年八月三十一日止八個月期間所產生之銷售分別為700,000港元、16,500,000港元及9,700,000港元。於同期，銷售資產之除税前及除税後虧損分別為400,000港元、2,800,000港元及1,600,000港元。

於二零零七年八月三十一日，銷售資產之賬面淨值為9,400,000港元。

完成

銷售資產完成，將於下列先決條件獲達成後第三個營業日發生：

(a) I.T根據上市規則之規定正式取得股東批准資產銷售協議；及

(b) 於資產銷售協議起計42日內根據中國(包括澳門)之相關法例、規則及規例完成有關銷售資產之一切所需轉讓及更新相關租賃協議。倘有關轉讓或更新程序未能於42日內完成，本公司有權透過書面通知委任I.T經營及使用銷售資產，直至彼等各自之現有租約屆滿為止，而據此所賺取或產生之一切收益、損失及開支均撥歸I.T或由I.T承擔。

就上文第(a)項的先決條件而言，於二零零七年九月二十八日，本公司分別接獲(i)Effective Convey Limited；及(ii)3WH Limited之承諾書，據此，彼等分別向本公司承諾：(a) 於資產銷售完成前，彼等不會減持I.T股權；及(b)在上市規則許可之情況下，彼等批准資產銷售協議及據此擬進行之交易。於本公佈日期，Effective Convey Limited及3WH Limited分別為I.T已發行股本中336,037,500股股份之持有人，即佔I.T於本公佈日期之全部已發行股本約32.32%，合共佔64.64%權益。

倘上述先決條件未能於資產銷售協議日期起計120日內獲達成，訂約各方將獲解除其後一切責任，除非先前違反，否則訂約方毋須向另一方負上或承擔任何責任及負債。

進行出售事項之原因

持有銷售資產之店舖現時由本公司租用作為經營GS-IT合營企業之特許經營生意。鑑於GS-IT協議之出售事項，本公司認為出售銷售資產予I.T屬合適之舉。

董事認為出售事項符合本公司及股東之整體利益，而資產銷售協議之條款及條件屬公平合理。

本集團與I.T之資料

本集團主要從事零售、出口及製造休閑服裝，現時之零售經營地點主要為(i)中國(包括香港及澳門)；(ii)澳洲；及(iii)紐西蘭。

I.T集團透過多品牌店舖及單一品牌店舖網絡出售國際品牌、自家品牌及特許品牌服飾，目標對象為不同市場具有不同消費能力之客戶。

出售事項之所得款項

根據GS-IT協議及資產銷售協議擬進行之出售事項之估計所得款項淨額合共為：(i)現金100,000,000港元；及(ii)代價股份。董事擬動用所得現金款項作未來投資用途。現時，本公司並無落實任何投資計劃，惟會首先將該筆銷售所得款項撥作存款，同時，本公司將繼續尋求投資機會。

一般資料

根據上市規則第14.22條，GS-IT協議及資產銷售協議項下擬進行之交易將會合併，並當作一項交易處理。根據上市規則第14.06(2)條，訂立GS-IT協議及資產銷售協議構成本公司之須予披露交易。本公司將根據上市規則第14章之規定，儘快將載有出售事項詳情之通函寄發予各股東。

應本公司之要求，股份已由二零零七年十月二日上午九時三十分起暫停在聯交所買賣，以待刊發本公佈。本公司已向聯交所申請由二零零七年十月三日上午九時三十分起在聯交所恢復股份買賣。

釋義

於本公佈內，除文義另有所指外，下列詞彙具有以下涵義：

「董事局」	指	董事局
「本公司」	指	Glorious Sun Enterprises Limited(旭日企業有限公司)，一家於百慕達註冊成立之有限公司，其已發行股份於聯交所上市
「代價股份」	指	於GS-IT完成日期已發行或同意將予發行於I.T股本中每股面值0.10港元之普通股數目，將佔I.T全部已發行股本之9%，包括根據GS-IT協議協定將予發行之股份，惟不包括根據I.T之僱員購股權計劃同意將予發行之股份(如適用)。根據I.T於二零零七年九月二十八日之已發行股份1,039,700,000股計算，代價股份相等於102,827,473股股份
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「GS-IT協議」	指	(i) I.T；(ii) 旭日貿易；及(iii)本公司於二零零七年九月二十八日就買賣銷售股份及轉讓股東貸款而訂立之買賣協議
「GS-IT完成」	指	完成GS-IT協議

「旭日貿易」	指	旭日貿易(香港)有限公司(前稱旭日洋行有限公司),一家於香港註冊成立之有限公司,現時為本公司之間接全資附屬公司
「香港」	指	中華人民共和國香港特別行政區
「GS-IT合營企業」	指	G.S-i.t Limited,一家於香港註冊成立之有限公司,由I.T之全資附屬公司Sunport Holdings Limited及旭日貿易各自持有50%權益
「上市規則」	指	聯交所證券上市規則
「澳門」	指	中華人民共和國澳門特別行政區
「中國」	指	中華人民共和國
「資產銷售協議」	指	(i)I.T;及(ii)本公司於二零零七年九月二十八日訂立之買賣協議,內容有關買賣銷售資產(定義見本公佈第五頁),包括租賃裝修、裝置、存貨及租金按金以及有關租賃所產生之任何利益
「資產銷售完成」	指	完成資產銷售協議
「I.T」	指	I.T Limited,一家於百慕達註冊成立之有限公司,其每股面值0.10港元之已發行普通股份於聯交所上市
「銷售股份」	指	GS-IT合營企業股本中30,000,000股每股面值1.00港元之股份,佔GS-IT合營企業全部已發行股本之50%
「股東」	指	本公司股東
「股東貸款」	指	GS-IT合營企業應付及結欠旭日貿易之股東貸款,於GS-IT協議日期之金額為63,500,000港元
「聯交所」	指	香港聯合交易所有限公司

「台灣」 指 中華民國

「港元」 指 港元，香港法定貨幣

承董事局命
董事長
楊　劍 *太平紳士*

香港，二零零七年十月二日

於本公佈日期，董事局包括執行董事楊釗博士 銀紫荊星章 太平紳士、楊勳先生、楊浩先生、鮑仕基先生、許宗盛太平紳士、張慧儀女士及陳永根先生；獨立非執行董事王敏剛 銅紫荊星章 太平紳士、劉漢銓 金紫荊星章 太平紳士及鍾瑞明 金紫荊星章 太平紳士及非執行董事林家禮博士

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealers, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your shares in **Glorious Sun Enterprises Limited**, you should at once hand this circular to the purchaser(s) or to the transferee(s) or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 393)

DISCLOSEABLE TRANSACTION

DISPOSAL OF THE ENTIRE INTERESTS IN AN ASSOCIATED COMPANY

AND

THE RELATED SHAREHOLDER'S LOAN

AND

DISPOSAL OF PROPERTIES

23 October 2007

CONTENTS

In this Circular, unless the context otherwise requires, the following expressions have the meanings as set out below:

"Announcement"	the announcement of the Company dated 2 October 2007 in relation to the GS-IT Agreement and the Properties Sale Agreement respectively
"Board"	the board of Directors
"Company"	Glorious Sun Enterprises Limited, a company incorporated in Bermuda with limited liability and the issued shares of which are listed on the Stock Exchange
"Consideration Shares"	such number of ordinary shares of par value of HK$0.10 each in the share capital of I.T which will represent 9% of the entire issued share capital of I.T issued or agreed to be issued as at the date of GS-IT Completion (including the agreement to issue these shares under the GS-IT Agreement but excluding those shares agreed to be issued under any employee share-option scheme of I.T, if applicable). Based on I.T's 1,039,700,000 shares in issue as at 28 September 2007, the Consideration Shares shall be equal to 102,827,473 shares
"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries
"GS-IT Agreement"	the sale and purchase agreement dated 28 September 2007 entered into between: (i) I.T; (ii) the GS-Trading; and (iii) the Company in relation to the sale and purchase of the Sale Shares and the assignment of the Shareholder's Loan
"GS-IT Completion"	completion of the GS-IT Agreement
"GS-IT JV"	G.S – i.t Limited, a company incorporated in Hong Kong with limited liability which is owned as to 50% by Sunport and 50% by GS-Trading
"GS-Trading"	Glorious Sun Trading (HK) Limited (formerly known as Glorious Sun Trading Company Limited), a company incorporated in Hong Kong with limited liability and currently an indirect wholly-owned subsidiary of the Company
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China

"Latest Practicable Date"	18 October 2007, being the latest practicable date prior to the printing of this Circular for the purposes of ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Macau"	the Macau Special Administrative Region of the People's Republic of China
"PRC"	The People's Republic of China
"Properties Sale Agreement"	the sale and purchase agreement dated 28 September 2007 entered into between: (i) I.T; and (ii) the Company, in relation to the sale and purchase of the Sale Properties including the leasehold improvement, fixtures, inventories and rental deposit and any benefit arising from the relevant lease thereof
"Properties Sale Completion"	completion of the Properties Sale Agreement
"I.T"	I.T Limited, a company incorporated in Bermuda with limited liability and its issued ordinary shares of par value of HK$0.10 each are listed on the Stock Exchange
"Sale Properties"	shall have the meaning as set out in page 7 of this Circular
"Sale Shares"	30,000,000 shares of par value of HK$1.00 each in the share capital of GS-IT JV representing 50% of the entire issued share capital of GS-IT JV
"Shareholder(s)"	shareholders of the Company
"Shareholder's Loan"	the shareholder's loan due and owing by the GS-IT JV to the GS-Trading, the amount of which was HK$63,500,000 as at the date of the GS-IT Agreement
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Sunport"	Sunport Holdings Limited, a wholly-owned subsidiary of I.T
"Taiwan"	The Republic of China
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 393)

Executive Directors:
Dr. Charles Yeung, SBS, JP *(Chairman)*
Mr. Yeung Chun Fan *(Vice-chairman)*
Mr. Yeung Chun Ho
Mr. Pau Sze Kee, Jackson
Mr. Hui Chung Shing, Herman, JP
Ms. Cheung Wai Yee
Mr. Chan Wing Kan, Archie

Independent Non-Executive Directors:
Mr. Wong Man Kong, Peter, BBS, JP
Mr. Lau Hon Chuen, Ambrose, GBS, JP
Mr. Chung Shui Ming, Timpson, GBS, JP

Non-Executive Director:
Dr. Lam Lee G.

Registered Office:
Clarendon House
2 Church Street
Hamilton, HM11
Bermuda

Principal Place of Business in Hong Kong:
Glorious Sun Group Building
97 How Ming Street
Kowloon
Hong Kong

23 October 2007

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION
DISPOSAL OF THE ENTIRE INTERESTS IN AN ASSOCIATED COMPANY
AND
THE RELATED SHAREHOLDER'S LOAN
AND
DISPOSAL OF PROPERTIES

INTRODUCTION

Reference is made to the Announcement in which the Company announced that it had entered into two (2) agreements, the GS-IT Agreement and the Properties Sale Agreement respectively.

The GS-IT Agreement

On 28 September 2007, GS-Trading (as vendor), an indirect wholly-owned subsidiary of the Company, entered into the GS-IT Agreement with I.T (as purchaser) and the Company (as guarantor) pursuant to which GS-Trading has conditionally agreed to sell the Sale Shares and assign the Shareholder's Loan to I.T and I.T has conditionally agreed to purchase the Sale Shares and accept assignment of the Shareholder's Loan from GS-Trading for a total consideration of (i) HK$80,000,000; and (ii) the Consideration Shares.

The Properties Sale Agreement

On 28 September 2007, the Company (as vendor) entered into the Properties Sale Agreement with I.T (as purchaser) pursuant to which the Company has conditionally agreed to sell the Sale Properties to I.T and I.T has conditionally agreed to purchase the Sale Properties from the Company for a total consideration of HK$20,000,000.

Pursuant to Rule 14.22 of the Listing Rules, the transactions contemplated under the GS-IT Agreement and the Properties Sale Agreement will be aggregated as if they were one transaction. Pursuant to Rule 14.06(2) of the Listing Rules, the entering into of the GS-IT Agreement and the Properties Sale Agreement constitutes a discloseable transaction of the Company.

The purpose of this Circular is to provide you with further information of the respective transactions contemplated under the GS-IT Agreement and the Properties Sale Agreement respectively.

THE GS-IT AGREEMENT

Date:

28 September 2007

Parties:

(i) Purchaser: I.T;

(ii) Vendor: GS-Trading; and

(iii) Guarantor: the Company

To the best of the Directors' knowledge, I.T and its ultimate beneficial owners are not connected persons of the Company and are third parties independent of the Company and its connected persons.

The Sale Shares and the Shareholder's Loan

Pursuant to the GS-IT Agreement, GS-Trading has conditionally agreed to sell the Sale Shares and assign the Shareholder's Loan to I.T and I.T has conditionally agreed to purchase the Sale Shares and accept assignment of the Shareholder's Loan from GS-Trading as at the GS-IT Completion. As at the date of the GS-IT Agreement, the amount of the Shareholder's Loan is HK$63,500,000.

Consideration

The total consideration payable by I.T for the Sale Shares and the Shareholder's Loan is: (i) HK$80,000,000 (which will be satisfied by way of cash in one lump sum upon the GS-IT Completion); and (ii) the Consideration Shares (collectively the "Total GS-IT Consideration"). Based on I.T's 1,039,700,000 shares in issue as at 28 September 2007, the Consideration Shares shall be equal to 102,827,473 shares. On the basis of the closing price of I.T's shares as at 28 September 2007 in the sum of HK$1.78 per share, the Consideration Shares is approximately valued at HK$183,000,000. The Total GS-IT Consideration is approximately HK$263,000,000. It is agreed between the parties that HK$63,500,000 of the cash consideration will be apportioned as consideration for the Shareholder's Loan while the remaining cash balance of HK$16,500,000 and the Consideration Shares will be apportioned as consideration for the Sale Shares.

On the above basis, there is no gain on disposal of the Shareholder's Loan while the gain on disposal of the Sales Shares would be approximately HK$183,300,000 based on the net assets value of GS-IT JV as at 31 July 2007. Such gain from the disposal of the Sale Shares represent the excess of the consideration (in the sum of HK$199,500,000, being the aggregate of the cash consideration apportioned for the Sale Shares (HK$16,500,000) and the value of the Consideration Shares (approximately HK$183,000,000) over 50% of the net assets value (in the sum of approximately HK$16,200,000, excluding all shareholders' loans) of GS-IT JV.

The Total GS-IT Consideration was determined by reference to past performance, trailing revenue of GS-IT JV and comparison to the value of the other PRC retail players and the potential of the PRC market.

Loss before taxation of GS-IT JV for the two years ended 31 December 2006 were approximately HK$5,500,000 and HK$13,600,000 respectively. Loss after taxation of GS-IT JV for the two years ended 31 December 2006 were approximately HK$6,400,000 and HK$12,800,000 respectively. As at 31 July 2007, the total net assets value (including all shareholders' loans in the amount of approximately HK$111,300,000 which is treated as an equity item in the balance sheet of GS-IT JV) of GS-IT JV amounted to approximately HK$143,700,000.

The Board is of the view that the disposal is in the interest of the Company and the Shareholders as a whole, and the terms and conditions of the GS-IT Agreement are fair and reasonable.

Completion

The GS-IT Completion will take place on the third (3rd) business day after satisfaction of the following conditions precedents:

(a) I.T duly obtaining the necessary shareholders' approval in relation to the GS-IT Agreement and the transactions contemplated thereunder as required under the Listing Rules;

(b) obtaining permission from the Bermuda Monetary Authority for the issuance of the Consideration Shares (if necessary); and

(c) obtaining permission from the Stock Exchange for the listing and trading of the Consideration Shares.

No party may waive the above conditions precedent. In relation to condition precedent (a) above, on 28 September 2007, the Company and GS-Trading have received undertakings from each of: (i) Effective Convey Limited; and (ii) 3WH Limited respectively, each being a holder of 336,037,500 shares in the issued share capital of I.T as at the date of the Announcement (i.e. representing approximately 32.32% of the entire issued share capital of I.T as at the date of the Announcement and 64.64% of the same in aggregate) under which Effective Convey Limited and 3WH Limited have respectively undertaken in favour of the Company and GS-Trading that: (a) prior to the GS-IT Completion, they would not decrease their shareholding in I.T in any way; and (b) that to the extent permissible under the Listing Rules, they would approve the GS-IT Agreement and the transactions as contemplated thereunder.

Pursuant to the GS-IT Agreement, the parties shall use their best endeavors to satisfy all the above conditions precedents within 42 days of the agreement. If the conditions precedents are not satisfied within 120 days of the GS-IT Agreement, the parties are released from all further obligations without any liability towards the others save for any antecedent breach.

Upon the GS-IT Completion, GS-Trading will not own any shares in GS-IT JV and GS-IT JV will no longer be an associated company of the Company.

The Company as guarantor

The Company is the guarantor under the GS-IT Agreement under which the Company (i) represents jointly and severally with GS-Trading in favour of I.T that the Sale Shares are free from all encumbrances; (ii) agrees to ensure or procure that GS-Trading will perform its obligations in accordance with the terms and conditions of the GS-IT Agreement; and (iii) agrees to indemnify I.T for any loss, claims or liabilities incurred or suffered by I.T as a result of any breach of the GS-IT Agreement by either GS-Trading or the Company.

Information on GS-IT JV

GS-IT JV is a company incorporated in Hong Kong with limited liability established pursuant to an agreement dated 30 November 2003 entered into between Sunport and GS-Trading. As at the date of the GS-IT Agreement, Sunport and GS-Trading holds 50% of the entire issued share capital of GS-IT JV respectively. The principal businesses of GS-IT JV are the distribution and retail of clothing in the PRC (including Macau and Taiwan, but excluding Hong Kong).

Reasons for the disposal

GS-IT JV was established jointly in 2003 by the Company and I.T with a view to combine the strengths of both groups in the fashion retail business. With the PRC's accession to the World Trade Organization, the retail markets of the PRC and Hong Kong have become more and more integrated. The Company is of the view that the merger of the operations of I.T in Hong Kong and GS-IT JV in the PRC would greatly enhance the operational efficiency and competitive edges of GS-IT JV and it is beneficial to the shareholders of the Company and I.T. Therefore the Company decided to sell its entire equity in GS-IT JV to I.T for a consideration of cash and shares in I.T.

The Directors consider that the disposal is in the interests of the Company and the Shareholders as a whole and the terms and conditions of the GS-IT Agreement are fair and reasonable.

THE PROPERTIES SALE AGREEMENT

Date:

28 September 2007

Parties:

(i) Purchaser: I.T; and

(ii) Vendor: the Company

To the best of the Directors' knowledge, I.T and its ultimate beneficial owners are not connected persons of the Company and are third parties independent of the Company and its connected persons.

The Sale Properties

Pursuant to the Properties Sale Agreement, I.T and the Company have agreed that the Company will sell and I.T will purchase the properties (including all its renovations, fixtures, and benefits and rights under the respective tenancies) set out below:

(a) Store at L202, 203 Deji Plaza, 18 Zhongshan Road, Nanjing, PRC (existing tenancy to expire on 28 February 2009) (the saleable area of this store is 562 square metre); and

(b) Store at AR/C, EDF., "Chon Ceong Vui", No. 34-38 Rua Do Dr. Pedro Jose Lobo, Macau, PRC (existing tenancy to expire on 15 August 2010) (the saleable area of this store is 346 square metre and gross area is 462 square metre).

(collectively the "Sale Properties")

Consideration

The consideration for the Sale Properties is HK$20,000,000 cash. The consideration was determined between the parties after arm's length negotiations with reference to the net book value of the assets and the potential of Nanjing and Macau markets.

According to unaudited information from the books and records, revenue deriving from the Sale Properties from September 2005 (commencement of business) to 31 December 2005, for the year ended 31 December 2006 and for the eight months ended 31 August 2007 were approximately HK$700,000, HK$16,500,000 and HK$9,700,000 respectively. Loss before and after taxation deriving from the Sale Properties for the same periods were approximately HK$400,000, HK$2,800,000 and HK$1,600,000 respectively.

As at 31 August 2007, the net book value of the Sale Properties was approximately HK$9,400,000. On this basis, the gain on disposal of the Sale Properties would be approximately HK$10,600,000.

The consideration for the Sale Properties is payable upon the Properties Sale Completion.

Completion

The Properties Sale Completion will take place on the third (3rd) business day after satisfaction of the following conditions precedents:

(a) I.T duly obtaining the necessary shareholders' approval in relation to the Properties Sale Agreement as required under the Listing Rules; and

(b) completion of all necessary assignment and novation of the relevant tenancy agreement(s) in relation to the Sale Properties pursuant to the relevant laws, rules and regulations of the PRC (including Macau) within 42 days of the Properties Sale Agreement. If such assignment and novation procedures are not completed within 42 days, the Company has the right to appoint I.T by way of written notice to operate and use the Sale Properties until expiration of their respective current tenancies with all profit, losses and expenses gained or incurred thereunder shall belong to or be borne by I.T.

In relation to condition precedent (a) above, on 28 September 2007, the Company has received undertakings from each of: (i) Effective Convey Limited; and (ii) 3WH Limited respectively, each being a holder of 336,037,500 shares in the issued share capital of I.T as at the date of the Announcement (i.e. representing approximately 32.32% of the entire issued share capital of I.T as at the date of the Announcement and 64.64% of the same in aggregate) under which Effective Convey Limited and 3WH Limited have respectively undertaken in favour of the Company that: (a) prior to the Properties Sale Completion, they would not decrease their shareholding in I.T in any way; and (b) that to the extent permissible under the Listing Rules, they would approve the Properties Sale Agreement and the transactions as contemplated thereunder.

If the above conditions precedents are not satisfied within 120 days of the Properties Sale Agreement, the parties are released from all further obligation without any responsibilities nor owe any liabilities towards the other parties save for any antecedent breach.

Reasons for the disposal

The Sale Properties are properties currently leased by the Company to operate as a franchisee of GS-IT JV. In light of the disposal under the GS-IT Agreement, the Company considers that it is appropriate to also dispose of the Sale Properties to I.T.

The Directors consider that the disposal is in the interests of the Company and the Shareholders as a whole and the terms and conditions of the Properties Sale Agreement are fair and reasonable.

INFORMATION ON THE GROUP AND I.T

The Group is principally engaged in the retail, export and manufacture of casual wear apparel and currently has retail operations mainly in locations of: (i) the PRC (including Hong Kong and Macau); (ii) Australia; and (iii) New Zealand.

The I.T group sells apparel from international brands, in-house brands and licensed brands through a network of multi-brand stores and single brand stores which are targeted at different market segments to appeal to a wide range of customers with varying spending power.

PROCEEDS FOR THE DISPOSAL

The estimated net proceeds for the disposals contemplated under the GS-IT Agreement and the Properties Sale Agreement will in aggregate amount to: (i) HK$100,000,000 in cash; and (ii) the Consideration Shares. The Directors intend to utilize the cash proceeds for future investment purpose. At this moment, the Company does not have any solid plan for investment but will keep these sales proceed as deposit first and at the same time, the Company will be looking for investment opportunity.

GENERAL

Pursuant to Rule 14.22 of the Listing Rules, the transactions contemplated under the GS-IT Agreement and the Properties Sale Agreement will be aggregated as if they were one transaction. Pursuant to Rule 14.06(2) of the Listing Rules, the entering into of the GS-IT Agreement and the Properties Sale Agreement constitutes a discloseable transaction of the Company.

FINANCIAL EFFECTS OF THE TRANSACTIONS ON THE COMPANY

Following the disposal of the Shareholder's Loan, the Sale Shares and the Sale Properties, the Company's balance sheet will be adjusted to take into account the decrease in current and non-current assets, which will include the Company's interests in associates. Concurrently, the cash payments to be received by the Company through the disposals will increase the Company's current assets and the Consideration Shares will be included as non-current financial assets held by the Company. The Directors are of the view that the Consideration Shares will generate a continuous income for the Company in the future.

On the basis of the information disclosed in this Circular, the total gain on disposal of the Shareholder's Loan, Sale Shares and Sale Properties would be approximately HK$193,900,000. The transactions contemplated pursuant to both the GS-IT Agreement and the Properties Sale Agreement will have no financial effect on the liabilities of the Company.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendix to this Circular.

Yours faithfully,
By order of the Board of
Glorious Sun Enterprises Limited
Dr. Charles Yeung, *SBS, JP*
Chairman

1. RESPONSIBILITY STATEMENT

This Circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

2.1 Directors' interests in shares and debt securities of the Company and its associated corporations

As at the Latest Practicable Date, the interests and short positions held by the Directors in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be (a) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions in which they were taken or deemed to have under such provisions of the SFO); (b) entered into the register kept by the Company pursuant to section 352 of the SFO; or (c) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules, were as follows:

Name of director	Capacity	No. of shares held	Percentage of total number of issued shares (%)
Dr. Charles Yeung, SBS, JP	Interests of controlled corporations	532,668,000 (L)(1) 6,600,000 (S)(1)	50.279 (L) 0.623 (S)
Mr. Yeung Chun Fan	Interests of controlled corporations and interests of spouse	539,398,000 (L)(1)(3) 6,600,000 (S)(1)(3)	50.915 (L) 0.623 (S)
Mr. Yeung Chun Ho	Interest of a controlled corporation	27,430,000 (L)(2)	2.589 (L)
Mr. Pau Sze Kee, Jackson	Beneficial owner	9,370,000 (L)	0.884 (L)
Mr. Hui Chung Shing, Herman, JP	Beneficial owner	6,250,000 (L)	0.590 (L)
Ms. Cheung Wai Yee	Beneficial owner and interests of spouse	539,398,000 (L)(3) 6,600,000 (S)(3)	50.915 (L) 0.623 (S)
Mr. Lau Hon Chuen, Ambrose, GBS, JP	Beneficial owner	956,000 (L)	0.090 (L)

Notes:

(L) denotes long position

(S) denotes short position

1. The 532,668,000 shares in long position comprised 392,388,000 shares held by Glorious Sun Holdings (BVI) Limited (the entire issued voting share capital of which was held as to 51.934% by Dr. Chares Yeung, SBS, JP and as to 48.066% by Mr. Yeung Chun Fan); 138,540,000 shares held by Advancetex Holdings (BVI) Limited (the entire issued voting share capital of which was held as to 51.934% by Dr. Charles Yeung, SBS, JP and as to 48.066% by Mr. Yeung Chun Fan) and 1,740,000 shares held by G. S. Strategic Investment Limited (the entire issued voting share capital of which was held as to 50% by each of Dr. Charles Yeung, SBS, JP and Mr. Yeung Chun Fan).

   The 6,600,000 shares in short position were held by Glorious Sun Holdings (BVI) Limited.

2. These shares were held by Unicom Consultants Limited, which was wholly-owned by Mr. Yeung Chun Ho.

3. Ms. Cheung Wai Yee is the spouse of Mr. Yeung Chun Fan. The long position in shares comprised 6,730,000 shares held as beneficial owner and 532,668,000 deemed interests in shares held through spouse.

   The 6,600,000 shares in short position were deemed interests in shares held through spouse.

Save as disclosed in this Circular, as at the Latest Practicable Date, none of the Directors had or was deemed to have any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in Part XV of the SFO) which would be required to be (a) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including the interests or short positions in which they were taken or deemed to have taken under such provisions of the SFO); (b) entered into the register kept by the Company pursuant to section 352 of the SFO; or (c) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules.

2.2 Substantial shareholders' interest in the Company

Save as disclosed below, and so far as the Directors were aware, as at the Latest Practicable Date, there were no other persons (other than the Directors disclosed under the paragraph 2.1 above) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register kept by the Company pursuant to section 336 of the SFO.

Name of substantial shareholder	Capacity	No. of shares held	Percentage of total number of issued shares (%)
Glorious Sun Holdings (BVI) Limited	Beneficial Owner	392,388,000 (L) 6,600,000 (S)	37.038 (L) 0.623 (S)
Advancetex Holdings (BVI) Limited	Beneficial Owner	138,540,000 (L)	13.077 (L)
Mr. Cheah Cheng Hye	Beneficial owner; interest of a controlled corporation and interest of child under 18 or spouse	63,235,000 (L)(1)	5.969 (L)
Value Partners Limited	Investment manager	62,857,000 (L)	5.933 (L)
Commonwealth Bank of Australia	Interests of controlled corporations	74,079,100 (L)(2)	6.992 (L)
Matthews International Capital Management, LLC	Investment manager	65,067,000 (L)	6.142 (L)

Notes:

(L) denotes long position

(S) denotes short position

1. These shares represented 500,000 shares held as beneficial owner, 240,000 shares held by child under 18 or spouse and 62,495,000 shares held through Value Partners Limited, a company controlled by Mr. Cheah.

2. These shares were held by various wholly-owned subsidiaries of Commonwealth Bank of Australia.

Save as disclosed in this Circular and so far as the Directors were aware, as at the Latest Practicable Date, there were no other persons who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 or 3 of Part XV of the SFO, or which were recorded in the register kept by the Company pursuant to section 336 of the SFO.

2.3 Substantial shareholders in the Company's subsidiaries

Save as disclosed below, and so far as the Directors were aware, as at the Latest Practicable Date, there were no other persons who directly or indirectly had interest in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of other members of the Group or has any option in any respect of such capital:

Name of subsidiary	Name of shareholder	Number and class of shares held	Percentage of shareholding (%)
GS Kenneth Fashion Design Company Limited	Kenneth Fong Design De Moda E Planeamento Lda	40 ordinary shares	40
Golden Prospects Enterprises Limited	The Wins Trading (HK) Company	35 ordinary shares	35
Unity Glory Interior Design & Decoration (H.K.) Limited	The Wins Trading (HK) Company	35 ordinary shares	35
Famebish Industrial Limited	Mr. Lam Cheung Chuen	12,000 ordinary shares	12
	Mr. Lam Cheung Fat	12,000 ordinary shares	12
	Mr. Fung Hing Tse	16,000 ordinary shares	16
Petrie Mansions Management Limited	Mr. Lam Cheung Chuen	1,200 ordinary shares	12
	Mr. Lam Cheung Fat	1,200 ordinary shares	12
	Mr. Fung Hing Tse	1,600 ordinary shares	16
Sparrow Apparels Limited	Mrs. Nurjehan Mazhar	12,617 ordinary shares	12.62
蘇州工業園區爵柏服飾有限公司	Asia Accord Limited	US$168,000 (registered capital)	40
泰州爵柏服飾有限公司	Asia Accord Limited	US$12,000 (registered capital)	12
石家莊常宏建築裝飾工程有限公司	河北恒山建築工程有限責任公司	US$294,000 (registered capital)	14
	The Wins Trading (HK) Company	US$441,000 (registered capital)	21
Gennon Fashion Garment Manufactory (H.K.) Limited	Mr. Lee Fung Tai	266,600 ordinary shares	24.8
	Mr. Li Fung Lok	266,600 ordinary shares	24.8

Name of subsidiary	Name of shareholder	Number and class of shares held	Percentage of shareholding (%)
Main Pui Investments Limited	Mr. Lee Fung Tai	362,080 ordinary shares	24.8
	Mr. Li Fung Lok	362,080 ordinary shares	24.8
J-Loong Trading Limited	Mr. Lee Fung Tai	74,400 ordinary shares	24.8
	Mr. Li Fung Lok	74,400 ordinary shares	24.8
Gennon Enterprises Limited	Mr. Lee Fung Tai	248,000 ordinary shares	24.8
	Mr. Li Fung Lok	248,000 ordinary shares	24.8
Gennon International Trading (H.K.) Limited	Mr. Lee Fung Tai	124,000 ordinary shares	24.8
	Mr. Li Fung Lok	124,000 ordinary shares	24.8
Chapman Development Limited	Mr. Lee Fung Tai	248 ordinary shares	24.8
	Mr. Li Fung Lok	248 ordinary shares	24.8
J-Loong Overseas Production (Singapore) Pte Limited	Mr. Lee Fung Tai	248 ordinary shares	24.8
	Mr. Li Fung Lok	248 ordinary shares	24.8
Gennon International (Singapore) Pte Limited	Mr. Lee Fung Tai	248 ordinary shares	24.8
	Mr. Li Fung Lok	248 ordinary shares	24.8
Recent Garments And Knitting Industries Ltd.	Mrs. Anar Khali Chowdhury	290 ordinary shares	29
Gennon International Trading Limited	Mr. Lee Fung Tai	248 ordinary shares	24.8
	Mr. Li Fung Lok	248 ordinary shares	24.8
Profit Gain Trading (BVI) Limited	Mr. Lee Fung Tai	248 ordinary shares	24.8
	Mr. Li Fung Lok	248 ordinary shares	24.8
Chapman International Trading Limited	Mr. Lee Fung Tai	248 ordinary shares	24.8
	Mr. Li Fung Lok	248 ordinary shares	24.8
Super Connection International Limited	Mr. Lee Fung Tai	248 ordinary shares	24.8
	Mr. Li Fung Lok	248 ordinary shares	24.8
Goldmark Development Limited	Mr. Lee Fung Tai	248 ordinary shares	24.8
	Mr. Li Fung Lok	248 ordinary shares	24.8
Shamoli Garments Limited	Mr. Golam Kibria Chowdhury	11,250 ordinary shares	11.25
	Mr. G.S. Hasan Chowdhury	11,250 ordinary shares	11.25
Recent Sweaters Limited	Mr. Golam Kabir Chowdhury	300 ordinary shares	15
	Mr. G.S. Hasan Chowdhury	300 ordinary shares	15

3. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors, or so far as was known to them, any of their respective associates (as defined in the Listing Rules) was interested in a business which competes or is likely to compete, either directly or indirectly, with the business of the Group.

4. LITIGATION

As at the Latest Practicable Date, no member of the Group was engaged in any litigation or claims of material importance known to the Directors to be pending or threatened against any members of the Group.

5. MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2006, the date to which the latest published audited financial statements of the Company were made up.

6. GENERAL

(a) As at the Latest Practicable Date, none of the Directors has any existing or proposed service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation).

(b) The secretary of the Company is Mr. Mui Sau Keung, Isaac, AHKICPA and the qualified accountant of the Company is Mr. Lai Man Sum, Sam, FCCA, AHKICPA.

(c) The registered office of the Company is at Clarendon House, 2 Church Street, Hamilton, HM11, Bermuda and the head office and principal place of business in Hong Kong is at Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong.

(d) The Hong Kong branch share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited, 46/F., Hopewell Centre, 183 Queen's Road East, Hong Kong.

(e) The English language text of this Circular shall prevail over the Chinese language text.

3. 董事於競爭業務之權益

於最後可行日期，各董事或彼等的聯繫人士(按上市規則定義)，概無直接或間接在與本集團業務發生競爭或可能發生競爭的業務中擁有任何權益。

4. 訴訟

於最後可行日期，據董事所知悉，本集團之成員公司概無牽涉入任何尚未了結或對本集團成員公司有不利影響之重大訴訟或索償。

5. 重大逆轉

董事局概不知悉自二零零六年十二月三十一日(即本公司最近期刊發之經審核財務報表之結算日)起，本集團出現任何財務或經營狀況的重大逆轉。

6. 一般資料

(a) 於最後可行日期，概無任何董事與本公司或其任何集團成員公司存有或擬訂立服務合約，但不包括於一年內到期或可由僱主終止而毋須支付賠償(法定賠償除外)之合約。

(b) 本公司之秘書為梅守強先生AHKICPA；合資格會計師為賴文深先生FCCA，AHKICPA。

(c) 本公司之註冊地址為Clarendon House, 2 Church Street, Hamilton HM11, Bermuda；總辦事處及於香港之主要營業地點為香港九龍觀塘巧明街97號旭日集團大廈。

(d) 本公司之股份過戶登記分處為香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓。

(e) 本通函之中，概以英文版為準。

附屬公司名稱	股東名稱	所持股份數目及類別	股權百分比 (%)
萬倍投資有限公司	李逢泰先生 李逢樂先生	362,080股普通股 362,080股普通股	24.8 24.8
即隆貿易有限公司	李逢泰先生 李逢樂先生	74,400股普通股 74,400股普通股	24.8 24.8
鎮安企業有限公司	李逢泰先生 李逢樂先生	248,000股普通股 248,000股普通股	24.8 24.8
鎮安國際貿易有限公司	李逢泰先生 李逢樂先生	124,000股普通股 124,000股普通股	24.8 24.8
卓明發展有限公司	李逢泰先生 李逢樂先生	248股普通股 248股普通股	24.8 24.8
J-Loong Overseas Production (Singapore) Pte Limited	李逢泰先生 李逢樂先生	248股普通股 248股普通股	24.8 24.8
Gennon International (Singapore) Pte Limited	李逢泰先生 李逢樂先生	248股普通股 248股普通股	24.8 24.8
Recent Garments And Knitting Industries Ltd.	Anar Khali Chowdhury夫人	290股普通股	29
Gennon International Trading Limited	李逢泰先生 李逢樂先生	248股普通股 248股普通股	24.8 24.8
Profit Gain Trading (BVI) Limited	李逢泰先生 李逢樂先生	248股普通股 248股普通股	24.8 24.8
Chapman International Trading Limited	李逢泰先生 李逢樂先生	248股普通股 248股普通股	24.8 24.8
Super Connection International Limited	李逢泰先生 李逢樂先生	248股普通股 248股普通股	24.8 24.8
Goldmark Development Limited	李逢泰先生 李逢樂先生	248股普通股 248股普通股	24.8 24.8
Shamoli Garments Limited	Golam Kibria Chowdhury先生 G.S. Hasan Chowdhury先生	11,250股普通股 11,250股普通股	11.25 11.25
Recent Sweaters Limited	Golam Kabir Chowdhury先生 G.S. Hasan Chowdhury先生	300股普通股 300股普通股	15 15

2.3 本公司附屬公司之主要股東

除下文所披露外，據董事所知悉，於最後可行日期，概無其他人士直接或間接擁有可於任何情況下有權在本集團任何成員公司股東大會上投票的任何類別股本面值10%或以上的權益；或於該等股本擁有購股權：

附屬公司名稱	股東名稱	所持股份數目及類別	股權百分比 (%)
旭日肯尼斯服裝設計有限公司	Kenneth Fong Design De Moda E Planeamento Lda	40股普通股	40
Golden Prospects Enterprises Limited	香港宏業貿易公司	35股普通股	35
常宏設計裝飾工程(香港)有限公司	香港宏業貿易公司	35股普通股	35
爵柏實業有限公司	林長泉先生	12,000股普通股	12
	林長發先生	12,000股普通股	12
	馮慶梓先生	16,000股普通股	16
Petrie Mansions Management Limited	林長泉先生	1,200股普通股	12
	林長發先生	1,200股普通股	12
	馮慶梓先生	1,600股普通股	16
Sparrow Apparels Limited	Nurjehan Mazhar夫人	12,617股普通股	12.62
蘇州工業園區爵柏服飾有限公司	旭俊有限公司	US$168,000 (註冊資本)	40
泰州爵柏服飾有限公司	旭俊有限公司	US$12,000 (註冊資本)	12
石家莊常宏建築裝飾工程有限公司	河北恒山建築工程有限責任公司	US$294,000 (註冊資本)	14
	香港宏業貿易公司	US$441,000 (註冊資本)	21
鎮安製衣廠(香港)有限公司	李逢泰先生	266,600股普通股	24.8
	李逢樂先生	266,600股普通股	24.8

2.2 主要股東於公司之權益

除下文所披露者外，據董事所知悉，於最後可行日期，概無任何人士(除於上述2.1節內所披露之董事外)，於本公司股份或相關股份中，擁有須根據證券及期貨條例第XV部份第2及3分部之條文向本公司披露的權益或淡倉；或已載入本公司根據證券及期貨條例第336條存置的登記冊的權益或淡倉。

主要股東名稱	身份	所持股份數目	已發行總股本百分比 (%)
Glorious Sun Holdings (BVI) Limited	實益擁有人	392,388,000 (L) 6,600,000 (S)	37.038 (L) 0.623 (S)
Advancetex Holdings (BVI) Limited	實益擁有人	138,540,000 (L)	13.077 (L)
謝清海先生	實益擁有人；未滿18歲子女或配偶及受控制公司之權益	63,235,000 (L)(1)	5.969 (L)
Value Partners Limited	投資經理	62,857,000 (L)	5.933 (L)
Commonwealth Bank of Australia	受控制公司之權益	74,079,100 (L)(2)	6.992 (L)
Matthews International Capital Management, LLC	投資經理	65,067,000 (L)	6.142 (L)

附註：

(L)　代表好倉

(S)　代表淡倉

1. 該等股份中的500,000股由實益擁有人持有，240,000股由未滿18歲子女或配偶持有，及62,495,000股由Value Partners Limited(一間由謝先生控制的公司)所擁有。

2. 該等股份由Commonwealth Bank of Australia之多間全資附屬公司持有。

除本通函所披露者外，據董事所知悉，於最後可行日期，概無任何人士，於本公司股份或相關股份中，擁有須根據證券及期貨條例第XV部份第2及3分部之條文向本公司披露的權益或淡倉；或已載入本公司根據證券及期貨條例第336條存置的登記冊的權益或淡倉。

附註：

(L) 代表好倉

(S) 代表淡倉

1. 532,668,000股好倉股份，其中392,388,000股股份是由Glorious Sun Holdings (BVI) Limited持有（而其全部已發行投票股本則由楊釗太平紳士及楊勳先生分別持有51.934%及48.066%）；138,540,000股股份由Advancetex Holdings (BVI) Limited持有（而其全部已發行投票股本則由楊釗太平紳士及楊勳先生分別持有51.934%及48.066%）；1,740,000股股份由旭日投資發展有限公司持有（而其全部已發行投票股本則由楊釗太平紳士及楊勳先生各自持有50%）。

   6,600,000股淡倉股份是由Glorious Sun Holdings (BVI) Limited持有。

2. 股份是由Unicom Consultants Limited持有（該公司為楊浩先生全資擁有）。

3. 張慧儀女士為楊勳先生之配偶。好倉股份中包括由實益擁有人持有之6,730,000股股份，及由配偶持有之被視作擁有權益之532,668,000股股份。

   6,600,000股淡倉股份為由配偶持有之被視作擁有權益。

除於本通函所披露者外，於最後可行日期，概無董事擁有或被視為擁有於本公司或其任何聯營公司（按證券及期貨條例第XV部之涵義）的股份、相關股份或債券中擁有(a)根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益或淡倉（包括根據證券及期貨條例擁有或被視為擁有之權益或淡倉）；或(b)根據證券及期貨條例第352條須記錄於據此置存之記錄冊中之權益或淡倉；或(c)根據上市規則附錄十之上市發行人董事進行證券交易的標準守則知會本公司及聯交所之權益或淡倉。

1. 責任聲明

本通函乃遵照上市規則而提供有關本公司資料詳情。各董事對本通函所載有關資料的準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所知及確信，本通函並無遺漏其他事實以致本通函內任何聲明產生誤導。

2. 權益披露

2.1 董事於本公司及其聯營公司之股份及債券權益

於最後可行日期，董事於本公司或其任何聯營公司(按證券及期貨條例第XV部之涵義)的股份、相關股份或債券中擁有(a)根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所之權益或淡倉(包括根據證券及期貨條例擁有或被視為擁有之權益或淡倉)；或(b)根據證券及期貨條例第352條須記錄於據此置存之記錄冊中之權益或淡倉；或(c)根據上市規則附錄十之上市發行人董事進行證券交易的標準守則知會本公司及聯交所之權益或淡倉如下：

董事姓名	身份	所持股份數目	股權總數百分比 (%)
楊　釗博士 銀紫荊星章、太平紳士	受控制公司之權益	532,668,000 (L)(1) 6,600,000 (S)(1)	50.279 (L) 0.623 (S)
楊　勳先生	受控制公司及配偶之權益	539,398,000 (L)(1)(3) 6,600,000 (S)(1)(3)	50.915 (L) 0.623 (S)
楊　浩先生	受控制公司之權益	27,430,000 (L)(2)	2.589 (L)
鮑仕基先生	實益擁有人	9,370,000 (L)	0.884 (L)
許宗盛太平紳士	實益擁有人	6,250,000 (L)	0.590 (L)
張慧儀女士	實益擁有人及配偶之權益	539,398,000 (L)(3) 6,600,000 (S)(3)	50.915 (L) 0.623 (S)
劉漢銓　金紫荊星章、太平紳士	實益擁有人	956,000 (L)	0.090 (L)

交易對本公司的財務影響

繼出售股東貸款、銷售股份及銷售資產後，本公司之資產負債表將就流動資產及非流動資產之減值進行調整，其中包括本公司於聯營公司之權益。同樣地，本公司就上述出售項目收取之現金將使本公司之流動資產增大及代價股份將包含在本公司的非流動財務資產中。董事認為該等代價股份於未來，將會為本公司帶來持續收入。

按本通函所披露的資料，轉讓股東貸款、出售銷售股份及出售銷售資產的溢利總計約為193,900,000港元。就GS-IT協議及資產銷售協議所指的交易對本公司的負債將沒有財務上的影響。

其他資料

務請　閣下留意本通函附錄列載的資料。

此致

各股東　台照

承董事局命
旭日企業有限公司
楊　釗*太平紳士*
董事長

二零零七年十月二十三日

倘上述先決條件未能於資產銷售協議日期起計120日內獲達成，訂約各方將獲解除其後一切責任，除非先前違反，否則訂約方毋須向另一方負上或承擔任何責任及負債。

進行出售事項之原因

持有銷售資產之店舖現時由本公司租用作為經營GS-IT合營企業之特許經營生意。鑑於GS-IT協議之出售事項，本公司認為出售銷售資產予I.T屬合適之舉。

董事認為出售事項符合本公司及股東之整體利益，而資產銷售協議之條款及條件屬公平合理。

本集團與I.T之資料

本集團主要從事零售、出口及製造休閑服裝，現時之零售經營地點主要為(i)中國（包括香港及澳門）；(ii)澳洲；及(iii)紐西蘭。

I.T集團透過多品牌店舖及單一品牌店舖網絡出售國際品牌、自家品牌及特許品牌服飾，目標對象為不同市場具有不同消費能力之客戶。

出售事項之所得款項

根據GS-IT協議及資產銷售協議擬進行之出售事項之估計所得款項淨額合共為：(i)現金100,000,000港元；及(ii)代價股份。董事擬動用所得現金款項作未來投資用途。現時，本公司並無落實任何投資計劃，惟會首先將該筆銷售所得款項撥作存款，同時，本公司將繼續尋求投資機會。

一般資料

根據上市規則第14.22條，GS-IT協議及資產銷售協議項下擬進行之交易將會合併，並當作一項交易處理。根據上市規則第14.06(2)條，訂立GS-IT協議及資產銷售協議構成本公司之須予披露交易。

代價

銷售資產之代價為現金20,000,000港元。代價乃由訂約雙方經參考資產之賬面淨值及南京與澳門市場之發展潛力後按公平原則磋商釐定。

根據未經審核會計賬及記錄之資料，銷售資產由二零零五年九月(業務開始日期)至二零零五年十二月三十一日、截至二零零六年十二月三十一日止年度及截至二零零七年八月三十一日止八個月期間所產生之銷售分別約為700,000港元、16,500,000港元及9,700,000港元。於同期，銷售資產之除稅前及除稅後虧損分別約為400,000港元、2,800,000港元及1,600,000港元。

於二零零七年八月三十一日，銷售資產之賬面淨值約為9,400,000港元。據此計算，出售銷售資產的溢利約為10,600,000港元。

當銷售資產完成時，銷售資產的代價即需支付。

完成

銷售資產完成，將於下列先決條件獲達成後第三個營業日發生：

(a) I.T根據上市規則之規定正式取得股東批准資產銷售協議；及

(b) 於資產銷售協議起計42日內根據中國(包括澳門)之相關法例、規則及規例完成有關銷售資產之一切所需轉讓及更新相關租賃協議。倘有關轉讓或更新程序未能於42日內完成，本公司有權透過書面通知委任I.T經營及使用銷售資產，直至彼等各自之現有租約屆滿為止，而據此所賺取或產生之一切收益、損失及開支均撥歸I.T或由I.T承擔。

就上文第(a)項的先決條件而言，於二零零七年九月二十八日，本公司分別接獲(i) Effective Convey Limited；及(ii) 3WH Limited之承諾書，據此，彼等分別向本公司承諾：(a)於資產銷售完成前，彼等不會減持I.T股權；及(b)在上市規則許可之情況下，彼等批准資產銷售協議及據此擬進行之交易。於公佈日期，Effective Convey Limited及3WH Limited分別為I.T已發行股本中336,037,500股股份之持有人，即佔I.T於公佈日期之全部已發行股本約32.32%，合共佔64.64%權益。

GS-IT合營企業全部已發行股本之50%權益。GS-IT合營企業之主要業務為於中國(包括澳門及台灣,惟不包括香港)分銷及零售衣服。

進行出售事項之原因

GS-IT合營企業為本公司與I.T於二零零三年共同成立之公司,旨在結合兩個集團於時裝零售業務之優勢。隨著中國加入世界貿易組織,中國與香港之零售市場日益融合。本公司認為將香港I.T之業務與中國GS-IT合營企業之業務合併,將可大大提升營運效益及加強GS-IT合營企業之競爭優勢,對本公司及I.T之股東有利。因此,本公司決定以現金及I.T股份作為代價,出售其於GS-IT合營企業之全部股權予I.T。

董事認為,出售事項乃符合本公司及股東之整體利益,而GS-IT協議之條款及條件屬公平合理。

資產銷售協議

日期:

二零零七年九月二十八日

訂約方:

(i) 買方:I.T;及

(ii) 賣方:本公司

據董事所知悉,I.T與其最終實益擁有人並非本公司之關連人士,並為獨立於本公司及其關連人士之第三者。

銷售資產

根據資產銷售協議,I.T與本公司已同意,本公司將出售及I.T將購買以下資產,包括所有裝修、裝置及各份租約之所有利益及權益:

(a) 中國南京市中山路18號德基廣場店舖號L202及203(現有租約將於二零零九年二月二十八日屆滿)(此店舖之實用面積為562平方米);及

(b) 中國澳門羅保博士街34號至38號廠商會大廈地下A座舖(現有租約將於二零一零年八月十五日屆滿)(此店舖之實用面積為346平方米,而總面積為462平方米)。

(統稱「銷售資產」)

完成

GS-IT完成，將於下列先決條件獲達成後第三個營業日發生：

(a) I.T根據上市規則之規定正式取得股東批准GS-IT協議及據此擬進行之交易；

(b) 取得百慕達金融管理局批准發行代價股份（如需要）；及

(c) 取得聯交所批准代價股份上市及買賣。

訂約各方均不得豁免上述先決條件。就上文第(a)項的先決條件而言，於二零零七年九月二十八日，本公司與旭日貿易分別接獲(i) Effective Convey Limited；及(ii) 3WH Limited之承諾書，據此，彼等分別向本公司及旭日貿易承諾：(a)於GS-IT完成前，彼等不會減持I.T股權；及(b)在上市規則許可之情況下，彼等批准GS-IT協議及據此擬進行之交易。於公佈日期，Effective Convey Limited及3WH Limited分別為I.T已發行股本中336,037,500股股份之持有人，即佔I.T於公佈日期之全部已發行股本約32.32%，合共佔64.64%權益。

根據GS-IT協議，訂約各方將竭盡所能於協議日期起計42日內達成上述所有先決條件。倘先決條件未能於GS-IT協議日期起計120日內獲達成，訂約各方將獲解除其後一切責任，除非先前違反，否則訂約方毋須向另一方承擔任何責任。

於GS-IT完成時，旭日貿易將不會持有GS-IT合營企業任何股份，而GS-IT合營企業將不再屬於本公司之聯營公司。

本公司作為保證人

本公司為GS-IT協議之保證人，據此，本公司(i)與旭日貿易個別及共同向I.T聲明銷售股份並不附帶任何產權負擔；(ii)同意確保或促使旭日貿易將會根據GS-IT協議之條款及條件履行其責任；及(iii)同意補償I.T因旭日貿易或本公司違反GS-IT協議所產生或承擔之任何損失、索償或負債。

GS-IT合營企業之資料

GS-IT合營企業乃一家根據Sunport與旭日貿易於二零零三年十一月三十日訂立之協議，在香港註冊成立之有限公司。於GS-IT協議日期，Sunport與旭日貿易分別持有

銷售股份及股東貸款

根據GS-IT協議，於GS-IT完成時，旭日貿易有條件地同意出售銷售股份及轉讓股東貸款予I.T，而I.T有條件地同意向旭日貿易購買銷售股份及接納轉讓股東貸款。於GS-IT協議日期，股東貸款之款額為63,500,000港元。

代價

I.T就銷售股份及股東貸款應付之總代價為：(i) 80,000,000港元(將於GS-IT完成時以現金一筆過支付)；及(ii)代價股份(統稱「GS-IT總代價」)。根據I.T於二零零七年九月二十八日之1,039,700,000股已發行股份計算，代價股份相等於102,827,473股股份。根據I.T股份於二零零七年九月二十八日之收市價每股1.78港元計算，代價股份約值183,000,000港元。GS-IT總代價約為263,000,000港元。訂約各方已同意於現金代價中，63,500,000港元將撥作股東貸款之代價，而餘額16,500,000港元及代價股份將撥作銷售股份之代價。

根據以上計算，轉讓股東貸款沒有產生任何溢利而按二零零七年七月三十一日GS-IT合營企業之資產淨值總額計算，出售銷售股份的溢利約為183,300,000港元。出售銷售股份的溢利相等於銷售股份之代價(把銷售股份的現金代價(16,500,000港元)及代價股份的價值(約183,000,000港元)合計，總額為199,500,000港元)超出GS-IT合營企業50%資產淨值總額(不包括所有股東貸款，約為16,200,000港元)的金額。

GS-IT總代價乃經參考GS-IT合營企業之過往表現及以往銷售額、其他中國零售商之價值比較及中國市場之發展潛力後釐定。

GS-IT合營企業於截至二零零六年十二月三十一日止兩年之除稅前虧損分別約為6,500,000港元及13,600,000港元。GS-IT合營企業於截至二零零六年十二月三十一日止兩年之除稅後虧損分別約為6,400,000港元及12,800,000港元。於二零零七年七月三十一日，GS-IT合營企業之資產淨值總額(包括所有股東貸款約為111,300,000港元於GS-IT合營企業之資產負債表會列為股東權益項目)約為143,700,000港元。

董事局認為，出售事項符合本公司及股東之整體利益，而GS-IT協議之條款及條件屬公平合理。

GS-IT協議

於二零零七年九月二十八日，本公司之間接全資附屬公司旭日貿易(作為賣方)與I.T(作為買方)及本公司(作為保證人)訂立GS-IT協議，據此，旭日貿易有條件地同意出售銷售股份及轉讓股東貸款予I.T，而I.T有條件地同意向旭日貿易購買銷售股份及接納轉讓股東貸款，總代價為(i) 80,000,000港元及(ii)代價股份。

資產銷售協議

於二零零七年九月二十八日，本公司(作為賣方)與I.T(作為買方)訂立資產銷售協議，據此，本公司有條件地同意出售銷售資產予I.T，而I.T有條件地同意向本公司購買銷售資產，總代價為20,000,000港元。

根據上市規則第14.22條，GS-IT協議及資產銷售協議項下擬進行之交易將會合併，並當作一項交易處理。根據上市規則第14.06(2)條，訂立GS-IT協議及資產銷售協議構成本公司之須予披露交易。

本通函之目的為分別就GS-IT協議及資產銷售協議項下的交易為 閣下提供進一步資料。

GS-IT協議

日期：

二零零七年九月二十八日

訂約方：

(i) 買方：I.T；

(ii) 賣方：旭日貿易；及

(iii) 保證人：本公司

據董事所知悉，I.T與其最終實益擁有人並非本公司之關連人士，並為獨立於本公司及其關連人士之第三者。

GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)

(股份代號：393)

執行董事：
楊　釗博士　銀紫荊星章、太平紳士*(董事長)*
楊　勳先生*(副董事長)*
楊　浩先生
鮑仕基先生
許宗盛太平紳士
張慧儀女士
陳永根先生

獨立非執行董事：
王敏剛　銅紫荊星章、太平紳士
劉漢銓　金紫荊星章、太平紳士
鍾瑞明　金紫荊星章、太平紳士

非執行董事：
林家禮博士

註冊辦事處：
Clarendon House
2 Church Street
Hamilton, HM11
Bermuda

香港主要營業地點：
香港
九龍觀塘
巧明街97號
旭日集團大廈

敬啟者：

須予披露交易
出售一家聯營公司之全部權益
及
相關股東貸款
及
出售該等資產

緒言

謹提述本公司就訂立兩份協議，分別為GS-IT協議及資產銷售協議所刊發之有關公佈。

「最後可行日期」	指	二零零七年十月十八日，即本通函付印前為確定其中所載若干資料之最後可行日期
「上市規則」	指	聯交所證券上市規則
「澳門」	指	中華人民共和國澳門特別行政區
「中國」	指	中華人民共和國
「資產銷售協議」	指	(i) I.T；及(ii)本公司於二零零七年九月二十八日訂立之買賣協議，內容有關買賣銷售資產，包括租賃裝修、裝置、存貨及租金按金以及有關租賃所產生之任何利益
「資產銷售完成」	指	完成資產銷售協議
「I.T」	指	I.T Limited，一家於百慕達註冊成立之有限公司，其每股面值0.10港元之已發行普通股份於聯交所上市
「銷售資產」	指	具有列於本通函第7頁之涵義
「銷售股份」	指	GS-IT合營企業股本中30,000,000股每股面值1.00港元之股份，佔GS-IT合營企業全部已發行股本之50%
「股東」	指	本公司股東
「股東貸款」	指	GS-IT合營企業應付及結欠旭日貿易之股東貸款，於GS-IT協議日期之金額為63,500,000港元
「聯交所」	指	香港聯合交易所有限公司
「Sunport」	指	Sunport Holdings Limited, I.T之全資附屬公司
「台灣」	指	中華民國
「港元」	指	港元，香港法定貨幣

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「公佈」	指	於二零零七年十月二日，本公司就GS-IT協議及資產銷售協議發出之公佈
「董事局」	指	董事局
「本公司」	指	Glorious Sun Enterprises Limited(旭日企業有限公司)，一家於百慕達註冊成立之有限公司，其已發行股份於聯交所上市
「代價股份」	指	於GS-IT完成日期已發行或同意將予發行於I.T股本中每股面值0.10港元之普通股數目，將佔I.T全部已發行股本之9%，包括根據GS-IT協議協定將予發行之股份，惟不包括根據I.T之僱員購股權計劃同意將予發行之股份(如適用)。根據I.T於二零零七年九月二十八日之已發行股份1,039,700,000股計算，代價股份相等於102,827,473股股份
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「GS-IT協議」	指	(i) I.T；(ii)旭日貿易；及(iii)本公司於二零零七年九月二十八日就買賣銷售股份及轉讓股東貸款而訂立之買賣協議
「GS-IT完成」	指	完成GS-IT協議
「GS-IT合營企業」	指	G.S - i.t Limited，一家於香港註冊成立之有限公司，由Sunport及旭日貿易各自持有50%權益
「旭日貿易」	指	旭日貿易(香港)有限公司(前稱旭日洋行有限公司)，一家於香港註冊成立之有限公司，現時為本公司之間接全資附屬公司
「香港」	指	中華人民共和國香港特別行政區

目　錄

頁次

此乃要件　請即處理

閣下如對本通函之內容**有任何疑問**，應諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之**旭日企業有限公司**股份全部**售出或轉讓**，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)
(於百慕達註冊成立之有限公司)
(股份代號：393)

須予披露交易
出售一家聯營公司之全部權益
及
相關股東貸款
及
出售該等資產

二零零七年十月二十三日

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 393)

DATE OF BOARD MEETING

The board of directors (the "Board") of Glorious Sun Enterprises Limited (the "Company") announces that a meeting of the Board of the Company will be held on Thursday, 17th April 2008 at 1:00 p.m., for the purpose of, among other matters, approving the final results of the Company and its subsidiaries for the year ended 31st December 2007 and considering the payment of the final dividend, if any.

By Order of the Board
Mui Sau Keung, Isaac
Company Secretary

Hong Kong, 2nd April 2008

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors:
Dr. Charles Yeung, SBS, JP, Mr. Yeung Chun Fan, Mr. Yeung Chun Ho, Mr. Pau Sze Kee, Jackson, Mr. Hui Chung Shing, Herman, JP, Ms. Cheung Wai Yee and Mr. Chan Wing Kan, Archie

Independent Non-Executive Directors:
Mr. Wong Man Kong, Peter, BBS, JP, Mr. Lau Hon Chuen, Ambrose, GBS, JP and Mr. Chung Shui Ming, Timpson, GBS, JP

Non-Executive Director:
Dr. Lam Lee G.

GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)

(股份代號：393)

董事局會議日期

旭日企業有限公司(「本公司」)董事局(「董事局」)宣佈，謹定於二零零八年四月十七日(星期四)下午一時正舉行董事局會議，藉以(其中包括)批准本公司及其附屬公司截至二零零七年十二月三十一日止年度之全年業績，以及考慮派發末期股息(如有)。

承董事局命
梅守強
公司秘書

香港，二零零八年四月二日

於本公佈日期，本公司之董事為：

執行董事：
楊釗博士 銀紫荊星章 太平紳士、楊勳先生、楊浩先生、鮑仕基先生、許宗盛太平紳士、張慧儀女士及陳永根先生

獨立非執行董事：
王敏剛 銅紫荊星章 太平紳士、劉漢銓 金紫荊星章 太平紳士及鍾瑞明 金紫荊星章 太平紳士

非執行董事：
林家禮博士

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 393)

Announcement of Results
For the year ended 31 December 2007

FINAL RESULTS

The Directors of Glorious Sun Enterprises Limited (the "Company") are pleased to announce the consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2007 together with the comparative figures as follows:

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2007

	Notes	2007 HK$'000	2006 HK$'000
REVENUE	(4)	**4,783,880**	4,397,359
Cost of sales		**(2,716,523)**	(2,573,042)
GROSS PROFIT		**2,067,357**	1,824,317
Other income and gains		**485,578**	210,747
Selling and distribution costs		**(1,234,587)**	(1,039,980)
Administrative expenses		**(622,211)**	(524,098)
Other expenses		**(50,140)**	(90,855)
Finance costs		**(16,595)**	(17,837)
Share of profits and losses of:			
Jointly-controlled entities		**(720)**	288
Associates		**9,707**	28,662
PROFIT BEFORE TAX	(5)	**638,389**	391,244
Tax	(6)	**(85,114)**	(77,586)
PROFIT FOR THE YEAR		**553,275**	313,658
Attributable to:			
Ordinary equity holders of the Company		**515,749**	271,582
Minority interests		**37,526**	42,076
		553,275	313,658
DIVIDENDS	(7)	**274,220**	269,420
		HK cents	*HK cents*
EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY			
Basic	(8a)	**48.72**	25.79
Diluted	(8b)	**48.51**	25.60

CONSOLIDATED BALANCE SHEET

At 31 December 2007

	Notes	2007 HK$'000	2006 HK$'000
NON-CURRENT ASSETS			
Property, plant and equipment		**777,291**	737,086
Investment properties		**40,367**	21,433
Prepaid land lease payments		**17,863**	17,510
Goodwill		**38,612**	38,612
Interests in jointly-controlled entities		**18,706**	20,186
Interests in associates		**127,498**	207,023
Available-for-sale investment		**298,200**	–
Financial asset at fair value through profit or loss		**24,511**	–
Deferred tax assets		**18,434**	16,966
Total non-current assets		**1,361,482**	1,058,816
CURRENT ASSETS			
Inventories		**657,681**	609,313
Trade and bills receivables	(9)	**437,372**	548,870
Prepayments, deposits and other receivables		**285,604**	267,296
Due from related companies		**1,567**	724
Equity investments at fair value through profit or loss		**81,475**	180,266
Pledged deposits		**4,337**	21,784
Cash and cash equivalents		**1,280,776**	1,024,926
Total current assets		**2,748,812**	2,653,179
CURRENT LIABILITIES			
Trade and bills payables	(10)	**556,302**	552,205
Other payables and accruals		**757,821**	666,160
Interest-bearing bank and other borrowings		**267,447**	329,600
Tax payable		**311,091**	285,456
Total current liabilities		**1,892,661**	1,833,421
NET CURRENT ASSETS		**856,151**	819,758
TOTAL ASSETS LESS CURRENT LIABILITIES		**2,217,633**	1,878,574
NON-CURRENT LIABILITIES			
Interest-bearing bank and other borrowings		**1,102**	671
Long term loans from minority shareholders		**9,400**	9,400
Deferred tax liabilities		**374**	269
Total non-current liabilities		**10,876**	10,340
Net assets		**2,206,757**	1,868,234
EQUITY			
Equity attributable to ordinary equity holders of the Company			
Issued capital		**105,941**	105,486
Reserves		**1,716,279**	1,382,915
Proposed dividends	(7)	**235,613**	234,601
		2,057,833	1,723,002
Minority interests		**148,924**	145,232
Total equity		**2,206,757**	1,868,234

NOTES

(1) PRINCIPAL ACCOUNTING POLICIES AND BASIS OF PREPARATION

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which include all Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for investment properties, certain buildings and certain financial assets, which have been measured at fair value. These financial statements are presented in Hong Kong dollars (HK$) and all values are rounded to the nearest thousand (HK$'000) except when otherwise indicated.

These financial statements have been reviewed by the Audit Committee of the Company.

The accounting policies and basis of preparation used in the preparation of the financial statements are the same as those adopted in preparing the audited financial statements for the year ended 31 December 2006 except for the new adoption of HKFRSs as disclosed in note 2 below.

(2) IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

The Group has adopted the following new and revised HKFRSs for the first time for the current year's financial statements. Except for in certain cases, giving rise to new and revised accounting policies and additional disclosures, the adoption of these new and revised standards and interpretations has had no material effect on these financial statements.

HKFRS 7	*Financial Instruments: Disclosures*
HKAS 1 Amendment	*Capital Disclosures*
HK(IFRIC)-Int 8	*Scope of HKFRS 2*
HK(IFRIC)-Int 9	*Reassessment of Embedded Derivatives*
HK(IFRIC)-Int 10	*Interim Financial Reporting and Impairment*

The principal effects of adopting these new and revised HKFRSs are as follows:

(a) HKFRS 7 *Financial Instruments: Disclosures*

This standard requires disclosures that enable users of the financial statements to evaluate the significance of the Group's financial instruments and the nature and extent of risks arising from those financial instruments. The new disclosures are included throughout the financial statements. While there has been no effect on the financial position or results of operations of the Group, comparative information has been included/revised where appropriate.

(b) Amendment to HKAS 1 *Presentation of Financial Statements – Capital Disclosures*

This amendment requires the Group to make disclosures that enable users of the financial statements to evaluate the Group's objectives, policies and processes for managing capital.

(c) **HK(IFRIC)-Int 8** ***Scope of HKFRS 2***

This interpretation requires HKFRS 2 to be applied to any arrangement in which the Group cannot identify specifically some or all of the goods or services received, for which equity instruments are granted or liabilities (based on a value of the Group's equity instruments) are incurred by the Group for a consideration, and which appears to be less than the fair value of the equity instruments granted or liabilities incurred. As the Company has only issued equity instruments to the Group's employees in accordance with the Group's share option scheme, the interpretation has had no effect on these financial statements.

(d) **HK(IFRIC)-Int 9** ***Reassessment of Embedded Derivatives***

This interpretation requires that the date to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative is the date that the Group first becomes a party to the contract, with reassessment only if there is a change to the contract that significantly modifies the cash flows. As the Group has no embedded derivative requiring separation from the host contract, the interpretation has had no effect on these financial statements.

(e) **HK(IFRIC)-Int 10** ***Interim Financial Reporting and Impairment***

The Group has adopted this interpretation as of 1 January 2007, which requires that an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument classified as available-for-sale or a financial asset carried at cost is not subsequently reversed. As the Group had no impairment losses previously reversed in respect of such assets, the interpretation has had no impact on the financial position or results of operations of the Group.

(3) IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised HKFRSs that have been issued but are not yet effective, in these financial statements.

HKFRS 2 Amendments	*Share-based Payment – Vesting Conditions and Cancellation* [1]
HKFRS 3 (Revised)	*Business Combinations* [5]
HKFRS 8	*Operating Segments* [1]
HKAS 1 (Revised)	*Presentation of Financial Statements* [1]
HKAS 23 (Revised)	*Borrowing Costs* [1]
HKAS 27 (Revised)	*Consolidated and Separate Financial Statements* [5]
HK(IFRIC)-Int 11	*HKFRS 2 – Group and Treasury Share Transactions* [2]
HK(IFRIC)-Int 12	*Service Concession Arrangements* [4]
HK(IFRIC)-Int 13	*Customer Loyalty Programmes* [3]
HK(IFRIC)-Int 14	*HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction* [4]

1 Effective for annual periods beginning on or after 1 January 2009
2 Effective for annual periods beginning on or after 1 March 2007
3 Effective for annual periods beginning on or after 1 July 2008
4 Effective for annual periods beginning on or after 1 January 2008
5 Effective for annual periods beginning on or after 1 July 2009

(4) SEGMENT INFORMATION

(a) **Business segments**

	Year ended 31 December 2007			
	Retail operations *HK$'000*	**Export operations** *HK$'000*	**Others** *HK$'000*	**Consolidated** *HK$'000*
Segment revenue:				
Sales to external customers	**3,627,826**	**938,193**	**217,861**	**4,783,880**
Other income and gains	**310,462**	**70,055**	**20,208**	**400,725**
Total	**3,938,288**	**1,008,248**	**238,069**	**5,184,605**
Segment results *(NB)*	**545,165**	**64,514**	**8,960**	**618,639**
Interest income and unallocated revenue				**84,853**
Unallocated expenses				**(57,495)**
Finance costs				**(16,595)**
Share of profits and losses of:				
Jointly-controlled entities	**–**	**(739)**	**19**	**(720)**
Associates	**(5,743)**	**15,450**	**–**	**9,707**
Profit before tax				**638,389**
Tax				**(85,114)**
Profit for the year				**553,275**

	Year ended 31 December 2006			
	Retail operations *HK$'000*	Export operations *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
Segment revenue:				
Sales to external customers	2,918,766	1,254,136	224,457	4,397,359
Other income and gains	27,828	26,351	20,093	74,272
Total	2,946,594	1,280,487	244,550	4,471,631
Segment results *(NB)*	207,557	67,844	12,777	288,178
Interest income and unallocated revenue				136,475
Unallocated expenses				(44,522)
Finance costs				(17,837)
Share of profits and losses of:				
Jointly-controlled entities	–	341	(53)	288
Associates	–	28,662	–	28,662
Profit before tax				391,244
Tax				(77,586)
Profit for the year				313,658

(NB) The segment result of retail operation contains the Group's reversal of provision for loans to associates amounting to HK$11,791,000 (2006 Provision for loans to associates: HK$47,045,000).

(b) **Geographical segments**

	Mainland China HK$'000	Hong Kong HK$'000	United States of America HK$'000	Australia and New Zealand HK$'000	Canada HK$'000	Others HK$'000	Consolidated HK$'000
Year ended 31 December 2007							
Segment revenue:							
Sales to external customers	2,642,498	108,477	782,102	1,069,371	60,974	120,458	4,783,880
Year ended 31 December 2006							
Segment revenue:							
Sales to external customers	2,087,199	130,940	1,039,058	875,731	155,142	109,289	4,397,359

(5) **PROFIT BEFORE TAX**

Profit before tax is arrived at after charging/(crediting) :

	2007 HK$'000	2006 HK$'000
Depreciation	163,013	116,122
Recognition of prepaid land lease payments	403	427
Provision/(reversal of provision) for loans to associates	(11,791)	47,045
Reversal of impairment of items of property, plant and equipment	(747)	(2,329)
Loss on disposal/write-off of items of property, plant and equipment	9,826	14,247
Gain on disposal of a subsidiary	(2,533)	–
Gain on disposal of an associate	(265,686)	–
Fair value (gains)/losses, net:		
Equity investments at fair value through profit or loss	8,240	(68,551)
Derivative financial instruments – transactions not qualifying as hedges	(12,038)	(11,936)
Financial asset at fair value through profit or loss	(1,171)	–
Bank interest income	(35,376)	(33,226)

(6) **TAX**

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	2007 HK$'000	2006 HK$'000
Current – Hong Kong		
Charge for the year	14,288	19,469
Overprovision in prior years	(113)	(2,961)
Current – Elsewhere	70,383	61,677
Deferred	556	(599)
Total tax charge for the year	85,114	77,586

(7) DIVIDENDS

	2007 *HK$'000*	2006 *HK$'000*
Interim – HK3.55 cents (2006: HK3.20 cents) per ordinary share	**37,609**	33,756
Underaccrual of final dividend of previous year	**998**	1,063
	38,607	34,819
Proposed final – HK12.24 cents (2006: HK12.24 cents) per ordinary share	**129,672**	129,115
Proposed special – HK10.00 cents (2006: HK10.00 cents) per ordinary share	**105,941**	105,486
	235,613	234,601
	274,220	269,420

(8) EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY

(a) Basic earnings per share

The calculation of basic earnings per share amount is based on the profit for the year attributable to ordinary equity holders of the Company of HK$515,749,000 (2006: HK$271,582,000) and the weighted average number of 1,058,530,000 (2006: 1,053,183,000) ordinary shares in issue during the year.

(b) Diluted earnings per share

The calculation of diluted earnings per share amount is based on the profit for the year attributable to ordinary equity holders of the Company of HK$515,749,000 (2006: HK$271,582,000). The weighted average number of ordinary shares used in the calculation is the 1,058,530,000 (2006: 1,053,183,000) ordinary shares in issue during the year, as used in the basic earnings per share calculation; and the weighted average number of 4,680,000 (2006: 7,759,000) ordinary shares assumed to have been issued at no consideration on the deemed exercise or conversion of all dilutive potential ordinary shares into ordinary shares.

(9) TRADE AND BILLS RECEIVABLES

The trade and bills receivables include trade receivables of HK$283,857,000 (2006: HK$279,400,000) and bills receivable of HK$153,515,000 (2006: HK$269,470,000). The bills receivable aged less than four months at the balance sheet date. The trade receivables are not considered to be impaired. An aged analysis of the trade receivables as at the balance sheet date, based on the payment due date, is as follows:

	Group	
	2007 *HK$'000*	2006 *HK$'000*
Current	**197,820**	185,509
Less than 4 months	**67,000**	79,448
4 to 6 months	**12,703**	6,988
Over 6 months	**6,334**	7,455
	283,857	279,400

The Group allows an average credit period of 45 days to its trade customers.

(10) TRADE AND BILLS PAYABLES

The trade and bills payables include trade payables of HK$519,751,000 (2006: HK$477,383,000). An aged analysis of the trade payables is as follows:

	Group	
	2007	2006
	HK$'000	*HK$'000*
Less than 4 months	**507,449**	435,818
4 to 6 months	**6,029**	38,255
Over 6 months	**6,273**	3,310
	519,751	477,383

The trade payables are non-interest-bearing and are normally settled on 90-day terms.

DIVIDEND

The Directors have resolved to recommend the payment of a final dividend of HK12.24 cents (2006: HK12.24 cents) per share and a special dividend of HK10.00 cents (2006: HK10.00 cents) per share for the year ended 31 December 2007 at the forthcoming annual general meeting to be held on Tuesday, 27 May 2008. The final dividend together with the special dividend amounting to HK$235,613,000, if approved by the shareholders, are expected to be paid on or around Tuesday, 3 June 2008 to those shareholders whose names appear on the register of members of the Company on Tuesday, 27 May 2008.

GROUP RESULTS

In the year under review, the development of the Group's retail operations had staged a new phase and successfully achieved the strategic goals set several years ago - "to drive growth in earnings persistently through retail operations as the core activity and to focus on China market as the core market". In the financial year ended 31 December 2007 (the "Financial Year"), the retail operations had contributed 75.83% of the Group's consolidated sales with retail turnover in the PRC representing more than half of the Group's consolidated sales. Quiksilver Glorious Sun, the joint-venture with Quiksilver US began to make earnings after a triennium of investment period. The retail business under Jeanswest retained double-digit growth and its franchise operations expanded from Middle East to Thailand and Vietnam with satisfactory progress, laying a solid foundation for building up the Jeanswest brandname in Asia. The Group's after-tax profit in the Financial Year made a record high.

During the Financial Year, the Group had disposed of its entire equity interest in G.S - i.t Limited ("GSit") to I.T Ltd., for a return of 9% equity interest in I.T Ltd. and substantial exceptional earnings.

However, in the Financial Year, the US retail market was hit sharply by the extended economic crisis triggered off by the sub-prime issue and became sluggish, more noticeably in the second half. This caused negative impact on the Group's export business. Fortunately, the impact to the Group was insignificant because the export sales only represented 19.61% of the Group's consolidated sales.

In the year under review, the Group's overall financial position remained solid with inventory turnover improving. Inventory level stayed at a healthy level. As at 31 December 2007, the Group's consolidated net cash rose to HK$1,016,564,000 from HK$716,439,000 in the previous year. During the Financial Year, the Group's consolidated sales rose to HK$4,783,880,000 (2006: HK$4,397,359,000) and the profit attributed to shareholders, being enhanced by the exceptional earnings, came up to HK$515,749,000 (2006: HK$271,582,000), representing an increase of 8.79% and 89.91% respectively.

REVIEW OF BUSINESSES

Retailing

In the Financial Year, the Group's retail operations continued to stage strong growth. In spite of the rises in store rentals, increase in operating costs and fierce competition, etc, the Group still continued to record double-digit growth in sales in the retail operations. Average inventory level also further improved to 50 days from 51 days in the corresponding period of the previous year. The Group's retail network covered Mainland China, Hong Kong, Macau, Australia, New Zealand, the Middle East, Thailand and Vietnam. There were a total of 1,940 retail stores as at the end of 2007 (2006: 1,804), of which 920 (2006: 777) were operated under franchise arrangements. For the Financial Year, the Group's aggregate sales from the retail operations amounted to HK$3,627,826,000 (2006: HK$2,918,766,000), representing a year-on-year increase of 24.29%. Contributions from its retail operations to the Group's consolidated sales had improved to 75.83% from the 66.38% saw in the corresponding period in the previous year.

1. **The PRC**

   i. ***Jeanswest***

   The brandname of Jeanswest remained the Group's flagship brand in Mainland China. On the back of a strong and buoyant retail market, there were rising operating costs, especially in store rentals. The market competition was also very keen. Despite these, Jeanswest performed well with sales maintaining a double-digit growth thereby reducing the pressure from the escalating operating costs. Such achievement was principally attributed to the Management's resolute commitment to upgrade the brand image of Jeanswest and to enhance the quality of its product lines. This strategy was well supported by our customers, enabling Jeanswest to maintain its stronghold in the market. Meanwhile, the Group upgraded its merchandising system which provided a flexible and better inventory control, leading to increasing same store sales. The Group's strategy in adding more flagship stores and concept stores in the prime locations of major cities also enhanced the image of the Jeanswest brandname. Membership of Jeanswest VIP surpassed the million mark and they on average contributed to more than 10% of Jeanswest sales in the Mainland.

   In the year under review, sales from the retail operations in the PRC amounted to HK$2,586,630,000 (2006: HK$2,050,979,000), increased by 26.12% year-on-year and represented 54.07% of the Group's consolidated sales. As at 31 December 2007, there were 1,667 Jeanswest stores (2006: 1,374), covering 250 cities in the Mainland, among which 899 (2006: 717) were operated under franchise arrangements.

   ii. ***Quiksilver Glorious Sun***

   Quiksilver Glorious Sun witnessed a breakthrough in its development in the Financial Year. In the past, all products were imported from the United States. Currently over 60% of its products were manufactured in the Mainland. With the growing popularity of the brandname of Quiksilver in the Mainland, stores increased from 23 to 48 and gross sales rose by more than 60% when compared with the previous year. This operation managed to break even in the third quarter and made earnings for the whole year.

iii. GSit

In the second half of the Financial Year, the Group sold its entire 50% equity stake and assigned its shareholder's loans in GSit to I.T Ltd. in return for HK$80,000,000 in cash and 102,827,000 newly issued ordinary shares of I.T Ltd., which represented 9% of its enlarged share capital. This transaction resulted in I.T Ltd. holding the entire equity interest in GSit, giving it the flexibility to penetrate into the Mainland retail market on its own pace. For the Group, through the holding of 9% equity interest in I.T Ltd., it would still benefit from I.T Ltd.'s future development efforts. When the transaction was disclosed, both the share prices of the Company and of I.T Ltd. went up materially, suggesting that the market was generally positive towards the transactions and reckoned it as a win-win arrangement.

2. Australia and New Zealand

The retail markets in Australia and New Zealand in the first half of the Financial Year were better than those of the second half. These markets slowed down as a result of the deterioration of the US sub-prime crisis, the two interest rates hikes in Australia as well as the uncertainties in the political arena subsequent to the parliamentary election. Competition also intensified. During the year, Jeanswest had developed new concept in store operation in order to create a better shopping environment. The concept was well received, stabilising the continuous growth in sales of Jeanswest products.

For the Financial Year, sales from the Australia and New Zealand markets amounted to HK$1,041,195,000 (2006: HK$867,787,000), translating into a 19.98% year-on-year increase. As at the end of 2007, Jeanswest operated a network of 225 retail stores (2006: 220) in Australia and New Zealand, among which 6 (2006: 6) were under franchise arrangements.

Export

The intensification of the sub-prime crisis in the US led to slowdown in economic growth and sluggish retail environment in the US market, especially in the second half of the year under review. In addition, the production costs in the Mainland also increased due to the appreciation in value of Renminbi against the US dollars. Because the rises in production costs could not be shifted to the customers, gross profit margin in this operation was adversely affected. In early 2003, the Management rightly took the direction rather different from most others on the future planning after the 2005 lifting of textile export quotas restrictions among World Trade Organisation member states. Most manufacturers and traders in the Mainland anticipated that the lifting of textile export quotes would bring about market opportunity and they expanded their manufacturing facilities extensively to capture such opportunity. However, the Group considered that the current global economy could not be segregated from politics and that the private enterprises would also pose very keen market competition with more than twenty years of experience subsequent to the Chinese open-door policy. The Management therefore took a different view about the investment environment in the emerging the PRC and withdrew the resources originally allocated to the labour intensive and export businesses. Consequently, the expansion of manufacturing facilities in the Mainland was frozen and those overseas factories without competitiveness were all closed down. Our operations thereby managed to get away from the problems associated with the general over-production crisis in the industry and to reduce the negative impacts arising out of the sluggish retail environment in the US market, the Renminbi appreciation and the rises in the Mainland production costs. In the year under review, sales from the export operations contributed only 19.61% of the Group's consolidated sales. As a result, the negative impact on the Group's overall profitability was insignificant.

For the Financial Year, the Group's sales from exports amounted to HK$938,193,000 (2006: HK$1,254,136,000), slipped 25.19% from the previous year.

Other Businesses

Trading of fabric remained as the principal activities of the Group's other businesses, which contributed aggregate sales of HK$217,861,000 (2006: HK$224,457,000), representing a reduction of 2.94% year-on-year.

FINANCIAL POSITION

The Group's financial position had grown healthier. As mentioned earlier, the Group's inventory level had improved. In 2007, the Group had entered into foreign currency forward contracts to hedge its exposure to exchange risks in respect of the Australian dollars.

HUMAN RESOURCES

As at 31 December 2007, the Group employed about 30,000 employees (2006: 31,000). The Group offered competitive remuneration packages to them. In addition, bonus and share options may be granted based on the Group's results and individual performance from time to time.

SOCIAL RESPONSIBILITY

It is the belief of the Management that while maximising returns for shareholders through upgrading the quality of profitability, a company has to take up its social responsibilities. Adhering to stringent environmental protection policies and regulations, the Group also made direct contributions to the society. During the Financial Year, Jeanswest University Students Sponsorship Fund had financed 1,321 university students to complete their college education. Jeanswest Hope Project Society had joined force with 10 universities in the Mainland to host various charitable functions. Jeanswest in Australia and New Zealand also carried out charitable activities through co-operations with the youth charitable organisation Reach Foundation, The Cancer Council, Seconds to Give etc.

PROSPECTS

Looking forward to 2008, we expect the US sub-prime crisis to intensify and affect the other sectors. As a result, global economic growth is anticipated to slow down and retail markets to turn sluggish. In fact, against the background of slow global economic growth, anticipated interest rates cuts in the United States by the Federal Reserves to control the negative impact triggered by the sub-prime issues, we expect US dollars to depreciate further, which in turn, will cause Renminbi to appreciate significantly. As such, the Management believes that 2008 will be a challenging year with opportunities and crises emerging.

The Management remains positive and optimistic towards the outlook of the Mainland retail market. Despite a possible slowdown in the PRC economy in year 2008, the market is still expecting about 9% economic growth, which, to a certain extent, represents a reasonable adjustment amidst a relatively over-heated economy. We are of the opinion that healthy economic growth will benefit the retail market. Although the snow storm in the first quarter of 2008 had caused some challenges to the Group's retail activities in the Mainland, Jeanswest managed to achieve strong growth in sales, resulting in an encouraging and satisfactory result. Hence, the Management has committed to expand its retail activities in the Mainland in the ensuing year. The Group also expects Quiksilver Glorious Sun to accelerate its development and is looking for opportunity to expand into wholesale businesses.

Although economic growth in Australia and New Zealand is anticipated to slow down as well, we still expect positive growth in the Jeanswest sales. New series of dainty casual wears for ladies are now offered for sales in the specialty stores. The Group has also decided to expand Jeanswest's network of retail stores to the South East Asian markets.

However, the Management expects the operating pressure on the Group's export businesses to persist in year 2008 and thus has planned to further improve its operational efficiency and impose stringent controls over its production costs. The Group also intends to increase its sales in the Mainland in order to relax the pressure from the appreciation of Renminbi.

Barring unforeseen circumstances, the Management has confidence that the Group will continue to bring reasonable returns to its shareholders in 2008.

ANNUAL GENERAL MEETING

The annual general meeting of the Company for the year 2008 will be held on Tuesday, 27 May 2008. For details of the annual general meeting, please refer to the notice of annual general meeting of the Company which is expected to be published on The Stock Exchange of Hong Kong Limited (the "Stock Exchange")'s website (www.hkexnews.hk) and the Company's website (www.glorisun.com) on or around Friday, 25 April 2008.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Thursday, 22 May 2008 to Tuesday, 27 May 2008, both days inclusive, during which period no transfers of shares shall be effected. In order to qualify for the proposed final dividend and special dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration by no later than 4:00 p.m. on Wednesday, 21 May 2008.

CORPORATE GOVERNANCE

The Company has complied with the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange throughout the year ended 31 December 2007, with deviation from code provision A.4.2 of the Code in respect of rotation of directors.

Under the code provision A.4.2, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

However, in accordance with bye-law 110(A) of the Bye-laws of the Company, Dr. Charles Yeung, SBS, JP, the Chairman of the Board of Directors of the Company (the "Board"), shall not be subject to retirement by rotation. The Board considers that this deviation is well-founded as the Chairman of the Board, Dr. Charles Yeung, SBS, JP, being the founder of the Group, has a wealth of experience which is essential to the Board and helps the continued stability of the Company's business. Hence, he is eligible for being the Chairman of the Board during his lifetime and need not be subject to retirement by rotation.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

By Order of the Board
Dr. Charles Yeung, SBS, JP
Chairman

Hong Kong, 17 April 2008

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors:
Dr. Charles Yeung, SBS, JP, Mr. Yeung Chun Fan, Mr. Yeung Chun Ho, Mr. Pau Sze Kee, Jackson, Mr. Hui Chung Shing, Herman, JP, Ms. Cheung Wai Yee and Mr. Chan Wing Kan, Archie.

Independent Non-Executive Directors:
Mr. Wong Man Kong, Peter, BBS, JP, Mr. Lau Hon Chuen, Ambrose, GBS, JP and Mr. Chung Shui Ming, Timpson, GBS, JP.

Non-Executive Director:
Dr. Lam Lee G.

GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)

(股份代號：393)

截至二零零七年十二月三十一日止年度
業績公佈

業績

旭日企業有限公司(「本公司」)董事局欣然宣佈，本公司及其附屬公司(「本集團」)截至二零零七年十二月三十一日止年度之經審核綜合業績連同比較數字如下：

合併損益表

截至二零零七年十二月三十一日

	附註	二零零七年 港幣千元	二零零六年 港幣千元
收入	(4)	**4,783,880**	4,397,359
銷售成本		**(2,716,523)**	(2,573,042)
毛利		**2,067,357**	1,824,317
其他收入及收益		**485,578**	210,747
銷售及分銷成本		**(1,234,587)**	(1,039,980)
行政費用		**(622,211)**	(524,098)
其他費用		**(50,140)**	(90,855)
融資成本		**(16,595)**	(17,837)
應佔溢利及虧損：			
共同控制公司		**(720)**	288
聯營公司		**9,707**	28,662
除税前溢利	(5)	**638,389**	391,244
税項	(6)	**(85,114)**	(77,586)
本年溢利		**553,275**	313,658
屬於：			
本公司股權持有人		**515,749**	271,582
少數股東權益		**37,526**	42,076
		553,275	313,658
股息	(7)	**274,220**	269,420
		港仙	港仙
本公司股權持有人應佔每股盈利			
基本	(8a)	**48.72**	25.79
攤薄後	(8b)	**48.51**	25.60

合併資產負債表
二零零七年十二月三十一日

	附註	二零零七年 港幣千元	二零零六年 港幣千元
非流動資產			
物業、廠房及設備		**777,291**	737,086
投資物業		**40,367**	21,433
土地租賃預付款		**17,863**	17,510
商譽		**38,612**	38,612
應佔共同控制公司權益		**18,706**	20,186
應佔聯營公司權益		**127,498**	207,023
可供出售投資		**298,200**	–
以公平價值計入損益的財務資產		**24,511**	–
遞延税項資產		**18,434**	16,966
非流動資產總值		**1,361,482**	1,058,816
流動資產			
存貨		**657,681**	609,313
應收賬款及票據	*(9)*	**437,372**	548,870
預付款、按金及其他應收賬款		**285,604**	267,296
關連公司欠款		**1,567**	724
以公平價值計入損益的股本投資		**81,475**	180,266
已抵押存款		**4,337**	21,784
現金及現金等額		**1,280,776**	1,024,926
流動資產總值		**2,748,812**	2,653,179
流動負債			
應付賬款及票據	*(10)*	**556,302**	552,205
其他應付賬款及應付費用		**757,821**	666,160
計息銀行貸款及其他借款		**267,447**	329,600
應付税款		**311,091**	285,456
流動負債總值		**1,892,661**	1,833,421
流動資產淨值		**856,151**	819,758
總資產減流動負債		**2,217,633**	1,878,574
非流動負債			
計息銀行貸款及其他借款		**1,102**	671
少數股東長期貸款		**9,400**	9,400
遞延税項負債		**374**	269
非流動負債總值		**10,876**	10,340
資產淨值		**2,206,757**	1,868,234
權益			
本公司股權持有人應佔之權益			
已發行股本		**105,941**	105,486
儲備		**1,716,279**	1,382,915
擬派股息	*(7)*	**235,613**	234,601
		2,057,833	1,723,002
少數股東權益		**148,924**	145,232
權益總值		**2,206,757**	1,868,234

(1) 主要會計政策及編制基準

本財務報表乃按照香港會計師公會頒佈之香港財務報告準則(包括全部的香港財務報告準則、香港會計準則及註釋)，在香港被公認之會計原則及香港公司條例的披露要求而編制。除投資物業、部份物業及部份財務資產按公平價值評估外，本財務報表的其他項目均按歷史成本法編制。除特別註明外，本財務報表一般均按港元千位列示。

本財務報表已由本公司的審核委員會審閱。

除下文附註(2)所披露被採用之新香港財務報告準則外，本財務報表所採用之會計政策及編制基準均與編制截至二零零六年十二月三十一日止年度之已審核財務報表所採用之政策及方法一致。

(2) 新訂及經修訂之香港財務報告準則之影響

本集團採用了以下新訂及經修訂之香港財務報告準則，並首次應用在本年之財務報表，採納這些新增及修訂之會計準則及詮釋對本集團的財務報表並無重大影響。唯在個別事項會引致新訂和修改會計政策及附加披露資料。

香港財務報告準則7	*財務工具：披露*
香港會計準則1 －修訂	*資本披露*
香港(國際財務報告註釋委員會)詮釋8	*香港財務報告準則2之範圍*
香港(國際財務報告註釋委員會)詮釋9	*重新評估嵌入式衍生工具*
香港(國際財務報告註釋委員會)詮釋10	*中期財務報告及減值*

採納此等新訂及經修訂香港財務報告準則之主要影響如下：

(a) 香港財務報告準則第7號 － *財務工具：披露*

此準則要求作出若干披露，以便使用財務報告人士可以評估本集團財務工具的重要性及該等財務工具所涉風險的性質與程度。在財務報告內各部分均可見新增披露。此準則對本集團的財務狀況或經營業績並無影響。

在適當情況下，已加入／修訂比較資料。

(b) 香港會計準則第1號之修訂 － *財務報告之呈報方式－資本披露*

此修訂要求本集團作出披露，以便使用財務報告人士可以評估本集團管理資本之目標、政策及過程。

(c) 香港(國際財務報告註釋委員會)詮釋8 — *香港財務報告準則2之範圍*

此詮釋規定，在本集團無法具體確定部分或所有已收取貨物或服務之任何安排上，而本集團以授出權益工具或引致之負債作為代價(以本集團於權益工具之價值為基準)，看來少於所授予權益工具或所引致負債之公平值，則須應用香港財務報告準則2。由於本公司只根據集團購股權計劃向集團僱員發出權益工具，故有關詮釋對此等財務報表並無影響。

(d) 香港(國際財務報告註釋委員會)詮釋9 — *重新評估嵌入式衍生工具*

此詮釋規定，本集團在首次訂立合同的日期，即為釐定嵌入式衍生工具是否需要自主合約分離及視為衍生工具之評估日期，並只有在合同有所修改並嚴重影響現金流量時，方需要進行重估。由於本集團並無嵌入式衍生工具需要自主合約分離，故有關詮釋對該等財務報告並無影響。

(e) 香港(國際財務報告註釋委員會)詮釋10 — *中期財務報告及減值*

本集團已於二零零七年一月一日採納該詮釋。該詮釋列明若往年中期曾對商譽，可供出售的權益工具的投資或按成本列值之財務資產，確認了減值損失，則該減值損失其後不可撥回。由於本集團就上述資產在中期並未撥回任何減值損失，故本詮釋並無對本集團之財務狀況或經營業績造成任何影響。

(3) 尚未生效的新訂及經修訂之香港財務報告準則之影響

本集團的財務報表並未採用下列尚未生效的新訂及經修訂之香港財務準則。

香港財務報告準則2修訂本	*以股份為基礎的支付－授予情況及取消*[1]
香港財務報告準則3(經修訂)	*商業合併*[5]
香港財務報告準則8	*經營分部*[1]
香港會計準則1(經修訂)	*財務報告之呈報方式*[1]
香港會計準則23(經修訂)	*貸款成本*[1]
香港會計準則27(經修訂)	*綜合及單一財務報告*[5]
香港(國際財務報告註釋委員會)詮釋11	*香港財務報告準則2－集團及庫存股份交易*[2]
香港(國際財務報告註釋委員會)詮釋12	*特許權服務安排*[4]
香港(國際財務報告註釋委員會)詮釋13	*客戶忠誠計劃*[3]
香港(國際財務報告註釋委員會)詮釋14	*香港會計準則19－界定福利資產之限制、最低資金需求及兩者之相互關係*[4]

[1] *於2009年1月1日或以後開始之會計年度生效*
[2] *於2007年3月1日或以後開始之會計年度生效*
[3] *於2008年7月1日或以後開始之會計年度生效*
[4] *於2008年1月1日或以後開始之會計年度生效*
[5] *於2009年7月1日或以後開始之會計年度生效*

(4) 分類資料

(a) 業務分類

	截至二零零七年十二月三十一日止年度			
	零售業務 *港幣千元*	出口業務 *港幣千元*	其他業務 *港幣千元*	合併 *港幣千元*
分類收入：				
向外間顧客銷貨	**3,627,826**	**938,193**	**217,861**	**4,783,880**
其他收入及收益	**310,462**	**70,055**	**20,208**	**400,725**
總計	**3,938,288**	**1,008,248**	**238,069**	**5,184,605**
分類業績*(NB)*	**545,165**	**64,514**	**8,960**	**618,639**
利息收入及未分配收入				**84,853**
未分配費用				**(57,495)**
融資成本				**(16,595)**
應佔溢利及虧損：				
共同控制公司	**–**	**(739)**	**19**	**(720)**
聯營公司	**(5,743)**	**15,450**	**–**	**9,707**
除税前溢利				**638,389**
税項				**(85,114)**
本年溢利				**553,275**

	截至二零零六年十二月三十一日止年度			
	零售業務 *港幣千元*	出口業務 *港幣千元*	其他業務 *港幣千元*	合併 *港幣千元*
分類收入：				
向外間顧客銷貨	2,918,766	1,254,136	224,457	4,397,359
其他收入及收益	27,828	26,351	20,093	74,272
總計	2,946,594	1,280,487	244,550	4,471,631
分類業績*(NB)*	207,557	67,844	12,777	288,178
利息收入及未分配收入				136,475
未分配費用				(44,522)
融資成本				(17,837)
應佔溢利及虧損：				
共同控制公司	–	341	(53)	288
聯營公司	–	28,662	–	28,662
除税前溢利				391,244
税項				(77,586)
本年溢利				313,658

(NB) 零售業務的分類業績中包含本集團對聯營公司貸款的減值回撥11,791,000港元（二零零六年減值準備：47,045,000港元）

(b) 地區分類

	截至二零零七年十二月三十一日止年度						
	中國內地	香港	美國	澳洲及紐西蘭	加拿大	其他	合併
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
分類收入：							
向外間顧客							
銷貨	**2,642,498**	**108,477**	**782,102**	**1,069,371**	**60,974**	**120,458**	**4,783,880**

	截至二零零六年十二月三十一日止年度						
	中國內地	香港	美國	澳洲及紐西蘭	加拿大	其他	合併
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
分類收入：							
向外間顧客							
銷貨	2,087,199	130,940	1,039,058	875,731	155,142	109,289	4,397,359

(5) 除稅前溢利

除稅前溢利已扣除／(計入)下列各項：

	二零零七年	二零零六年
	港幣千元	*港幣千元*
折舊	**163,013**	116,122
攤銷土地租賃預付款	**403**	427
聯營公司貸款的減值準備／(回撥)	**(11,791)**	47,045
物業、機器及設備減值回撥	**(747)**	(2,329)
出售／撇銷物業、廠房及設備之虧損	**9,826**	14,247
出售附屬公司收益	**(2,533)**	–
出售聯營公司收益	**(265,686)**	–
公平價值(收益)／虧損，淨額：		
以公平價值計入損益的股本投資	**8,240**	(68,551)
衍生財務工具		
－不列作風險對沖的交易	**(12,038)**	(11,936)
以公平價值計入損益的財務資產	**(1,171)**	–
銀行利息收入	**(35,376)**	(33,226)

(6) 稅項

香港利得稅乃根據年內源自香港之估計應課稅溢利按稅率17.5%（二零零六年：17.5%）作出撥備。其他地區之應課稅溢利之稅項則根據本集團經營業務所在國家之現有法律、詮釋及常規，按其現行稅率計算。

	二零零七年	二零零六年
	港幣千元	*港幣千元*
本年－香港		
年內支出	**14,288**	19,469
過往年度超額撥備	**(113)**	(2,961)
本年－其他地區	**70,383**	61,677
遞延	**556**	(599)
本年度稅項支出	**85,114**	77,586

(7) 股息

	二零零七年 *港幣千元*	二零零六年 *港幣千元*
中期－每股普通股3.55港仙 (二零零六年：3.20港仙)	**37,609**	33,756
上年度末期股息計提不足	**998**	1,063
	38,607	34,819
擬派發末期－每股普通股12.24港仙 (二零零六年：12.24港仙)	**129,672**	129,115
擬派發特別－每股普通股10.00港仙 (二零零六年：10.00港仙)	**105,941**	105,486
	235,613	234,601
	274,220	269,420

(8) **本公司股權持有人應佔每股盈利**

(a) **每股基本盈利**

每股基本盈利乃根據本公司股權持有人應佔本年溢利515,749,000港元(二零零六年：271,582,000港元)及於年內已發行普通股之加權平均數1,058,530,000股(二零零六年：1,053,183,000股)計算。

(b) **每股攤薄盈利**

每股攤薄盈利乃根據本公司股權持有人應佔本年溢利515,749,000港元(二零零六年：271,582,000港元)計算。計算所用之普通股加權平均股數乃按照計算每股基本盈利時所用之年內已發行普通股之加權平均數1,058,530,000股(二零零六年：1,053,183,000股)，與假設年內所有可轉換為普通股的股權被無償行使而發行及攤薄之普通股的加權平均數4,680,000股(二零零六年：7,759,000股)之總和。

(9) **應收賬款及票據**

應收賬款及票據包括應收貿易賬款共283,857,000港元(二零零六年：279,400,000港元)及應收票據153,515,000港元(二零零六年：269,470,000港元)。應收票據於兩個結算日的賬齡少於四個月。應收賬款並沒有需要作減值準備。下列為按付款到期日分類之應收貿易賬款賬齡分析：

	本集團	
	二零零七年 *港幣千元*	二零零六年 *港幣千元*
即期	**197,820**	185,509
少於四個月	**67,000**	79,448
四至六個月	**12,703**	6,988
超過六個月	**6,334**	7,455
	283,857	279,400

本集團給予貿易客戶之賒賬期平均為45天。

(10) 應付賬款及票據

應付賬款及票據包括應付賬款共519,751,000港元(二零零六年：477,383,000港元)。下列為應付賬款之賬齡分析：

	本集團	
	二零零七年 *港幣千元*	二零零六年 *港幣千元*
少於四個月	**507,449**	435,818
四至六個月	**6,029**	38,255
超過六個月	**6,273**	3,310
	519,751	477,383

應付賬款為免息及通常於90天內償還。

股息

董事局已議決向股東建議派發截至二零零七年十二月三十一日止年度末期股息每股12.24港仙(二零零六年：12.24港仙)及特別股息每股10.00港仙(二零零六年：10.00港仙)。末期股息連同特別股息總額為235,613,000港元；需經由股東在二零零八年五月二十七日(星期二)舉行之股東週年大會上批准。倘獲股東通過，末期股息及特別股息預期約於二零零八年六月三日(星期二)派發予二零零八年五月二十七日(星期二)登記於本公司股東名冊之股東。

集團業績

在回顧的年度，旭日集團的零售業務，登上了一個新台階；達到了自數年前管理層訂下：—「以零售業務為核心業務，以中國市場為核心市場，從而帶動集團盈利持續增長」的經營策略。期內集團零售業務銷售額已升至集團綜合總銷售額的75.83%；中國市場零售總額亦達集團綜合總銷售額的一半以上。與美國Quiksilver合作的旭日極速(Quiksilver Glorious Sun)，經過三年多的投資期，在二零零七年也開始有盈利。期內集團真維斯零售業務保持雙位數的增長，而其海外特許經營業務，亦從中東伸延至泰國及越南，並均取得預期的進展，為真維斯Jeanswest成為亞洲區域馳名品牌邁出堅實的一步。集團在二零零七年的稅後盈利，亦達創紀錄的新高。

期內集團在G.S - i.t Limited (旭日宜泰(GSit))的權益，已悉售予I.T Ltd.。此交易使集團持有I.T Ltd. 9%的權益，並為集團帶來一次性可觀的特殊收益。

在回顧的財政年度，美國零售市道受到次按危機擴大的沖擊而顯得呆滯，特別是下半年更差，令集團的出口業務受到一定影響。可幸出口業務佔集團綜合總銷售額只有19.61%，故影響不大。

在回顧年度內，集團財政狀況保持良好，存貨流轉率日益加快，故存貨處於健康水平。於二零零七年十二月三十一日集團手持淨現金，從去年716,439,000港元上升至1,016,564,000港元。截至二零零七年十二月三十一日止的財政年度內，集團綜合營業總額為4,783,880,000港元(二零零六年：4,397,359,000港元)；而股東應佔純利，因有一次性的特殊收益而上升至515,749,000港元(二零零六年：271,582,000港元)，對比去年同期分別上升了8.79%及89.91%。

業務回顧

零售業務

在回顧年度內，零售業務增長保持強勁。雖然受到租金上揚，營運成本增加及競爭熾熱等因素影響，但集團零售總額仍保持雙位數的升幅。存貨可供銷售日進一步從去年的51天，改善至50天。集團零售網絡業務已覆蓋中國內地、香港、澳門、澳洲、紐西蘭、中東、泰國及越南。年底時網絡合共有零售店舖1,940間(二零零六年：1,804間)，其中包括特許經營店920間(二零零六年：777間)。截至二零零七年十二月三十一日止的財政年度，集團零售總額為3,627,826,000港元(二零零六年：2,918,766,000港元)，同比去年上升了24.29%；零售佔集團綜合銷售總額從去年的66.38%，進一步提升至75.83%。

1. 在中國

i. 真維斯

集團在中國內地的零售業務仍以真維斯為重點品牌。期內市道暢旺，雖然租金的升幅較大，市場競爭十分激烈，但真維斯的表現依然突出，銷售額繼續保持雙位數的升幅，從而減輕了營運成本上升的壓力。能達此成績，有賴管理層一貫以品牌形象的提升及貨品款式的改進為首要工作；此策略深受顧客歡迎，故能在市場上保持優勢。加上購貨系統日趨完善，使同店舖銷售額增長持續上升，而在主要城市黃金地段增添旗艦店及形象店，對品牌形象的提升，亦有很大幫助。真維斯VIP會員數目今年已突破一百萬人，其消費佔中國內地真維斯營業額10%以上。

在回顧年度，中國零售的銷售額升至2,586,630,000港元(二零零六年：2,050,979,000港元)，與去年比較有26.12%的升幅，並佔集團綜合總銷售額54.07%。在二零零七年十二月三十一日，真維斯在中國內地有店舖1,667間(二零零六年：1,374間)，其中含特許經營店899間(二零零六年：717間)，網絡覆蓋超過250個城市。

ii. 旭日極速(Quiksilver Glorious Sun)

旭日極速(Quiksilver Glorious Sun)業務在上年度內有突破性的發展。產品過往全部要由美國進口，現已有60%以上在中國內地生產。隨著品牌認受性日高，店舖由23間增加至48間，銷售額相對去年同期增逾60%，並在年度內第三季開始達到收支平衡。以整個財政年度計算已能獲利。

iii. 旭日宜泰(GSit)

在回顧年度的下半年，集團與I.T Ltd.達成協議，將其持有GSit 50%權益及股東貸款悉轉售予I.T Ltd.。集團收回現金80,000,000港元及I.T Ltd.新發行的102,827,000普通股(等於其發行新股本後的9%)。從此I.T Ltd.全資擁有旭日宜泰(GSit)，方便其拓展在中國市場的零售業務；而集團透過持有9% I.T Ltd.的股份，得以分享I.T Ltd.將來發展的成果。上述交易公佈後，雙方股價均屢創新高，反映市場認同此安排是對雙方均有利，是個雙贏的局面。

2. 在澳、紐

在回顧年度內，澳、紐零售市道上半年較下半年為佳，因美國次按危機在下半年加深及擴大，澳元兩度加息，其國會選舉結束前引致政局不明朗等因素，均使當地零售增長放緩，市場競爭轉趨劇烈。期間Jeanswest落實了新一代的店舖理念：為顧客提供了一個更佳的購物環境，深獲顧客好評，使Jeanswest銷售保持平穩增長。

截至二零零七年十二月三十一日止的財政年度，澳、紐銷售總額達1,041,195,000港元(二零零六年：867,787,000港元)，同比去年增長19.98%，在二零零七年年底，Jeanswest在澳、紐零售網絡有店舖225間(二零零六年：220間)，其中包括6間特許經營店(二零零六年：6間)。

出口業務

美國次按危機加深，使其經濟發展放緩，零售市道呆滯，在期內的下半年，上述情況更為嚴重。在中國內地生產成本上揚，加上人民幣兑美元不斷升值，使成本壓力加大；因生產成本未能轉嫁至客戶，故集團出口業務毛利率受到一定的壓力。幸管理層在二零零三年初，對世貿成員國之間於二零零五年起取消紡織品出口配額限制的問題上，採取了不同於大多數服裝企業的投資策略；投資中國內地的大部份廠商，認為取消紡織品出口配額後會帶來商機，大幅擴充生產基地以迎接機會。本集團則認為，現今全球經濟不能離開政治，對於中國的和平崛起，也有較多不同看法，加上經過廿多年的改革開放，民營企業已經趕了上來。因此，毅然決定不再投放資源於勞工密集的生產業務上，隨之停止擴充內地服裝製造的廠房面積。另外，更於去年結束了缺乏競爭力的海外服裝生產基地，因此避開了行內的產能過剩危機，並因之而減低了在回顧年度內美國零售市道放緩，人民幣升值及中國內地生產成本上漲的沖擊。期內出口業務佔集團綜合總銷售額僅是19.61%，故對集團的盈利影響不大。

截至二零零七年十二月三十一日止的年度，出口總值為 938,193,000港元(二零零六年：1,254,136,000港元)，比對去年下滑了25.19%。

其他業務

其他業務主要是布匹買賣。在回顧期內，共錄得銷售額217,861,000港元(二零零六年：224,457,000港元)，與去年比較減少了2.94%。

財務狀況

本集團的財務狀況日益健康。正如前文所述，淨現金額及存貨水平於回顧期內均繼續趨向更好方面發展。年內本集團亦有訂立外匯期貨合約，用以穩定澳元收入之匯兑風險。

人力資源

於二零零七年十二月三十一日，本集團之僱員總數約30,000人(二零零六年：31,000人)。本集團僱員之薪酬組合略優於市場平均水平。此外，本集團亦按業績及僱員表現可給予花紅及購股權。

社會責任

本集團認為除了要提升盈利為股東帶來最大收益外，亦要盡其企業的社會責任。集團除了在生產過程中嚴格遵守環保法規外，更盡力回饋社會。年內「真維斯大學生助學基金」資助了1,321貧困大學生完成其學業；並透過「真維斯希望工程愛心社」與十所中國內地大學分別聯合舉辦慈善活動。Jeanswest在澳、紐亦經常贊助青年慈善基金Reach Foundation, The Cancer Council, Seconds to Give等志願機構的慈善活動，以幫助弱勢社群。

展望

展望二零零八年，美國次按危機仍在深化及擴散中，其經濟即使不致陷入衰退，但經濟發展放緩及零售市道呆滯則勢所難免。連鎖反應，環球經濟亦將受到影響。況且美國聯儲局仍將不斷下調美元利率，以紓緩次按危機的沖擊；因此美元匯價將不斷下滑，間接使人民幣的升值加快。故二零零八年是危機與機遇並存，充滿挑戰的一年。

對中國零售前景，管理層仍持較樂觀的態度。中國經濟發展雖會放緩，但市場普遍認為仍將有9%左右的增幅，對稍嫌過熱的經濟來説，正是個合時的調理，其將使經濟能持續健康發展，故零售市道應可保持暢旺。二零零八年第一季雖然有歷史罕見的低溫冰凍雨雪的影響，而真維斯在中國的銷售增長依然保持強勁，情況令人滿意。故管理層在今年仍會鋭意擴展在中國內地的零售業務。旭日極速(Quiksilver Glorious Sun)今年的發展步伐亦會加快，並將積極探討開拓批發業務。

澳、紐經濟雖亦會放緩，但仍將有一定增長，估計Jeanswest的銷售升勢會持續。管理層將在專店銷售現時貨品組合中的女士優雅便服。真維斯Jeanswest海外零售網絡將會繼續拓展至其他東南亞市場。

預計今年集團出口業務將會受壓，管理層會加大力度提升營運效率及嚴控生產成本以應付嚴峻的市場環境；並將增加產品在中國內地的銷售，以減輕人民幣升值對出口業務的壓力。

如無不可預料的重大事故，管理層有信心二零零八年集團業務會繼續為股東帶來合理的回報。

股東週年大會

本公司二零零八年股東週年大會訂於二零零八年五月二十七日(星期二)舉行，詳情請參閱預期於二零零八年四月二十五日(星期五)或該日左右刊載於香港聯合交易所有限公司(「聯交所」)網站(www.hkexnews.hk)及本公司網站(www.glorisun.com)之股東週年大會通告。

暫停辦理股份過戶登記手續

本公司將由二零零八年五月二十二日(星期四)至二零零八年五月二十七日(星期二)止(首尾兩天包括在內)暫停辦理股份過戶登記手續。為獲派擬派之末期股息及特別股息，所有股份過戶文件連同有關股票必須於二零零八年五月二十一日(星期三)下午四時前送交香港皇后大道東183號合和中心17樓1712至1716號舖香港中央證券登記有限公司(本公司在香港之股份過戶登記處)登記。

公司管治

本公司截至二零零七年十二月三十一日止年度內一直遵守聯交所證券上市規則附錄十四所載之企業管治常規守則(「守則」)。惟僅就守則條文A.4.2規定關於董事的重新選舉存有差異。

根據在守則條文A.4.2規定，每名董事(包括有指定任期的董事)應輪值退任，至少每三年一次。

惟根據本公司的公司細則第110(A)條，本公司董事局主席楊釗太平紳士毋需輪值退任。董事局認為，本公司有合理原因偏離此守則條文。因為主席楊釗太平紳士，乃本集團之創辦人，其豐富的經驗對董事局非常重要，有助本公司業務的持續穩定，按此其乃具資格終身出任董事局主席一職，並毋需輪值退任。

購買、出售或贖回本公司之上市證券

本年度內，本公司及其任何附屬公司概無購買、出售或贖回本公司之上市證券。

承董事局命
楊 釗太平紳士
董事長

香港，二零零八年四月十七日

於本公佈日期，本公司之董事為：

執行董事：
楊釗博士 銀紫荊星章 太平紳士、楊勳先生、楊浩先生、鮑仕基先生、許宗盛 太平紳士、張慧儀女士及陳永根先生

獨立非執行董事：
王敏剛 銅紫荊星章 太平紳士、劉漢銓 金紫荊星章 太平紳士及鍾瑞明 金紫荊星章 太平紳士

非執行董事：
林家禮博士

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 393)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Glorious Sun Enterprises Limited (the "Company") will be held at Board Room, 7th Floor, The Dynasty Club Limited, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Tuesday, 27 May 2008 at 2:00 p.m. for the following purposes:

(1) To receive and consider the financial statements and the reports of the directors and auditors for the year ended 31 December 2007.

(2) To declare the final dividend for the year ended 31 December 2007.

(3) To declare the special dividend for the year ended 31 December 2007.

(4) To elect directors and to authorise the board of directors to fix the remuneration of directors.

(5) To appoint auditors and to authorise the board of directors to fix their remuneration.

(6) As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

(A) "**THAT**:

(I) subject to sub-paragraph (III) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(II) the approval in sub-paragraph (I) of this resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(III) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in sub-paragraph (I) of this resolution, otherwise than pursuant to (a) a Rights Issue (as hereinafter defined) or upon the exercise of rights of conversion or subscription under any securities which are convertible into shares of the Company or (b) the share option scheme or similar arrangement of the Company for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (c) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws of the Company, shall not exceed the aggregate of: (aa) 20 per cent. of the aggregate nominal amount of the issued share capital of the Company on the date of this resolution and (bb) (if the directors of the Company are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company purchased by the Company subsequent to the passing of this resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this resolution) and the said approval shall be limited accordingly; and

(IV) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(B) "**THAT**:

(I) subject to sub-paragraph (II) of this resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to purchase shares in the issued share capital of the Company be and is hereby generally and unconditionally approved;

(II) the aggregate nominal amount of share capital of the Company which the Company is authorised to purchase pursuant to the approval in sub-paragraph (I) of this resolution shall not exceed 10 per cent. of the aggregate nominal amount of share capital of the Company in issue on the date of this resolution and the said approval shall be limited accordingly; and

(III) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(c) the revocation or variation of the authority set out in this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

(C) "**THAT** the directors of the Company be and are hereby authorised to exercise the powers of the Company referred to in paragraph (I) of the resolution set out as resolution (6)(A) in the notice of the meeting of which this resolution forms a part in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (III) of such resolution."

(7) To transact any other ordinary business of the Company.

By Order of the Board
Mui Sau Keung, Isaac
Company Secretary

Hong Kong, 28 April 2008

Notes:

1. A member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and vote in his stead. A member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf. A proxy need not be a member of the Company.

2. In order to be valid, the form of proxy together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be deposited at the Company's principal place of business at Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong not less than 48 hours before the time appointed for the meeting or any adjournment thereof.

3. The register of members of the Company will be closed for the purposes of determining the entitlements to the proposed final and special dividends and the identity of members who are entitled to attend and vote at the meeting from Thursday, 22 May 2008 to Tuesday, 27 May 2008, both days inclusive, during which period no transfers of shares shall be effected. In order to qualify for the proposed final and special dividends, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration by no later than 4:00 p.m. on Wednesday, 21 May 2008.

4. In relation to agenda item No. (4) in the Notice regarding election of directors, Mr. Yeung Chun Fan, Mr. Pau Sze Kee, Jackson and Mr. Wong Man Kong, Peter, BBS, JP will retire by rotation at the forthcoming annual general meeting of the Company pursuant to bye-law 110(A) of the Company's Bye-laws and, being eligible, offer themselves for re-election.

5. The biographical details and length of service with the Company of all the directors who stand for re-election at the forthcoming annual general meeting are set out in the "Directors' and senior management's biographies" section in the Company's annual report 2007.

6. The amount of emoluments paid for the year ended 31 December 2007 to each of the directors who stand for re-election at the forthcoming annual general meeting is set out in note 8 to the financial statements in the Company's annual report 2007 and the basis of determining such emoluments is set out in the "Emolument Policy" section in the Company's annual report 2007.

7. Other biographical details of each of the directors who stand for re-election at the forthcoming annual general meeting are set out below to enable shareholders to make an informed decision on their re-elections. Save for the information set out in this paragraph 7 and in paragraphs 4 to 6 above, there is no information to be disclosed pursuant to any requirements of the provisions under paragraph 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor are there other matters that need to be brought to the attention of shareholders in respect of the directors who stand for re-election at the forthcoming annual general meeting.

    7.1 Mr. Yeung Chun Fan, aged 55, is an executive director of the Company, a brother of Dr. Charles Yeung, SBS, JP and Mr. Yeung Chun Ho and the spouse of Ms. Cheung Wai Yee. Mr. Yeung Chun Fan's interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO") are set out in the "Directors' interests and short positions in securities" section in the Company's annual report 2007 and remain unchanged as at 23 April 2008, being the latest practicable date prior to the printing of the Notice (the "latest practicable date").

    Mr. Yeung was a non-executive director of (i) Generra Sportswear Company, Inc., a company incorporated in Washington, USA (a corporate structure inclusive of (ii) Generra Sportswear (HK)

Limited, a company incorporated in Hong Kong and (iii) Generra Production Corporation, a corporation incorporated in Washington, USA). These three companies were involved in design, manufacture and sale of the Generra Sportswear lines. At all material time Mr. Yeung had no duty in the day-to-day operations of Generra Sportswear Company, Inc. On 2 July 1992, Chapter 11 proceedings were instituted and Generra Sportswear Company, Inc. was administratively dissolved in 1995, Generra Sportswear (HK) Limited was dissolved on 13 September 2002 and Generra Production Corporation was dissolved in 1994, respectively. So far, no allegation has been made against Mr. Yeung in Generra Sportswear Company, Inc. for fraud, negligence or any conduct of dishonesty.

7.2 Mr. Pau Sze Kee, Jackson, aged 56, is an executive director of the Company and his interest in the shares of the Company within the meaning of Part XV of the SFO are set out in the "Directors' interests and short positions in securities" section in the Company's annual report 2007 and remain unchanged as at the latest practicable date.

Mr. Pau was a director of Tetra Finance (HK) Limited, a deposit-taking company incorporated in Hong Kong. Due to liquidity problems, the company was ordered to be wound up by the Supreme Court of Hong Kong on 4 March 1983. The amount involved was about HK$1 billion. Mr. Pau has been told that the winding up was completed in 1999.

7.3 Mr. Wong Man Kong, Peter, BBS, JP, aged 59, is an independent non-executive director of the Company. In the past three years, Mr. Wong is a director of Hong Kong Ferry (Holdings) Co. Ltd., China Travel International Investment Hong Kong Limited, Sun Hung Kai & Co. Limited, Chinney Investments, Limited, Sino Hotels (Holdings) Limited, Far East Consortium International Limited and New Times Group Holdings Limited. He does not have any interest in the shares of the Company.

8. Pursuant to the Company's Bye-laws, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the chairman of the meeting; or

(ii) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferred a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

As at the date of this announcement, the directors of the Company are as follows:

Executive Directors:
Dr. Charles Yeung, SBS, JP, Mr. Yeung Chun Fan, Mr. Yeung Chun Ho, Mr. Pau Sze Kee, Jackson, Mr. Hui Chung Shing, Herman, JP, Ms. Cheung Wai Yee and Mr. Chan Wing Kan, Archie.

Independent Non-Executive Directors:
Mr. Wong Man Kong, Peter, BBS, JP, Mr. Lau Hon Chuen, Ambrose, GBS, JP and Mr. Chung Shui Ming, Timpson, GBS, JP.

Non-Executive Director:
Dr. Lam Lee G.

GLORIOUS SUN ENTERPRISES LIMITED
（旭日企業有限公司）

（於百慕達註冊成立之有限公司）

（股份代號：393）

股東週年大會通告

茲通告旭日企業有限公司（「本公司」）訂於二零零八年五月二十七日（星期二）下午二時正假座香港灣仔港灣道1號香港會議展覽中心西南座7樓皇朝會董事廳舉行股東週年大會，藉以處理下列事項：

(1) 省覽及採納截至二零零七年十二月三十一日止年度之財務報表及董事局報告與核數師報告。

(2) 宣派截至二零零七年十二月三十一日止年度之末期股息。

(3) 宣派截至二零零七年十二月三十一日止年度之特別股息。

(4) 選舉董事並授權董事局釐定董事酬金。

(5) 聘任核數師，並授權董事局釐定其酬金。

(6) 作為特別事項，考慮及酌情通過下列決議案為普通決議案：

普通決議案

(A)「**動議**：

(I) 在本決議案(III)分段之限制下，一般性及無附帶條件批准本公司董事局，在有關期間（如下文所定義）內，行使本公司所賦權力，以配發、發行並處置本公司股本中之新股份，並作出或授予可能須行使此等權力之售股建議、協議及認股權；

(II) 本決議案(I)分段之批准，將授權本公司董事局可在有關期間內，作出或授予可能須於有關期間終止後行使此等權力之售股建議、協議及認股權；

(III) 本公司董事局依據本決議案(I)分段之批准所發行或有附帶條件或無附帶條件同意配發(不論是否依據認股權而配發者)之股本面值總額，不得超過: (aa) 本公司於本決議案日期之已發行股本面值總額百分之二十；及(bb) (如本公司董事局已由本公司股東於另一普通決議案授權) 本公司於本決議案日期起購回本公司股本面值(最高相等於本決議案日期之已發行股本面值總額百分之十)之總額，而該批准須受此數額限制；惟不包括(a)配售新股(如下文所定義)，或行使任何可轉換為本公司股份之證券之認購權或換股權而發行之本公司股份，或(b)依據本公司現時採納之購股權計劃或相類安排授予本公司或其附屬公司行政人員及/或僱員認購本公司股份之權利而發行之本公司股份，或(c)以替代全部或部份股息之任何以股代息或相類安排(根據本公司之公司細則)而發行之本公司股份；及

(IV) 就本決議案而言：

「有關期間」乃指由本決議案通過之日期至下列三項之較早者之期間：

(a) 本公司下一次股東週年大會結束時；

(b) 依照本公司之公司細則或任何適用之法例規定須舉行下一次股東週年大會之期限屆滿時；及

(c) 本公司股東於股東大會上以普通決議案撤銷或更改根據本決議案所授予之權力。

「配售新股」乃指本公司董事局，於指定期間內，向於指定記錄日期名列股東名冊之股份持有人，按其當時之持股比例發售新股(惟本公司董事局有權在需要或權宜之情況下，就零碎股權或香港以外任何地區之法律限制或責任或任何認可管制機構或證券交易所之規定，取消若干股東在此方面之權利或另作安排)。」

(B)「**動議**：

(I) 在本決議案(II)分段之限制下，一般性及無附帶條件批准本公司董事局在有關期間(如下文所定義)內行使本公司所賦權力，以回購本公司已發行股本中之股份；

(II) 本公司依據本決議案(I)分段批准在有關期間內回購之本公司股本，面值總額不得超過本公司於本決議案日期之已發行股本面值總額百分之十，而該批准亦須受此數額限制；及

(III) 就本決議案而言：

「有關期間」乃指由本決議案通過之日期至下列三項之較早者之期間：

(a) 本公司下一次股東週年大會結束時；

(b) 依照本公司之公司細則或任何適用之法例規定須舉行下一次股東週年大會之期限屆滿時；及

(c) 本公司股東於股東大會上以普通決議案撤銷或更改根據本決議案所授予之權力。」

(C)「**動議**授權本公司董事局，行使根據此會議通告中(本決議案構成其中一部份)之決議案(6)(A)(I)分段，有關本公司之股本決議案(III)(bb)分段所言之權力。」

(7) 處理本公司任何其他普通事項。

承董事局命
梅守強
公司秘書

香港，二零零八年四月二十八日

附註：

1. 凡有權在上述通告召開之大會出席及投票之股東，均有權委任一位代表代其出席大會並投票。一位股東持有兩股或以上者，可委任多於一位代表代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明之授權書或其他授權文件副本，必須於大會或其任何續會指定舉行時間48小時前送交本公司主要營業地點香港九龍觀塘巧明街97號旭日集團大廈，方為有效。

3. 本公司將由二零零八年五月二十二日(星期四)起至二零零八年五月二十七日(星期二)止(首尾兩天包括在內)暫停辦理股份過戶登記手續，以便確定獲擬派末期股息及特別股息之股東及有權出席大會及投票之股東之身份。為獲派擬派之末期股息及特別股息，所有股份過戶表格連同有關股票必須於二零零八年五月二十一日(星期三)下午四時前送交香港皇后大道東183號合和中心17樓1712至1716號舖香港中央證券登記有限公司(本公司在香港之股份過戶登記處)。

4. 有關通告內選舉董事的第(4)項議程，楊勳先生、鮑仕基先生及王敏剛太平紳士須根據本公司之公司細則第110(A)條於即將舉行之股東週年大會輪值退任，惟合資格並願意膺選連任。

5. 於即將舉行之股東週年大會被重選的董事的簡歷及其出任本公司董事的年期均載列於本公司2007年年報的「董事及高級管理人員簡歷」一節內。

6. 截至二零零七年十二月三十一日止年度支付予各將於即將舉行之股東週年大會重選的董事的酬金，載列於本公司2007年年報的財務報表附註8；而酬金計算方式，則載列於本公司2007年年報的「酬金政策」一節內。

7. 下文列出於即將舉行之股東週年大會被重選的董事的其他個人資料，以協助股東就重選董事作出知情的決定。就於即將舉行之股東週年大會重選的董事而言，除了本第7段及上文第4至6段所載資料外，並沒有任何根據香港聯合交易所有限公司證券上市規則第13.51(2)條的任何規定而須予披露的資料，也沒有必須股東垂注的其他事宜。

    7.1 楊勳先生，現年55歲，為本公司之執行董事，亦為楊釗太平紳士及楊浩先生之胞弟及張慧儀女士之配偶。楊勳先生根據證券及期貨條例(「證券及期貨條例」)第XV部之界定於股份之權益已列載於本公司2007年年報「董事於證券之權益及淡倉」一節內。有關資料於二零零八年四月二十三日，即印刷本通告之最後實際可行日期(「最後實際可行日期」)，並無任何變動。

楊先生曾為美國華盛頓州成立之公司(i)Generra Sportswear Company, Inc.的非執行董事(公司結構中包含(ii)在香港成立之公司Generra Sportswear (HK) Limited和(iii)在美國華盛頓州成立之公司Generra Production Corporation)。此三間公司從事Generra運動服裝之設計、生產及銷售。楊先生在所有重要時間並沒有負責Generra Sportswear Company, Inc.之日常運作。於一九九二年七月二日，公司被以第11章提出訴訟，Generra Sportswear Company, Inc.、Generra Sportswear (HK) Limited及Generra Production Corporation分別於一九九五年、二零零二年九月十三日及一九九四年被解散。至今，楊先生並沒有就Generra Sportswear Company, Inc.被指為詐騙、疏忽或具任何不實行為。

7.2 鮑仕基先生，現年56歲，為本公司執行董事。鮑先生根據證券及期貨條例第XV部之界定於股份之權益已列載於本公司2007年年報「董事於證券之權益及淡倉」一節內。有關資料於最後實際可行日期並無任何變動。

鮑先生曾為德捷財務(香港)有限公司，一間在香港成立的存款公司之董事。由於流動資金問題，該公司於一九八三年三月四日由香港高等法院頒令清盤，涉及金額約為港幣十億元。鮑先生獲通知該清盤事宜已於一九九九年完成。

7.3 王敏剛太平紳士，現年59歲，為本公司之獨立非執行董事。在過去3年間，王先生為香港小輪(集團)有限公司、香港中旅國際投資有限公司、新鴻基有限公司、建業實業有限公司、信和酒店(集團)有限公司、Far East Consortium International Limited及新時代集團控股有限公司之董事。王先生並無持有本公司之任何股份權益。

8. 根據本公司之公司細則，任何股東大會上提交之決議案將以舉手方式表決，除非以投票方式表決之要求被下列人士提出(在宣布舉手表決結果時或之前或在撤銷其他任何以投票方式表決之要求時)。

(i) 由大會主席；或

(ii) 由至少三名親身或由委任代表(或，股東為公司時，由其正式委任之公司代表)出席並於當時有權表決之股東；或

(iii) 由佔全體有權在該大會上投票而擁有不少於十分之一的投票權的一名或多於一名親身或由委任代表(或，股東為公司時，由其正式委任之公司代表)出席之股東；或

(iv) 由任何親身或由委任代表(或，股東為公司時，由其正式委任之公司代表)出席且持有授予在大會上投票權的本公司股份之一名或多於一名股東，而就該等股份之已繳足總款額乃相等於不少於授予該投票權之全部股份已繳足總款額之十分之一。

於本公佈日期，本公司之董事為：

執行董事：
楊釗博士　銀紫荊星章　太平紳士、楊勳先生、楊浩先生、鮑仕基先生、許宗盛太平紳士、張慧儀女士及陳永根先生

獨立非執行董事：
王敏剛　銅紫荊星章　太平紳士、劉漢銓　金紫荊星章　太平紳士及鍾瑞明　金紫荊星章　太平紳士

非執行董事：
林家禮博士

閣下如對本文件之內容**有任何疑問**，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之旭日企業有限公司股份全部**售出**，應立即將本文件送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)

(股份代號：393)

董事:
楊　釗博士　銀紫荊星章　太平紳士 *(董事長)*
楊　勳先生　*(副董事長)*
楊　浩先生
鮑仕基先生
許宗盛太平紳士
張慧儀女士
陳永根先生
* 王敏剛　銅紫荊星章　太平紳士
* 劉漢銓　金紫荊星章　太平紳士
* 鍾瑞明　金紫荊星章　太平紳士
# 林家禮博士

主要營業地點：
香港
九龍觀塘
巧明街97號
旭日集團大廈

* *獨立非執行董事*
# *非執行董事*

有關回購授權
(按下文所定義)之説明文件

本說明文件乃發給旭日企業有限公司(「本公司」)全體股東，有關本公司將於二零零八年五月二十七日(星期二)舉行之股東週年大會上提呈一項普通決議案以批准一般授權購回本公司之證券(「回購授權」)。

(A) 回購授權

(i) 股本

於二零零八年四月二十三日（即本文件付印前之最後實際可行日期「最後實際可行日期」），本公司已發行股本為1,059,414,000股每股面值0.10港元之股份，全部均已繳足股款（「股份」）。

在批准回購授權之普通決議案獲通過之條件下，並按照於股東週年大會前不會進一步發行或購回股份之基準，本公司可於來年股東週年大會前之期間內依據回購授權可購回最多達105,941,400股股份。

(ii) 購回證券之理由

董事局相信股東授予董事局一般性權力以便於市場購回股份，乃符合本公司及其股東之最佳利益。董事局只會在認為購回股份將整體性對本公司及其股東有利益之情況下方進行購回。視乎當時市場情況及資金安排而定，購回證券可提高每股股份之資產淨值及/或盈利及/或股息。

(iii) 購回證券之資金

購回證券必須以根據公司的組織文件及百慕達法例，可依法撥作此用途之資金進行（即所購回股份之已繳股本；或本公司原可供派息或分派之資金；或就集資購回證券而新發行股份所得之款項）。於一項購買中，任何超逾將予購買股份面值之溢價，必須由本公司原可供派息或分派或由本公司之股份溢價賬撥支之資金提供；預期任何購回證券所需資金將由此等資金來源提供。

倘回購授權使董事局認為本公司之營運資金需求或資本負債比率構成重大不利影響，則董事局不會建議行使回購授權。預期全面行使回購授權將不會對本公司之營運資金需求或資本負債比率產生任何重大不利影響（相對於本公司二零零七年年報所載截至二零零七年十二月三十一日止年度經審核財務報表所披露之狀況而言）。

(iv) 股份價格

股份於最後實際可行日期前十二個月之每月，及由二零零八年四月一日起至最後實際可行日期期間，在香港聯合交易所有限公司(「聯交所」)之最高及最低成交價如下：

	股份	
	最高	最低
	港元	*港元*
二零零七年		
四月	4.060	3.600
五月	4.180	3.830
六月	4.270	3.670
七月	4.100	3.730
八月	3.970	3.310
九月	3.920	3.600
十月	4.330	3.650
十一月	4.880	4.200
十二月	4.900	3.990
二零零八年		
一月	4.750	4.000
二月	4.390	4.000
三月	4.200	3.550
四月一日起至最後實際可行日期	4.150	3.310

(v) 一般事項

倘回購授權獲股東批准，各董事(就彼等於作出一切合理查詢後所知)或彼等之聯繫人士目前概無意將任何股份售予本公司。

董事局已向聯交所作出承諾，彼等將依據聯交所證券上市規則(「上市規則」)、本公司之公司大綱和細則及百慕達法例之規定，按照回購授權行使本公司權力以購回證券。就董事所知，本公司現無意根據回購授權購回股份。

倘因本公司購回股份，以致某位股東所享有之本公司投票權比率增加，則根據香港公司收購及合併守則(「收購守則」)，增加之投票權將被視作一項收購事項。因此，一名股東或多位共同行動之股東，視乎股東權益之增加水平，可取得或鞏固本公司之控制權而須依據收購守則第26及32條提出強制收購建議。董事局並未知悉有任何股東，或多位共同行動之股東，會因董事局依據回購授權行使購回股份之權力而須依據收購守則第26及32條提出強制收購建議。

於最後實際可行日期，Glorious Sun Holdings (BVI) Limited (「GSH」)、Advancetex Holdings (BVI) Limited (「AH」)及旭日投資發展有限公司(「旭日投資」)共持有539,268,000股股份之實際權益，佔本公司已發行股本50.90%。GSH、AH及旭日投資為董事楊釗太平紳士及楊勳先生全資擁有。在不會進一步發行股份的基準下，若董事局全面行使回購授權將會導致GSH、AH及旭日投資合共持有本公司已發行股本約56.56%。因此，董事局並不察覺如根據回購授權購回股份後，會根據收購守則而引起任何後果。

目前並無任何關連人士(按上市規則所定義)已知會本公司，表示現擬將股份售予本公司，亦無承諾不會將之售予本公司(倘本公司獲授權購回股份)。

本公司於最後實際可行日期前六個月內並無購回本公司任何股份(無論於聯交所或其他地方)。

(B) 推薦意見

董事認為批准回購授權是符合本公司及各股東之最佳利益，並建議各股東於本公司之股東週年大會上，投票贊成將被提呈有關回購授權之普通決議案。

此致

旭日企業有限公司
各股東 台照

董事長
楊釗太平紳士
謹啟

二零零八年四月二十八日

If as a result of a repurchase of shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers (the "Takeover Code"). As a result, a shareholder or a group of shareholders acting in concert depending on the level of increase of shareholders' interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeover Code. The Directors are not aware of any shareholder or a group of shareholders acting in concert, who may become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeover Code as a result of the Directors exercising the power to repurchase Shares pursuant to the Repurchase Mandate.

As at the Latest Practicable Date, Glorious Sun Holdings (BVI) Limited ("GSH"), Advancetex Holdings (BVI) Limited ("AH") and G. S. Strategic Investment Limited ("GSSI") together held the beneficial interest in 539,268,000 Shares representing 50.90 per cent. of the issued capital of the Company. GSH, AH and GSSI are wholly-owned by Dr. Charles Yeung, SBS, JP and Mr. Yeung Chun Fan, both are the Directors. On the basis that no further Shares are to be issued, a full exercise of the Repurchase Mandate by the Directors would result in GSH, AH and GSSI together holding approximately 56.56 per cent. of the issued capital of the Company. Accordingly, the Directors are not aware of any consequences which would arise under the Takeover Code as a consequence of any repurchases made pursuant to the Repurchase Mandate.

No connected persons (as defined in the Listing Rules) of the Company have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Company is authorised to make repurchases of Shares.

There have been no repurchases of any Shares of the Company made in the six months preceding the Latest Practicable Date (whether on the Stock Exchange or otherwise).

(B) RECOMMENDATION

The Directors consider that the approval of Repurchase Mandate is in the best interests of the Company and its shareholders. Accordingly, the Directors recommend that all shareholders should vote in favour of the ordinary resolution relating to the Repurchase Mandate to be proposed at the annual general meeting of the Company.

Yours faithfully,
Dr. Charles Yeung, SBS, JP
Chairman

(iv) Share Prices

During each of the twelve months preceding the Latest Practicable Date and the period from 1 April 2008 to the Latest Practicable Date, the highest and lowest prices at which the Shares were traded on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") were as follows:–

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
2007		
April	4.060	3.600
May	4.180	3.830
June	4.270	3.670
July	4.100	3.730
August	3.970	3.310
September	3.920	3.600
October	4.330	3.650
November	4.880	4.200
December	4.900	3.990
2008		
January	4.750	4.000
February	4.390	4.000
March	4.200	3.550
1 April to the Latest Practicable Date	4.150	3.310

(v) General

None of the Directors or, to the best of their knowledge having made all reasonable enquires, their associates, have any present intention to sell any Shares to the Company under the Repurchase Mandate if it is approved by the shareholders.

The Directors have undertaken to the Stock Exchange that they will exercise the power of the Company to make repurchases pursuant to the Repurchase Mandate in accordance with the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), the memorandum of association and bye-laws of the Company and the laws of Bermuda. So far as the Directors are aware, the Company does not have any present intention to repurchase Shares pursuant to the Repurchase Mandate.

(A) REPURCHASE MANDATE

(i) Share Capital

As at 23 April 2008, being the latest practicable date (the "Latest Practicable Date") prior to the printing of this document, the issued share capital of the Company was 1,059,414,000 shares of HK$0.10 each, all of which are fully paid (the "Shares").

Subject to the passing of the ordinary resolution approving the Repurchase Mandate and on the basis that no further Shares are issued or repurchased prior to the annual general meeting, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 105,941,400 Shares during the course of the period prior to the next annual general meeting.

(ii) Reasons for Repurchases

The Directors believe that it is in the best interests of the Company and its shareholders to seek a general authority from shareholders to enable the Directors to repurchase Shares on the market. Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders as a whole. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the value of the net assets and/or earnings and/or dividend per Share.

(iii) Funding of Repurchases

Repurchases must be funded out of funds which are legally available for the purpose in accordance with the Company's constitutive documents and Bermuda law, being capital paid up on the purchased Shares or out of the funds of the Company otherwise available for dividend or distribution or out of the proceeds of a fresh issue of shares made for the purpose. Any premium payable on a purchase over the par value of the shares to be purchased must be provided for out of funds of the Company otherwise available for dividend or distribution or out of the Company's share premium account. It is envisaged that the funds required for any repurchase would be derived from such sources.

The Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company. No material adverse impact on the working capital requirements or gearing levels of the Company (as compared with the position disclosed in the audited financial statements for the year ended 31 December 2007 contained in the Company's 2007 annual report) is anticipated in the event that the Repurchase Mandate is exercised in full.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Glorious Sun Enterprises Limited, you should at once hand this document to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 393)

Directors:
Dr. Charles Yeung, SBS, JP *(Chairman)*
Mr. Yeung Chun Fan *(Vice-chairman)*
Mr. Yeung Chun Ho
Mr. Pau Sze Kee, Jackson
Mr. Hui Chung Shing, Herman, JP
Ms. Cheung Wai Yee
Mr. Chan Wing Kan, Archie
* Mr. Wong Man Kong, Peter, BBS, JP
* Mr. Lau Hon Chuen, Ambrose, GBS, JP
* Mr. Chung Shui Ming, Timpson, GBS, JP
\# Dr. Lam Lee G.

* *Independent non-executive Director*
\# *Non-executive Director*

Principal Place of Business:
Glorious Sun Group Building
97 How Ming Street
Kwun Tong
Kowloon
Hong Kong

28 April 2008

To the shareholders of Glorious Sun Enterprises Limited

Dear Sir or Madam,

EXPLANATORY STATEMENT IN RELATION TO THE REPURCHASE MANDATE (AS HEREINAFTER DEFINED)

This is an explanatory statement given to all the shareholders of Glorious Sun Enterprises Limited (the "Company") relating to an ordinary resolution to approve the general mandate to repurchase the Company's securities (the "Repurchase Mandate") to be proposed at the annual general meeting of the Company to be held on Tuesday, 27 May 2008.

GLORIOUS SUN ENTERPRISES LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 393)

Form of proxy for use at the Annual General Meeting to be held on Tuesday, 27 May 2008 at 2:00 p.m.

No. of shares to which this form of proxy relates (note 1)	

I/We (note 2), ______________________________

of ______________________________ being the shareholder(s) of Glorious Sun Enterprises Limited (the "Company"), hereby appoint (note 3) the Chairman of the Meeting or failing him ______________________ of ______________________

____

as my/our proxy to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Board Room, 7th Floor, The Dynasty Club Limited, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Tuesday, 27 May 2008 at 2:00 p.m. and at any adjournment thereof on the undermentioned resolutions as indicated (note 4):–

		FOR (note 4)	AGAINST (note 4)
AS ORDINARY RESOLUTIONS			
1.	To receive and adopt the Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2007.		
2.	To declare the final dividend for the year ended 31 December 2007.		
3.	To declare the special dividend for the year ended 31 December 2007.		
4.	(a) (i) To elect Mr. Yeung Chun Fan as a Director.		
	(ii) To elect Mr. Pau Sze Kee, Jackson as a Director.		
	(iii) To elect Mr. Wong Man Kong, Peter as a Director.		
	(b) To authorised the Board of Directors to fix the Directors' remuneration.		
5.	To appoint Auditors and to authorise the Board of Directors to fix their remuneration.		
6.	(a) To grant an unconditional mandate to the Directors to allot shares.		
	(b) To grant an unconditional mandate to the Directors to purchase the Company's own shares.		
	(c) To extend the share issue mandate granted to the Directors.		

Dated this ______________ day of ______________ 2008.

Signature (note 5) ______________________________

Notes:

1. Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).
2. Please insert full name(s) and address(es) in **BLOCK CAPITALS**.
3. If any proxy other than the Chairman is preferred, delete the words "the Chairman of the Meeting" and insert the name and address of proxy desired in the space provided. Any alteration made to this form of proxy must be initialled by the person who signs it.
4. Please indicate with a " ✓ " in the appropriate space beside each resolution how you wish the proxy to vote on your behalf. If this form is returned duly signed, but without any indication, the proxy may vote for or against the resolution or may abstain at his discretion.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority is determined by the order in which the names stand in the Register of Members in respect of the joint holding.
7. To be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority, must be deposited at the Principal Place of Business of the Company at Glorious Sun Group Building, 97 How Ming Street, Kwun Tong, Kowloon, Hong Kong not less than 48 hours before the time appointed for the Meeting or any adjournment thereof.
8. The proxy need not be a shareholder of the Company but must attend the Meeting in person to represent you.

GLORIOUS SUN ENTERPRISES LIMITED
(旭日企業有限公司)

(於百慕達註冊成立之有限公司)

(股份代號：393)

二零零八年五月二十七日(星期二)下午二時正舉行之股東週年大會之代表委任表格

與本代表委任表格有關之股份數目[註1]	

本人/吾等[註2]______________________________
地址為______________________________為旭日企業有限公司(「本公司」)之股東，茲委任[註3]大會主席，或如其未克出任則委任____________________
地址為______________________________
為本人/吾等之代表，代表本人/吾等出席本公司訂於二零零八年五月二十七日(星期二)下午二時正假座香港灣仔港灣道1號香港會議展覽中心西南座7樓皇朝會董事廳舉行之股東週年大會及其任何續會，依照以下所載指示投票表決下列決議案[註4]：

	普通決議案	贊成[註4]	反對[註4]
1.	省覽及採納截至二零零七年十二月三十一日止年度之財務報表及董事局報告與核數師報告。		
2.	宣派截至二零零七年十二月三十一日止年度之末期股息。		
3.	宣派截至二零零七年十二月三十一日止年度之特別股息。		
4.	(a) (i) 選任楊勳先生為董事。		
	(ii) 選任鮑仕基先生為董事。		
	(iii) 選任王敏剛先生為董事。		
	(b) 授權董事局釐定董事酬金。		
5.	聘任核數師，並授權董事局釐定其酬金。		
6.	(a) 無附帶條件授予董事局配發股份之權力。		
	(b) 無附帶條件授予董事局購回本公司本身股份之權力。		
	(c) 擴大授予董事局發行股份之權力。		

日期: 二零零八年____________月____________日

END

簽署[註5] ________________________

附註：

1. 請填上登記於 閣下名下與本代表委任表格有關之股份數目。如未有填上股數，則本代表委任表格將被視為與所有登記於 閣下名下之本公司股份有關。
2. 請用正楷填上全名及地址。
3. 如不擬委任大會主席為代表，請將「大會主席」字樣刪去，並在空欄內填上 閣下所擬委任代表之姓名及地址。本代表委任表格之每項更改，均須由簽署人簡簽示可。
4. 請在每項決議案側之空欄內填上「✓」號，指示受委代表於表決時如何代表 閣下投票。倘若本表格經簽署後交回，但無任何指示，受委代表可自行酌情投票贊成或反對或棄權投票。
5. 本代表委任表格須由 閣下或 閣下正式書面授權之人士簽署，如股東為一公司，則本代表委任表格須加蓋公司印鑑，或由獲正式授權之公司負責人或代理人簽署。
6. 如屬聯名，在排名於首之聯名持有人親自或委任代表投票後，其他聯名持有人之投票將屬無效。就此而言，排名先後乃依照股東名冊內聯名持有人之排名次序而定。
7. 代表委任表格連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明之該等授權書或授權文件副本，須於大會或任何續會指定舉行時間四十八小時前交回本公司之主要營業地點(地址為香港九龍觀塘巧明街97號旭日集團大廈)，方為有效。
8. 受委代表毋須為本公司股東，惟須親自出席大會以代表 閣下。